As filed with the Securities and Exchange Commission on August 22, 2018

Registration No. 333-226528

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Old National Bancorp

(Exact name of registrant as specified in its charter)

Indiana	6021	35-1539838
(State or other jurisdiction of	(Primary standard industrial	(I.R.S. Employer
incorporation or organization)	classification code number)	Identification Number)

ONE MAIN STREET, EVANSVILLE, INDIANA 47708, (812) 464-1294

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey L. Knight, Esq.

Executive Vice President,

Chief Legal Counsel and Corporate Secretary

Old National Bancorp

One Main Street

Evansville, Indiana 47708

(812) 464-1294

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Michael J. Messaglia, Esq.	Jay L. Kim, Esq.
Robert J. Wild, Esq.	Cam C. Hoang, Esq.
Krieg DeVault LLP	Dorsey & Whitney LLP
One Indiana Square, Suite 2800	50 South Sixth Street, Suite 1500
Indianapolis, Indiana 46204	Minneapolis, Minnesota 55402
(317) 238-6249	(612) 492-6144

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:  ☐

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROXY STATEMENT AND PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE MAY NOT ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT IS EFFECTIVE. THIS PROXY STATEMENT AND PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROXY STATEMENT AND PROSPECTUS

DATED AUGUST 22, 2018, SUBJECT TO COMPLETION

PROXY STATEMENT FOR THE SPECIAL MEETING OF

KLEIN FINANCIAL, INC. SHAREHOLDERS

and

PROSPECTUS OF

OLD NATIONAL BANCORP

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The boards of directors of Klein Financial, Inc. (“Klein”) and Old National Bancorp (“Old National”) have unanimously approved an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Klein will merge with and into Old National (the “Merger”). If the Merger Agreement is approved by the shareholders of Klein and all other closing conditions are satisfied, each shareholder of Klein will be entitled to receive 7.92 shares of Old National common stock (the “Exchange Ratio”) for each share of Klein common stock owned before the Merger, subject to certain adjustments as described in the Merger Agreement (the “Merger Consideration”). The Klein board of directors unanimously determined that the Merger on the terms set forth in the Merger Agreement is in the best interests of Klein and the Klein shareholders.

The Merger value will fluctuate with the market price of Old National common stock and will not be known at the time Klein shareholders vote on the Merger. Based on the $19.05 closing price of Old National’s common stock on the Nasdaq Global Select Market on June 20, 2018, the date of execution of the Merger Agreement, the Exchange Ratio represented approximately $150.88 in value for each share of Klein common stock and an aggregate transaction value of approximately $433.8 million. Based on the $20.30 closing price of Old National’s common stock on August 21, 2018, the last practicable trading day prior to the date of this document, the Exchange Ratio represented approximately $160.78 in value for each share of Klein common stock. Based on the Exchange Ratio and the number of shares of Klein common stock outstanding and issuable at the effective time of the Merger as of August 21, 2018, the number of shares of Old National common stock issuable in the Merger would be 22,771,631.52 reflecting an aggregate transaction value as of August 21, 2018 of approximately $462.3 million. The number of shares and values in this paragraph assume no adjustments to the Merger Consideration as described in the section entitled “The Merger Agreement — Merger Consideration.” We urge you to obtain current market quotations for Old National (trading symbol “ONB”).

The Merger is conditioned upon, among other things, the approval of the Merger Agreement by the Klein shareholders. This document is a proxy statement that the Klein board of directors is using to solicit proxies for use at a special meeting of shareholders to be held on September 27, 2018. At the meeting, the Klein shareholders will be asked to (1) approve the Merger Agreement, (2) adjourn the meeting if necessary to solicit additional proxies, and (3) transact such other business as may properly be brought before the meeting or any adjournment or postponement thereof.

This document is also a prospectus relating to Old National’s issuance of shares of Old National common stock in connection with the completion of the Merger.

For a discussion of certain risk factors relating to the Merger, see “Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement and prospectus or determined if this proxy statement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with completion of the Merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

This proxy statement and prospectus is dated August [●], 2018, and it is first being mailed to Klein shareholders on or about August [●], 2018.

AVAILABLE INFORMATION

As permitted by Securities and Exchange Commission (“SEC”) rules, this document incorporates certain important business and financial information about Old National from other documents that are not included in or delivered with this document. These documents are available to you without charge upon your written or oral request. Your requests for these documents should be directed to the following:

Old National Bancorp

One Main Street

P.O. Box 718

Evansville, Indiana 47705

Attn: Jeffrey L. Knight, Executive Vice President,

Corporate Secretary and Chief Legal Counsel

(812) 464-1363

In order to ensure timely delivery of these documents, you should make your request by September 17, 2018, to receive them before the special meeting.

You can also obtain documents incorporated by reference in this document through the SEC’s website at www..sec.gov. See “Where You Can Find More Information” beginning on page 81.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 27, 2018

To the Shareholders of Klein Financial, Inc.:

We will hold a special meeting of the shareholders of Klein Financial, Inc. (“Klein”) on September 27, 2018, at 10:00 a.m., Central Time, at 1550 Audubon Rd, Chaska, Minnesota 55318, to consider and vote upon:

1. Merger Proposal. A proposal to approve the Merger Agreement pursuant to which Klein will merge with and into Old National.

2. Adjournment. A proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the special meeting in person or by proxy to approve the Merger Agreement (the “Adjournment Proposal”).

3. Other Matters. Such other matters as may properly come before the special meeting or any adjournment of the special meeting. The Klein board of directors is not aware of any such other matters as of the date of this proxy statement and prospectus.

The enclosed proxy statement and prospectus describes the Merger Agreement and the proposed Merger in detail and includes, as Annex A, the complete text of the Merger Agreement. We urge you to read these materials for a description of the Merger Agreement and the proposed Merger. In particular, you should carefully read “Risk Factors” beginning on page 14 of the enclosed proxy statement and prospectus for a discussion of certain risk factors relating to the Merger.

The board of directors of Klein unanimously recommends that shareholders vote (1) “FOR” approval of the Merger Agreement and (2) “FOR” approval of the Adjournment Proposal. The board of directors of Klein fixed the close of business on August 21, 2018, as the record date for determining the holders of Klein voting common stock entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

YOUR VOTE IS IMPORTANT. The Merger Agreement must be approved by the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Klein common stock entitled to vote. If you do not return your proxy or do not vote in person at the special meeting, the effect will be the same as a vote against the Merger Agreement. Whether or not you plan to attend the special meeting in person, we urge you to date, sign and return promptly the enclosed proxy in the accompanying envelope. You may revoke your proxy at any time before the special meeting by sending a written notice of revocation, submitting a new proxy or by attending the special meeting and voting in person.

Under Minnesota law, if the Merger is completed, Klein shareholders of record who do not vote to approve the Merger Agreement, and otherwise comply with the applicable provisions of Minnesota law pertaining to objecting shareholders, will be entitled to exercise dissenters’ rights and obtain payment in cash for the fair value of their shares of Klein common stock by following the procedures set forth in detail in this proxy statement and prospectus. A copy of the sections of the Minnesota Business Corporation Act pertaining to dissenters’ rights are included as Annex C to this proxy statement and prospectus.

By Order of the Board of Directors

Chairman and Chief Executive Officer

August [●], 2018

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q: What am I voting on?

A: You are being asked to vote to approve the Merger Agreement, pursuant to which Klein will merge with and into Old National. Old National would be the surviving entity in the Merger, and Klein would no longer be a separate company.

Additionally, you are being asked to vote to approve the Adjournment Proposal.

Q: What will I receive in the Merger?

A: If the Merger is completed, each share of Klein common stock will be converted into the right to receive, as set forth in the Merger Agreement, 7.92 shares of Old National common stock (the “Exchange Ratio”), subject to adjustment as summarized below (the “Merger Consideration”). If the Klein Consolidated Shareholders’ Equity is less than the Minimum Shareholders’ Equity as of the end of the month prior to the effective time of the Merger (as those terms are defined in the Merger Agreement), the Exchange Ratio will be decreased as described in the section entitled “The Merger Agreement — Merger Consideration.”

In addition, unless Old National increases the Exchange Ratio by exercising its option to increase the Exchange Ratio under the terms of the Merger Agreement, Klein will have the right to terminate the Merger Agreement pursuant to the section entitled “The Merger Agreement — Reasons for Termination,” at any time during the five day period commencing on the first date on which all regulatory approvals necessary for the consummation of the Merger have been received (the “Calculation Date”) if the Old National Market Value on the Calculation Date is less than $15.75 per share. Such termination would be effective on the 10th day following the Calculation Date. The Old National Market Value shall mean the volume weighted average price of a share of Old National common stock for the 15 consecutive trading days period ending on the day immediately preceding the Calculation Date.

Q: Will the Exchange Ratio adjust based on the trading price of Old National common stock prior to closing?

A: No. The Exchange Ratio will not increase or decrease solely due to changes in the trading price of Old National common stock prior to the closing of the Merger. The Exchange Ratio is subject to adjustment as described above.

Q: What is the value of the per share Merger Consideration?

A: The per share value of the Merger Consideration for Klein shareholders will fluctuate as the market price of Old National common stock fluctuates before the completion of the Merger. This price will not be known at the time of the Klein special meeting and may be more or less than the current price of Old National common stock or the price of Old National common stock at the time of the special meeting. Based on the $19.05 closing stock price of Old National common stock on the Nasdaq Global Select Market on June 20, 2018, the trading day immediately preceding the public announcement date of the Merger, the value of the per share Merger Consideration for Klein shareholders would be approximately $150.88, assuming no adjustments to the Merger Consideration as described in the section entitled “The Merger Agreement — Merger Consideration.” Based on the $20.30 closing stock price of Old National common stock on the Nasdaq Global Select Market on August 21, 2018, the latest practicable date before the date of this proxy statement and prospectus, the value of the per share Merger Consideration for Klein shareholders would be approximately $160.78, assuming no adjustments to the Merger Consideration as described in the section entitled “The Merger Agreement — Merger Consideration.” We urge you to obtain current market quotations for shares of Old National common stock.

Q: When will shareholders receive their share of the Merger Consideration?

A: Promptly after the effective time of the Merger, Old National will mail to each holder of Klein common stock a letter of transmittal with a form providing instructions for the exchange of shares for the Merger Consideration. Upon Old National’s receipt of a properly completed and executed letter of transmittal, Old National will issue to each holder of Klein common stock a statement of ownership of book-entry shares representing that number of shares of Old National common stock (including fractional shares) that each holder of Klein common stock has the right to receive.

Q: Why do Klein and Old National want to engage in the Merger?

A: Klein believes that the Merger will provide its shareholders with substantial benefits, and Old National believes that the Merger will further its strategic growth plans generally and specifically in Minnesota. To review the reasons for the Merger in more detail, see “Proposal 1 — The Merger — Klein’s Reasons for the Merger and Recommendation of the Board of Directors” beginning on page 28 and “Proposal 1 — The Merger — Old National’s Reasons for the Merger” beginning on page 31.

Q: What risks should I consider before I vote on the Merger Agreement?

A: You should review “Risk Factors” beginning on page 14.

Q: Will Old National shareholders receive any shares as a result of the Merger?

A: No. Old National shareholders will continue to own the same number of Old National shares they owned before the effective time of the Merger.

Q: Who is entitled to vote on each of the matters to be considered at the special meeting?

A: Shareholders of record of Klein’s voting common stock at the close of business on August 21, 2018, the record date for the special meeting, are entitled to vote on each of the proposals at the special meeting. At the close of business on the record date, there were 2,822,000 shares of common stock entitled to vote at the meeting.

Q: How many votes may I cast?

A: Each share of Klein voting common stock is entitled to one vote on each proposal at the special meeting. The proxy card included with this proxy statement indicates the number of voting shares owned by an account attributable to you.

Q: What vote is required to approve each proposal at the Klein special meeting and what happens if I do not return a proxy or otherwise do not vote?

A: Approval of the Merger Agreement requires the affirmative vote of the holders of at least a majority of the 2,822,000 shares of Klein voting common stock issued and outstanding on the record date.

Because the required vote of Klein shareholders on the Merger Agreement is based upon the number of issued and outstanding shares of Klein common stock entitled to vote rather than upon the number of shares actually voted, a failure to vote and abstentions will have the same practical effect as a vote “AGAINST” approval of the Merger Agreement.

In connection with the execution of the Merger Agreement, Daniel Klein, the Chairman of the Board and Chief Executive Officer, Alan Klein, the Vice Chairman and Executive Vice President, and James Klein, the Vice Chairman, executed voting agreements pursuant to which they agreed to vote their shares and shares held by trusts (subject to their fiduciary duties and the applicable trust agreement), under which they are individually beneficial owners in favor of the Merger Agreement. As of the record date, these shareholders beneficially owned 1,642,500 shares of Klein voting common stock, or approximately 58.2% of the issued and outstanding shares of Klein voting common stock. Accordingly, Klein expects that the Merger Agreement will be approved at the special meeting.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the shares present in person or by proxy at the special meeting and entitled to vote, whether or not a quorum is present. A failure to vote will have no effect on this proposal, but abstentions will have the same practical effect as a vote “AGAINST” approval of the Adjournment Proposal.

If you properly complete and sign your proxy but do not indicate how your shares of Klein voting common stock should be voted on a proposal, the shares of Klein voting common stock represented by your proxy will be voted as the Klein board of directors recommends and therefore, “FOR” approval of the Merger Agreement, and “FOR” approval of the Adjournment Proposal.

Q: Am I entitled to exercise dissenters’ rights instead of receiving the per share Merger Consideration for my shares of Klein common stock?

A: Klein shareholders are entitled to dissenters’ rights under Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act (the “MBCA”) provided they follow the procedures and satisfy the conditions set forth in Sections 302A.471 and 302A.473 of the MBCA. For more information regarding dissenters’ rights, see “Dissenters’ Rights of Klein Shareholders” beginning on page 58 of this proxy statement and prospectus.

In addition, a copy of Sections 302A.471 and 302A.473 of the MBCA are attached as Annex C to this proxy statement and prospectus. Failure to strictly comply with Sections 302A.471 and 302A.473 of the MBCA may result in your waiver of, or inability to, exercise dissenters’ rights.

Q: What do I need to do now?

A: After reading this proxy statement and prospectus, you may vote in one of two ways: (1) by mail (by completing and signing the proxy that accompanies this proxy statement and prospectus); or (2) in person (by either delivering the completed proxy or by casting a ballot if attending the special meeting). In the event that you choose not to exercise your vote in person, you should mail your signed proxy in the accompanying pre-addressed, postage-paid envelope as soon as possible so that your shares can be voted at the September 27, 2018 Klein special meeting.

Q: Can I change my vote after I have mailed my signed proxy?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you revoke your proxy. Second, you can complete and submit a new proxy, dated at a date later than your most recent proxy. Third, you can attend the special meeting and vote in person. Your attendance at the special meeting will not, however, by itself revoke your proxy.

Q: What constitutes a quorum?

A: The holders of a majority of the issued and outstanding shares of Klein common stock entitled to vote as of the record date must be present in person or by proxy at the special meeting to constitute a quorum. In determining whether a quorum is present, shareholders who abstain will be treated as present for determining the presence or absence of a quorum.

Q: What happens if the Merger is not completed?

A: Klein and Old National expect to complete the Merger in the fourth quarter of 2018. However, neither Klein nor Old National can assure you of when or if the Merger will be completed. Klein and Old National must first obtain the approval of Klein shareholders for the Merger, as well as obtain necessary regulatory approvals and satisfy certain other standard closing conditions, as described in the section entitled “The Merger Agreement — Conditions to the Merger.” If the Merger is not completed, Klein shareholders will not receive any consideration for their shares and will continue to be Klein shareholders. Each of Klein and Old National will remain independent companies. Under certain circumstances, Klein may be required to pay Old National a fee with respect to the termination of the Merger Agreement and Old National may be required to pay Klein a fee with respect to the termination of the Merger Agreement, as described under “The Merger Agreement — Termination Fee.”

Q: When is the Merger expected to be completed?

A: We are working to complete the Merger as quickly as possible. We must obtain the necessary regulatory approvals and the approval of the Merger Agreement by Klein shareholders at the special meeting, and the Klein and Old National must satisfy certain other standard closing conditions, as described in the section entitled “The Merger Agreement — Conditions to the Merger.” We currently expect to complete the Merger in the fourth quarter of 2018.

Q: What are the tax consequences of the Merger to me?

A: The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). If the Merger qualifies, Klein shareholders will not recognize gain or loss on the exchange of shares of Klein common stock for shares of Old National common stock in the Merger.

As a condition to the closing, each of Klein and Old National must receive an opinion from Krieg DeVault LLP to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code (the “Code”). See “United States Federal Income Tax Consequences” beginning on page 74 for a more complete discussion of the United States federal income tax consequences of the Merger. Your tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the Merger to you.

Q: Whom should I contact if I have other questions about the Merger Agreement or the Merger?

A: If you have more questions about the Merger Agreement or the Merger, you should contact:

Old National Bancorp

One Main Street

Evansville, Indiana 47708

(812) 464-1294

Attn: Jeffrey L. Knight, Executive Vice President, Chief Legal Counsel and Corporate Secretary

You may also contact:

Klein Financial, Inc.

1550 Audubon Road, Suite 200

Chaska, Minnesota 55318

(952) 361-9249

Attn: Doug Hile, President and COO

SUMMARY

This summary highlights selected information in this proxy statement and prospectus and may not contain all of the information important to you. To understand the Merger more fully, you should read this entire document carefully, including the annexes and the documents referred to in this proxy statement and prospectus. A list of the documents incorporated by reference appears under the caption “Where You Can Find More Information” on page 81.

The Companies (page 22)

Old National Bancorp

One Main Street

Evansville, Indiana 47708

(812) 464-1294

Old National Bancorp (Nasdaq: ONB) is the holding company of Old National Bank. Headquartered in Evansville with $17.5 billion in assets as of June 30, 2018, it is a top 100 U.S. bank, the largest Indiana-based bank and has been recognized as a World’s Most Ethical Company by the Ethisphere Institute for seven consecutive years. For nearly 185 years, Old National has been a community bank committed to building long-term, highly valued relationships with clients. With locations in Indiana, Kentucky, Michigan, Minnesota and Wisconsin, Old National provides retail and commercial banking services along with comprehensive wealth management, investment and capital markets services. For information and financial data, please visit Investor Relations at oldnational.com.

Klein Financial, Inc.

1550 Audubon Road, Suite 200

Chaska, Minnesota 55318

(952) 361-9249

Klein Financial, Inc. is the holding company of KleinBank, a community bank which has 18 branches, more than 400 employees and assets of approximately $1.97 billion as of June 30, 2018. Over the past few years, KleinBank has received recognition as a Star Tribune top workplace, for providing best in class services for Business Banking and Mortgage Lending by the readers of Twin Cities Business, and as a recipient of the Better Business Bureau of Minnesota and North Dakota’s Torch Award for Ethics, as well as the Better Business Bureau International’s Torch Award for Ethics.

Special Meeting of Shareholders; Required Vote (page 20)

The special meeting of Klein shareholders is scheduled to be held at 1550 Audubon Rd, Chaska, Minnesota 55318, at 10:00 a.m., Central Time, on September 27, 2018. At the Klein special meeting, you will be asked to vote to approve the Merger Agreement. You will also be asked to approve the Adjournment Proposal. Only holders of record of Klein voting common stock as of the close of business on August 21, 2018 are entitled to notice of, and to vote at, the Klein special meeting and any adjournments or postponements of the Klein special meeting.

As of the record date, there were 2,875,206 shares of Klein common stock outstanding and 2,822,000 of those shares were entitled to vote at the special meeting. Each share of Klein voting common stock is entitled to one vote on each proposal at the special meeting.

Approval of the Merger Agreement requires the affirmative vote of holders of at least a majority of the issued and outstanding shares of Klein common stock entitled to vote. The vote on the Adjournment Proposal requires the affirmative vote of a majority of the shares of Klein common stock present in person or by proxy at the special meeting and entitled to vote.

As of the record date, the directors and executive officers of Klein (and their affiliates), as a group, beneficially owned 2,822,000 shares of Klein voting common stock, 100% of the issued and outstanding shares of Klein voting common stock. In connection with the execution of the Merger Agreement, Daniel Klein, Alan Klein and James Klein executed voting agreements pursuant to which they agreed to vote their shares and shares held by trusts (subject to their fiduciary duties and the applicable trust agreement), under which they are individually beneficial owners in favor of the Merger Agreement. As of the record date, these shareholders beneficially owned 1,642,500 shares of Klein voting common stock, or approximately 58.2% of the issued and outstanding shares of Klein voting common stock. Accordingly, Klein expects that the Merger Agreement will be approved at the special meeting.

No approval of the Merger Agreement by Old National shareholders is required.

The Merger and the Merger Agreement (pages 23 and 43)

The Merger Agreement provides that, if all of the conditions to closing are satisfied or waived, Klein will be merged with and into Old National, with Old National surviving. Effective simultaneously with the consummation of the Merger, KleinBank will be merged with and into Old National Bank, a wholly-owned subsidiary of Old National (the “Bank Merger”). We encourage you to read the Merger Agreement, which is included as Annex A to this proxy statement and prospectus and is incorporated by reference herein.

What Klein Shareholders Will Receive in the Merger (page 43)

If the Merger is completed, each share of Klein common stock will be converted into 7.92 shares of Old National common stock, provided that if the Klein Consolidated Shareholders’ Equity is less than Minimum Shareholders’ Equity as of the Determination Date, the Exchange Ratio will be decreased as provided in the section entitled “The Merger Agreement — Termination Fee.” In addition if the Old National Market Value on the Calculation Date is less than $15.75, Klein will have the right to terminate the Merger Agreement unless Old National increases the Exchange Ratio by exercising its option to increase the Exchange Ratio under the terms of the Merger Agreement.

Recommendation of Klein Board of Directors; Klein’s Reasons for the Merger (page 28)

The Klein board of directors unanimously determined that the Merger on the terms set forth in the Merger Agreement is in the best interests of Klein and the Klein shareholders. The Klein board of directors unanimously recommends that Klein shareholders vote “FOR” approval of the Merger Agreement. In reaching its determination, the Klein board of directors considered a number of factors, which are described in the section entitled “Proposal 1 — The Merger — Klein’s Reasons for the Merger and Recommendation of the Board of Directors” beginning on page 28. Because of the wide variety of factors considered, the Klein board of directors did not believe it practicable, nor did it attempt, to quantify or otherwise assign relative weight to the specific factors it considered in reaching its decision.

The Klein board of directors also unanimously recommends that you vote “FOR” approval of the Adjournment Proposal.

Dissenters’ Rights of Klein Shareholders (page 58)

Klein shareholders of record have dissenters’ rights under the MBCA in connection with the Merger.

Klein shareholders who do not vote in favor of the approval of the Merger Agreement and who otherwise comply with applicable provisions of Sections 302A.471 and 302A.473 of the MBCA will be entitled to exercise dissenters’ rights thereunder. Any shares of Klein common stock held by a Klein shareholder as of the record date who has not voted in favor of the approval of the Merger Agreement and who has demanded appraisal for such shares in accordance with the MBCA will not be converted into a right to receive the Merger Consideration, unless such Klein shareholder fails to perfect, withdraws or otherwise loses such shareholder’s dissenters’ rights under the MBCA. If, after the consummation of the Merger, such holder of Klein common stock fails to perfect, withdraws or otherwise loses his, her or its dissenters’ rights, each such share will be treated as if it had been converted as of the consummation of the Merger into a right to receive the Merger Consideration. The relevant provisions of the MBCA are included as Annex C to this proxy statement and prospectus.

You are encouraged to read these provisions carefully and in their entirety. Due to the complexity of the procedures for exercising your dissenters’ rights, Klein shareholders who are considering exercising such rights are encouraged to seek the advice of legal counsel.

Failure to strictly comply with these provisions will result in the loss of dissenters’ rights. See the section entitled “Dissenters’ Rights of Klein Shareholders” beginning on page 58 of this proxy statement and prospectus and the text of Sections 302A.471 and 302A.473 of the MBCA reproduced in their entirety as Annex C to this proxy statement and prospectus for additional information.

Voting Agreements (page 57)

In connection with the execution of the Merger Agreement, Daniel Klein, Alan Klein and James Klein executed voting agreements pursuant to which they agreed to vote their shares and shares held by trusts (subject to their fiduciary duties and the applicable trust agreement), under which they are individually beneficial owners in favor of the Merger Agreement. As of the record date, these shareholders beneficially owned 1,642,500 shares of Klein voting common stock, or approximately 58.2% of the issued and outstanding shares of Klein voting common stock. Accordingly, Klein expects that the Merger Agreement will be approved at the special meeting.

Lock-Up Agreements (page 57)

In connection with the execution of the Merger Agreement, Daniel Klein, Alan Klein and James Klein executed lock-up agreements, and certain other holders of Klein common stock will execute lock-up agreements prior to the closing, covering in the aggregate approximately 18,200,000 shares of Old National common stock, assuming no adjustments to the Merger Consideration, or approximately 80% of the Old National common stock issued in the Merger. Such shareholders agree not to sell or enter into any transactions to dispose of their shares of Old National common stock received in the Merger, or publicly disclose an intention to effect any such transaction, for a period of 60 to 90 days after the Effective Time of the Merger, which may be waived by Old National’s prior written consent. As to the certain other shareholders who will execute lock-up agreements prior to the closing, such restrictions will apply only to 60% of each of these shareholders’ shares of Old National common stock received as Merger Consideration.

Opinion of Klein’s Financial Advisor (page 32)

In connection with the Merger, the Klein board of directors received an oral and a written opinion, dated June 20, 2018, from Klein’s financial advisor, Sandler O’Neill + Partners, L.P. (“Sandler O’Neill”), to the effect that, as of the date of the opinion and based on and subject to the various factors, assumptions and limitations described in the opinion, the Merger Consideration described in the Merger Agreement was fair, from a financial point of view, to the holders of Klein common stock. The full text of Sandler O’Neill’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion, is attached to this document as Annex B. You should read the opinion carefully and in its entirety. The opinion of Sandler O’Neill is directed to the Klein board of directors, is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of Klein common stock in the Merger as of the date of the opinion, does not address any other aspect of the transactions contemplated by the Merger Agreement and does not constitute a recommendation to any Klein shareholder as to how to vote at the Klein special meeting or any other matter relating to the Merger.

Regulatory Approvals (page 56)

Under the terms of the Merger Agreement, the Merger cannot be completed until Old National receives necessary regulatory approvals, which include the approval of the Minnesota Department of Commerce, the approval of the Office of the Comptroller of the Currency (the “OCC”) and the approval or waiver of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). Old National has filed an application with the OCC and Federal Reserve Board for approval. The Minnesota Department of Commerce only requires a notification filing, which has been provided by Old National.

Issued Old National Shares Will be Eligible for Trading (page 57)

The shares of Old National common stock to be issued upon completion of the Merger will be eligible for trading on the Nasdaq Global Select Market.

Conditions to the Merger (page 51)

The respective obligations of Old National and Klein to consummate the Merger are subject to the satisfaction or waiver, on or before the effective time of the Merger, of a number of conditions, including:

•	the shareholders of Klein shall have approved and adopted the Merger Agreement;

•	approval of the Merger and the Bank Merger by the appropriate regulatory authorities;

•

the consummation of the Merger and the Bank Merger shall not be illegal or otherwise prohibited and no order, injunction or other legal restraint preventing the consummation of the Merger or the Bank Merger is in effect;

•

the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part, relating to the shares of Old National common stock to be issued pursuant to the Merger Agreement, must have become effective under the Securities Act of 1933, and no stop order suspending the effectiveness of the Registration Statement shall have been issued or threatened by the SEC;

•

the representations and warranties made by the parties in the Merger Agreement must be true and correct as of the effective time of the Merger or as otherwise required in the Merger Agreement, unless the inaccuracies do not or would not reasonably be expected to result in a material adverse effect;

•	the obligations of the parties in the Merger Agreement must have been performed in all material respects;

•	the parties must have received the respective closing deliverables of the other party to the Merger Agreement;

•	dissenting shares must represent no more than 10% of the issued and outstanding shares of Klein common stock;

•	Old National has offered to enter into a tax indemnity letter with each Klein shareholder;

•

Klein and Old National must have received an opinion from Krieg DeVault LLP (“Krieg DeVault”), dated as of the closing date, to the effect that the Merger constitutes a “reorganization” within the meaning of Section 368(a)(1) of the Code;

•

no person (other than a holder of shares of Klein common stock) will have asserted that such person (1) is the owner of, or has the right to acquire or to obtain ownership of, any capital stock of or any other voting, equity or ownership interest in, either of Klein or KleinBank or (2) is entitled to any of the Merger Consideration;

•

Klein’s Consolidated Shareholders’ Equity (computed in accordance with the Merger Agreement), as of the end of the month prior to the effective time of the Merger, shall be at least equal to the Minimum Shareholders’ Equity; and

•

Klein shareholders shall have executed lock-up agreements to restrict the sale of no less than 80% of the Old National common stock received by them for sixty (60) to ninety (90) days after the effective time of the Merger, which may be waived by Old National’s prior written consent.

We cannot be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed.

Termination (page 54)

Old National or Klein may mutually agree at any time to terminate the Merger Agreement without completing the Merger, even if the Klein shareholders have approved it. Also, either party may decide, without the consent of the other party, to terminate the Merger Agreement under specified circumstances, including (1) if the Merger is not consummated by March 31, 2019 (but only if the party who is terminating the Merger Agreement did not breach the Merger Agreement in a way that caused the Merger to fail to occur on or before March 31, 2019), (2) if any governmental entity has issued a final and nonappealable order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger or (3) if the Klein shareholders do not approve the Merger Agreement at the Klein special meeting. In addition, either party may terminate the Merger Agreement if there is a breach of the Merger Agreement by the other party that would cause the failure of conditions to the terminating party’s obligation to close, unless the breach is capable of being cured and is cured by the earlier of March 31, 2019 or the date that is 30 days following written notice of the breach.

Old National has the right to terminate the Merger Agreement if the Klein board (1) fails to recommend in this proxy statement and prospectus that the Klein shareholders approve the Merger Agreement, or withdraws, modifies or qualifies such recommendation in a manner adverse to Old National, or resolves to do so, or fails to reaffirm such recommendation within five business days after Old National requests in writing that such action be taken, (2) recommends or endorses an acquisition proposal or (3) breaches certain obligations, including with respect to the non-solicitation of acquisition proposals or calling a meeting of its shareholders and recommending that they approve the Merger Agreement.

Old National has the right to terminate the Merger Agreement if the dollar amount of all remedial or other corrective actions and measures required by the applicable lease or applicable environmental laws and regulations to be taken with respect to Klein’s owned or leased real property or any adjoining properties is estimated to exceed, in the aggregate, $3,000,000.

Klein has the right to terminate the Merger Agreement if the Old National Market Value on the Calculation Date is below $15.75 and Old National does not increase the Exchange Ratio by exercising its option to increase the Exchange Ratio under the terms of the Merger Agreement. Klein also has the right to terminate the Merger Agreement to pursue an alternative transaction that its board of directors has determined, in exercising its fiduciary duties, is superior to the Merger.

Termination Fee (page 55)

Old National is required to pay Klein $2,000,000 if the Merger Agreement is terminated by either party as a result of the failure to obtain any of the bank regulatory approvals and such failure is a result of a regulatory issue directly and solely related to Old National. Klein is required to pay Old National a $17,078,724 termination fee in connection with the termination of the transactions contemplated by the Merger Agreement under certain circumstances, including circumstances involving alternative acquisition proposals with respect to Klein, changes in the recommendation of the Klein board, and certain breaches of the Merger Agreement by Klein, and if the Merger Agreement is terminated due to Klein failing to obtain the requisite shareholder vote at the duly convened Klein meeting of shareholders or at any adjournment thereof at which a vote on the approval of the Merger Agreement was taken.

Interests of Certain Directors and Executive Officers of Klein in the Merger That are Different From Yours (page 61)

You should be aware that some of Klein’s directors and executive officers may have interests in the Merger that are different from, or in addition to, their interests as shareholders. The Klein board of directors was aware of these interests and took them into account in approving the Merger Agreement.

Additionally, Old National is obligated under the Merger Agreement to provide continuing indemnification to the officers and directors of Klein and KleinBank for a period of six years following the Merger and to provide such directors and officers with directors’ and officers’ liability insurance for a period of six years following the Merger.

Accounting Treatment of the Merger (page 57)

The Merger will be accounted for as a purchase transaction in accordance with United States generally accepted accounting principles.

Rights of Shareholders After the Merger (page 63)

When the Merger is completed, Klein shareholders, whose rights are currently governed by the Klein articles of incorporation and by-laws, will become Old National shareholders, and their rights then will be governed by Old National’s articles of incorporation and by-laws. Old National is organized under Indiana law and Klein is organized under Minnesota law. To review the differences in the rights of shareholders under each company’s governing documents, see “Comparison of the Rights of Shareholders” beginning on page 63.

United States Federal Income Tax Consequences of the Merger (page 74)

The Merger is intended to qualify as a “reorganization” for United States federal income tax purposes. If the Merger qualifies, Klein shareholders will not recognize gain or loss for United States federal income tax purposes on the exchange of shares of Klein common stock for shares of Old National common stock in the Merger.

To review the tax consequences of the Merger to Klein shareholders in greater detail, please see “United States Federal Income Tax Consequences” beginning on page 74.

Comparative Per Share Data

The following table shows information about Old National’s and Klein’s book value per share, cash dividends per share, and diluted earnings per share, and similar information as if the Merger had occurred on the date indicated, all of which is referred to as “pro forma” information. In presenting the comparative pro forma information for certain time periods, it has been assumed that Old National and Klein had been merged throughout those periods along with certain other assumptions.

The information listed as “Pro Forma Equivalent Klein Share” was obtained by multiplying the “Pro Forma Combined” amounts by an Exchange Ratio of 7.92, assuming no adjustments to the Merger Consideration as described in the section entitled “The Merger Agreement — Merger Consideration.” This information is presented to reflect the fact that Klein shareholders will receive shares of Old National common stock for each share of Klein common stock exchanged in the Merger. It is also anticipated that the combined company will derive financial benefits from the Merger that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the merged company under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. Further, the pro forma information below excludes one-time expenses related to the Merger. The pro forma information also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

	Old National Historical	Klein Historical	Pro Forma Combined	Pro Forma Equivalent Klein Share
Book value per share:
At June 30, 2018	$14.44	$71.51	$15.04	$119.12
at December 31, 2017	14.17	75.26	14.81	117.30

Cash dividends per share:
Six months ended June 30, 2018	$0.26	$4.49	$0.26	$2.06
Year ended December 31, 2017	0.52	4.17	0.52	4.12

Diluted earnings per share:
Six months ended June 30, 2018	$0.60	$5.39	$0.62	$4.91
Year ended December 31, 2017	0.69	9.04	0.70	5.54

Market Prices and Share Information

The following table presents quotation information for Old National common stock on the Nasdaq Global Select Market on June 20, 2018, which was the last trading day prior to the announcement of the signing of the Merger Agreement and August 21, 2018, which was the last practicable trading day for which information was available prior to the date of this proxy statement and prospectus. Klein common stock is privately-held and not traded.

	Old National Common Stock
	High	Low	Close
	(Dollars per share)
June 20, 2018	$19.05	$18.75	$19.05
August 21, 2018	$20.35	$19.85	$20.30

SELECTED CONSOLIDATED FINANCIAL DATA OF OLD NATIONAL

The selected consolidated financial data of Old National below, as of and for the six months ended June 30, 2018 and 2017, is derived from Old National’s unaudited historical financial statements. The selected consolidated financial data presented below, as of and for each of the years in the five-year period ended December 31, 2017, is derived from Old National’s audited historical financial statements. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference in this proxy statement and prospectus that Old National has previously filed with the SEC. See the section entitled “Where You Can Find More Information” on page 81. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	Six Months Ended June 30,		Year Ended December 31
	2018	2017	2017	2016	2015	2014	2013
	(Unaudited)
(Dollar amounts in thousands, except per share data)
Results of Operations
Net interest income	$260,535	$210,134	$437,168	$402,703	$366,116	$366,370	$317,424
Provision for loan losses	2,826	1,702	3,050	960	2,923	3,097	(2,319)
Noninterest income	91,194	92,191	183,382	252,830	230,632	165,129	184,758
Noninterest expense	247,617	204,702	448,836	454,147	430,932	386,438	361,984
Income before income tax	101,286	95,921	168,664	200,426	162,893	141,964	142,517
Income tax	9,302	21,075	72,939	66,162	46,177	38,297	41,597
Net income	91,984	74,846	95,725	134,264	116,716	103,667	100,920
Dividends paid on common stock	39,588	35,219	72,604	67,536	55,552	48,181	40,278
Per Common Share
Earnings per share (basic)	0.61	0.55	0.69	1.05	1.01	0.96	1.00
Earnings per share (diluted)	0.60	0.55	0.69	1.05	1.00	0.95	1.00
Dividends paid	0.26	0.26	0.52	0.52	0.48	0.44	0.40
Book value — end of period	14.44	13.92	14.17	13.42	13.05	12.54	11.64
Market value — end of period	18.60	17.25	17.45	18.15	13.56	14.88	15.37
At Period End
Total assets	17,482,990	14,957,281	17,518,292	14,860,237	11,991,527	11,646,051	9,581,744
Investment securities	3,707,383	3,509,477	3,880,270	3,542,264	3,290,332	3,471,885	3,134,935
Loans, excluding held for sale	11,295,629	9,232,040	11,118,121	9,010,512	6,948,405	6,318,201	5,082,964
Allowance for loan losses	53,660	50,986	50,381	49,808	52,233	47,849	47,145
Total deposits	12,596,376	10,683,714	12,605,764	10,743,253	8,400,860	8,490,664	7,210,903
Borrowings	2,530,104	2,259,918	2,578,204	2,152,086	1,920,246	1,469,911	1,018,720
Shareholders’ equity	2,200,215	1,886,594	2,154,397	1,814,417	1,491,170	1,465,764	1,162,640
Financial Ratios
Return on average assets	1.06%	1.01%	0.63%	0.98%	0.98%	0.99%	1.05%
Return on average common shareholders’ equity	8.46%	8.11%	4.98%	7.84%	7.88%	7.91%	8.54%
Allowance for loan losses to total loans (period end) (excluding held for sale)	0.48%	0.55%	0.45%	0.55%	0.75%	0.76%	0.93%
Shareholders’ equity to total assets (period end)	12.58%	12.61%	12.30%	12.21%	12.44%	12.59%	12.13%
Average equity to average total assets	12.48%	12.46%	12.57%	12.55%	12.42%	12.57%	12.33%
Dividend payout ratio	42.62%	47.27%	75.36%	50.30%	47.60%	46.48%	39.91%

SELECTED CONSOLIDATED FINANCIAL DATA OF KLEIN

The selected consolidated financial data of Klein below, as of and for the six months ended June 30, 2018 and 2017, is derived from Klein’s unaudited historical financial statements. The selected consolidated financial data presented below, as of and for each of the years in the five-year period ended December 31, 2017 is derived from Klein’s audited historical financial statements. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	Six Months Ended June 30		Year ended December 31
	2018	2017	2017	2016	2015	2014	2013
	(Unaudited)
(Dollar amounts in thousands, except per share data)
Results of Operations
Net interest income	$32,639	$29,557	$60,986	$56,741	$54,351	$49,000	$44,682
Provision for loan losses	—	—	—	(1,008)	(1,008)	—	600
Noninterest income	9,427	9,847	18,266	18,312	16,814	17,177	17,720
Noninterest expense	26,563	26,759	53,249	54,797	55,386	53,763	50,396
Income before income tax	15,502	12,645	26,003	21,264	16,787	12,414	11,406
Income tax	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Net income	15,502	12,645	26,003	21,264	16,787	12,414	11,406
Dividends paid on common stock	12,900	9,000	12,000	8,300	3,383	5,525	2,523
Per Common Share
Earnings per share (basic)	5.39	4.40	9.04	7.40	5.84	4.32	3.97
Earnings per share (diluted)	5.39	4.40	9.04	7.40	5.84	4.32	3.97
Dividends paid	4.49	3.13	4.17	2.89	1.18	1.92	0.88
Book value — end of period	71.51	72.98	75.26	70.44	68.32	64.49	55.80
Market value — end of period	N/A	N/A	N/A	N/A	N/A	N/A	N/A
At Period End
Total assets	1,966,219	1,954,185	2,004,141	1,916,199	1,906,252	1,832,289	1,588,200
Investment securities	714,600	734,368	726,591	740,294	812,256	848,057	774,787
Loans, excluding held for sale	1,087,756	1,042,955	1,099,790	1,008,178	929,904	799,323	643,581
Allowance for loan losses	13,095	13,844	13,342	13,765	14,805	16,081	15,609
Total deposits	1,705,433	1,617,821	1,687,862	1,595,671	1,580,036	1,563,091	1,356,289
Borrowings	13,065	83,673	64,084	79,726	115,968	72,820	57,305
Shareholders’ equity	205,594	209,824	216,400	202,533	196,431	185,417	160,444
Financial Ratios
Return on average assets	1.58%	1.32%	1.33%	1.12%	0.91%	0.76%	0.71%
Return on average common shareholders’ equity	14.97%	12.28%	12.27%	10.11%	8.62%	7.08%	6.59%
Allowance for loan losses to total loans (period end and excluding held for sale)	1.20%	1.33%	1.21%	1.37%	1.59%	2.01%	2.43%
Shareholders’ equity to total assets (period end)	10.46%	10.7%	10.8%	10.6%	10.3%	10.1%	10.1%
Average equity to average total assets	10.54%	10.79%	10.86%	11.08%	10.50%	10.69%	10.77%
Dividend payout ratio	83.22%	71.2%	46.1%	39.0%	20.2%	44.5%	22.1%
Average Assets	1,980,983	1,919,447	1,949,995	1,897,979	1,854,625	1,639,164	1,606,269
Average Equity	208,831	207,032	211,843	210,303	194,778	175,240	173,058

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement and prospectus (See “Where You Can Find More Information”), including the risk factors included in Old National’s Annual Report on Form 10-K for the year ended December 31, 2017, you should consider carefully the risk factors described below in deciding how to vote for the proposals presented in this proxy statement and prospectus. You should keep these risk factors in mind when you read forward-looking statements in this document and in the documents incorporated by reference into this document. Please refer to the section of this proxy statement and prospectus titled “Caution About Forward-Looking Statements.”

Klein shareholders cannot be certain of the value of the Merger Consideration they will receive, because the market price of Old National common stock will fluctuate and the Exchange Ratio is subject to adjustment.

Upon completion of the Merger, each share of Klein common stock will be converted into the Merger Consideration, which consists of Old National common stock. The Exchange Ratio is subject to downward adjustment, as set forth in the Merger Agreement and described in this proxy statement and prospectus in the event that Klein’s Consolidated Shareholders’ Equity is less than the Minimum Shareholders’ Equity. See “The Merger Agreement — Merger Consideration” for a more complete discussion of the Merger Consideration to be paid in the Merger.

Additionally, the market value of the Merger Consideration may vary from the closing price of Old National common stock on the date the Merger was announced, on the date that this document was mailed to Klein shareholders, on the date of the special meeting of the Klein shareholders and on the date the Merger is completed and thereafter. Any change in the Exchange Ratio or the market price of Old National common stock prior to completion of the Merger will affect the number of shares of Old National common stock or the market value of the Merger Consideration that Klein shareholders will receive upon completion of the Merger. Accordingly, at the time of the special meeting, Klein shareholders will not know or be able to calculate with certainty the amount or the market value of the Merger Consideration they would receive upon completion of the Merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in business, operations and prospects, and regulatory considerations. Many of these factors are beyond Old National’s or Klein’s control. You should obtain current market quotations for shares of Old National common stock and for shares of Klein common stock before you vote.

The Merger Agreement may be terminated in accordance with its terms, and the Merger may not be completed, which could have a negative impact on Klein.

The Merger Agreement is subject to a number of conditions which must be fulfilled, or in certain cases, waived by Old National or Klein, as applicable, in order to close the Merger. Those conditions include: Klein shareholder approval, regulatory approvals, the continued accuracy of certain representations and warranties by both parties and the performance by both parties of certain covenants and agreements. In particular, Old National is not obligated to close the Merger if Klein’s Consolidated Shareholders’ Equity, as of the end of the month prior to the effective time of the Merger, is not at least equal to the Minimum Shareholders’ Equity, disregarding any transaction costs.

In addition, certain circumstances exist where Klein may choose to terminate the Merger Agreement, including a decline in Old National’s share price to below a certain threshold set forth in the Merger Agreement. See “The Merger Agreement — Merger Consideration” for a more complete discussion of the Merger Consideration to be paid in the Merger and “The Merger Agreement — Termination” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated. There can be no assurance that the conditions to closing the Merger will be fulfilled or that the Merger will be completed.

If the Merger Agreement is terminated, there may be various consequences to Klein, including:

•

Klein’s business may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger;

•	Klein may have incurred substantial expenses in connection with the Merger, without realizing any of the anticipated benefits of completing the Merger;

•	Klein may experience negative reactions from its customers, vendors and employees; and

•	The reputation of Klein may be tarnished by the process undertaken with Old National, which may adversely impact its future operations.

If the Merger Agreement is terminated and the Klein board of directors seeks another merger or business combination, under certain circumstances, Klein may be required to pay Old National a termination fee of $17,078,724. Klein shareholders cannot be certain that Klein would be able to find a party willing to pay an equivalent or more attractive price than the price Old National has agreed to pay in the Merger.

Klein shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

The Klein shareholders currently have the right to vote in the election of the Klein board of directors and on other matters affecting Klein. When the Merger occurs, each Klein shareholder will become a shareholder of Old National with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of Klein. Because of this, the Klein shareholders will have less influence on the management and policies of Old National than they now have on the management and policies of Klein.

Old National may be unable to successfully integrate KleinBank’s operations and retain KleinBank’s employees.

KleinBank will be merged with and into Old National Bank effective simultaneously with the consummation of the Merger. The difficulties of merging the operations of KleinBank with Old National Bank include:

•	integrating personnel with diverse business backgrounds;

•	combining different corporate cultures; and

•	retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of Old National, Old National Bank or KleinBank, and the loss of key personnel. The integration of KleinBank with Old National Bank will require the experience and expertise of certain key employees of KleinBank who are expected to be retained by Old National. However, there can be no assurances that Old National will be successful in retaining these employees for the time period necessary to successfully integrate KleinBank into Old National Bank. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and integration of KleinBank into Old National Bank could have an adverse effect on the business and results of operations of Old National or Old National Bank.

The termination fee and the restrictions on solicitation contained in the Merger Agreement may discourage other companies from trying to acquire Klein.

Until the completion of the Merger, with some exceptions, Klein is prohibited from soliciting, initiating, encouraging, or participating in any discussion of, or otherwise considering, any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person or entity other than Old National. In addition, Klein has agreed to pay a termination fee of $17,078,724 to Old National if (1) Old National terminates the Merger Agreement because the Klein board changes its recommendation, enters into an agreement for an alternative transaction or fails to reaffirm its recommendation within five business days of Old National requesting it do so, (2) either party terminates the Merger Agreement because the Merger has not occurred before March 31, 2019, and prior to the termination, an acquisition proposal was made known, and within 12 months after termination Klein enters into a definitive agreement with respect to an acquisition proposal, (3) either party terminates the Merger Agreement because the approval of the Klein shareholders has not been obtained and within 12 months after termination Klein enters into a definitive agreement with respect to an acquisition proposal, or (4) Klein terminates the Merger Agreement to pursue an alternative transaction that its board of directors has determined, in exercising its fiduciary duties, is superior to the Merger. For more information regarding the termination fee, see the section entitled “The Merger Agreement —Termination Fee” beginning on page 55 of this proxy statement and prospectus. These provisions could discourage other companies from trying to acquire Klein even though such other companies might be willing to offer greater value to the Klein shareholders than Old National has offered in the Merger Agreement. The payment of the termination fee also could have a material adverse effect on Klein’s financial condition.

Certain of Klein’s executive officers and directors have interests that are different from, or in addition to, the interests of the Klein shareholders generally.

Certain of Klein’s executive officers and directors have interests in the Merger that are in addition to, or different from, the interests of the Klein shareholders. The Klein board of directors was aware of these interests when it approved the Merger Agreement. For a more detailed discussion of these interests, see “Interests of Certain Directors and Officers of Klein in the Merger” beginning on page 61.

The fairness opinion obtained by Klein will not reflect changes in the relative values of Old National and Klein between the time the opinion was obtained and the effective time of the Merger.

The fairness opinion of Sandler O’Neill was dated as of June 20, 2018. Klein does not intend to obtain any update of the Sandler O’Neill fairness opinion. Changes in the operations and prospects of Old National and Klein, general market and economic conditions, and other factors both within and outside of Old National’s and Klein’s control may alter the relative value of the companies. Therefore, the Sandler O’Neill opinion does not address the fairness of the Merger Consideration as of the date of this proxy statement and prospectus, the date of the special meeting or at the time the Merger will be completed.

The Merger may fail to qualify as a reorganization for federal tax purposes, resulting in your recognition of taxable gain or loss in respect of your Klein shares and Klein may be subject to significant tax liability at the corporate level.

The Merger is intended to qualify as a reorganization within the meaning of Section 368(a)(1) of the Code. Although the Internal Revenue Service (“IRS”) will not be requested to provide a ruling on the matter, Old National and Klein will, as a condition to closing, each obtain an opinion from Krieg DeVault that the Merger will constitute a reorganization for federal income tax purposes. This opinion does not bind the IRS or preclude the IRS from adopting a contrary position. If the Merger fails to qualify as a reorganization, you generally would recognize gain or loss, as applicable, on each share of Klein common stock surrendered in an amount equal to the difference between your adjusted tax basis in that share and the fair market value of the Old National common stock received in exchange for that share upon completion of the Merger. Furthermore, if the Merger fails to qualify as a reorganization, Old National, as successor to Klein, may incur a significant tax liability resulting from a taxable sale of Klein’s assets for United States federal income tax purposes.

The shares of Old National common stock to be received by Klein shareholders as a result of the Merger will have different rights from the shares of Klein common stock.

The rights associated with Klein common stock are different from the rights associated with Old National common stock. See “Comparison of the Rights of Shareholders” beginning on page 63 for a discussion of the different rights associated with Old National common stock.

Each party is subject to business uncertainties and contractual restrictions while the Merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the Merger, it is possible that some customers and other persons with whom Old National or Klein has a business relationship may delay or defer certain business decisions or might seek to terminate, change or renegotiate their relationships with Old National or Klein, as the case may be, as a result of the Merger, which could negatively affect Old National’s or Klein’s respective revenues, earnings and cash flows, as well as the market price of Old National common stock or the value of Klein common stock, regardless of whether the Merger is completed.

Under the terms of the Merger Agreement, Klein is subject to certain restrictions on the conduct of its business prior to completing the Merger, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could negatively affect Klein’s businesses and operations prior to the completion of the Merger.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This document, and the documents incorporated by reference into it, contain forward-looking statements, including statements about Old National’s and Klein’s financial condition, results of operations, earnings outlook, asset quality trends and profitability. Forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to assumptions, risks and uncertainties. Certain statements contained in this filing that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, or the Reform Act, notwithstanding that such statements are not specifically identified.

In addition, certain statements may be contained in the future filings of Old National with the SEC, in press releases and in oral and written statements made by or with the approval of Old National that are not statements of historical fact and constitute forward-looking statements within the meaning of the Reform Act. Examples of forward-looking statements include, but are not limited to:

•

statements about the benefits of the Merger between Old National and Klein, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the Merger;

•	statements of plans, objectives and expectations of Old National or Klein or their managements or boards of directors;

•	statements of future economic performance; and

•	statements of assumptions underlying such statements.

Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may,” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	the risk that the businesses of Old National and Klein will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame;

•	revenues following the Merger may be lower than expected;

•

deposit attrition, operating costs, customer loss and business disruption following the Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;

•	the inability to obtain governmental approvals of the Merger on the proposed terms and schedule;

•	the failure of the Klein shareholders to approve the Merger;

•	local, regional, national and international economic conditions and the impact they may have on Old National and Klein and their customers and Old National’s and Klein’s assessment of that impact;

•	changes in the level of non-performing assets, delinquent loans, and charge-offs;

•	material changes in the stock market value of Old National common stock;

•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	the risk that management’s assumptions and estimates used in applying critical accounting policies prove unreliable, inaccurate or not predictive of actual results;

•	inflation, interest rate, securities market and monetary fluctuations;

•	changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity;

•	prepayment speeds, loan originations and credit losses;

•	sources of liquidity;

•	competitive pressures among depository and other financial institutions may increase and have an effect on pricing, spending, third-party relationships and revenues;

•	changes in laws and regulations (including laws and regulations concerning taxes, banking, and securities) with which Old National and Klein, as applicable, must comply;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

•	Old National’s and Klein’s common stock outstanding and Old National’s common stock price volatility;

•	legislation affecting the financial services industry as a whole, and/or Old National and Klein and their subsidiaries, individually or collectively;

•	governmental and public policy changes;

•	financial resources in the amounts, at the times and on the terms required to support Old National’s and Klein’s future businesses; and

•	the impact on Old National’s or Klein’s businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional factors that could cause Old National’s results to differ materially from those described in the forward-looking statements can be found in Old National’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Old National or Klein or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. Old National and Klein undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events. For any forward-looking statements made in this proxy statement and prospectus or in any documents incorporated by reference into this proxy statement and prospectus, Old National claims the protection of the safe harbor for forward-looking statements contained in the Reform Act.

We caution you not to place undue reliance on the forward-looking statements.

SPECIAL MEETING OF THE KLEIN SHAREHOLDERS

Date, Place, Time, and Purpose

The Klein board of directors is sending you this proxy statement and prospectus and proxy to use at the special meeting. At the special meeting, the Klein board of directors will ask you to vote (1) on a proposal to approve the Merger Agreement, and (2) on a proposal to approve the Adjournment Proposal. Klein does not expect any other items of business to be presented at the special meeting. If other matters do properly come before the special meeting, the accompanying proxy gives discretionary authority to the persons named in the proxy to vote on any other matters brought before the meeting. Those persons intend to vote the proxies in accordance with their judgment.

The special meeting will be held on September 27, 2018, at 10:00 a.m., Central Time, at 1550 Audubon Road, Chaska, Minnesota 55318.

Record Date, Voting Rights, Quorum, and Required Vote

Klein has set the close of business on August 21, 2018, as the record date for determining the holders of Klein voting common stock entitled to notice of and to vote at the special meeting. Only holders of Klein voting common stock at the close of business on the record date are entitled to notice of the special meeting. As of the record date, there were 2,875,206 shares of Klein common stock outstanding and 2,822,000 of those shares were entitled to vote at the special meeting. Each share of Klein voting common stock is entitled to one vote.

The holders of a majority of the issued and outstanding shares of Klein common stock entitled to vote as of the record date must be present in person or by proxy at the special meeting to constitute a quorum. In determining whether a quorum is present, shareholders who abstain will be treated as present for determining the presence or absence of a quorum.

Approval of the Merger Agreement will require the affirmative vote of holders of at least a majority of the shares of Klein common stock entitled to vote. Abstentions from voting will have the same effect as a vote against the Merger Agreement. As of the record date, the directors and executive officers of Klein (and their affiliates), as a group, beneficially owned 2,822,000 shares of Klein voting common stock, or approximately 100% of the outstanding shares of Klein voting common stock. In connection with the execution of the Merger Agreement, Daniel Klein, Alan Klein and James Klein executed voting agreements pursuant to which they agreed to vote their shares and shares held by trusts (subject to their fiduciary duties and the applicable trust agreement), under which they are individually beneficial owners in favor of the Merger Agreement. As of the record date, these shareholders beneficially owned 1,642,500 shares of Klein voting common stock, or approximately 58.2% of the outstanding shares of Klein voting common stock. Accordingly, Klein expects that the Merger Agreement will be approved at the special meeting.

The vote on the Adjournment Proposal requires the affirmative vote of a majority of the shares of Klein common stock present in person or by proxy at the special meeting and entitled to vote. Abstentions will have the same effect as a vote against this proposal.

Voting and Revocability of Proxies

You may vote in one of two ways: (1) by mail (by completing and signing the proxy that accompanies this proxy statement and prospectus); or (2) in person (by either delivering the completed proxy or by casting a ballot if attending the special meeting). To ensure your representation at the special meeting, we recommend you vote by proxy even if you plan to attend the special meeting. You may change your proxy vote at the special meeting.

Voting instructions are included on your proxy. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. If you submit your proxy without specifying a voting instruction, your shares will be voted “FOR” approval of the Merger Agreement and “FOR” approval of the Adjournment Proposal.

You may revoke your proxy before it is voted by:

•	filing with the Secretary of Klein a duly executed revocation of proxy;

•	submitting a new proxy with a later date; or

•	voting in person at the special meeting.

Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: Klein Financial, Inc., 1550 Audubon Road, Suite 200, Chaska, Minnesota 55318, Attn: Doug Hile, President and COO.

Solicitation of Proxies

Old National will pay the costs of the distribution of this proxy statement and prospectus. In addition to soliciting proxies by mail, directors, officers, and employees of Klein may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. Old National will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

Recommendation of the Klein Board of Directors

The Klein board of directors unanimously determined that the Merger on the terms set forth in the Merger Agreement is in the best interests of Klein and the Klein shareholders. The Klein board of directors unanimously recommends that Klein shareholders vote “FOR” approval of the Merger Agreement and “FOR” approval of the Adjournment Proposal.

See “The Merger — Background of the Merger” beginning on page 23 and — “Klein’s Reasons for the Merger and Recommendation of the Board of Directors” beginning on page 28 for a more detailed discussion of the Klein board of directors’ recommendation with regard to the Merger Agreement.

INFORMATION ABOUT THE COMPANIES

Old National Bancorp

One Main Street

Evansville, Indiana 47708

(812) 464-1294

Old National Bancorp (Nasdaq: ONB) is the holding company of Old National Bank. Headquartered in Evansville with $17.5 billion in assets as of June 30, 2018, it is a top 100 U.S. bank, the largest Indiana-based bank and has been recognized as a World’s Most Ethical Company by the Ethisphere Institute for seven consecutive years. For nearly 185 years, Old National has been a community bank committed to building long-term, highly valued relationships with clients. With locations in Indiana, Kentucky, Michigan, Minnesota and Wisconsin, Old National provides retail and commercial banking services along with comprehensive wealth management, investment and capital markets services. For information and financial data, please visit Investor Relations at oldnational.com.

Additional information about Old National and its subsidiaries is included in documents incorporated by reference into this document. For more information, please see the section entitled “Where You Can Find More Information” beginning on page 81.

Klein Financial, Inc.

1550 Audubon Road, Suite 200

Chaska, Minnesota 55318

(952) 476-5245

Klein Financial, Inc. is the holding company of KleinBank, a community bank which has 18 branches, more than 400 employees and assets of approximately $1.97 billion as of June 30, 2018. Over the past few years, KleinBank has received recognition as a Star Tribune top workplace, for providing best in class services for Business Banking and Mortgage Lending by the readers of Twin Cities Business, and as a recipient of the Better Business Bureau of Minnesota and North Dakota’s Torch Award for Ethics, as well as the Better Business Bureau International’s Torch Award for Ethics.

PROPOSAL 1 — THE MERGER

Background of the Merger

The Klein board of directors regularly reviews and discusses Klein’s business strategy, performance, prospects and operations in the context of the economic environment in Minnesota and the United States, developments in the regulation of financial institutions and the competitive landscape for community banking. This strategic review process has been guided in large part by the interests of the Klein family, which collectively controls 100% of the voting and non-voting stock of Klein, directly and through various trusts established for the benefit of Klein family members. All of the adult members of the Klein family who are shareholders or trustees of shareholders serve as members of the Klein board of directors and all of the individual and trust shareholders are represented on the board.

In 1907, C.H. Klein purchased the controlling interest in First National Bank of Chaska. Over the next 68 years, the banks controlled by the Klein family grew to include an additional six charters. In 1975, Klein was established to consolidate ownership of the banks under a single bank holding company. Over the next 30 years, Klein continued to expand through the acquisition of additional banks and a mortgage company, as well as the opening of additional bank branches. In 2005, the separate bank charters were merged into a single bank under the KleinBank name. Since 2005, KleinBank continued to expand through the acquisition of three additional banks and two bank branch openings. In January 2018, Klein chose to right size its banking operations and entered into an agreement to sell three non-core branches.

The Klein family has controlled Klein since its formation, and to this day remains active in overseeing its management and operations. Over the years, C.H. Klein’s descendants held positions in management and the board of directors. Daniel Klein assumed the role of Chairman of Klein in 1979 and was President of Klein from 1979 until 2017; he has also been Chairman of KleinBank since 2005 and was President and Chief Executive Officer of KleinBank from 2005 to 2009. James Klein has served as Vice Chairman and Executive Vice President of Klein since 1989, Vice Chairman of KleinBank since 2005 and Executive Vice President of KleinBank from 2005 until 2012. Alan Klein has served as Vice Chairman and Executive Vice President of Klein since 1979, Vice Chairman of KleinBank since 2005 and Executive Vice President of KleinBank from 2005 until 2013. In addition, Matthew, Christian and Jeffrey Klein have served and continue to serve in various capacities at KleinBank.

In recent years, the Klein family increased its focus on succession planning. In 2009, W. Douglas Hile became the first non-family member to serve as President and Chief Executive Officer of KleinBank. In 2017, Mr. Hile was appointed President of Klein, while Daniel Klein remained Chief Executive Officer of Klein. In 2018, Matthew Klein became President of KleinBank, while Mr. Hile continued to serve as the Chief Executive Officer of KleinBank. The Klein family also turned its attention to the capital condition of Klein, including the capital that would be required to grow the organization organically, pursue additional acquisitions and continue the payment of cash dividends, as well as the liquidity of their investment in Klein.

At the invitation of Klein management, in October 2017 Sandler O’Neill made presentations to Klein’s shareholders on the current operating environment for community banks, the Klein franchise, and its strategic options and opportunities. Specifically, the Sandler O’Neill presentations addressed:

•	The current state of the community bank operating environment, capital markets and M&A market;

•	Klein’s franchise and market position;

•	A projected earnings model and stand-alone valuation analysis;

•	An analysis of Klein as an acquirer;

•	The availability and utilization of subordinate debt to fund acquisitions;

•	The potential benefits and challenges of a possible initial public offering of Klein common stock and illustrative initial public offering valuation; and

•	An analysis of Klein as a merger partner and illustrative sale valuation.

Also in October 2017 Klein Senior Vice President Nanci Olson presented an overview to Klein’s shareholders on the tax ramifications of the strategic options presented by Sandler O’Neill, taking into account the circumstances of both individual and trust shareholders. Following the October presentations by Sandler O’Neill and Ms. Olson, further discussions of the available strategic options took place among Klein shareholders with additional input from Klein management.

At the 2018 annual shareholder meeting held on January 22, 2018, the future of Klein was considered by the shareholders and a motion was approved by 66.5% of the shares of Klein voting common stock to explore the sale of the company.

A meeting of the Klein board of directors was then held on January 23, 2018. At this meeting, the Klein board of directors unanimously approved amended and restated bylaws for Klein. As amended, the by-laws provided for the formation of an executive committee of the board comprised of the chairman and two vice chairmen of the board (the “Executive Committee”). The amended by-laws empowered the Executive Committee to exercise the powers of the board of directors when it is not in session, reporting back to the board on its activities and matters or interest. The Klein board of directors then unanimously approved the proposed officers of Klein, including Daniel Klein as Chairman and James Klein and Alan Klein each as Vice Chairmen, and all three as the members of the Executive Committee. Finally, the Klein board of directors considered the implementation of the motion approved by the shareholders to explore a sale of the company and instructed the Executive Committee to address the process for exploring a sale and provide direction to management on the implementation of the shareholders’ motion.

A meeting of the Executive Committee was also held on January 23, 2018. At this meeting, Klein President Doug Hile was asked to present an overview of a process for exploring a sale of the company. Based on Mr. Hile’s presentation, the Executive Committee discussed the following key points: identifying and articulating the reasons for a sale, engaging qualified investment banking and legal advisors, establishing a suitable marketing approach for identifying prospective partners, and establishing criteria for evaluating competing proposals based primarily on total consideration but also taking into account employee, customer, culture and community considerations. Mr. Hile recommended that a management task force be formed to lead the sale process. The Executive Committee also discussed the impact of a proposed sale on change in control, severance and other transaction related incentives and agreements currently in place as well as those that should be considered in order to protect the Klein organization throughout the sale process. The Committee discussed the issuance of transaction bonuses to recognize members of the executive management team who are not shareholders, and therefore, will not directly participate in the value realized from a sale; changes to the employee severance plan and the establishment of a retention bonus pool to retain employees through and after the sale; and amendments to the change in control agreements. Mr. Hile also recommended that Matthew Klein be appointed as President of KleinBank, allowing Mr. Hile to shift his focus to the sale process. Finally, the committee discussed the pending Department of Justice litigation and the value of settling the litigation in advance of a sale of the company. Mr. Hile was then instructed to proceed with the implementation of the sales process.

The Executive Committee met on February 6, 2018 at which time Mr. Hile updated the committee on the engagement of advisors. Mr. Hile reported the engagement of Dorsey & Whitney LLP (“D&W”) as legal counsel. Mr. Hile also reported on a meeting with Sandler O’Neill, the evaluation of other investment banking firms and plans to meet with another investment banking firm before making a recommendation. Mr. Hile also reported that a management task force had been formed to lead the sale process.

At a meeting held on February 26, 2018, the Executive Committee approved the recommendation of management to engage Sandler O’Neill as the investment banker advising the company. Management then updated the committee on plans to work with Sandler O’Neill to develop marketing materials, identify potential partners and recommend how to approach potential partners for initial indications of interest. Doug Hile also updated the committee on pricing considerations and the potential price range for a transaction. D&W presented and discussed in detail with the Executive Committee the fiduciary and legal obligations applicable to directors when considering a sale or merger of Klein.

Over the next two weeks, representatives of Sandler O’Neill worked with Klein management to identify parties that might be interested in a partnership with Klein and develop a confidential information memorandum for distribution to merger candidates. Representatives of Sandler O’Neill presented to management a list of ten potential merger candidates as the most likely to be interested and most capable of offering to Klein an attractive proposal. These candidates were in turn divided into five “A” list candidates with the greatest potential for offering an attractive proposal, including Old National, and five “B” list candidates. At a meeting held on March 12, 2018, the “A” and “B” list candidates were presented to the Executive Committee. Representatives of Sandler O’Neill presented their assessment of each candidate, and committee members’ questions were answered regarding the proposed candidates as well as other potential candidates. Sandler O’Neill then recommended that all “A” list candidates be given the opportunity to enter into confidentiality agreements and the opportunity to participate in the sale process. Sandler O’Neill further recommended that a soft calling process be used to determine the level of interest of each of the “B” list candidates before giving those candidates the opportunity to participate in the process. After further discussion by the Executive Committee, the “A” and “B” list candidates were approved along with the recommended soft calling process for determining which “B” list candidates would be provided an opportunity to participate in the sales process. At this meeting the Executive Committee also reviewed management proposals regarding the employee severance plan, retention bonus pool, management change in control agreements and transaction bonuses to be offered to certain employees upon consummation of a transaction. After further discussion by the committee, these proposals were approved.

Four of the five “A” list candidates and three of the five “B” list candidates entered into confidentiality agreements during March 2018. One of these potential merger partners declined to explore a potential transaction based on their limited interest in the Minneapolis/St. Paul metropolitan area. Each of the remaining six candidates had access to a virtual data room with certain limited due diligence information about Klein and held preliminary due diligence meetings and/or conference calls with Klein management. Based on input from Klein management, representatives of Sandler O’Neill distributed to the remaining six candidates a bid request letter with detailed instructions for submitting a non-binding indication of interest to enter into a transaction with Klein. Klein received indications of interest from four of the six remaining candidates, all of which were “A” list candidates. Representatives of Sandler O’Neill prepared and distributed to the Executive Committee in advance of its May 1, 2018 meeting a detailed summary of the indications of interest received.

On May 1, 2018, the Executive Committee met to review the indications of interest and to continue its consideration of Klein’s strategic options. At the meeting, representatives of Sandler O’Neill gave a presentation to the committee, which included a review of the discussions held between Klein management and each candidate, a summary of the bid proposals received, an analysis of Klein’s prospects as a stand-alone enterprise and profiles of the candidates. The presentation included an assessment of the willingness and capacity to pay, estimated transaction values and a comparison of the cash/stock consideration mix of each bid. The committee engaged in a comprehensive discussion of the four candidates and the perceived relative advantages and disadvantages of each one. The committee noted that the financial value of the four bids was very similar. The committee discussed the possible paths available to take going forward and decided to invite all four remaining candidates to complete due diligence and submit final non-binding indications of interest.

The next phase of due diligence included access to an expanded virtual data room, including additional due diligence materials and responses to requests for supplemental information, and loan due diligence through online access to credit files. Candidates were also provided a form merger agreement with comments to be provided as part of their final indication of interest. As an initial action in the reverse due diligence process, members of Klein management also visited with the management teams of each candidate at their respective office locations in order to give management an understanding of the cultural fit of each candidate and integration related topics.

Three of the four remaining candidates submitted final indications of interest and the fourth chose to withdraw from the process. Representatives of Sandler O’Neill prepared and distributed to the Executive Committee in advance of its meeting a detailed summary of the indications of interest received. A matrix reflecting the material comments received to the form merger agreement from each candidate was also prepared and distributed to the committee.

On May 30, 2018, the Executive Committee met to review the final indications of interest and to continue its consideration of Klein’s strategic options. At the meeting, representatives of Sandler O’Neill gave a presentation to the committee, which included a review of the discussions held between Klein management and the remaining candidates, a summary of the bid proposals received, an analysis of Klein’s prospects as a stand-alone enterprise and profiles of the possible candidates. The presentation included an assessment of the willingness and capacity to pay, estimated transaction values and a comparison of the cash/stock consideration mix of each bid. Although each indication of interest proposed a different mix of stock and cash consideration, the Old National proposal offered the highest aggregate consideration. In addition to the presentation by Sandler O’Neill, representatives of a fiduciary wealth management advisor to certain of the Klein individual and trust shareholders provided their assessment of the proposed stock consideration offered by each candidate, favoring the stock of Old National from the investment perspective of the individual and trust shareholders of Klein. Klein management reported that it believed Old National maintained a culture that was very comparable to that of Klein. Management also commented on the in-market synergies between Klein and Anchor Bank, which was acquired by Old National last year. Management also noted that the Old National proposal included a more generous severance plan and retention bonus pool than originally proposed by Klein management. The Executive Committee discussed the advantages of pursuing a transaction with Old National as a partner, including the attractive dividend payable on its stock, its superior liquidity in its public trading market and the belief that its culture would fit well with Klein. Although legal counsel prepared and distributed to the committee a matrix reflecting the material comments received to the form merger agreement from each candidate, the principal agreement comment of note was that Old National provided the most complete markup of the form merger agreement, leaving less to be negotiated in order to finalize the definitive merger agreement. Sandler O’Neill recommended that, if the Executive Committee preferred Old National as a transaction partner, then Klein seek to negotiate the following changes to Old National’s final indication of interest: (1) setting the exchange ratio based on the volume weighted average price prior to signing but no less than 8.033 shares of Old National common stock for each share of Klein common stock; (2) a single-trigger walkaway right that Klein could use to terminate the agreement if the average common stock closing price of Old National’s stock is below the 10-day volume weighted average price prior to signing, minus 15%; (3) a reverse termination fee in the event Old National failed to obtain regulatory approval in an amount between $1.5 million and $3.0 million, and (4) establishing the minimum net worth requirement as part of the final indication of interest, rather than during the negotiation of the definitive agreement. After further discussion, the Executive Committee concluded that Old National was the most desirable transaction partner and the committee authorized management, in consultation with Sandler O’Neill and D&W and subject to approval of the full board of directors, to seek to negotiate the recommended changes to the indication of interest with Old National and to negotiate exclusively with Old National to complete the negotiation of a definitive merger agreement based on the comments Old National previously provided to Klein’s form merger agreement.

On May 31, 2018, Sandler O’Neill reported that Old National agreed to the requested changes to their indication of interest, with the exception to the changes to the exchange ratio, which would remain fixed as initially proposed. Old National’s indication of interest, as revised, included an aggregate purchase price of $419.2 million consisting of 100% Old National stock (based on an Old National stock price as of May 25, 2018), which valued Klein at $145.80 per share of common stock. The exchange ratio for the stock consideration was fixed at 8.033 shares of Old National common stock for each share of Klein common stock. The revised proposal also included a single-trigger walkaway right and reverse termination fee. Upon consultation with Sandler O’Neill, and after informal consultation with members of the Executive Committee, Klein management concluded that this proposal was acceptable and to proceed with the negotiation of a definitive agreement for presentation to the Executive Committee and then the full board of directors for final approval. At management’s request, representatives of Sandler O’Neill informed Old National that Klein had determined to proceed with it to negotiate a definitive merger agreement and informed the other bidders that it had determined not to discuss anything further at that time.

From June 1, 2018 to June 15, 2018, Old National completed its due diligence on Klein, including a review of additional materials uploaded to a virtual data room and interviews of Klein management. During this period, Klein also presented Old National with a “reverse” due diligence list requesting information about Old National and its financial condition and operations. Old National populated a virtual data room with the requested documents. Klein and its advisors reviewed the documentation and held reverse due diligence meetings with Old National management. In addition, Klein and its advisors reviewed information about Old National that was publicly available, including reports and other materials filed with the SEC.

On June 16, 2018, Old National communicated to Klein a slightly revised proposal based on the results of its final due diligence review of Klein. The revised proposal changed the exchange ratio for the stock consideration from 8.033 shares of Old National common stock per share of Klein common stock to 7.86, based on the impact of additional tax dividends for the 2017 tax year paid in 2018 and a recalculation of certain amounts payable to employees upon consummation of the proposed transaction. Old National also raised issues regarding the calculation and payment of tax dividends for the remainder of the 2018 tax year. Between June 16 and June 18, 2018 the parties negotiated the resolution of these issues, ultimately agreeing on a mechanism to insure appropriate tax distributions for the 2018 tax year and a fixed exchange ratio of 7.92 shares of Old National common stock per share of Klein common stock.

From June 1, 2018 to June 20, 2018, Klein and Old National and their respective representatives and advisors also negotiated the terms of the merger agreement based on the form merger agreement previously provided by Klein and comments received from Old National with its final indication of interest. The parties and their legal advisors exchanged a number of drafts of the agreement and its exhibits, and worked toward finalizing the terms of the transaction. Also during this period, each party prepared, distributed and finalized a set of disclosure schedules listing certain supplemental information and exceptions to the representations and warranties contained in the merger agreement.

On June 20, 2018, Klein management distributed to Executive Committee and Klein board of directors a substantially final, negotiated version of the merger agreement and the Executive Committee met to review the substantially final version of the agreement.

Also on June 20, 2018 and immediately following the Executive Committee meeting, the full Klein board of directors held a special meeting to review and consider approving the Merger Agreement. All directors were present and participated in the meeting. At the meeting, the Klein board received a full report from Klein management and the members of the Executive Committee on the strategic process to date, including the identification of potential merger partners, the bidding process, management’s meetings with the three final candidates identified by the process and the decision to select one of the candidates, Old National, with which to negotiate a transaction, complete due diligence reviews and the negotiate a definitive merger agreement.

Representatives of Sandler O’Neill gave the board a presentation on the following topics:

•	The current state of the community banking industry and the M&A market;

•	The bidding process, including the approach taken in identifying likely transaction partners;

•	An analysis of the value of Klein as a stand-alone entity, based on information provided by Klein;

•	Financial analysis and summary of key terms of Old National’s proposal;

•	A comparison of the proposal to values received in comparable transactions; and

•	A company profile and business and financial information about Old National.

At the meeting, D&W provided a comprehensive review of the Merger Agreement. Various provisions of the Merger Agreement were discussed and director questions regarding the Merger Agreement were answered. D&W also reviewed the terms of the related shareholder voting agreements and standstill agreements to be executed by certain shareholders.

D&W also reviewed with the Klein board the fiduciary and legal obligations applicable to directors when considering a sale or merger of Klein, including the consideration of any superior proposals that might be received, the board and shareholder approvals required in order to approve and consummate the merger, and the fiduciary obligations of the trustees of the trust shareholders of Klein that would asked to vote on the transaction.

Sandler O’Neill delivered its oral fairness opinion, which was subsequently confirmed in writing, to the effect that, as of June 20, 2018, and based on certain assumptions, limitations and qualifications, the Merger Consideration was fair to the common shareholders of Klein from a financial point of view.

The Klein board engaged in a discussion of the Merger Agreement, the financial analyses and the fairness opinion. The Klein board considered the analyses of Sandler O’Neill regarding the valuation of Klein as a stand-alone entity and discussed the attributes of Old National’s common stock, including its recent market performance, its dividend payout ratio, its trading volume and its relative valuation compared to its peers. The Klein board also discussed Old National’s commitment to community banking and its business culture and philosophy. Following the board’s discussion and questions and answers, including consideration of the factors described under “Klein’s Reasons for the Merger and Recommendation of the Board of Directors,” the Klein board of directors unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were in the best interests of Klein and its shareholders and authorized Klein’s management to execute and deliver the Merger Agreement.

Following the Klein board meeting, on June 20, 2018, Klein and Old National executed and delivered the Merger Agreement and a respective set of disclosure schedules. On that same date, certain of the shareholders of Klein executed and delivered to Old National voting agreements and lock-up agreements, as required by the Merger Agreement. On June 21, 2018, before the U.S. financial markets opened, Klein and Old National issued a joint press release announcing the execution of the Merger Agreement and the terms of the Merger. Throughout the process, the Klein family, through its representation in management and on Klein’s board of directors, provided feedback and support in favor of the proposed transaction with Old National.

Klein’s Reasons for the Merger and Recommendation of the Board of Directors

After careful consideration, at a meeting held on June 20, 2018, the Klein board of directors unanimously determined that the Merger Agreement, including the Merger and the other transactions contemplated thereby, is in the best interests of Klein and its shareholders and approved the Merger Agreement.

In reaching its decision to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and recommend that its shareholders vote “FOR” the Merger Agreement, the Executive Committee and the Klein board of directors consulted with Klein management, as well as its independent financial and legal advisors, and considered a number of factors, including the following material factors:

•	the direction from Klein shareholders to explore a sale of the company as evidenced by the resolution passed by the shareholders at their January 22, 2018 meeting;

•	the report and recommendation of the Executive Committee;

•

the shareholders’, board’s and Executive Committee’s review of the risks and prospects of remaining independent, including the challenges of the current financial, operating and regulatory climate, the increasing costs associated with banking regulation and Klein’s need to raise capital to continue to grow or acquire;

•	the desirable attributes of Old National as a transaction partner, as compared to other prospective merger candidates;

•

the purchase price to be paid by Old National, which based on the price per share of Old National’s common stock as of June 19, 2018, of $18.75, was equal to 232.0% of Klein’s tangible book value and 21.1x of Klein’s earnings for the 12-month period ending on March 31, 2018;

•

the financial analyses of Sandler O’Neill and its written opinion, dated as of June 20, 2018, delivered to the Klein board of directors to the effect that, as of that date, and subject to and based on the various assumptions, considerations, qualifications and limitations set forth in the opinion, the Merger Consideration was fair, from a financial point of view, to Klein’s shareholders;

•

Old National’s current annual cash dividend of $0.52 per share, which is equivalent to $4.12 per share on the Klein shares of common stock exchanged for Old National shares of common stock, compared to Klein’s current annual dividend of $2.02 per share on an after tax basis;

•

the support of the Klein family of the decision to enter into the Merger Agreement, which was demonstrated by the unanimous approval of the board which is comprised of all adult members of the Klein family;

•	the shared values, common cultures and commitments of Klein and Old National to serving their clients and communities;

•

its knowledge of Klein’s business, operations, financial condition, asset quality, earnings, loan portfolio, capital and prospects both as an independent organization, and as a part of a combined company with Old National;

•

its understanding of Old National’s business, operations, regulatory and financial condition, asset quality, earnings, capital and prospects taking into account the due diligence review of Old National by Klein management and information furnished by Sandler O’Neill;

•

the belief the Executive Committee and board that the Merger, taking into account Old National’s 2017 acquisition of Anchor Bancorp, will result in a stronger commercial banking franchise with a diversified revenue stream, strong capital ratios, a well-balanced loan portfolio and an attractive funding base that has the potential to deliver a higher value to Klein’s shareholders as compared to continuing to operate as a stand-alone entity;

•

the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, market capitalization and footprint;

•

the anticipated pro forma impact of the Merger on Old National, including potential synergies with Old National and the recently acquired Anchor Bancorp, and the expected impact on financial metrics such as earnings and tangible common equity per share, as well as on regulatory capital levels;

•	the stock Merger Consideration, which offers Klein shareholders the opportunity to participate as shareholders of Old National in the future performance of the combined company;

•	the historical performance of each of Klein’s common stock and Old National’s common stock;

•

the fact that upon completion of the Merger, Klein shareholders will own approximately 13.0% of the outstanding shares of the combined company (based on the price per share of Old National’s common stock as of June 19, 2018, of $18.75);

•

the active trading market in Old National common stock that would give Klein shareholders greater liquidity for their investment if they desire to sell their shares of Old National received upon completion of the Merger;

•	the benefits to Klein and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits and greater financial resources;

•	the expected social and economic impact of the Merger on the constituencies served by Klein, including its borrowers, customers, depositors, employees and communities;

•	the effects of the Merger on Klein employees, including the prospects for continued employment in a larger organization and various benefits agreed to be provided to Klein employees;

•

the Executive Committee and board’s understanding of the current and prospective environment in which Klein and Old National operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates and the competitive effects of the continuing consolidation in the banking industry;

•

the ability of Old National to complete the Merger from a financial and regulatory perspective, as demonstrated by Old National’s ability to successfully complete numerous previous merger transactions;

•	the board’s understanding that the Merger will qualify as a “reorganization” under Section 368(a)(1) of the Code, providing favorable tax consequences to Klein’s shareholders in the Merger; and

•

the Executive Committee and board’s review with its independent legal advisor, D&W, of the material terms of the Merger Agreement, including the board’s ability, under certain circumstances, to change its recommendation to Klein’s shareholders and to consider and pursue a better unsolicited acquisition proposal, subject to the potential payment by Klein of a termination fee to Old National, which the board of directors concluded was reasonable in the context of termination fees in comparable transactions and in light of the overall terms of the Merger Agreement, as well as the nature of the covenants, representations and warranties and termination provisions in the Merger Agreement.

The Executive Committee and Klein board of directors also considered a number of potential risks and uncertainties associated with the Merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•	the risk that the consideration to be paid to Klein shareholders could be adversely affected by a decrease in the trading price of Old National common stock during the pendency of the Merger;

•	the potential risk of diverting management attention and resources from the operation of Klein’s business and towards the completion of the Merger;

•

the restrictions on the conduct of Klein’s business prior to the completion of the Merger, which are customary for merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Klein from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Klein absent the pending Merger;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Klein’s business, operations and workforce with those of Old National;

•

the fact that the interests of certain of Klein’s directors and executive officers may be different from, or in addition to, the interests of Klein’s other shareholders as described under the heading “Interests of Certain Directors and Executive Officers of Klein in the Merger”;

•

that there can be no assurances that all conditions to the parties’ obligations to complete the Merger Agreement will be satisfied, including the risk that necessary regulatory approvals or the Klein shareholder approval might not be obtained and, as a result, the Merger may not be completed;

•	the risk of potential employee attrition or adverse effects on business and customer relationships as a result of the pending Merger; and

•

the fact that Klein would be obligated to pay to Old National a termination fee if the Merger Agreement is terminated under certain circumstances, which may discourage other parties potentially interested in a strategic transaction with Klein from pursuing such a transaction.

The foregoing discussion of the information and factors considered by the Executive Committee and the Klein board of directors is not intended to be exhaustive, but includes the material factors considered by the Klein board of directors. In reaching its decision to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Klein board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Executive Committee and Klein board of directors considered all these factors as a whole, including discussions with, and questioning of Klein’s management and Klein’s independent financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

The board of directors of Klein unanimously recommends that you vote “FOR” approval of the Merger Agreement and the transactions contemplated therein. Klein shareholders should be aware that certain Klein executive officers have interests in the Merger that are different from, or in addition to, those of other Klein shareholders. The Klein Executive Committee and board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, and in recommending that the Merger proposal be approved by the shareholders of Klein. See “Interests of Certain Directors and Executive Officers of Klein in the Merger.”

Old National’s Reasons For the Merger

Old National’s board of directors concluded that the Merger Agreement is in the best interests of Old National and its shareholders. In deciding to approve the Merger Agreement, Old National’s board of directors considered a number of factors, including, without limitation, the following:

•

KleinBank’s presence in the demographically attractive and economically vibrant Twin Cities and its western communities which Old National believes strengthens and complements its entry in this market in 2017 and offers it even more robust commercial and industrial lending and retail client growth and opportunities to cross sell many of Old National’s existing products and services;

•	Klein represents one of few remaining significant community bank expansion opportunities into Minnesota’s most attractive banking market;

•	The combination with Klein positions Old National to hold the fifth largest deposit market share in the Minneapolis metropolitan statistical area and in the state of Minnesota;

•	Klein’s business philosophies and operating cultures are compatible with Old National’s; and

•	Old National’s management’s review of the business, operating efficiencies and cost savings, earnings, and financial condition, including capital levels and asset quality, of Klein and KleinBank.

Effects of the Merger

The respective boards of directors of Old National and Klein believe that, over the long-term, the Merger will be beneficial to Old National shareholders, including the current shareholders of Klein who will become Old National shareholders if the Merger is completed. The Old National board of directors believes that one of the potential benefits of the Merger is the cost savings that may be realized by combining the two companies and integrating KleinBank into Old National Bank, which savings are expected to enhance Old National’s earnings.

Old National expects to reduce expenses by combining accounting, data processing, retail and lending support, and other administrative functions after completion of the Merger, which will enable Old National to achieve economies of scale in these areas. Promptly following the completion of the Merger, which is expected to occur in the fourth quarter of 2018, Old National plans to begin the process of eliminating redundant functions and eliminating duplicative expenses.

The amount of any cost savings Old National may realize in 2018 and beyond will depend upon how quickly and efficiently Old National is able to implement the processes outlined above.

Old National has based these assumptions on its present assessment of where savings could be realized based upon the present independent operations of the two companies. Actual savings in some or all of these areas could be higher or lower than is currently expected.

Old National also believes that the Merger will be beneficial to the customers of Klein as a result of the additional products and services offered by Old National and its subsidiaries and because of the increased lending capability.

Opinion of Financial Advisor to Klein

By letter dated February 23, 2018, the Klein board of directors engaged Sandler O’Neill to act as its financial advisor in connection with a possible business combination. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to the Klein board of directors in connection with the Merger with Old National and participated in certain of the negotiations leading to the execution of the Merger Agreement. At the June 20, 2018 meeting of the Klein board of directors, Sandler O’Neill delivered to the Klein board of directors its oral opinion, which was subsequently confirmed in writing, to the effect that, as of such date, the Exchange Ratio was fair to the holders of Klein common stock from a financial point of view. The full text of Sandler O’Neill’s fairness opinion (the “Opinion”) is attached hereto as Annex B. The Opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its Opinion. The description of Sander O’Neill’s Opinion set forth below is qualified in its entirety by reference to the Opinion. Klein’s shareholders are urged to read the entire Opinion carefully in connection with their consideration of the Merger.

Sandler O’Neill’s Opinion speaks only as of the date of the Opinion. The Opinion was directed to Klein’s board of directors and is directed only to the fairness of the Exchange Ratio to the holders of Klein common stock from a financial point of view. It does not address the underlying business decision of Klein to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Klein, the effect of any other transaction in which Klein might engage or any other aspect of the Merger, and is not a recommendation to any Klein shareholder as to how such shareholder should vote at the special shareholder meeting with respect to the Merger or any other matter. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by Klein’s officers, directors, or employees, or class of such persons, if any, relative to the Merger Consideration to be received by Klein’s common shareholders. Sandler O’Neill’s opinion was approved by its fairness opinion committee.

In connection with rendering its Opinion, Sandler O’Neill reviewed and considered, among other things:

•	a draft of the Merger Agreement, dated June 20, 2018;

•	certain publicly available financial statements and other historical financial information of Klein that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of Old National that Sandler O’Neill deemed relevant;

•	certain internal financial projections for Klein for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of Klein;

•

publicly available consensus mean analyst earnings per share estimates for Old National for the years ending December 31, 2018 and December 31, 2019, as well as a long-term earnings per share growth rate for the years thereafter and dividends per share for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of Old National;

•

the pro forma financial impact of the Merger on Old National based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as estimated annual regulatory costs following the closing of the Merger, as provided by the senior management of Old National;

•

the publicly reported historical price and trading activity for Old National common stock, including a comparison of certain stock market information for Old National common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial information for Klein and Old National with similar financial institutions for which information is publicly available;

•	the financial terms of certain recent business combinations in the banking industry (on a regional and nationwide basis), to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the management of Klein and its representatives the business, financial condition, results of operations and prospects of Klein and held similar discussions with certain members of the management of Old National and its representatives regarding the business, financial condition, results of operations and prospects of Old National.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Sandler O’Neill from public sources, that was provided to Sandler O’Neill by Klein or Old National or their respective representatives or that was otherwise reviewed by Sandler O’Neill, and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its Opinion without any independent verification or investigation. Sandler O’Neill relied on the assurances of the respective managements of Klein and Old National that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and Sandler O’Neill did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Klein or Old National or any of their respective subsidiaries, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Klein or Old National. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Klein or Old National, or of the combined entity after the Merger, and Sandler O’Neill did not review any individual credit files relating to Klein or Old National. Sandler O’Neill assumed, with Klein’s consent, that the respective allowances for loan losses for both Klein and Old National were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain internal financial projections for Klein for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of Klein. In addition, Sandler O’Neill used publicly available consensus mean analyst earnings per share estimates for Old

National for the years ending December 31, 2018 and December 31, 2019, as well as a long-term earnings per share growth rate for the years thereafter and dividends per share for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of Old National. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as estimated annual regulatory costs following the closing of the Merger, as provided by the senior management of Old National. With respect to the foregoing information, the respective senior managements of Klein and Old National confirmed to Sandler O’Neill that such information reflected (or, in the case of the publicly available consensus mean analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of Klein and Old National, respectively, and the other matters covered thereby, and Sandler O’Neill assumed that the future financial performance reflected in such information would be achieved. Sandler O’Neill expressed no opinion as to such information, or the assumptions on which such information was based. Sandler O’Neill also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Klein or Old National since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill assumed in all respects material to its analyses that Klein and Old National would remain as going concerns for all periods relevant to its analyses.

Sandler O’Neill also assumed, with Klein’s consent, that (i) each of the parties to the Merger Agreement would comply in all material respects with all material terms of the Merger Agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants required to be performed by such party under the agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Klein, Old National or the Merger or any related transactions, and (iii) the Merger and any related transactions would be consummated in accordance with the terms of the Merger Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with Klein’s consent, Sandler O’Neill relied upon the advice that Klein received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Merger Agreement. Sandler O’Neill expressed no opinion as to any such matters.

Sandler O’Neill’s Opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of the Opinion. Events occurring after the date of Sandler O’Neill’s Opinion could materially affect the Opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its Opinion or otherwise comment upon events occurring after the date of its Opinion. Sandler O’Neill expressed no opinion as to the trading value of Old National common stock at any time or what the value of Old National common stock would be once it is actually received by the holders of Klein common stock.

In rendering its Opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of the analyses underlying Sandler O’Neill’s Opinion or the presentation made by Sandler O’Neill to Klein’s board of directors, but is a summary of all material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its Opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Klein or Old National and no transaction is identical to the Merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Klein and Old National and the companies to which they are being compared. In arriving at its Opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its Opinion, rather, Sandler O’Neill made its determination as to the fairness of the Exchange Ratio on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which are beyond the control of Klein, Old National and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its Opinion and provided such analyses to Klein’s board of directors at its June 20, 2018 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Klein common stock or the prices at which Klein common stock or Old National common stock may be sold at any time. The analyses of Sandler O’Neill and its Opinion were among a number of factors taken into consideration by Klein’s board of directors in making its determination to approve the Merger Agreement and should not be viewed as determinative of the Exchange Ratio or the decision of Klein’s board of directors or management with respect to the fairness of the Merger. The type and amount of Merger Consideration payable in the Merger were determined through negotiation between Klein and Old National.

Summary of Merger Consideration and Implied Transaction Metrics. Sandler O’Neill reviewed the financial terms of the Merger. Pursuant to the terms of the Merger Agreement, upon the Effective Time of the Merger, holders of Klein common stock are entitled to receive, in exchange for each share of Klein common stock, subject to adjustments set forth in the Merger Agreement, Merger Consideration equal to 7.92 shares of Old National common stock, equating to an implied deal price per share of $148.50 based on Old National’s closing price on June 19, 2018, or $18.75. Sandler O’Neill calculated an aggregate implied transaction value of approximately $427.0 million, based upon 2,875,206 Klein common shares outstanding.

Based upon financial information for Klein as of or for the twelve-month period ended March 31, 2018, Sandler O’Neill calculated the following implied transaction metrics:

Transaction Multiples (GAAP Basis)

Transaction Value / Book Value	200.7%
Transaction Value / Tangible Book Value	232.0%
Price / LTM Earnings (1)	21.1x
Price / 2018 Estimated Earnings (2)(3)	15.9x
Tangible Book Premium / Core Deposits (4)	14.8%

(1)	Klein’s LTM earnings adjusted at an assumed 28% blended tax rate, per Klein management.
(2)	Forward earnings estimates provided by Klein management.
(3)	Forward earnings estimates adjusted at an assumed 23.8% tax rate, per Klein management.
(4)	Core deposits are defined as total deposits less time deposits greater than $100,000.

Stock Trading History. Sandler O’Neill reviewed the history of the publicly reported trading prices of Old National’s common stock for the periods of one year and three years, respectively, ended June 19, 2018. Sandler O’Neill also compared the relationship between the movements in the price of Old National’s common stock, to movements in its peer group (as described below) as well as certain stock indices.

Old National’s One Year Stock Performance

	Beginning Index Value June 19, 2017	Ending Index Value June 19, 2018
Old National	100%	108.4%
Old National Peer Group	100%	121.1%
NASDAQ Bank Index	100%	115.0%
S&P 500 Index	100%	113.5%

Old National’s Three Year Stock Performance

	Beginning Index Value June 19, 2015	Ending Index Value June 19, 2018
Old National	100%	129.9%
Old National Peer Group	100%	162.6%
NASDAQ Bank Index	100%	150.4%
S&P 500 Index	100%	130.9%

Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial information for Klein and a group of financial institutions selected by Sandler O’Neill. The Klein peer group consisted of major exchange traded banks headquartered in the Midwest with total assets between $1.5 billion and $3.0 billion (the “Klein Peer Group”).

The Klein Peer Group consisted of the following financial institutions:

First Financial Corporation	First Internet Bancorp
First Mid-Illinois Bancshares, Inc.	Independent Bank Corporation
United Community Financial Corp.	Old Second Bancorp, Inc.
Farmers National Banc Corp.	West Bancorporation, Inc.
MutualFirst Financial, Inc.	First Business Financial Services, Inc.
Macatawa Bank Corporation	Southern Missouri Bancorp, Inc.
Bridgewater Bancshares, Inc.	Civista Bancshares, Inc.
BankFinancial Corporation

The analysis compared publicly available data for Klein with the corresponding data for the Klein Peer Group as of or for the twelve months ended March 31, 2018, with pricing data as of June 19, 2018. The table below sets forth the data for Klein and the high, low, mean and median data for the Klein Peer Group.

Comparable Group Analysis

	Klein Financial, Inc.	Klein Peer Group
		High Result	Low Result	Mean Result	Median Result
Total Assets (in millions)	$1,972	$2,957	$1,560	$2,213	$2,092
Gross Loans/Deposits	63.7%	114.0%	77.5%	93.4%	94.1%
Tangible Common Equity/Tangible Assets	9.5%	13.0%	7.7%	9.6%	9.2%
MRQ Return on Average Assets (1)	1.1%	1.7%	0.8%	1.2%	1.2%
MRQ Return on Average Equity (1)	10.7%	18.8%	7.1%	12.3%	11.4%
MRQ Net Interest Margin	3.5%	4.1%	2.4%	3.5%	3.7%
MRQ Efficiency Ratio	66.6%	60.2%	42.1%	59.2%	60.2%
Loan Loss Reserve/Gross Loans	1.2%	1.3%	0.6%	1.0%	1.1%
Nonperforming Assets/Total Assets	0.7%	2.4%	0.1%	0.8%	0.7%
Market Capitalization (in millions)	—	$636	$231	$425	$422
Price/Tangible Book Value	—	242.8%	133.6%	196.3%	201.1%
Price/ LQA Earnings Per Share	—	22.8x	11.3x	15.7x	15.6x
Price / Estimated 2018 Earnings per Share	—	19.8x	11.8x	14.9x	14.7x

(1)	Klein’s MRQ earnings adjusted at an assumed 23.8% tax rate, per Klein management.

Sandler O’Neill used publicly available information to perform a similar analysis for Old National and a group of financial institutions as selected by Sandler O’Neill. The Old National peer group consisted of major exchange traded banks headquartered in the Midwest, Arkansas and Tennessee with total assets of between $10.0 billion and $30.0 billion and MRQ ROAA greater than 0.75% (the “Old National Peer Group”).

The Old National Peer Group consisted of the following financial institutions:

Wintrust Financial Corporation	Commerce Bancshares, Inc.
TCF Financial Corporation	Pinnacle Financial Partners, Inc.
Bank of the Ozarks	UMB Financial Corporation
Chemical Financial Corporation	Simmons First National Corporation
First Midwest Bancorp, Inc.	Home BancShares, Inc.
Great Western Bancorp, Inc.	Heartland Financial USA, Inc.

The analysis compared publicly available financial information for Old National with the corresponding data for the Old National Peer Group as of or for the twelve months ended March 31, 2018, with pricing data as of June 19, 2018. The table below sets forth the data for Old National and the high, low, mean and median data for the Old National Peer Group.

Comparable Group Analysis

	Old National Bancorp	Old National Peer Group
		High Result	Low Result	Mean Result	Median Result
Total Assets (in millions)	$17,496	$28,457	$10,056	$19,043	$20,372
Gross Loans/Deposits	87.9%	103.7%	66.6%	91.2%	95.3%
Tangible Common Equity/Tangible Assets	7.8%	13.2%	7.6%	9.2%	9.1%
MRQ Return on Average Assets	1.1%	2.1%	0.8%	1.4%	1.4%
MRQ Return on Average Equity	8.9%	15.0%	6.9%	10.4%	10.1%
MRQ Net Interest Margin	3.5%	4.6%	3.1%	3.9%	3.8%
MRQ Efficiency Ratio	62.5%	68.6%	37.0%	54.9%	56.2%
Loan Loss Reserve/Gross Loans	0.4%	1.1%	0.4%	0.8%	0.8%
Nonperforming Assets/Total Assets	0.9%	1.5%	0.2%	0.7%	0.6%
Market Capitalization (in millions)	$2,853	$7,059	$1,953	$4,204	$4,101
Price/Tangible Book Value	219.2%	319.2%	199.3%	249.1%	249.1%
Price/ LQA Earnings Per Share	15.1x	20.3x	13.6x	16.3x	16.5x
Price / Estimated 2018 Earnings per Share	14.3x	18.3x	13.0x	15.0x	14.8x

Net Present Value Analysis. Sandler O’Neill performed an analysis that estimated the net present value per share of Klein’s common stock assuming Klein performed in accordance with internal projections for Klein for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of Klein. To approximate the terminal value of a share of Klein common stock at December 31, 2022, Sandler O’Neill applied price to earnings multiples of 12.5x to 20.0x and multiples of tangible book value ranging from 145% to 220%. The terminal values were then discounted to present values using discount rates ranging from 10.0% to 15.0%, which were selected to reflect different assumptions regarding potential desired rates of return of holders of Klein common stock.

As illustrated in the following tables, the analysis indicated an imputed range of values per share of Klein common stock of $95 to $179 when applying multiples of earnings per share and $83 to $148 when applying multiples of tangible book value per share.

	Earnings Multiples
Discount	(Value shown is a per share valuation)
Rate	12.5x	14.0x	15.5x	17.0x	18.5x	20.0x
10%	$116	$129	$141	$154	$166	$179
11%	$111	$123	$135	$147	$159	$171
12%	$107	$118	$130	$141	$153	$164
13%	$103	$114	$125	$136	$147	$158
14%	$99	$109	$120	$130	$141	$151
15%	$95	$105	$115	$125	$135	$145

	Tangible Book Value Multiples
Discount	(Value shown is a per share valuation)
Rate	145%	160%	175%	190%	205%	220%
10%	$102	$111	$120	$129	$139	$148
11%	$97	$106	$115	$124	$133	$142
12%	$93	$102	$111	$119	$128	$136
13%	$90	$98	$106	$114	$122	$131
14%	$86	$94	$102	$110	$118	$125
15%	$83	$90	$98	$105	$113	$120

Sandler O’Neill also considered and discussed with Klein’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Klein’s net income varied from 20.0% above projections to 20.0% below projections. This analysis resulted in the following range of per share values for Klein common stock applying the price to 2022 earnings per share multiples range of 12.5x to 20.0x referred to above and using a discount rate of 13.51%.

Earnings Projection	Earnings Multiples
Change from	(Value shown is a per share valuation)
Base Case	12.5x	14.0x	15.5x	17.0x	18.5x	20.0x
(20.0)%	$83	$91	$100	$108	$117	$126
(10.0)%	$92	$101	$111	$121	$130	$140
0.0%	$101	$111	$122	$133	$144	$154
10.0%	$109	$121	$133	$145	$157	$169
20.0%	$118	$131	$144	$157	$170	$183

Sandler O’Neill also performed an analysis that estimated the net present value per share of Old National common stock assuming that Old National performed in accordance with publicly available consensus mean analyst earnings estimates for Old National for the years ending December 31, 2018 through December 31, 2019 and an estimated long term earnings per share growth rate for the years thereafter and estimated cash dividends per share of Old National common stock for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of Old National. To approximate the terminal value of a share of Old National common stock at December 31, 2022, Sandler O’Neill applied price to earnings multiples ranging from 14.0x to 19.0x and multiples of tangible book value ranging from 205% to 255%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 13.0%, which were chosen to reflect different assumptions regarding required rates of return of holders of Old National common stock.

As illustrated in the following tables, the analysis indicated an imputed range of values per share of Old National common stock of $15.15 to $24.30 when applying multiples of earnings per share and $16.89 to $25.16 when applying multiples of tangible book value per share.

	Earnings Multiples
Discount	(Value shown is a per share valuation)
Rate	14.0x	15.0x	16.0x	17.0x	18.0x	19.0x
8%	$18.56	$19.70	$20.85	$22.00	$23.15	$24.30
9%	$17.80	$18.90	$20.00	$21.10	$22.20	$23.30
10%	$17.09	$18.14	$19.19	$20.25	$21.30	$22.35
11%	$16.41	$17.42	$18.42	$19.43	$20.44	$21.45
12%	$15.76	$16.73	$17.70	$18.66	$19.63	$20.59
13%	$15.15	$16.08	$17.00	$17.93	$18.85	$19.78

	Tangible Book Value Multiples
Discount	(Value shown is a per share valuation)
Rate	205%	215%	225%	235%	245%	255%
8%	$20.71	$21.60	$22.49	$23.38	$24.27	$25.16
9%	$19.86	$20.72	$21.57	$22.42	$23.27	$24.12
10%	$19.06	$19.88	$20.69	$21.51	$22.32	$23.14
11%	$18.30	$19.08	$19.86	$20.64	$21.42	$22.20
12%	$17.57	$18.32	$19.07	$19.82	$20.57	$21.32
13%	$16.89	$17.60	$18.32	$19.04	$19.75	$20.47

Sandler O’Neill also considered and discussed with the Klein board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Old National’s net income varied from 20% above estimates to 20% below estimates. This analysis resulted in the following range of per share values for Old

National common stock, using the same price to earnings per share multiples of 14.0x to 19.0x referred to above and a discount rate of 9.08%.

Earnings Projection	Earnings Multiples
Change from	(Value shown is a per share valuation)
Base Case	14.0x	15.0x	16.0x	17.0x	18.0x	19.0x
(20.0)%	$14.68	$15.55	$16.43	$17.31	$18.18	$19.06
(10.0)%	$16.21	$17.20	$18.18	$19.17	$20.16	$21.14
0.0%	$17.75	$18.84	$19.94	$21.03	$22.13	$23.22
10.0%	$19.28	$20.48	$21.69	$22.89	$24.10	$25.30
20.0%	$20.81	$22.13	$23.44	$24.76	$26.07	$27.38

In connection with its analyses, Sandler O’Neill considered and discussed with the Klein board of directors how the net present value analyses would be affected by changes in the underlying assumptions. Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed two groups of comparable merger and acquisition transactions. The first group included merger transactions announced from January 1, 2015 through June 19, 2018 with target banks headquartered in the Midwest with assets between $1.0 billion and $5.0 billion and disclosed deal values (the “Midwest Transaction Group”).

The Midwest Transaction Group was composed of the following transactions:

Acquirer / Target
WesBanco, Inc.	/	Farmers Capital Bank Corporation
Meta Financial Group, Inc.	/	Crestmark Bancorp Inc.
Byline Bancorp, Inc.	/	First Evanston Bancorp, Inc.
Midland States Bancorp, Inc.	/	Alpine Bancorporation, Inc.
Old National Bancorp	/	Anchor Bancorp, Inc.
First Financial Bancorp.	/	MainSource Financial Group, Inc.
First Merchants Corporation	/	Independent Alliance Banks, Inc.
First Busey Corporation	/	First Community Financial Partners, Inc.
First Midwest Bancorp, Inc.	/	Standard Bancshares, Inc.
WesBanco, Inc.	/	Your Community Bankshares, Inc.
First Busey Corporation	/	Pulaski Financial Corp.
Great Western Bancorp, Inc.	/	HF Financial Corp.
MB Financial, Inc.	/	American Chartered Bancorp, Inc.
Chemical Financial Corporation	/	Lake Michigan Financial Corporation

The second group included merger transactions announced from January 1, 2017 through June 19, 2018 with target banks headquartered nationwide with seller assets between $1.0 billion and $3.0 billion and disclosed deal values (the “Nationwide Transaction Group”).

The Nationwide Transaction Group was composed of the following transactions:

Acquirer / Target
Allegiance Bancshares, Inc.	/	Post Oak Bancshares, Inc.
WesBanco, Inc.	/	Farmers Capital Bank Corporation
Renasant Corporation	/	Brand Group Holdings, Inc.
Ameris Bancorp	/	Hamilton State Bancshares, Inc.
Meta Financial Group, Inc.	/	Crestmark Bancorp Inc.
TriCo Bancshares	/	FNB Bancorp
Byline Bancorp, Inc.	/	First Evanston Bancorp, Inc.
Glacier Bancorp, Inc.	/	Inter-Mountain Bancorp., Inc.
Midland States Bancorp, Inc.	/	Alpine Bancorporation, Inc.
Arvest Bank Group, Inc.	/	Bear State Financial, Inc.
CenterState Bank Corporation	/	HCBF Holding Company, Inc.
Pacific Premier Bancorp, Inc.	/	Plaza Bancorp
Old National Bancorp	/	Anchor Bancorp, Inc.
OceanFirst Financial Corp.	/	Sun Bancorp, Inc.
Carolina Financial Corporation	/	First South Bancorp, Inc.
Southside Bancshares, Inc.	/	Diboll State Bancshares, Inc.
Berkshire Hills Bancorp, Inc.	/	Commerce Bancshares Corp.
Sandy Spring Bancorp, Inc.	/	WashingtonFirst Bankshares, Inc.
TowneBank	/	Paragon Commercial Corporation
Home BancShares, Inc.	/	Stonegate Bank
First Merchants Corporation	/	Independent Alliance Banks, Inc.
Heartland Financial USA, Inc.	/	Citywide Banks of Colorado, Inc.
FB Financial Corporation	/	American City Bank/Clayton Bank and Trust
First Busey Corporation	/	First Community Financial Partners, Inc.
Simmons First National Corporation	/	First Texas BHC, Inc.
Renasant Corporation	/	Metropolitan BancGroup, Inc.
Columbia Banking System, Inc.	/	Pacific Continental Corporation

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to book value, transaction price to tangible book value, transaction price to last twelve months earnings, and core deposit premium. Sandler O’Neill compared the indicated transaction metrics for the Merger to the high, low, mean and median metrics of the Midwest Transaction Group and the Nationwide Transaction Group.

Comparable Midwest Transaction Multiples

	Old National Bancorp / Klein Financial, Inc.	Midwest Transaction Group
		High Result	Low Result	Mean Result	Median Result
Transaction Value / Book Value	200.7%	356.4%	128.9%	195.4%	184.7%
Transaction Value / Tangible Book Value	232.0%	404.0%	135.5%	211.6%	192.7%
Transaction Value / LTM Earnings	21.1x	27.8x	14.5x	19.8x	18.2x
Core Deposit Premium (1)	14.8%	25.7%	5.0%	12.1%	10.9%

Comparable Nationwide Transaction Multiples

	Old National Bancorp / Klein Financial, Inc.	Nationwide Transaction Group
		High Result	Low Result	Mean Result	Median Result
Transaction Value / Book Value	200.7%	356.4%	128.6%	202.5%	195.0%
Transaction Value / Tangible Book Value	232.0%	404.0%	138.3%	225.7%	214.2%
Transaction Value / LTM Earnings	21.1x	55.9x	9.8x	24.4x	22.1x
Core Deposit Premium (1)	14.8%	25.7%	3.0%	14.3%	14.5%

(1)

Core deposits defined as total deposits less time deposits greater than $100,000 Note: Transaction multiples assume holders of Klein common stock are entitled to receive, in exchange for each share of Klein common stock, subject to certain adjustments set forth in the Merger Agreement, Merger Consideration equal to 7.92 shares of Old National common stock equating to an implied deal price per share of $148.50 based on Old National’s closing price on June 19, 2018, or $18.75.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the Merger, based on the following information and assumptions: (i) the Merger closes in the third calendar quarter of 2018; (ii) 100.0% of outstanding Klein common shares are converted into the right to receive Old National common stock utilizing a fixed Exchange Ratio of 7.92 multiplied by Old National’s volume-weighted average closing price for the fifteen trading days ending at or near the time of closing.

Sandler O’Neill also incorporated the following assumptions, as provided by the senior management of Old National (unless otherwise noted): (a) certain internal financial projections for Klein for the years ending December 31, 2018 through December 31, 2022, as provided by senior management of Klein; (b) publicly available consensus mean analyst earnings per share estimates for Old National for the years ending December 31, 2018 through December 31, 2019, as well as an estimated long-term earnings per share growth rate for the years thereafter and estimated cash dividends per share of Old National common stock for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of Old National; (c) estimated transaction expenses; (d) purchase accounting adjustments; (e) estimated cost savings; and (f) the anticipated regulatory and compliance costs. The analysis indicated that the Merger (excluding transaction expenses) could be accretive to Old National’s earnings per share in 2018 and could be dilutive to Old National’s tangible book value per share at the closing of the Merger.

Sandler O’Neill’s Relationship. Sandler O’Neill is acting as financial advisor to the board of directors of Klein in connection with the Merger. Klein has agreed to pay Sandler O’Neill a transaction fee in connection with the Merger in an amount equal to (i) 0.95% of the aggregate purchase price, plus (ii) 1.30% of the amount by which the aggregate purchase price exceeds $375.0 million. At the time of announcement, based on Old National’s closing price of $18.75 as of June 19, 2018, the calculated transaction fee was approximately $4.7 million of which $100,000 was paid to Sandler O’Neill upon signing of the Merger Agreement. Sandler O’Neill also received a $350,000 fee upon rendering its Opinion to the Klein board of directors, which opinion fee will be credited in full towards the remaining transaction fee which will become payable to Sandler O’Neill on the day of closing of the Merger. Klein has also agreed to indemnify Sandler O’Neill against certain claims and liabilities arising out of its engagement and to reimburse Sandler O’Neill for certain of its out-of-pocket expenses incurred in connection with its engagement. Sandler O’Neill did not provide any other investment banking services to Klein in the two years preceding the date of its Opinion, nor did Sandler O’Neill provide any investment banking services to Old National in the two years preceding the date of the Opinion. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Old National and its affiliates. Sandler O’Neill may also actively trade the equity and debt securities Old National or its affiliates for its own account and for the accounts of its customers.

THE MERGER AGREEMENT

Structure of the Merger

Subject to the terms and conditions of the Merger Agreement, at the completion of the Merger, Klein will merge with and into Old National, with Old National as the surviving corporation. The separate existence of Klein will terminate as a consequence of the Merger. Old National common stock will continue to be listed on the Nasdaq Global Select Market under the symbol “ONB”. Simultaneous with the Merger, KleinBank will be merged with and into Old National Bank, a wholly-owned subsidiary of Old National.

Under the Merger Agreement, the officers and directors of Old National serving at the effective time of the Merger will continue to serve as the officers and directors of Old National after the Merger is consummated.

Merger Consideration

If the Merger is completed, your shares of Klein common stock will be converted into the right to receive 7.92 shares of Old National common stock, subject to adjustment as summarized below. If the Klein Consolidated Shareholders’ Equity as of the last calendar day of the month immediately preceding the month in which the closing date occurs (the “Determination Date”) is less than Minimum Shareholders’ Equity, the Exchange Ratio shall be decreased to a quotient determined by dividing the Adjusted Stock Purchase Price (as defined below) by the total number of shares of Klein common stock outstanding at the effective time on the first calendar day of the month following the closing date (the “Effective Date”) of the Merger, and further dividing that number by the Old National Closing Date Stock Price. Minimum Shareholders’ Equity shall mean (1) $231,358,000 if the closing date occurs on a date for which the Determination Date would be August 31, 2018, (2) $233,429,000 if the closing date occurs on a date for which the Determination Date would be September 30, 2018, (3) $237,866,000 if the closing date occurs on a date for which the Determination Date would be November 30, 2018, and (4) $240,717,000 if the closing date occurs on a date for which the Determination Date would be December 31, 2018, or later. For purposes of the computation, Old National Closing Date Stock Price shall mean the volume weighted average price of a share of Old National common stock for the period ending on the day immediately preceding the closing date, and the Adjusted Stock Purchase Price shall be equal to (x) the Purchase Price less (y) the amount by which Klein Consolidated Shareholders’ Equity as of the Determination Date is less than Minimum Shareholders’ Equity. The Purchase Price shall be the Old National Closing Date Stock Price multiplied by the total number of shares of Old National common stock to be issued as though the Exchange Ratio was not adjusted.

The Klein Consolidated Shareholders’ Equity shall be the consolidated shareholders’ equity of Klein as of the Determination Date determined in accordance with U.S. generally accepted accounting principles (“GAAP”), less the net accumulated other comprehensive income/(loss), and to which shall be added the following (which amounts shall also be calculated in accordance with GAAP):

•	any accruals, reserves or charges resulting from expenses of the Merger and other transactions contemplated by the Merger Agreement;

•	any accruals, reserves or charges taken by Klein at the request of Old National pursuant to the terms set forth in the Merger Agreement; and

•

any dividends or capital distributions paid by Klein to holders of Klein common stock paid after the date of the Merger Agreement and on or before the Determination Date in accordance with the terms set forth in the Merger Agreement.

If the Merger closes on September 30, 2018, the earliest Closing Date under the Merger Agreement, as of August 21, 2018, no adjustment is anticipated to the Merger Consideration based upon the Klein Consolidated Shareholders’ Equity at August 31, 2018. The Exchange Ratio remains subject to change, however, based upon the Klein Consolidated Shareholders’ Equity (computed in accordance with the terms of the Merger Agreement) as of the Determination Date.

Additionally, Klein may terminate the Merger Agreement if the Old National Market Value on the Calculation Date is less than $15.75. If Klein elects to exercise its termination right as described above, it must give prompt written notice thereof to Old National. During the five-business day period commencing with its receipt of such notice, Old National shall have the option to increase the Exchange Ratio to equal the quotient determined by dividing the Initial Old National Market Value, or $18.53, by the Old National Market Value on the Calculation Date, and multiplying the quotient by the product of the Exchange Ratio and 0.85. If Old National delivers, within such five-business day period, written notice to Klein of such election and the revised Exchange Ratio, no termination shall be deemed to have occurred and the Merger Agreement shall remain in full force and effect in accordance with its terms.

Exchange and Payment Procedures

At and after the effective time of the Merger, each share of Klein common stock will represent only the right to receive the Merger Consideration and any dividends or distributions which the holder thereof has the right to in accordance with the terms of the Merger Agreement. Old National will reserve a sufficient number of shares of Old National common stock to be issued as part of the Merger Consideration. As soon as practicable after the Effective Time of the Merger, but in no event more than five business days thereafter, Old National will distribute a letter of transmittal to each holder of record of Klein common stock with a form providing detailed instructions and requesting usual and customary information (the “Letter of Transmittal”) necessary to effect the issuance of shares of Old National common stock in exchange for shares of Klein common stock.

Old National will provide a written notice of ownership of uncertificated shares to each former Klein registered shareholder setting forth the number of shares of Old National common stock that each holder of Klein common stock has received in the Merger upon receipt by Old National of a properly completed and executed Letter of Transmittal. No interest will be paid on any Merger Consideration that any such holder shall be entitled to receive.

The stock transfer books of Klein will be closed immediately at the effective time of the Merger and after the effective time there will be no transfers on the stock transfer records of Klein of any shares of Klein common stock. Old National will be entitled to rely on Klein’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration.

Dividends and Distributions

Until Old National receives the Letter of Transmittal, any dividends or other distributions declared after the effective time of the Merger with respect to shares of Old National common stock into which shares of Klein common stock may have been converted will accrue but will not be paid. When Old National receives the Letter of Transmittal, Old National will pay any unpaid dividends or other distributions, without interest.

Representations and Warranties

The Merger Agreement contains representations and warranties of Klein, on the one hand, and Old National, on the other hand, to each other as to, among other things:

•	the corporate organization and existence of each party;

•	the authority of each party to enter into the Merger Agreement, perform its obligations under the Merger Agreement and make it valid and binding;

•	the fact that the Merger Agreement does not conflict with or violate:

(1)	the articles of incorporation and by-laws of each party,

(2)	applicable law, and

(3)	agreements, instruments or obligations of each party;

•	the capitalization of Klein and Old National;

•	each party’s compliance with applicable law;

•	the accuracy of statements made and materials provided to the other party;

•	the absence of material litigation;

•	each party’s financial statements and filings with applicable regulatory authorities;

•	tax matters;

•	the adequacy of each party’s deposit insurance and other policies of insurance;

•	books and records;

•	compliance with the Bank Secrecy Act;

•	agreements with regulatory agencies;

•	internal controls; and

•	payments to be made to any brokers or finders in connection with the Merger.

In addition, the Merger Agreement contains representations and warranties of Klein to Old National as to:

•	title to its assets;

•	Community Reinvestment Act;

•	outstanding Klein common stock;

•	the absence of undisclosed obligations or liabilities;

•	the adequacy of its loan loss allowances;

•	interest in LLCs;

•	material contracts;

•	loans and investments;

•	absence of certain developments;

•	employee benefits plans;

•	affiliate transactions;

•	shareholder rights plan;

•	registration obligation;

•	shareholder approval;

•	intellectual property;

•	fiduciary accounts; and

•	the receipt of a fairness opinion from Klein’s financial advisor.

In addition, the Merger Agreement contains representations and warranties of Old National to Klein as to:

•	the validity of the Old National common stock to be issued pursuant to the Merger Agreement; and

•	compliance with the applicable listing rules and corporate governance rules and regulations of Nasdaq.

None of the representations and warranties of the parties will survive the consummation of the Merger. Additionally, the parties qualified many of the representations and warranties contained in the Merger Agreement with exceptions set forth in disclosure letters which were separately delivered by each party to the other party.

Conduct of Business Prior to Completion of the Merger

Klein Restrictions

Under the Merger Agreement, Klein has agreed to certain restrictions on its activities until the Merger is completed or terminated. In general, Klein and its subsidiary, KleinBank, are required to conduct their business diligently, substantially in the manner as it is presently being conducted, and in the ordinary course of business.

The following is a summary of the more significant restrictions imposed upon Klein, subject to the exceptions set forth in the Merger Agreement. Specifically, without the prior consent of Old National, Klein, KleinBank and their respective subsidiaries may not:

•	amend, or propose to amend, or restate their respective organizational documents;

•

authorize a class of stock or issue, or sell any of its equity, securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights and acquire its equity securities, or any bonds or other securities;

•	redeem, purchase or acquire any of its outstanding shares of capital stock or other ownership interest of Klein, KleinBank or any of their subsidiaries except as required by the Merger Agreement;

•

make any change in the capitalization, except for the payment of certain dividends as set forth in the Merger Agreement, or the number of issued and outstanding shares of Klein or KleinBank or their subsidiaries;

•	incur any material indebtedness in an aggregate amount exceeding $250,000 other than as provided for in the Merger Agreement;

•	discharge or satisfy any material encumbrance on its properties or assets or pay any material liability except in the ordinary course of business;

•	sell, transfer, assign, mortgage, pledge, or encumber, any of its assets (other than in the ordinary course of business or as otherwise provided in the Merger Agreement);

•	cancel any material indebtedness or claims or waive any rights or material value, except in the ordinary course of business;

•

merge, combine, consolidate, or effect a share exchange with, or sell its assets or any of its securities to any other person, corporation, or entity, or enter into any other similar transaction not in the ordinary course of business;

•	change in any material respect its accounting methods, except as may be necessary and appropriate to conform to changes in tax law requirements, changes in GAAP or regulatory accounting principles;

•	cancel or terminate its current insurance policies or allow any of the coverage thereunder to lapse, except as provided for in the Merger Agreement;

•

enter into or modify any employment, severance or similar agreement or arrangements with any director, officer, or management employee or enter into or modify any independent contractor or consultant contract, or terminate the employment of any employee of Klein, KleinBank or any of their respective subsidiaries other than in the ordinary course of business;

•

terminate or amend any bonus, profit sharing, stock option, restricted stock, pension, retirement, deferred compensation, or other employee benefit plan, trust, fund, contract or arrangement for the benefit or welfare of any employees, except as contemplated in the Merger Agreement or by law;

•

make, change or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment or surrender any right to claim a refund of a material amount of taxes;

•

enter into any contract, agreement, lease, commitment, understanding, arrangement, or transaction or incur any liability or obligation, other than as specifically contemplated under the Merger Agreement, requiring payments by Klein or any Klein subsidiary that exceed $250,000, whether individually or in the aggregate;

•	enter into or propose to enter into, or modify or propose to modify, any material contract with respect to any of the matters set forth in Section 5.1(c) of the Merger Agreement;

•	without consent, which consent shall be deemed received unless Old National objects within three business days after receipt of written notice from Klein:

•

make, renew or otherwise modify any loan or commitment to lend money, or issue any letter of credit, interest rate swap or other extension of credit to any person if the loan is an existing credit on the books of Klein or any Klein subsidiary and is, or in accordance with bank regulatory definitions should be, classified as “Special Mention,” “Substandard Accruing” and is in the amount of $1,000,000 or greater or, in accordance with bank regulatory definitions should be, classified as “Substandard-Nonaccruing” or “Doubtful,” or “Loss” and is in an amount of $500,000 or greater;

•

make, renew or otherwise modify any loan or loans if immediately after making a loan or loans, such person would be directly indebted to Klein or any Klein subsidiary in an aggregate amount of $5,000,000 or greater; or

•

make, renew or otherwise modify any loan or loans in an aggregate amount of $300,000 or greater secured by an owner-occupied 1-4 single-family residence that does not conform with secondary market underwriting standards.

•

change in any material respects its underwriting, operating, investment or risk management or other similar policies of Klein or any Klein subsidiary except as required by applicable law or policies imposed by any regulatory authority or governmental entity;

•

purchase any assets or securities or assume any liabilities of another bank holding company, bank, corporation, or other entity, except in the ordinary course of business necessary in managing its investment portfolio, and then only to the extent such securities have a quality rating of “AAA”;

•

make any investment subject to any restrictions, whether contractual or statutory, which materially impairs the ability of Klein or any Klein subsidiary to dispose freely of such investment at any time;

•	sell any securities prior to maturity for gain;

•	open, close, move, or, in any material respect, expand, diminish, renovate, alter, or change any of its offices or branches other than as contemplated in the Merger Agreement; or

•	pay or commit to pay any management or consulting or other similar type of fees other than as contemplated in the Merger Agreement.

Old National Restrictions

The following is a summary of the more significant restrictions imposed upon Old National, subject to the exceptions set forth in the Merger Agreement. In particular, Old National may not knowingly take any action that is intended or reasonably likely to result in any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any respect at or prior to the effective time of the Merger, any of the conditions to the Merger not being satisfied, a material violation of any provision of the Merger Agreement, or a delay in the consummation of the Merger, except, in each case, as may be required by applicable law or regulation.

Covenants

In addition to the restrictions noted above, the Merger Agreement contains certain other covenants and agreements, including the following covenants:

•

in the case of Klein, to give Old National’s representatives and agents, including loan review officers, attorneys or accountants, upon reasonable notice, access during normal business hours throughout the period prior to the effective time of the Merger to Klein’s properties, facilities operations, books and records and to treat any confidential information or trade secrets received in the course of the consummation of the Merger confidentially;

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in the case of Klein, promptly notify Old National of any emergency or other change in the ordinary course of business of Klein, KleinBank or any of their respective subsidiaries to the extent permitted by law;

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in the case of Klein, to furnish to Old National a complete and accurate list as of the end of each calendar month beginning with June 2018 of (a) all of the periodic internal credit quality reports of KleinBank prepared during such calendar month (which reports will be prepared in a manner consistent with past practices), (b) all loans of KleinBank classified as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification, (c) all OREO, including in-substance foreclosures and real estate in judgment, (d) all new loans where the principal amount advanced exceeds $1,000,000, (e) any current repurchase obligations of KleinBank with respect to any loans, loan participations or state or municipal obligations or revenue bonds and (f) any standby letters of credit issued by KleinBank;

•	in the case of Klein, to deliver to Old National updated financial statements in accordance with the Merger Agreement;

•	in the case of Klein, to use commercially reasonable efforts to obtain any required consents for the consummation of the transactions contemplated in the Merger Agreement;

•	in the case of Klein and KleinBank, to prepare and timely file all tax returns required to be filed on or before the Effective Date;

•	in the case of Old National, to prepare and timely file all tax returns of Klein and KleinBank required to be filed after the Effective Date;

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in the case of Old National, not to amend any income or franchise tax returns that Klein filed as an S corporation if such amendment could result in material additional tax liability for a Klein shareholder during the tax period covered by the return, except as required by applicable law;

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in the case of Klein, not to declare and pay cash dividends to its shareholders in connection with any quarterly estimated tax payments. Old National agrees to indemnify and reimburse each Klein shareholder for any tax penalties and interest payable for the 2018 tax year and any subsequent tax period ending on or before the Effective Date of the Merger, by offering to enter into a tax indemnity letter with each Klein shareholder;

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in the case of Old National, to pay Klein shareholders a tax distribution in an amount equal to the difference between the shareholder tax liability reflected on returns prepared and filed on or before the Effective Date and the tax dividends actually paid for the 2018 tax year and any subsequent tax period ending on or before the Effective Date;

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in the case of Klein and Old National, to not knowingly (a) take any action that is intended or is reasonably likely to result in (1) any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect, (2) any of the conditions to the Merger not being satisfied, (3) a material violation of any provision of the Merger Agreement or (4) a material delay in the consummation of the Merger, or (b) take any action that would disqualify the Merger as a reorganization and in the case of Klein and KleinBank, to use their best efforts to cause their representatives to not make any announcements or disclose information about the Merger or the Merger Agreement in accordance with the Merger Agreement;

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in the case of Klein, to cause KleinBank to maintain the allowance for possible loan and lease losses (“ALLL”) of KleinBank in compliance with GAAP and Regulatory Accounting Principles and KleinBank’s existing methodology for determining the adequacy of the ALLL, as well as the standards established by all applicable governmental entities and GAAP;

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in the case of Klein, to cause the board of directors of KleinBank to approve the Merger promptly after the execution of the Merger Agreement and vote all of the shares of KleinBank common stock in favor of the Merger and the Merger Agreement;

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in the case of Klein, to cooperate and use commercially reasonable efforts to assist Old National in procuring all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger, and to ensure that any materials or information provided by Klein to Old National for use by Old National in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading;

•	in the case of Klein, to submit the Merger Agreement to its shareholders at a meeting to be called and held at the earliest possible reasonable date;

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in the case of Old National, to file a registration statement with the SEC and applicable state securities agencies within 45 days after the execution of the Merger Agreement, and to use commercially reasonable efforts to register and list the shares of Old National common stock to be issued as Merger Consideration;

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in the case of Old National, to use all commercially reasonable efforts to prepare and file all applications and notices to obtain the necessary regulatory approvals for the transactions contemplated by the Merger Agreement;

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in the case of Klein, to continue to accrue reserves for employee benefits and Merger related expenses, and to consult and cooperate in good faith with Old National on (1) conforming the loan and accounting policies and practices of Klein to those policies and practices of Old National for financial accounting and/or income tax reporting purposes and (2) determining the amount and timing for recognizing Klein’s expenses of the Merger and for financial accounting and/or income tax reporting purposes; provided, that no such modifications need be effected prior to the 5th day next preceding the closing date of the Merger and until Old National has certified to Klein that all conditions to the obligation of Old National to consummate the Merger have been satisfied;

•	in the case of Klein, unless Old National directs Klein otherwise, to terminate its 401(k) Plan immediately before the effective time of the Merger;

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in the case of Klein, at the request of Old National, to terminate any employee benefit plans immediately on or prior to the effective time and pay out amounts accrued thereunder to the participants in that plan;

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in the case of Old National, to permit continuing employees of Klein participating in Klein’s employee benefit plans to participate in Old National’s employee benefit plans in accordance with their terms if Klein’s plan is terminated by Old National;

•	in the case of Old National, as of the effective time, to assume change in control and other employment agreements between Klein and its subsidiaries and their respective employees;

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in the case of Old National, to provide severance benefits to those employees of Klein whose employment is terminated without cause by Old National within six months after the effective time, as provided in the Old National Bancorp Severance Pay Plan;

•	in the case of Klein, freeze the deferral amounts and deferral elections of all participants in the Klein deferred compensation arrangements at the effective time;

•	in the case of Klein and Old National, to establish an employee retention bonus program in accordance with the Merger Agreement before the effective time;

•	in the case of Klein, to pay the transaction-related incentives for designated employees of Klein in accordance with the Merger Agreement;

•	in the cause of Klein and KleinBank, and each commonly controlled entity, to file all appropriate filings with the IRS;

•	in the case of Klein and Old National, to supplement, amend and update the disclosure schedules to the Merger Agreement as necessary;

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in the case of Old National, maintain a directors’ and officers’ liability insurance policy for six years after the effective time of the Merger to cover the present and former officers and directors of Klein and KleinBank with respect to claims against such directors and officers arising from facts or events which occurred on before the effective time, and for six years after the effective time, continue the indemnification and exculpation rights of the present and former officers and directors of Klein and KleinBank for any proceedings that arise by reason that such person was a director or officer at or prior to the effective time to the full extent then permitted under the articles of incorporation or by-laws of Klein or KleinBank or any indemnification arrangement or agreement disclosed to Old National or as required by applicable law; and

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in the case of Klein, to cooperate with an environmental consulting firm designated by Old National in the conduct by such firm of a Phase I environmental investigation on all real property owned or leased by Klein or any Klein subsidiary as of the date of the Merger Agreement, and any real property acquired or leased by Klein or any Klein subsidiary prior to the closing date, and if a Phase II assessment is recommended based on the findings of the Phase I, to be responsible for 50% of the cost of any Phase II assessments of property owned by Klein.

Acquisition Proposals by Third Parties

Until the Merger is completed or the Merger Agreement is terminated, Klein has agreed that it, and its officers, directors and representatives, and those of each Klein subsidiary, will not:

•	solicit, initiate, encourage, induce or facilitate, any inquiries, offers or proposals to acquire Klein;

•	furnish any information regarding Klein, KleinBank or any of their respective subsidiaries in connection with or response to any proposal to acquire Klein;

•	engage in any discussions or negotiations or otherwise knowingly cooperate regarding an offer or proposal to acquire Klein;

•	approve, endorse or recommend any proposal to acquire Klein; or

•	enter into any letter of intent or similar document or any contract contemplating or otherwise related to any acquisition of Klein;

Klein may, however, furnish information regarding Klein, KleinBank or their respective subsidiaries to, or enter into and engage in discussion with, any person or entity in response to a superior proposal if:

•	neither Klein, nor KleinBank, nor any of their respective subsidiaries have violated the restrictions described above; and

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Klein’s board of directors (after consultation with its outside legal counsel) determines in good faith that failure to consider such proposal would likely result in a breach of the fiduciary duties of Klein’s board of directors; and

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at least two business days prior to furnishing such nonpublic information, Klein provides the identity of the person or entity and notice of Klein’s intent to furnish information to that person or entity to Old National, and Klein obtains an executed confidentiality agreement from that person or entity; and

•	at least two business days prior to furnishing such nonpublic information, Klein provides any information to Old National that it intends to provide to such person or entity.

In addition, Klein must promptly notify Old National orally and in writing of any acquisition proposal, any inquiry that could lead to an acquisition proposal and keep Old National fully informed with respect to the status of any such acquisition proposal.

For purposes of the Merger Agreement, the term “superior proposal” means any acquisition proposal relating to Klein or KleinBank, or to which Klein or KleinBank may become a party, that the Klein board of directors determines in good faith (after having received the advice of its financial advisors) to be more favorable to the shareholders of Klein from a financial point of view than the Merger (1) after taking into account the likelihood of consummation of such transaction without undue delay, as well as all legal, financial (including the $17,078,724 termination fee), regulatory and other aspects of such proposal, (2) after giving Old National at least five business days to respond to such acquisition proposal and (3) after taking into account any amendment or modification to the Merger Agreement proposed by Old National.

Conditions to the Merger

The obligations of Old National and Klein to consummate the Merger are subject to the satisfaction or waiver, on or before the completion of the Merger, of a number of conditions, including:

•	the Merger Agreement must receive the approval of Klein’s shareholders;

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the representations and warranties made by the parties in the Merger Agreement must be true and correct in all material respects as of the effective time of the Merger unless the inaccuracies do not or will not have a Material Adverse Effect (as defined below) on the party making the representations and warranties. For purposes of the Merger Agreement, Material Adverse Effect is defined to mean any effect (i) that is material and adverse to the business, assets, liabilities, properties, condition (financial or otherwise), results of operations or value of Klein and KleinBank and their respective subsidiaries, taken as a whole, or Old National and its subsidiaries, taken as a whole, as the case may be or (ii) that would materially impair the ability of Old National or Klein to perform their respective obligations under the Merger Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by the Merger Agreement; provided, however, that “Material Adverse Effect” will not be deemed to include the impact of (a) changes after the date of the Merger Agreement to laws of general applicability to banks and bank holding companies or interpretation thereof by any governmental entity, (b) changes after the date of the Merger Agreement to GAAP or regulatory accounting principles, (c) changes after the date of the Merger Agreement in economic conditions generally affecting banks and bank holding companies, (d) changes caused by the public announcement of the Merger, (e) the escalation or worsening of acts of war (whether or not declared), armed hostilities or terrorism, (f) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with the Merger Agreement or the transactions contemplated therein, (g) any action required by the Merger Agreement or actions taken or omitted to be taken by one party to the Merger Agreement with the consent of the other party and (h) with respect to either Klein or KleinBank, the effects of any action taken with the prior written consent of Old National;

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Old National shall have registered its shares of Old National common stock to be issued to the shareholders of Klein in the Merger with the SEC, all state securities and blue sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received and the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part, shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Registration Statement has been issued or threatened;

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all regulatory approvals required to consummate the transactions contemplated by the Merger Agreement shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such approvals shall contain any conditions, restrictions or requirements which the Old National board of directors reasonably determines in good faith would have a Material Adverse Effect on Klein or on Old National to such a degree that Old National would not have entered into the Merger Agreement had such conditions, restrictions or requirements been known;

•	no injunction or other order entered by a state or federal court of competent jurisdiction will have been issues and remain in effect which would impair the consummation of the Merger; and

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there will be no action taken, or any statute, rule, regulation, judgement, order or injunction, which prohibits, prevents or makes illegal completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to the Merger Agreement or the Merger.

The obligation of Old National to consummate the Merger also is subject to the fulfillment of other conditions, including:

•	Klein and KleinBank must have performed, in all material respects, all of their agreements as required by the Merger Agreement at or prior to the effective time of the Merger;

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Old National must have received from Klein at the closing of the Merger all the items, documents, and other closing deliveries of Klein, in form and content reasonably satisfactory to Old National, required by the Merger Agreement;

•	Old National must have received an opinion from Krieg DeVault that the Merger constitutes a tax free “reorganization” for purposes of Section 368 of the Code;

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no person (other than a holder of shares of Klein common stock) will have asserted that such person (1) is the owner of, or has the right to acquire or to obtain ownership of, any capital stock of or any other voting, equity or ownership interest in, either of Klein or KleinBank or (2) is entitled to any of the merger consideration;

•	shareholders of Klein shall have executed lock-up agreements in the form provided and delivered to Old National;

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Old National must have received certificates from Klein signed by its Chief Executive Officer and its Chief Financial Officer, dated as of the effective time, certifying that (1) the representations and warrants of Klein are true, accurate and correct in all respects on and as of the effective time, subject to the terms of the Merger Agreement; (2) all the covenants of Klein have been compiled with in all material respects from the date of the Merger Agreement through and as of the effective time; and (3) Klein has satisfied and fully complied with all conditions necessary to make the Merger Agreement effective as to it;

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Old National must have received a certificate from Klein signed by its Secretary that (1) contains copies of the text of the resolutions by which corporate action on the part of Klein necessary to approve the Merger Agreement and transactions contemplated thereby were taken, and (2) contains a certification from the Secretary that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded;

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as of the end of the month prior to the effective time, the Klein Consolidated Shareholders’ Equity (as adjusted under the Merger Agreement) shall be at least equal to the Minimum Shareholders’ Equity; and

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holders of record of no more than 10% of the total issued and outstanding shares of Klein common stock shall have perfected, or continue to have a right to exercise dissenters rights under the MBCA with respect to their shares of Klein common stock by virtue of the Merger.

The obligation of Klein to consummate the Merger also is subject to the fulfillment of other conditions, including:

•	Old National must have performed, in all material respects, all of its agreements as required by the Merger Agreement at or prior to the effective time of the Merger;

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Klein must have received from Old National at the closing of the Merger all the items, documents, and other closing deliveries of Old National, in form and content reasonably satisfactory to Klein, required by the Merger Agreement;

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Klein must have received a certificate from Old National signed by its Chief Financial Officer, dated as of the effective time, certifying that (1) the representations and warrants of Old National are true, accurate and correct in all respects on and as of the effective time, subject to the terms of the Merger Agreement; (2) all the agreements of Old National have been complied with in all material respects from the date of the Merger Agreement through and as of the effective time and (3) Old National has satisfied and fully complied with all conditions necessary to make the Merger Agreement effective as to it;

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Klein must have received a certificate from Old National signed by its Secretary that (1) contains copies of the text of the resolutions by which corporate action on the part of Old National necessary to approve the Merger Agreement and transactions contemplated thereby were taken, and (2) contains a certification from the Secretary that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded; and

•	Klein must have received an opinion from Krieg DeVault that the Merger constitutes a “reorganization” for purposes of Section 368 of the Code, as amended.

Expenses

Except as otherwise provided in the Merger Agreement, Klein and Old National will be responsible for their respective expenses incidental to the Merger.

Employee Benefit Matters

The Merger Agreement requires Old National to make available to the former employees of Klein no longer covered by a Klein plan substantially the same employee benefits on substantially the same terms and conditions as Old National offers to similarly situated officers and employees. Klein and KleinBank employees will receive full credit, after the Merger, for all prior service with Klein, Klein subsidiaries or their predecessors for purposes of any applicable eligibility and vesting service requirements under any of Old National’s employee benefit plans. Klein and KleinBank employees who become employees of Old National or any of its subsidiaries will become eligible to participate in Old National’s employee benefit plans as soon as reasonably practicable after the effective time of the Merger, or if later, as of the termination of the corresponding Klein benefit plan.

Unless Old National directs Klein otherwise, the Klein board of directors will adopt resolutions, effective immediately prior to the Effective Date, permanently discontinuing contributions to and terminating the Klein Financial, Inc. Retirement Savings Plan (the “Klein 401(k)”). Except for the Deferred Compensation Arrangements described below, at the request of Old National, Klein will terminate any other plans as of the effective time of the Merger in accordance with their terms and subject to applicable laws.

Klein will freeze all deferral amounts and elections for all participants in the Deferred Compensation Arrangements, which include the Klein Financial, Inc. Deferred Compensation Plan, as amended, and the deferred salary and deferred bonus agreements between Klein and certain employees. No additional deferrals will be allowed under the terms of these arrangements. Old National will assume all of Klein’s obligations under the terms of these arrangements and maintain these arrangements until terminated with the consent of each of the participants.

To the extent that Old National terminates any Klein employee without cause at or within six months of the effective time of the Merger, and such employee is not otherwise entitled to severance benefits under a separate contractual obligation with Klein or KleinBank, Old National will offer the employee severance benefits under the Old National Bancorp Severance Pay Plan.

Old National and Klein have established an employee retention bonus program and will allocate cash awards to retain certain Klein employees through the closing date of the Merger, or through a date following the closing date of the Merger established by Old National. As of the effective time of the Merger, Old National will assume Klein and its subsidiaries’ change in control and other employment agreements with their employees.

Klein will pay any amounts accrued as of the closing date but not yet paid under any employee incentive compensation and bonus plan.

Termination

Subject to conditions and circumstances described in the Merger Agreement, either Old National or Klein may terminate the Merger Agreement if, among other things, any of the following occur:

•	Klein shareholders do not approve the Merger Agreement at the Klein special meeting;

•	any governmental authority permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, and such order shall have become final and non-appealable;

•	the Merger has not been consummated by March 31, 2019 (provided the terminating party is not then in willful breach of the Merger Agreement); or

•	the respective boards of directors of Old National and Klein mutually agree to terminate the Merger Agreement.

Additionally, Old National may terminate the Merger Agreement at any time prior to the effective time of the Merger if any of the following occur:

•	any event shall have occurred which is not capable of being cured prior to March 31, 2019 and would result in a condition to the Merger not being satisfied;

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Klein breaches any of its representations, warranties or agreements contained in the Merger Agreement which breach or failure to perform would give rise to the failure of a condition to the Merger, and such condition is not capable of being cured by March 31, 2019, or has not been cured by Klein within 30 days after Klein’s receipt of written notice of such breach from Old National;

•	there has been a Material Adverse Effect on Klein on a consolidated basis as of the effective time, as compared to that in existence as of June 20, 2018;

•	Old National elects to exercise its right of termination pursuant to the Merger Agreement regarding certain environmental matters (see the section entitled “Environmental Inspections”);

•	Klein’s board of directors shall fail to include its recommendation to approve the Merger in the proxy statement and prospectus related to Klein’s special meeting;

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Klein’s board of directors, after receiving an acquisition proposal from a third party, has withdrawn, modified or changed its approval or recommendation of the Merger Agreement and approved or recommended an acquisition proposal with a third party;

•	Klein shall have entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle or letter of intent with respect to an acquisition proposal;

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if the Klein board of directors fails to publicly reaffirm its recommendation of the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement within five business days of a written request by Old National to provide such reaffirmation; or

•	a quorum could not be convened at the meeting of the shareholders of Klein or at a reconvened meeting held at any time prior to or on March 31, 2019.

Klein may terminate the Merger Agreement at any time prior to the effective time of the Merger if any of the following occur:

•	any event shall have occurred which is not capable of being cured prior to March 31, 2019 and would result in a condition to the Merger not being satisfied;

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Old National breaches or fails to perform any of its representations, warranties or agreement contained in the Merger Agreement which breach or failure to perform would give rise to the failure of a condition to the Merger, and such condition is not capable of being cured by March 31, 2019, or has not been cured by Old National within 30 days after Old National’s receipt of written notice of such breach from Klein or if any of the conditions to close become impossible to satisfy;

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if, prior to Klein’s special shareholder meeting, (1) Klein has received a superior proposal, and in accordance with the Merger Agreement, has provided Old National with written notice of its intent to enter into an acquisition agreement with respect to the superior proposal, (2) five business days have elapsed following Klein’s delivery of notice to Old National, (3) during the five business-day period, Klein has fully complied with the terms of the Merger Agreement in providing certain information to Old National so that it may enable Old National to negotiate a modification of the Merger Agreement, (4) at the end of the five business-day period, the Klein board of directors continues reasonably to believe that the acquisition proposal constitutes a superior proposal, (5) Klein pays to Old National a $17,078,724 termination fee, and (6) Klein will have entered into an agreement to effect the superior proposal or the Klein board of directors will have resolved to do so; or

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the Old National Market Value on the Calculation Date is less than $15.75 per share, and within five days commencing on the Calculation Date, Klein has notified Old National of its intention to terminate the Agreement effective on the tenth day following the Calculation Date, and Old National has not increased the Exchange Ratio and Old National has not exercised its option to increase the Exchange Ratio under the terms of the Merger Agreement.

Under certain circumstances described in the Merger Agreement, a $17,078,724 termination fee may be payable by Klein to Old National if the Merger Agreement is terminated and the Merger is not consummated. See “The Merger Agreement — Termination Fee.”

Termination Fee

Old National shall pay Klein an amount in cash equal to $2,000,000 if either party terminates the Merger Agreement because the closing has not occurred by March 31, 2019, as a result of the failure to obtain any of the bank regulatory approvals and such failure is a result of a regulatory issues directly and solely related to Old National.

Klein shall pay Old National a $17,078,724 termination fee if the Merger Agreement is terminated for any of the following reasons:

•	if Old National terminates the Merger Agreement because Klein’s board of directors fails to include its recommendation to approve the Merger in the proxy statement and prospectus delivered to shareholders or has withdrawn, modified or changed its approval or recommendation of the Merger Agreement or approves or publicly recommends an acquisition proposal with a third party, or Klein has entered into or publicly announced an intention to enter into another acquisition proposal;

•

if the Klein board of directors fails to publicly reaffirm its recommendation of the Merger Agreement, the Merger or the other transactions contemplated in the Merger Agreement within five business days of a written request by Old National to provide such reaffirmation;

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if either party terminates the Merger Agreement because it is not approved by the requisite vote of the shareholders of Klein at the meeting called for such purpose or by Old National because a quorum could not be convened at Klein’s shareholder meeting called to approve the Merger and, prior to the date that is 12 months after such termination, Klein or any Klein subsidiary enters into any acquisition agreement with a third party or an acquisition proposal is consummated;

•

if either party terminates the Merger Agreement because the consummation of the Merger has not occurred by March 31, 2019 and (A) prior to the date of such termination an acquisition proposal was made by a third party and (B) prior to the date that is 12 months after such termination, Klein or any Klein subsidiary enters into any acquisition agreement or any acquisition proposal is consummated; or

•	if Klein terminates the Merger Agreement because on the Calculation Date the Old National Market Value is less than $15.75.

Management and Operations After the Merger

Old National’s officers and directors serving at the effective time of the Merger shall continue to serve as Old National’s officers and directors until such time as their successors have been duly elected and qualified or until their earlier resignation, death, or removal from office. Old National’s articles of incorporation and by-laws in existence as of the effective time of the Merger shall remain Old National’s articles of incorporation and by-laws following the effective time, until such articles of incorporation and by-laws are further amended as provided by applicable law.

Environmental Inspections

Old National has the right to terminate the Merger Agreement if the dollar amount of all remedial or other corrective actions and measures required by the applicable lease or applicable environmental laws and regulations to be taken with respect to Klein’s owned or leased real property or any adjoining properties is estimated to exceed, in the aggregate, $3,000,000.

Effective Time of Merger

Unless otherwise mutually agreed to by the parties, the effective time of the Merger is expected to occur at 12:01 a.m. on the first calendar day of the month following the date in which the closing of the Merger occurs. The parties currently expect to complete the Merger in the fourth quarter of 2018. The closing date will occur on the last business day of the month following fulfillment of all conditions precedent to the Merger and the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger. However, if the closing date were to occur on the last business day of November, then it will be postponed until the last business day of December. The closing date will not occur prior to September  30, 2018.

Regulatory Approvals for the Merger

Under the terms of the Merger Agreement, the Merger cannot be completed until Old National receives necessary regulatory approvals, which include the approval of the Minnesota Department of Commerce, the approval of the OCC and the approval or waiver of the Federal Reserve Board. Old National has filed an application with these regulators for approval. Old National cannot be certain when such approval will be obtained or if they will be obtained. The Minnesota Department of Commerce only requires a notification filing, which has been provided by Old National.

Voting Agreements

In connection with the execution of the Merger Agreement, Daniel Klein, Alan Klein and James Klein executed voting agreements pursuant to which they agreed to vote their shares and shares held by trusts (subject to their fiduciary duties and the applicable trust agreement), under which they are individually beneficial owners in favor of the Merger Agreement. As of the record date, these shareholders beneficially owned 1,642,500 shares of Klein voting common stock, or approximately 58.2% of the outstanding shares of Klein voting common stock. Accordingly, Klein expects that the Merger Agreement will be approved at the special meeting.

Lock-Up Agreements

In connection with the execution of the Merger Agreement, Daniel Klein, Alan Klein and James Klein executed and certain other holders of Klein common stock will execute lock-up agreements prior to the closing, covering in the aggregate approximately 18,200,000 shares of Old National common stock, assuming no adjustments to the Merger Consideration, or approximately 80% of the Old National common stock issued in the Merger. Such shareholders agreed not to sell or enter into any transactions to dispose of their shares of Old National common stock received in the Merger, or publicly disclose an intention to effect any such transaction, for a period of 60 to 90 days after the effective time of the Merger, which may be waived by Old National’s prior written consent. As to the certain other shareholders who will execute lock-up agreements prior to the closing, such restrictions will apply only to 60% of each of these shareholders’ shares of Old National common stock received in the Merger.

Accounting Treatment of the Merger

Old National will account for the Merger under the “acquisition method of accounting” in accordance with U.S. generally accepted accounting principles. Using the acquisition method of accounting, the assets (including identified intangible assets) and liabilities of Klein will be recorded by Old National at their respective fair values at the time of the completion of the Merger. The excess of Old National’s purchase price over the net fair value of the tangible and identified intangible assets acquired less liabilities assumed, will be recorded as goodwill.

Nasdaq Global Select Market Listing

Old National common stock currently is listed on the Nasdaq Global Select Market under the symbol “ONB.” The shares to be issued to the Klein shareholders in the Merger will be eligible for trading on the Nasdaq Global Select Market.

Dissenters’ Rights

Dissenters’ rights are statutory rights that, if available under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. The shareholders of Klein have dissenters’ rights under Section 302A.471 of the MBCA.

DISSENTERS’ RIGHTS OF KLEIN SHAREHOLDERS

Section 302A.471 of the MBCA entitles any Klein shareholder who does not vote in favor of the proposal to approve the Merger Agreement to file a notice of intent to demand the “fair value” of his, her or its Klein shares. Any Klein shareholder contemplating an attempt to assert and exercise dissenters’ rights in connection with the Merger should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA (copies of which are provided in Annex C), particularly the specific procedural steps required to perfect such rights. DISSENTERS’ RIGHTS ARE LOST IF THE PROCEDURAL REQUIREMENTS OF SECTION 302A.473 OF THE MBCA ARE NOT FULLY SATISFIED.

Set forth below (to be read in conjunction with the full text of Section 302A.473 of the MBCA appearing in Annex C) is a brief description of the procedures relating to the exercise of dissenters’ rights applicable to the Merger. The following description does not purport to be a complete statement of the provisions of Section 302A.473 of the MBCA and is qualified in its entirety by reference thereto.

Under Section 302A.471, Subd. 3(b) of the MBCA, only persons who are either: (1) a Klein shareholder of record as of the record date or (2) a beneficial owner of Klein shares as of the record date are entitled to exercise dissenters’ rights.

Under Section 302A.473, Subd. 3 of the MBCA, a Klein shareholder who wishes to exercise dissenters’ rights, which we refer to as a dissenter, must file a written notice of intent to demand the “fair value” of the Klein shares owned by the dissenter, which we refer to as a fair value notice, with Klein (at Klein Financial, Inc., 1550 Audubon Road, Suite 200, Chaska, Minnesota 55318, Attn: Doug Hile) before the shareholder vote on the proposal to approve the Merger Agreement. Under Section 302A.471, Subd. 2 of the MBCA, beneficial owners of Klein shares who desire to exercise statutory dissenters’ rights must obtain a signed, written consent of the holder of record of the shares held on behalf of such beneficial owner that memorializes the holder of record’s assent to the beneficial owner’s exercise of dissenters’ rights, which we refer to as a record holder consent. The beneficial owner must submit the record holder consent to Klein in addition to his, her or its fair value notice, in each case prior to the shareholder vote on the Merger.

IN ADDITION, THE KLEIN SHAREHOLDER MUST NOT VOTE HIS, HER OR ITS SHARES IN FAVOR OF THE PROPOSAL TO APPROVE THE MERGER AGREEMENT. A VOTE AGAINST THE MERGER DOES NOT IN ITSELF CONSTITUTE A FAIR VALUE NOTICE AND A FAILURE TO VOTE DOES NOT AFFECT THE VALIDITY OF A TIMELY FAIR VALUE NOTICE. HOWEVER, THE SUBMISSION OF A PROPERLY SIGNED, BLANK PROXY WILL CONSTITUTE A VOTE IN FAVOR OF APPROVING THE MERGER AGREEMENT AND A WAIVER OF STATUTORY DISSENTERS’ RIGHTS.

If the proposal to approve the Merger Agreement is approved by Klein shareholders, then Klein must, pursuant to Section 302A.473, Subd. 4 of the MBCA, send a procedural notice to each dissenter who did not vote in favor of the proposal to approve the Merger Agreement and who timely submitted his, her or its fair value notice (and, if applicable, record holder consent), which we refer to as the procedural notice. Pursuant to Section 302A.473, Subd. 4 of the MBCA, the procedural notice must contain certain required information, including, without limitation, the address to which a dissenter must send a demand for payment in order to obtain payment for such shares and the date by which they must be received. In order to receive the fair value of his, her or its Klein shares under Section 302A.473 of the MBCA, a dissenter must demand payment within 30 days after Klein sends its procedural notice to dissenters. Under Minnesota law, notice by mail is given by a corporation when deposited in the United States mail with sufficient postage affixed.

A KLEIN SHAREHOLDER WHO FAILS TO MAKE A DEMAND FOR PAYMENT AS REQUIRED BY SECTION 302A.473, SUBD. 4, OF THE MBCA LOSES THE RIGHT TO RECEIVE THE FAIR VALUE OF HIS, HER OR ITS KLEIN SHARES UNDER SUCH SECTION

NOTWITHSTANDING THE TIMELY FILING OF NOTICE OF INTENT TO DEMAND PAYMENT UNDER SECTION 302A.473, SUBD. 3. OF THE MBCA PRIOR TO THE SHAREHOLDER VOTE ON THE MERGER.

Except as provided below, if a demand for payment is duly made by a dissenter with Klein as required by the procedural notice, then after Klein’s receipt of such demand or the Effective Date of the Merger, whichever is later, Klein must pay the dissenter an amount which Klein estimates to be the fair value of the dissenter’s Klein shares, with interest, if any. For the purpose of a dissenter’s appraisal rights under Sections 302A.471 and 302A.473 of the MBCA, “fair value” means the value of the Klein shares immediately before the Effective Date of such Merger. IT IS POSSIBLE THAT THE FAIR VALUE OF KLEIN SHARES AS DETERMINED PURSUANT TO DISSENTERS’ RIGHTS PROCEDURES MAY BE DETERMINED TO BE LESS THAN THE VALUE OF THE MERGER CONSIDERATION. Additionally, “interest” means interest commencing five days after the Effective Date of such Merger until the date of payment, calculated at the rate provided in Minnesota Statutes Section 549.09, Subd. 1, Paragraph (c), clause (1), which is currently 2.3%. If a dissenter believes the payment received from Klein is less than the fair value of the Klein shares, with interest, if any, such dissenter must give written notice to Klein of his, her or its own estimate of the fair value of the Klein shares, with interest, if any, within 30 days after the date Klein remits its estimate of fair value to such dissenter by mail, which we refer to as the counter demand. The dissenter’s counter demand must demand payment of the difference between his, her or its estimate and the amount remitted by Klein. If such dissenter fails to give written notice of such estimate to Klein, or fails to demand payment of the difference, within the 30-day time period, such dissenter is entitled only to the amount remitted by Klein.

Klein may withhold the remittance described in the preceding paragraph with respect to a dissenter demanding payment who was not the holder of record of Klein shares as of June 21, 2018 — the date of the first public announcement of the Merger — or who is asserting dissenters’ rights on behalf of a person who was not a beneficial owner of Klein shares on such date.

If Klein and a dissenter (including both dissenters who held Klein shares on or prior to June 21, 2018, which was the date the Merger was first publicly announced, and dissenters who purchased Klein shares after such date who have complied with their respective demand requirements) do not settle the dissenter’s demand within 60 days after Klein receives the dissenter’s estimate of the fair value of his, her or its Klein shares, then Klein must file a petition in a court of competent jurisdiction in the county in which the registered office of Klein is located, requesting that the court determine the statutory fair value of stock with interest, if any. All dissenters whose demands are not settled within the applicable 60-day settlement period must be made parties to this proceeding.

The court will then determine whether each dissenter in question has fully complied with the provisions of Section 302A.473 of the MBCA, and for all dissenters who have fully complied and not forfeited statutory dissenters’ rights, will determine the fair value of the Klein shares, taking into account any and all factors the court finds relevant (including, without limitation, the recommendation of any appraisers which may have been appointed by the court), computed by any method that the court, in its discretion, sees fit to use, whether or not used by Klein or a dissenter. The fair value of the Klein shares as determined by the court will be binding on all dissenters. However, under the statute, dissenters will not be liable to Klein for the amount, if any, by which payments previously remitted to the dissenters exceed the fair value of such Klein shares determined by a court, with interest. The costs and expenses of such a court proceeding will be assessed against Klein, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment is found to be arbitrary, vexatious or not in good faith.

Under Section 302A.471, Subd. 2 of the MBCA, a Klein shareholder may not assert dissenters’ rights with respect to less than all of the shares of stock registered in such shareholder’s name, unless the shareholder dissents with respect to all shares beneficially owned by another person and discloses the name and address of such other person.

Under Section 302A.471, Subd. 4 of the MBCA, a Klein shareholder has no right at law or in equity to have the Merger Agreement set aside or rescinded, except if approval or consummation of such Merger Agreement is fraudulent with respect to such shareholder or Klein.

In view of the complexity of Section 302A.471 and Section 302A.473 of the MBCA, Klein shareholders who may wish to pursue dissenters’ rights should consult their legal and financial advisors.

INTERESTS OF CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF KLEIN IN THE MERGER

When considering the recommendation of the Klein board of directors, you should be aware that some of the directors and executive officers of Klein have interests that are different from, or in potential conflict with, your interests. The Klein board of directors was aware of these interests when it approved the Merger Agreement. Except as described below, to the knowledge of Klein, the directors and executive officers of Klein do not have any material interest in the Merger apart from their interests as shareholders of Klein.

Klein Deferred Compensation Arrangements

Klein will freeze all deferral amounts and elections for all participants in the Deferred Compensation Arrangements, which include the Klein Financial, Inc. Deferred Compensation Plan, as amended, and the deferred salary and deferred bonus agreements between Klein and each of the following executive officers: Daniel G. Klein, Alan C. Klein, James C. Klein, NanciAnn S. Olson, Ronald W. Seib and Kevin J. Valois. No additional deferrals will be allowed under the terms of these arrangements. Old National will assume all of Klein’s obligations under the terms of the Deferred Compensation Arrangements and maintain the arrangements unless otherwise terminated with the consent of each of the participants.

Employee Agreements and Incentives

Old National will assume the existing change of control and other employment agreements between Klein and its subsidiaries and their respective employees, including agreements with the following executive officers: Mr. Hile, Mr. Seib, Jr., Mr. Valois, and Ms. Olson. Payments under the change in control agreements are subject to a double trigger, which requires both a change in control and a qualifying termination of employment, including a termination of employment without cause or a resignation for good reason. While a change in control will occur as a result of the Merger, it is not currently known if and when a qualifying termination might occur.

As provided in the Merger Agreement, Old National and Matthew C. Klein will use commercially reasonable effects to enter into an employment agreement prior to the closing. Old National will assume Mr. Klein’s existing employment agreement with KleinBank until all obligations thereunder have been paid to Mr. Klein and his employment agreement with Old National becomes effective. When his employment agreement with Old National becomes effective, his agreement with KleinBank will be cancelled.

Klein will pay amounts accrued but unpaid as of the closing date prorated pursuant to the terms of existing employee incentive compensation and bonus plans, including the following payments to executive officers assuming a closing date of September 30, 2018: Mr. Hile $141,000, Mr. Klein $72,188, Mr. Seib $77,438, Mr. Valois $63,000 and Ms. Olson $34,446, which reflect each officer’s target bonus amounts and may be subject to adjustment based on actual performance. In addition, under the terms of Klein’s Long Term Incentive Plan (“LTIP”) the proposed transaction will accelerate the vesting and payment of LTIP awards. As a result of this accelerated vesting, the LTIP amounts payable to each executive officer are estimated to increase by $116,267 for Mr. Hile; $50,000 for Mr. Klein; $58,333 for Mr. Seib; $47,000 for Mr. Valois; and $18,400 for Ms. Olson, subject to adjustment based on actual performance.

Mr. Hile also has a Supplemental Executive Retirement Plan (“SERP”) with Klein, the obligations under which will be assumed by Old National. Payments under the SERP are subject to a double trigger, which requires both a change in control followed by a voluntary or involuntary separation from service prior to Mr. Hile’s retirement in 2021. While a change in control will occur as a result of the Merger, it is not currently known if and when a separation from service might occur prior to 2021.

Most of the executive management team of Klein is comprised of individuals who are not Klein family members or shareholders and as a result, will not directly not participate in the shareholder value realized from the closing of the Merger. In recognition of their contribution to the creation of this shareholder value, the Executive Committee authorized transaction bonuses to be awarded to certain non-shareholder executive officers of Klein and payable upon closing of the Merger. In addition, Mr. Hile’s transaction bonus recognizes his contributions in leading the sale process and includes a variable component equal to 2% of the amount by which the Merger Consideration exceeds $350 million. The variable component was calculated assuming Merger Consideration valued at $427.0 million, based on the $19.05 closing price of Old National common stock on the day before execution of the Merger Agreement. The transaction bonuses payable to each executive officer are $3,540,000 to Mr. Hile, of which $1,540,000 is the variable component; $750,000 to Mr. Seib; $500,000 to Mr. Valois; and $200,000 to Ms. Olson.

Potential for Future Arrangements

It is possible that continuing executive officers of Klein will enter into new compensation arrangements with Old National or its affiliates. Such arrangements may include agreements regarding future terms of employment and the right to receive equity or equity-based awards. Any such arrangements are currently expected to be entered into after the completion of the Merger. There can be no assurance that the applicable parties will reach an agreement, and the Merger is not conditioned upon any executive officer or director of Klein entering into any such agreement, arrangement or understanding.

Indemnification and Insurance of Directors and Officers

Old National has agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the effective time of the Merger existing in favor of current or former directors and officers of Klein and KleinBank as provided in the articles of incorporation or by-laws of Klein and any existing indemnification agreements or arrangements disclosed to Old National shall survive the Merger and shall continue in full force and effect in accordance with their terms to the extent permitted by law, and shall not be amended, repealed or otherwise modified for a period of six years after the effective time of the Merger in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring or alleged to occur at or prior to the effective time of the Merger.

In addition, Old National has agreed to cause Klein’s and KleinBank’s directors and officers to be covered for a period of six years after the effective time of the Merger by Klein’s existing directors’ and officers’ liability insurance policy (or a substitute policy obtained by Old National having the same coverages and amounts and terms and conditions that are not less advantageous to such directors and officers) with respect to acts or omissions occurring before the effective time of the Merger; provided that Old National shall not be required to spend an amount per year that is more than 200% of the annual premium paid by Klein for such insurance as of the effective time of the Merger. If the cost of insurance exceeds such limit, Old National will use its reasonable efforts to obtain as much comparable coverage as possible.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS

Under the Merger Agreement, Klein shareholders will exchange their shares of Klein common stock for shares of Old National common stock. Klein is organized under the laws of the State of Minnesota, and the rights of Klein shareholders are governed by the applicable laws of the State of Minnesota, including the MBCA, and the Klein Second Amended and Restated Articles of Incorporation, as amended (the “Klein Articles”) and Amended and Restated By-Laws (the “Klein By-Laws”). Old National is organized under the laws of the State of Indiana, and the rights of Old National’s shareholders are governed by the applicable laws of the State of Indiana, including the Indiana Business Corporation Law (the “IBCL”), and Old National’s Fourth Amended and Restated Articles of Incorporation (the “Old National Articles”) and Amended and Restated By-Laws (the “Old National By-Laws”). In addition, as Old National common stock is listed on the Nasdaq Global Select Market, Old National’s corporate governance is subject to compliance with the Nasdaq Corporate Governance Rules. Upon consummation of the Merger, the Klein shareholders will become Old National shareholders, and the Old National Articles, the Old National By-Laws, the IBCL and the rules and regulations applying to public companies will govern their rights as Old National shareholders.

The following discussion is a summary of the material differences between the current rights of Old National shareholders and the current rights of Klein shareholders, but does not purport to be a complete description of those differences. These differences may be determined in full by reference to the IBCL, the MBCA, the Old National Articles, the Klein Articles, the Old National By-Laws, the Klein By-Laws and such other governing documents referenced in this summary of shareholder rights. Old National has filed with the SEC and/or made available on its corporate website its respective governing documents referenced in this summary of shareholder rights and will send copies of these documents to you, without charge, upon your request. See “Where You Can Find More Information” beginning on page 81.

Old National	Klein
Authorized Capital Stock

Old National currently is authorized to issue up to 300,000,000 shares of common stock, without par value, of which approximately 152,351,000 shares were outstanding as of June 30, 2018. Old National is also authorized to issue up to 2,000,000 shares of preferred stock, without par value. As of the date of this proxy statement and prospectus, there are no shares of preferred stock outstanding.	Klein currently is authorized to issue up to 12,000,000 common shares, consisting of 10,000,000 shares of voting common stock, without par value and 2,000,000 shares of nonvoting common stock, without par value. As of August 21, 2018, 2,875,206 shares of common stock are issued and outstanding, of which 2,822,000 are shares of voting common stock.

Issuance of Additional Shares

Old National’s board of directors may authorize the issuance of additional shares of common stock up to the amounts authorized in the Old National Articles, without shareholder approval, subject only to the restrictions of the IBCL, the Old National Articles and the Nasdaq Global Select Market. Old National’s board of directors may also authorize the issuance of preferred stock up to the amounts authorized in the Old National Articles, without shareholder approval, possessing voting and conversion rights that could adversely affect the voting power of Old National’s common shareholders, subject to any restrictions imposed on the issuance of such shares by the IBCL, the Old National	Klein’s board of directors may authorize the issuance of additional shares of common stock up to the amounts authorized in the Klein Articles, without shareholder approval, subject only to the restrictions of the MBCA, and the Klein Articles. Under the Klein Articles, the board of directors has the power to, without shareholder approval, issue voting or non-voting common shares to holders of either voting or non-voting common shares to effectuate share dividends, splits or conversion of its outstanding shares; grant rights and options in respect to shares, make allotments of shares; and accept or reject subscriptions for shares and establish by resolution

Articles and the Nasdaq Global Select Market. Any preferred shares issued may also rank senior to Old National’s common stock as to rights upon liquidation, winding-up or dissolution.	additional or different series of shares and may fix the rights and preferences of said shares in any series.

Number, Classification and Qualifications of Directors

The Old National By-Laws provide that the board of directors shall be comprised of 15 members. All directors of Old National are elected for terms expiring at the next annual meeting of the shareholders and until their respective successors have been duly elected and qualified or such director’s earlier resignation, death or removal. Any vacancy occurring on the board of directors, whether resulting from an increase in the number of directors or otherwise, may be filled by the affirmative vote of not less than a majority of the remaining directors then in office, even though such directors remaining in office may constitute less than a quorum of the board of directors.

The Old National Articles provide that directors need not be shareholders of Old National. The Old National By-Laws provide that a director shall not qualify to serve as such effective as of the end of the term during which he or she becomes 75 years of age. The Old National By-Laws further provide that the board of directors may establish other qualifications for directors in its Corporate Governance Guidelines in effect from time to time.

The Klein By-Laws provide that the board of directors shall consist of at least three and not more than 20 directors. The board of directors shall fix the number of directors. Directors hold office until the next regular meeting of shareholders and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation, retirement, disqualification or removal. Any vacancy occurring on the board due to death, resignation, retirement, disqualification or removal of an existing director or a vacancy due to an increase in the size of the board may be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum. The Klein By-Laws provide that directors need not be residents of Minnesota or shareholders of Klein.

Election of Directors

Old National’s directors are elected by a plurality of the votes cast by the shares entitled to vote at a meeting at which a quorum is present. Old National’s board of directors has adopted a corporate governance policy regarding director elections that is contained in Old National’s Corporate Governance Guidelines. The policy provides that in any uncontested election, any nominee for director who receives a greater number of votes “withheld” for his or her election than votes “for” such election will tender his or her resignation as a director promptly following the certification of the shareholder vote. Old National’s Corporate Governance and Nominating Committee of its board of directors, without participation by any director so tendering his or her resignation, will consider the resignation offer and recommend to the board of directors whether to accept it. The board of directors, without participation by any director so tendering his or her resignation, will act on	Klein’s directors are elected by a majority of the shares present, whether in person or by proxy, and entitled to vote in the election at a meeting at which a quorum is present.

the Corporate Governance and Nominating Committee’s recommendation no later than 90 days following the date of the annual meeting of shareholders at which the election occurred. If the board of directors decides to accept the director’s resignation, the Corporate Governance and Nominating Committee will recommend to the board of directors whether to fill the resulting vacancy or to reduce the size of the board. Old National will promptly disclose the decision of its board of directors and the reasons for the decision in a broadly disseminated press release that will also be filed with the SEC on a Form 8-K.

Removal of Directors

Under the IBCL, directors may be removed in any manner provided in the corporation’s articles of incorporation. In addition, the shareholders or directors may remove one or more directors with or without cause, unless the articles of incorporation provide otherwise. The Old National By-Laws provide that any director or the entire board of directors (exclusive of directors who may be elected by the holders of one or more series of preferred stock) may be removed, with or without cause, only by (1) the affirmative vote of the holders of not less than two-thirds (2/3) of the outstanding shares of Old National common stock at a meeting of shareholders called expressly for the purpose of removing one or more directors, or (2) the affirmative vote of not less than two-thirds (2/3) of the actual number of directors elected and qualified and then in office.	Pursuant to the MBCA and Klein’s By-Laws, any one or all of the directors may be removed at any time, with or without cause, by the affirmative vote of a majority of shares entitled to vote at an election of directors; provided that, according to the MBCA, if a director has been elected solely by one class of shares, then that director may only be removed by the affirmative vote of a majority of such class.

Transactions Involving Directors

The Old National Articles allow directors to have an interest in a contract or transaction with Old National, if the interest is disclosed to or known by the board of directors, and the board authorizes, approves or ratifies the contract or transaction by a majority vote of those present, with the interested director to be counted in determining the existence of a quorum, but not in calculating a majority to approve the transaction. In addition, the IBCL allows a director to have a direct or indirect interest in a transaction with Old National if any of the following circumstances have been established: (1) the transaction was fair to Old National; (2) the material facts of the transaction and the director’s interest were disclosed or known to the board of directors or a committee of the board and the board of directors or committee authorized, approved or ratified	Pursuant to the MBCA, a contract or transaction between Klein and one or more of its directors, or between Klein and an organization in or of which one or more of the Klein’s directors are directors, officers, or legal representatives or have a material financial interest, is not void or voidable solely by reason of the conflict, provided that (1) the contract or transaction was, and the person asserting the validity of the contract or transaction sustains the burden of establishing that the contract or transaction was, fair and reasonable to Klein at the time it was authorized, approved, or ratified; (2) the material facts as to the contract or transaction and the director’s interests are fully disclosed or known to the holders of all of Klein’s outstanding shares, whether or not entitled to vote, and the contract or transaction

the transaction; or (3) the material facts of the transaction and the director’s interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction. A transaction is authorized, approved or ratified under clause (2) above if it received the affirmative vote of the majority of the directors on the board or the committee who had no interest in the transaction, but a transaction may not be authorized, approved or ratified by a single director. For purposes of the shareholder vote to authorize, approve or ratify a transaction under clause (3) above, shares owned by or voted under the control of the interested director may be counted in the vote.	is approved, in good faith, by two-thirds of the Klein’s disinterested shareholders entitled to vote (or by the unanimous affirmative vote of the holders of all of Klein’s outstanding shares, whether or not entitled to vote); (3) the material facts as to the contract or transaction and the director’s interests are fully disclosed or known to the Klein board of directors and (4) a majority of disinterested directors, in good faith, authorizes, approves, or ratifies the contract or transaction.

Director Liability

Pursuant to the IBCL, an Old National director will not be liable to Old National shareholders for any action or failure to act in his or her capacity as director, unless the director has breached or failed to perform his or her duties as a director in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation, and the breach or failure to perform these duties constitutes willful misconduct or recklessness.	Pursuant to the MBCA and the Klein Articles, a director will not be personally liable to Klein or its shareholders for monetary damages for breach of fiduciary duty. Pursuant to the MBCA, personal liability is limited, except for (1) any breach of the director’s duty of loyalty to the corporation or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 302A.559 of the MBCA, which relates to illegal distributions or Section 80A.76 of the Minnesota statutes, which relates to violations of Minnesota securities laws, (4) any transaction from which the director derives an improper personal benefit, or (5) for any act or omission occurring prior to the effective date of the personal liability of directors provision of the Klein Articles. The Klein Articles provides that no amendment to or repeal of the personal liability of directors provision of the Klein Articles shall apply to or have any effect on the liability or alleged liability of any director of Klein for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Indemnification of Directors, Officers and Employees

Under the IBCL, an Indiana corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if (1) the individual’s conduct was in good faith, (2) the individual reasonably believed, in the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in the best interests of the corporation, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and (3) in the case of	Pursuant to the Klein By-Laws, the corporation shall indemnify a person made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of Klein or is or was serving at the request of Klein as a director, officer, employee, trustee or agent of another company, partnership, joint venture, trust or other enterprise against expenses (including attorneys’

any criminal proceeding, the individual either had reasonable cause to believe that the individual’s conduct was lawful, or the individual had no reasonable cause to believe that the individual’s conduct was unlawful.

Unless limited by its articles of incorporation, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in defense of the proceeding. In addition, unless limited by its articles of incorporation, an officer of a corporation, whether or not a director, is entitled to mandatory indemnification to the same extent as a director, and a corporation may also indemnify and advance expenses to an officer, employee or agent to the same extent as to a director.

The Old National Articles and Old National By-Laws provide that every person who is or was a director, officer or employee of Old National or any other corporation for which he is or she is or was serving in any capacity at the request of Old National shall be indemnified by Old National against any and all liability and expense that may be incurred by him or her in connection with, resulting from, or arising out of any claim, action, suit or proceeding, provided that the person is wholly successful with respect to the claim, action, suit or proceeding, or acted in good faith in what he reasonably believed to be in or not opposed to the best interests of Old National or any other corporation for which he or she is or was serving in any capacity at the request of Old National. Old National will also indemnify each director, officer and employee acting in such capacity in connection with criminal proceedings provided the director, officer or employee had no reasonable cause to believe that his or her conduct was unlawful. The indemnification by Old National extends to attorney fees, disbursements, judgments, fines, penalties or settlements. Old National may also advance expenses or undertake the defense of a director, officer or employee upon receipt of an undertaking by such person to repay such expenses if it should ultimately be determined that he or she is not entitled to indemnification.

In order for a director, officer or employee to be entitled to indemnification, the person must be wholly successful with respect to such claim or either the board of directors of Old National acting by a quorum consisting of directors who are not parties to, or who fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the MBCA.

Pursuant to the MBCA, Klein shall indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person against judgments, penalties, fines, settlements, and reasonable expenses incurred by the person in connection with the proceeding if, with respect to the acts or omissions of the person complained of in the proceeding, the person, (1) has not been indemnified by another organization for the same judgments, penalties, fines, settlements, and reasonable expenses incurred by the person in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; (3) received no improper personal benefit and section 302A.255, if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in their official capacity, reasonably believed that the conduct was not opposed to the best interests of Klein.

Pursuant to the MBCA, the articles or bylaws may prohibit indemnification or advances of expenses otherwise required or may impose conditions on indemnification or advances of expenses in addition to the conditions contained above including, without limitation, monetary limits on indemnification or advances of expenses, if the prohibition or conditions apply equally to all persons (or persons within a given class).

The MBCA permits Klein to purchase and maintain insurance on behalf of a person in that person’s official capacity against any liability asserted against and incurred by the person in or arising from that capacity, whether or not the corporation would have been required to indemnify the person against the liability.

have been wholly successful with respect to such claim, action, suit or proceeding, or independent legal counsel must determine that the director, officer or employee has met the standards of conduct required by the Old National Articles.

The IBCL permits Old National to purchase insurance on behalf of its directors, officers, employees and agents against liabilities arising out of their positions with Old National, whether or not such liabilities would be within the above indemnification provisions. Pursuant to this authority, Old National maintains such insurance for the directors, officers and employees of Old National and any subsidiary of Old National.

Advance Notice Requirements for Presentation of Business and Nominations of Directors at Annual Meetings of Shareholders

The Old National By-Laws provide that nominations for the election of directors may be made only by the board of directors following the recommendation of the Old National Corporate Governance and Nominating Committee. The Committee will consider candidates for election suggested by shareholders, subject to the suggestions having been made in compliance with the requirements set forth in Article IV, Section 9 of the Old National By-Laws.

Additionally, shareholders may submit proposals for business to be considered at Old National’s annual meeting of shareholders, and include those proposals in Old National’s proxy statement and form of proxy delivered to shareholders, in accordance with the requirements of Rule 14a-8 of Regulation 14A promulgated under the Securities Exchange Act of 1934.

The Klein By-Laws do not include provisions relating to the nomination of directors or the submission of proposals by shareholders.

Special Meetings of Shareholders

The Old National By-Laws provide that special meetings of shareholders may be called by the board of directors, the Chairman of the Board, the Chief Executive Officer or the President of Old National, and shall be called by the Chairman of the Board, the Chief Executive Officer, the President or the Secretary at the written request of a majority of the members of the board of directors or upon delivery to Old National’s Secretary of a signed and dated written demand for a special meeting from the holders of at least 25% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

The Klein By-Laws provide that special meetings of shareholders may be called by the president, by the board of directors, or by written order of at least two directors, and shall be called by the president or the secretary at the request in writing of the shareholders holding at least 10% of the shares entitled to vote. Such request shall state the purposes of the proposed meeting.

The Klein By-Laws further provide that the president or directors so calling, or the shareholders so requesting, any such meeting shall fix the time and place (if other than at the KleinBank Corporate Center) as the place for holding such meeting, which shall be not less than two (2) nor more than sixty (60) days after the receipt of such request.

Shareholder Action Without a Meeting

The Old National Articles provide that any action required or permitted to be taken at any meeting of the shareholders may be taken without a meeting if a consent in writing setting forth the action is signed by all the shareholders entitled to vote with respect to it, and the consent is filed with the minutes of the proceedings of the shareholders.

The MBCA provides that an action required or permitted to be taken at any annual or special meeting of shareholders may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by all of the shareholders entitled to vote on the action.

Amendment of Articles of Incorporation and By-laws

The IBCL generally requires the approval of at least a majority of a quorum of shareholders present at a shareholders’ meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote) for amendments to an Indiana corporation’s articles of incorporation. However, the IBCL permits a corporation in its articles of incorporation to specify a higher shareholder vote requirement for certain amendments. Certain provisions of the Old National Articles may only be altered, amended or repealed by the affirmative vote of the holders of not less than 80% of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, upon a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National. These provisions include Article VIII, Section 11 (relating to the approval of certain business combinations), Article VIII, Section 12 (relating to the board’s consideration of certain non-financial factors in the evaluation of business combinations) and Article VIII, Section 13 (relating to limitations on further purchases of shares by shareholders who own 15% or more of Old National’s outstanding shares).

The Old National Articles and the Old National By-Laws provide that the Old National By-Laws may only be altered, amended or repealed by a majority vote of the total number of directors of Old National.

Pursuant to the MBCA, a resolution approved by the affirmative vote of a majority of the directors present, or proposed by a shareholder or shareholders holding three percent or more of the voting power of the shares entitled to vote, that sets forth the proposed amendment to the Articles shall be submitted to a vote at the next regular or special meeting of the shareholders.

To approve an amendment to the Articles, the shareholders must approve the amendment by the affirmative vote of the holders of the greater of (1) a majority of the voting power of the shares present and entitled to vote on the amendment, or (2) a majority of the voting power of the minimum number of the shares entitled to vote that would constitute a quorum for the transaction of business at the meeting.

Klein’s By-Laws provide that the board of directors is authorized and empowered to make and alter the By-Laws for the governance of the corporation to the full extent permitted by MBCA.

Business Combination Restrictions and Other Shareholder Limitations

Business Combinations

The Old National Articles require the affirmative vote of not less than 80% of the outstanding shares of Old National common stock to approve certain business combinations, including a merger or consolidation of Old National with or into any other corporation, which are not approved and recommended by the vote of two-

Business Combinations

Klein is not an issuing public corporation, and therefore, not subject to the following business combination provision of the MBCA:

The MBCA generally prohibits issuing public corporations from engaging in any “business thirds (2/3) of the entire board of directors of Old National. All other business combinations require the affirmative vote of a majority of the outstanding shares of Old National common stock. This provision of the Old National Articles may not be altered, amended or repealed except by the affirmative vote of the holders of not less than 80% of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, upon a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National.

In taking or declining to take any action or in making any recommendation to a corporation’s shareholders with respect to any matter, the IBCL provides that directors of Indiana corporations, in their discretion, may consider both the short-term and long-term interests of the corporation, taking into account and weighing, as the directors deem appropriate, the effects of such action or inaction on the corporation’s shareholders and other constituencies as well as certain interests described in the IBCL and any other factors the directors consider relevant. The Old National Articles require the board of directors, in connection with exercising its business judgment in determining what is in the best interests of Old National and its shareholders when evaluating a business combination or a tender or exchange offer, consider factors in addition to the adequacy of the financial consideration, such as the following factors and any other factors it deems relevant: the social and economic effects of the transaction on Old National and its subsidiaries, depositors, loan and other customers, creditors and other elements of the communities in which Old National and its subsidiaries operate or are located; the business and financial condition and earning prospects of the acquiring person or entity, including, but not limited to, debt service and other existing or likely financial obligations of the acquiring person or entity, and the possible effect of such conditions upon Old National and its subsidiaries and the other elements of the communities in which Old National and its subsidiaries operate or are located; and the competence, experience and integrity of the acquiring person or entity and its management. This provision of the Old National Articles may not be altered, amended or repealed except by the affirmative vote of the holders of not less than 80% of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, on a proposal combination” with any “interested shareholder” for a period of four years following the interested shareholder’s share acquisition date unless the business combination or the interested shareholder’s acquisition of shares is approved by a committee of disinterested directors of the board of directors before the interested shareholder’s share acquisition date or on the share acquisition date but prior to the interested shareholder becoming an interested shareholder on the share acquisition date.

The MBCA generally defines “business combination” to include mergers, sales or other dispositions to the interested shareholder.

The MBCA generally defines “interested shareholder” as (i) any person owning 10% or more of the outstanding voting power of the outstanding shares entitled to vote of the issuing public corporation or (ii) any affiliate or associate of the issuing public corporation that at any time within the four-year period immediately before the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding shares entitled to vote of the issuing public corporation.

adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National.

The inclusion of the foregoing requirement in the Old National Articles, as well as the flexibility provided to directors under the IBCL to consider non-financial factors and other interests in connection with the evaluation of a business combination transaction, may place the Old National board of directors in a stronger position to oppose a business combination transaction if the board concludes that the transaction would not be in the best interests of Old National and its shareholders, even if the price offered in connection with the proposed business combination is significantly greater than the then market price of Old National’s common stock. Accordingly, it may be more difficult for an acquirer to gain control of Old National in a transaction not approved by its boards of directors.

Under the business combinations provision of the IBCL, any shareholder who acquires a 10%-or-greater ownership position in an Indiana corporation with a class of voting shares registered under Section 12 of the Securities Exchange Act of 1934 (and that has not opted-out of this provision) is prohibited for a period of five years from completing a business combination (generally a merger, significant asset sale or disposition or significant issuance of additional shares) with the corporation unless, prior to the acquisition of such 10% interest, the board of directors of the corporation approved either the acquisition of such interest or the proposed business combination. If such board approval is not obtained, then five years after a 10% shareholder has become such, a business combination with the 10% shareholder is permitted if all provisions of the articles of incorporation of the corporation are complied with and either a majority of disinterested shareholders approves the transaction or all shareholders receive a price per share determined in accordance with the fair price criteria of the business combinations provision of the IBCL.

An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combinations provision, but such an election remains ineffective for 18 months and does not apply to a combination with a shareholder who acquired a 10% ownership position prior to the election. Old National has not elected to remove itself from the protections of this provision.

Control Share Acquisitions

The IBCL includes a “control share acquisition” provision. Under the control share acquisition provision, unless otherwise provided in the corporation’s articles of incorporation or by-laws, if a shareholder acquires shares of the corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval of a majority of the disinterested shareholders must be obtained before the acquiring shareholder may vote the control shares. Under certain circumstances, including in the event that shareholder approval is not obtained, the shares held by the acquirer may be redeemed by the corporation at the fair value of the shares as determined by the control share acquisition provision. Old National is subject to the control share acquisition provision. The control share acquisition provision does not apply to a plan of merger or share exchange if the corporation complies with the applicable merger provisions and is a party to the plan of merger or plan of share exchange.

Control Share Acquisitions

Klein is not an issuing public corporation, and therefore, not subject to the following control share acquisition provision of the MBCA:

The MBCA includes a “control share acquisition” provision. Under the control share acquisition provision, unless otherwise provided in the issuing public corporation’s articles of incorporation or by-laws, if a shareholder acquires 20% or more of the corporation’s voting stock (referred to as control shares), then approval of a majority of the disinterested shareholders must be obtained before the acquiring shareholder may vote the control shares.

Limitations on Significant Shareholders

The Old National Articles provide that shareholders who acquire 15% of the outstanding Old National common stock and who seek to acquire, directly or indirectly, additional shares of common stock in connection with a tender or exchange offer, open market purchase or business combination must offer and pay for such additional shares a consideration that is at least equal to the highest percent over market value paid to acquire Old National common stock then held by such person. Any purchases of shares in violation of this provision are null and void. This provision of the Old National Articles may not be altered, amended or repealed except by the affirmative vote of the holders of not less than 80% of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, upon a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National.

Limitations on Significant Shareholders Neither the Klein Articles nor the Klein By-Laws contain limitations on significant shareholders.
Appraisal and Dissenters’ Rights

Under the IBCL, shareholders who dissent from a merger or similar transaction can exercise dissenters’ rights except (1) with respect to shares of any class or series of stock that are “covered securities” under Section 18(b)(1)(A) or (B) of the Securities Act of 1933,

Under the MBCA, shareholders are entitled to dissent and obtain payment of fair value of the shareholder’s shares in the event of (1) an amendment to the articles of incorporation that materially and adversely affects rights or preferences of the dissenter’s shares,

or (2) if they were not entitled to vote on the merger. As a result, shareholders of Old National will not be afforded dissenters’ rights as long as the Old National common stock continues to be listed on a national securities exchange.	unless otherwise provided in the articles of incorporation; (2) a sale, lease, transfer or other disposition of property and assets of the corporation that requires shareholder approval; (3) a plan of merger; (4) a plan of exchange where the corporation’s shares will be acquired by the acquiring organization; (5) a plan of conversion that is adopted and becomes effective; (6) an amendment to the articles of incorporation in connection with a class or series that reduces the number of shares of the class or series owned by the shareholder to a fraction of a share if the corporation exercises its right to repurchase the fractional share so created; or (7) any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, bylaws, or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General. The following is a summary of the anticipated United States federal income tax consequences of the Merger generally applicable to a U.S. Holder (as defined below) of Klein common stock with respect to the exchange of Klein common stock for Old National common stock pursuant to the Merger. This discussion assumes that U.S. Holders hold their Klein common stock as capital assets within the meaning of section 1221 of the Code. This summary is based on the Code, Treasury Regulations, judicial decisions and administrative pronouncements, each as in effect as of the date of this proxy statement and prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been or will be sought or obtained from the IRS regarding the United States federal income tax consequences of the Merger. As a result, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

This summary does not address any tax consequences arising under tax laws other than United States federal income tax laws, nor does it address estate or gift tax laws, excise tax or the laws of any state, local, foreign or other taxing jurisdiction, nor does it address any aspect of income tax that may be applicable to non-U.S. Holders of Klein common stock, nor does it address any tax imposed on net investment income under Section 1411 of the Code or alternative minimum tax imposed under Section 55 of the Code. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of Klein common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Code, such as holders of Klein common stock that are grantor trusts or testamentary trusts (and persons holding their Klein common stock through a grantor trust or testamentary trust).

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Klein common stock that is for United States federal income tax purposes:

•	an individual that is a United States citizen or resident alien;

•

a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•

a trust if (1) the administration of which is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate, the income of which is subject to United States federal income taxation regardless of its source.

The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. The obligations of Old National and Klein to consummate the Merger are conditioned upon the receipt of an opinion from Krieg DeVault to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

In the opinion of Krieg DeVault, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, with the tax consequences described below. This opinion was and will be based on facts, assumptions and representations set forth or referred to in the opinions and representations made by Old National and Klein, as well as on certain covenants, procedures and undertakings by Old National and Klein including the assumption that the Merger will be completed in the manner described in the Merger Agreement and this proxy statement and prospectus.

Exchange of Klein Common Stock for Old National Common Stock. In accordance with the qualification of the Merger as a “reorganization” under Section 368(a) of the Code, the U.S. federal income tax consequences of the Merger to Klein shareholders will be as follows:

•	No gain or loss will be recognized by any U.S. Holder of Klein common stock on the exchange of Klein common stock for Old National common stock in the Merger;

•	A U.S. Holder’s aggregate tax basis in the Old National common stock received in the Merger will be equal to the shareholder’s aggregate tax basis in such shareholder’s Klein common stock surrendered;

•	A U.S. Holder’s holding period for Old National common stock received in the Merger will include the holding period of the Klein common stock surrendered in the Merger.

Under rules pertaining to the nontaxable exchange of shares, a U.S. Holder’s basis in and holding periods for shares of Old National common stock received in the Merger may vary among shares if blocks of Klein common stock surrendered in the Merger were acquired at different times or for different prices. Klein shareholders should consult their own tax advisors regarding the tax consequences of these rules in their particular circumstances.

A U.S. Holder of Klein common stock, as a result of having received Old National common stock in the Merger, will be required to retain records pertaining to the Merger. In addition, each U.S. Holder of Klein common stock who is a “significant holder” will be required to file a statement with such holder’s U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3(b) setting forth such holder’s basis in the Klein common stock surrendered and the fair market value of the Old National common stock received in the Merger. A “significant holder” is a holder of Klein common stock who, immediately before the Merger, owned at least 1% of the vote or value of the outstanding stock of Klein or securities of Klein with a basis for federal income tax purposes of at least $1 million.

The preceding discussion is intended only as a summary of United States federal income tax consequences of the Merger. It is not a complete analysis or discussion of all potential tax effects that may impact you. Thus, Klein shareholders should consult their own tax advisors as to the specific tax consequences to them that result from the Merger, including tax return reporting and disclosure requirements, the implications and effect of federal, state, local, and other applicable tax laws and the effect and ramifications of any proposed legislation or the prospective enactment of changes in the tax laws.

PROPOSAL 2 — ADJOURNMENT OF THE SPECIAL MEETING

The shareholders of Klein are being asked to approve a proposal to adjourn or postpone the special meeting to permit further solicitation of proxies in the event that an insufficient number of shares is present in person or by proxy to approve the Merger Agreement.

Under the MBCA and the Klein By-Laws, the affirmative vote of the holders of at least a majority of the outstanding shares of Klein common stock entitled to vote is required to approve the Merger Agreement. In the event that shareholder participation at the special meeting is lower than expected, Klein would like the flexibility to postpone or adjourn the meeting in order to attempt to secure broader shareholder participation. If Klein desires to adjourn the special meeting, Klein will request a motion that the special meeting be adjourned, and delay the vote on the proposal to approve the Merger Agreement until the special meeting is reconvened. If Klein adjourns the special meeting for 30 days or less and announces at the special meeting the date, time and location at which the special meeting will be reconvened, Klein will not set a new record date or issue any other notice.

Any adjournment will permit Klein to solicit additional proxies and will permit a greater expression of the views of Klein shareholders with respect to the Merger. Such an adjournment would be disadvantageous to shareholders who are against the proposal to approve the Merger Agreement because an adjournment will give Klein additional time to solicit favorable votes and increase the chances of approving that proposal. Klein has no reason to believe that an adjournment of the special meeting will be necessary at this time.

The Klein board of directors unanimously recommends that Klein shareholders vote “FOR” approval of the Adjournment Proposal.

KLEIN BUSINESS

For 111 years, the Klein Family through Klein Financial, Inc. and its wholly owned subsidiary KleinBank have been committed to growing a strong and stable community bank built on a foundation of financial and personal strength. Today, with 18 branches, more than 400 employees and assets of approximately $1.97 billion as of June 30, 2018, those strengths still guide KleinBank in its service to customers, employees and communities. Over the past few years, KleinBank has received recognition as a Star Tribune top workplace, for providing best in class services for Business Banking and Mortgage Lending by the readers of Twin Cities Business, and as a recipient of the Better Business Bureau of Minnesota and North Dakota’s Torch Award for Ethics, as well as the Better Business Bureau International’s Torch Award for Ethics.

Klein’s principal executive office is located at 1550 Audubon Road, Suite 200, Chaska, Minnesota 55318. The telephone number for Klein is (952) 361-9249.

KLEIN MARKET FOR COMMON STOCK AND DIVIDENDS

The outstanding shares of Klein common stock are privately held and are not traded on any national or regional securities exchange and are not quoted on any over-the-counter market. There have been no sales of Klein common stock since its incorporation in 1975. The following table sets forth the cash dividends declared per share for the periods indicated for Klein common stock, including dividends distributed to Klein’s shareholders for their payment of tax obligations because of Klein’s status as an S corporation under the Code.

Quarter Data	Dividend Declared
First quarter 2016	$0.10
Second quarter 2016	2.78
Third quarter 2016	—
Fourth quarter 2016	—

First quarter 2017	$0.35
Second quarter 2017	2.78
Third quarter 2017	0.35
Fourth quarter 2017	0.70

First quarter 2018	$0.28
Second quarter 2018	4.21
Third quarter (through August 21, 2018)	—

On June 20, 2018, the trading day immediately prior to the public announcement date of the Merger Agreement, the closing price of Old National common stock was $19.05. On August 21, 2018, the last practicable trading day prior to the mailing date of this proxy statement and prospectus, the closing price of Old National common stock was $20.30.

Klein shareholders are urged to obtain current market quotations for shares of Old National common stock and to review carefully the other information contained in this proxy statement and prospectus or incorporated by reference into this proxy statement and prospectus in considering whether to approve the Merger Agreement. The market price of Old National common stock will fluctuate between the date of this proxy statement and prospectus and the date of completion of the Merger. No assurance can be given concerning the market price of Old National common stock before or after the effective time of the Merger. Changes in the market price of Old National common stock prior to the completion of the Merger will affect the market value of the Merger Consideration that Klein shareholders will receive upon completion of the Merger.

KLEIN SECURITY OWNERSHIP

Common Stock Ownership

Listed below are the beneficial owners of more than 5% of the outstanding shares of Klein voting common stock as of the record date:

Name of Beneficial Owner	Shares Beneficially Owned (1)	Percent of Class
George Klein Share Family Trust FBO Daniel Klein (2)	411,100	14.6%
George Klein Share Family Trust FBO James Klein (3)	411,000	14.6%
George Klein Share Family Trust FBO Alan Klein (4)	411,000	14.6%
The Revocable Trust of Angela D. Vukovich c/u/a/d 5/22/98, as amended and restated 1/28/02 (5)	178,700	6.3%
Revocable Trust of Matthew C. Klein U/A Dtd. 7/23/02 (6)	178,700	6.3%
Alyssa L. Klein Revocable Trust U/A Dtd. 1/16/07 (7)	201,350	7.1%
Christian G. Klein Revocable Trust U/A Dtd 7/23/07, as amended and restated 5/23/11 (8)	161,050	5.7%

(1)

Includes shares as to which such person, directly or indirectly, has or shares voting power or dispositive power with respect to the security. The address for each shareholder listed in the table above is c/o Klein Financial, Inc., 1550 Audubon Road, Suite 200, Chaska, Minnesota 55318.

(2)	Daniel G. and Matthew C. Klein, as trustees, share voting and dispositive power over the shares.
(3)	James C. and Alyssa L. Klein, as trustees, share voting and dispositive power over the shares.
(4)	Alan C. and Jeffrey A. Klein, as trustees, share voting and dispositive power over the shares.
(5)	Angela D. Vukovich and Matthew C. Klein, as trustees, share voting and dispositive power over the shares.
(6)	Matthew C. Klein, as trustee, has voting and dispositive power over the shares.
(7)	Alyssa L. Klein, James C. Klein and Christian G. Klein, as trustees, share voting and dispositive power over the shares.
(8)	Christian G. Klein and James C. Klein, as trustees, share voting and dispositive power over all shares.

For a description of the trustees’ total voting and dispositive power over Klein voting common stock, in their capacities as trustees and as individuals, please see the table below.

Directors and Executive Officers

The following table sets forth information concerning the number of shares of Klein voting and non-voting common stock beneficially owned as of the record date by Klein’s directors and executive officers and all of Klein’s directors and executive officers as a group as of the record date. The same shares are listed for multiple beneficial owners, to the extent that the shares are held in family trusts for which these beneficial owners share voting and dispositive power.

Name of Beneficial Owner	Voting Shares Beneficially Owned (1)	Percent of Class	Non-Voting Shares Beneficially Owned (1)	Percent of Class
W. Douglas Hile	—	*
Alan C. Klein (2)	967,900	34.3%
Alyssa L. Klein (3)	747,050	26.5%
Christian G. Klein (4)	497,100	17.6%
Daniel G. Klein (5)	547,200	19.4%
James C. Klein (6)	909,500	32.2%
Jeffrey A. Klein (7)	685,500	24.3%
Kevin J. Klein (8)	274,500	9.7%
Matthew C. Klein (9)	943,200	33.4%
Kelly A. Lampe (10)	139,900	5.0%
NanciAnn S. Olson (11)	40,000	1.4%	53,206	100.0%
Ronald W. Seib	—	*
Kevin J. Valois	—	*
Angela D. Vukovich (12)	353,400	12.5%
All Directors & Executive Officers as a group (14 persons)	2,822,000	100.0%	53,206	100.0%

*	Denotes percentage is less than 1%.
(1)

Includes shares as to which such person, directly or indirectly, has or shares voting power or dispositive power with respect to the security. There are no shares as to which the person has a right to acquire beneficial ownership within 60 days. The address for each shareholder listed in the table above is c/o Klein Financial, Inc., 1550 Audubon Road, Suite 200, Chaska, Minnesota 55318.

(2)

Includes 2,600 shares owned by Mr. Klein as an individual and 965,300 shares held in various family trusts, for which Mr. Klein and other individuals serve as trustees and share voting and dispositive power.

(3)	Includes 747,050 shares held in various family trusts, for which Ms. Klein and other members of the Klein family serve as trustees and share voting and dispositive power.
(4)	Includes 497,100 shares held in various family trusts, for which Mr. Klein and other members of the Klein family serve as trustees and share voting and dispositive power.
(5)

Includes 1,400 shares owned by Mr. Klein as an individual and 545,800 shares held in various family trusts, for which Mr. Klein and other members of the Klein family serve as trustees and share voting and dispositive power.

(6)

Includes 1,400 shares owned by Mr. Klein as an individual and 908,100 shares held in various family trusts, for which Mr. Klein and other members of the Klein family serve as trustees and share voting and dispositive power.

(7)	Includes 685,500 shares held in various family trusts, for which Mr. Klein and other members of the Klein family serve as trustees and share voting and dispositive power.
(8)	Includes 274,500 shares held in various family trusts, for which Mr. Klein and other members of the Klein family serve as trustees and share voting and dispositive power.
(9)	Includes 943,200 shares held in various family trusts, for which Mr. Klein and other members of the Klein family serve as trustees and share voting and dispositive power.
(10)	Includes 139,900 shares held in various family trusts, for which Ms. Lampe and members of the Klein family serve as trustees and share voting and dispositive power.
(11)	Includes 40,000 voting shares and 53,206 non-voting shares held in various family trusts, for which Ms. Olson and other individuals serve as trustees and share voting and dispositive power.
(12)	Includes 353,400 shares held in various family trusts, for which Ms. Vukovich and other members of the Klein family serve as trustees and share voting and dispositive power.

EXPERTS

The consolidated financial statements of Old National incorporated herein by reference to Old National’s Annual Report on Form 10-K for the year ended December 31, 2017 have been audited by Crowe LLP, independent registered public accounting firm (“Crowe”), as set forth in their report thereon and incorporated by reference in this proxy statement and prospectus in reliance upon such report given on the authority of Crowe as experts in accounting and auditing.

LEGAL MATTERS

Certain matters pertaining to the validity of the Old National common stock to be issued in connection with the Merger will be passed upon for Old National by Krieg DeVault LLP, Indianapolis, Indiana. Certain matters pertaining to the United States federal income tax consequences of the Merger will be passed upon for Old National and Klein by Krieg DeVault LLP.

SHAREHOLDER PROPOSALS FOR NEXT YEAR

Old National

If the Merger is completed, Klein shareholders will become shareholders of Old National. To be included in Old National’s proxy statement and voted on at Old National’s regularly scheduled 2019 annual meeting of shareholders, shareholder proposals must be submitted in writing by November 15, 2018, to Old National’s Secretary, P.O. Box 718, Evansville, Indiana 47705-0718, which date is 120 calendar days before the date of the release of Old National’s proxy statement for 2019. If notice of any other shareholder proposal intended to be presented at the annual meeting is not received by Old National on or before January 29, 2019, the proxy solicited by the Old National board of directors for use in connection with that meeting may confer authority on the proxies to vote in their discretion on such proposal, without any discussion in the Old National proxy statement for that meeting of either the proposal or how such proxies intend to exercise their voting discretion. Any such proposals will be subject to the requirements of the proxy rules and regulations adopted under the Exchange Act. If the date of the 2019 annual meeting is changed, the dates set forth above may change.

Pursuant to Old National’s By-Laws, any shareholder wishing to nominate a candidate for director or propose other business at an annual meeting must give Old National written notice not less 120 days before the meeting, and the notice must provide certain other information as described in the By-Laws. Copies of the By-Laws are available to shareholders free of charge upon request to Old National’s Secretary.

Klein

If the Merger occurs, there will be no Klein annual meeting of shareholders for 2019. In that case, shareholder proposals must be submitted to Old National in accordance with the procedures described above.

If the Merger is not completed, then Klein will hold an annual meeting in 2019.

WHERE YOU CAN FIND MORE INFORMATION

Old National files annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy these reports, statements, and other information at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Old National’s public filings also are available to the public from commercial document retrieval services and on the Internet site maintained by the Securities and Exchange Commission at “http://www..sec.gov.” The reports and other information filed by Old National with the Securities and Exchange Commission are also available at Old National’s website at www..oldnational.com under the heading “Investor Relations,” and then under the heading “Financial Information.” The web addresses of the Securities and Exchange Commission and Old National are included as inactive textual references only. Except as specifically incorporated by reference into the proxy statement and prospectus, information on those web sites is not a part of the proxy statement and prospectus. Shares of Old National common stock are listed on the Nasdaq Global Select Market under the symbol “ONB.”

Old National has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act of 1933 with respect to the common stock of Old National being offered in the Merger. This proxy statement and prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. Parts of the registration statement are omitted from the proxy statement and prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, your attention is directed to the registration statement. Statements made in this proxy statement and prospectus concerning the contents of any documents are not necessarily complete, and in each case are qualified in all respects by reference to the copy of the document filed with the Securities and Exchange Commission.

The Securities and Exchange Commission allows Old National to “incorporate by reference” the information filed by Old National with the Securities and Exchange Commission, which means that Old National can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement and prospectus.

Old National incorporates by reference the documents and information listed below:

(1) Annual Report on Form 10-K for the year ended December 31, 2017;

(2) Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018 and June 30, 2018;

(3) Current Reports on Form 8-K filed January 25, 2018, April 26, 2018, June 21, 2018 and July 26, 2018 (except, with respect to each of the foregoing, for portions of such reports which were deemed to be furnished and not filed); and

(4) The description of Old National’s common stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on August 14, 2013, including any amendment or report filed with the SEC for the purpose of updating such description.

Old National is also incorporating by reference any filings Old National made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934 between the date hereof and the date of the special meeting of Klein shareholders; provided, however, that Old National is not incorporating by reference any information furnished, but not filed.

Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed modified or superseded for purposes of this proxy statement and prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement and prospectus.

Documents incorporated by reference are available from Old National without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement and prospectus. You can obtain documents incorporated by reference in this proxy statement and prospectus by requesting them in writing or by telephone from Old National at the following address and phone number:

Old National Bancorp

One Main Street

P.O. Box 718

Evansville, Indiana 47705

Attn: Jeffrey L. Knight, Executive Vice President,

Chief Legal Counsel and Corporate Secretary

(812) 464-1363

Klein shareholders requesting documents must do so by September 17, 2018 to receive them before the special meeting. You will not be charged for any of the documents that you request. If you request any incorporated documents, Old National will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is inconsistent with information contained in this document or any document incorporated by reference. This proxy statement and prospectus is not an offer to sell these securities in any state where the offer and sale of these securities is not permitted. The information in this proxy statement and prospectus is current as of the date it is mailed to security holders, and not necessarily as of any later date. If any material change occurs during the period that this proxy statement and prospectus is required to be delivered, this proxy statement and prospectus will be supplemented or amended.

All information regarding Old National in this proxy statement and prospectus has been provided by Old National, and all information regarding Klein in this proxy statement and prospectus has been provided by Klein.

Annex A

AGREEMENT AND PLAN OF MERGER

DATED AS OF JUNE 20, 2018

BY AND BETWEEN

OLD NATIONAL BANCORP

AND

KLEIN FINANCIAL, INC.

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), is dated to be effective as of June 20, 2018, by and between Old National Bancorp, an Indiana corporation (“Acquirer”), and Klein Financial, Inc., a Minnesota corporation (“KFI”).

WHEREAS, Acquirer and KFI seek to affiliate through a corporate reorganization whereby KFI will merge with and into Acquirer, and thereafter, KleinBank (“Bank”), a Minnesota state bank and wholly owned subsidiary of KFI, will be merged with and into Old National Bank (“Acquirer Bank”), a national banking association and wholly-owned subsidiary of Acquirer;

WHEREAS, the respective boards of directors of Acquirer and KFI have determined that it is advisable and in the best interests of their respective corporations and their respective shareholders to consummate the merger of KFI with and into Acquirer as described in Article 2 (the “Merger”) and have approved this Agreement and authorized its execution and designated this Agreement a plan of reorganization and a plan of merger;

WHEREAS, as an inducement to Acquirer to enter into this Agreement, certain shareholders of KFI have each agreed to execute and deliver concurrently with the execution of this Agreement to Acquirer voting agreements substantially in the form attached hereto as Exhibit D (the “Shareholder Voting Agreements”); and

WHEREAS, as an inducement to Acquirer to enter into this Agreement, KFI shall deliver concurrently with execution of this Agreement to Acquirer executed lock-up agreements substantially in the form attached hereto at Exhibit E from the shareholders listed on the KFI Disclosure Schedule, and from additional shareholders prior to the Closing Date in the second form attached at Exhibit E, restricting the sale of Acquirer Common Stock for sixty (60) to ninety (90) days after the Effective Time (collectively, the “Lock Up Agreements”);

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, the parties hereto make this Agreement and prescribe the terms and conditions of the Merger as follows:

ARTICLE 1

DEFINITIONS

“Acquirer Closing Date Stock Price” means the Volume Weighted Average Price of a share of Acquirer Common Stock for the period ending on the day immediately preceding the Closing Date.

“Acquirer Common Stock” means the authorized shares of common stock, no par value per share, of Acquirer.

“Acquirer Disclosure Schedule” has the meaning set forth in the introduction to Article 3.

“Acquisition Proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Acquirer) contemplating or otherwise relating to, or that could reasonably be expected to lead to, any direct or indirect Acquisition Transaction.

“Acquisition Transaction” means, other than the transactions contemplated by or described in this Agreement, any transaction or series of transactions involving (a) any merger, consolidation, share exchange, business combination, issuance of securities, recapitalization, liquidation, dissolution, joint venture, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which KFI or KleinBank is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of KFI or KleinBank or (iii) in which KFI or KleinBank issues or sells securities representing more than 20% of the outstanding securities of any class of equity securities of KFI or KleinBank or if any resulting parent company of KFI or KleinBank, (b) any sale (other than sales in the Ordinary Course of Business), lease (other than in the Ordinary Course of Business), exchange, transfer (other than in the Ordinary Course of Business), license (other than nonexclusive licenses in the Ordinary Course of Business), acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of KFI, or (c) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to Acquirer of the transactions contemplated hereby.

“Adjusted Stock Purchase Price” shall be equal to (x) the Purchase Price less (y) the amount by which KFI Consolidated Shareholders’ Equity as of the Determination Date is less than Minimum Shareholders’ Equity.

“Affiliate” has the meaning set forth in Rule 12b-2 under the Exchange Act.

“Ancillary Documents” means the Shareholder Voting Agreement, the M. Klein Employment Agreement, the NDA and any and all other agreements, certificates and documents required to be delivered by either party hereto prior to or at the Closing pursuant to the terms of this Agreement.

“Articles of Incorporation” means, with respect to any corporation, those instruments that constitute its articles or certificate of incorporation, including any amendments thereto.

“Bank Regulators” means, collectively, the FRB, the MDC and the OCC.

“Business Day” means any day other than Saturday, Sunday or a day on which a state bank is required to be closed under Minnesota Law.

“Bylaws” mean, with respect to any corporation, those instruments that at that time constitute its bylaws, including any amendments thereto.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commonly Controlled Entity” means any entity under common control with KFI within the meaning of Sections 414(b), (c), (m), (o) or (t) of the Code.

“Consent” means any authorization, consent, approval, filing, waiver, exemption or other action by or notice to any Person.

“Contract” means a contract, agreement, lease, commitment or binding understanding, whether oral or written, that is in effect as of the date of this Agreement or any time after the date of this Agreement.

“CRA” means the Community Reinvestment Act.

“Determination Date” means the last calendar day of the month immediately preceding the month in which the Closing Date occurs.

“Encumbrance” means any charge, claim, community property interest, easement, covenant, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“GAAP” means generally accepted accounting principles in the United States applied on a consistent basis during the periods involved.

“Governmental Authorization” means any approval, consent, license, permit, waiver, registration or other authorization issued, granted, given, made available or otherwise required by any Governmental Entity or pursuant to applicable Law.

“Governmental Entity” means any federal, state, local, foreign, international or multinational entity or authority exercising executive, legislative, judicial, regulatory, administrative or taxing functions of or pertaining to government.

“Governmental Order” means any judgment, injunction, writ, order, ruling, award or decree by any Governmental Entity or arbitrator.

“Indebtedness” means, with respect to any Person, without duplication: (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind; (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (iii) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the Ordinary Course of Business consistent with past practices); (iv) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person; (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for services and supplies incurred in the Ordinary Course of Business); (vi) all lease obligations of such Person that are required to be or otherwise are capitalized on the books and records of such Person in accordance with GAAP; (vii) all obligations of others secured by a lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; (viii) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination value thereof); (ix) all letters of credit or performance bonds issued for the account of such Person (excluding letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the Ordinary Course of Business consistent with past practices) and (x) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person.

“Intellectual Property” means: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereon, and all patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisions, extensions and re-examinations thereof; (b) all trademarks and service marks, whether registered or unregistered, and all applications, registrations and renewals in connection therewith; (c) all domain names, corporate names and all combinations thereof, and associated therewith; (d) all copyrights whether registered or unregistered, and all applications, registrations and renewals in connection therewith; (e) all datasets, databases and related documentation and (f) all other intellectual property and proprietary rights.

“IRS” means the Internal Revenue Service.

“KFI 401(k)” means the Klein Financial, Inc. Retirement Savings Plan.

“KFI Common Stock” means the authorized shares of common stock, no par value per share, of KFI.

“KFI Consolidated Shareholders’ Equity” shall be calculated as set forth in Exhibit F and shall be the consolidated shareholders’ equity of KFI as of the Determination Date determined in accordance with GAAP, excluding the net accumulated other comprehensive income/(loss) and to which shall be added the following amounts (which amounts shall also be calculated in accordance with GAAP): (i) any accruals, reserves or charges resulting from Transaction Expenses and other transactions contemplated by this Agreement (ii) any accruals, reserves or charges taken by KFI at the request of Acquirer pursuant to Section 5.9 and 6.4 hereof, and (iii) any dividends or capital distributions paid after the date of this Agreement and on or before the Determination Date in accordance with Section 5.1(c)(iv) or 5.7(f).

“KFI Converted Common Share” means each share of KFI Common Stock that will be converted into the Merger Consideration pursuant to Section 2.4(a).

“KFI Deferred Compensation Arrangements” means the Klein Financial, Inc. Deferred Compensation Plan, as amended, and the Deferred Compensation Agreements between KFI and the individuals listed in the KFI Disclosure Schedule, each as amended.

“KFI Disclosure Schedule” has the meaning set forth in the introduction to Article 4.

“Kleins” means, collectively, Alan Klein, Daniel Klein and James Klein.

“Knowledge” or other similar phrase means facts that are known by a director of KFI or executive officer of either KFI and its Subsidiaries or Acquirer and its Subsidiaries, as the case may be.

“Law” means any constitution, law, ordinance, principle of common law, regulation, rule, statute or treaty of any Governmental Entity.

“Liability” means any liability or obligation whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, and regardless of when asserted.

“Litigation” means any claim, action, arbitration, mediation, audit, hearing, investigation, proceeding, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator or mediator.

“M. Klein Employment Agreement” means an Employment Agreement that Acquirer, Acquirer Bank and Matthew Klein, shall use commercially reasonable efforts to negotiate and enter into prior to the Closing and when effective will supersede and cancel the Employment Agreement dated February 1, 2018, between KleinBank and Mr. Klein; provided, however, that such supersession and cancellation shall not occur until all obligations thereunder have been paid in full.

“Material Adverse Effect” means any effect (i) that is material and adverse to the business, assets, liabilities, properties, condition (financial or otherwise), results of operations or value of KFI and KleinBank and their respective Subsidiaries, taken as a whole, or Acquirer and its Subsidiaries, taken as a whole, as the case may be or (ii) that would materially impair the ability of Acquirer or KFI to perform their respective obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that “Material Adverse Effect” will not be deemed to include the impact of (a) changes after the date hereof to Laws of general applicability to banks and bank holding companies or interpretation thereof by any Governmental Entity, (b) changes after the date hereof to GAAP or Regulatory Accounting Principles, (c) changes after the date hereof in economic conditions generally affecting banks and bank holding companies, (d) changes caused by the public announcement of the Merger, (e) the escalation or worsening of acts of war (whether or not declared), armed hostilities or terrorism, (f) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, (g) any action required by this Agreement or actions taken or omitted to be taken by one party to this Agreement with the consent of the other party and (h) with respect to either KFI or KleinBank, the effects of any action taken with the prior written consent of Acquirer.

“Minimum Shareholders’ Equity” means (i) $231,358,000 if the Closing Date occurs on a date for which the Determination Date would be August 31, 2018, (ii) $233,429,000 if the Closing Date occurs on a date for which the Determination Date would be September 30, 2018, (iii) $237,866,000 if the Closing Date occurs on a date for which the Determination Date would be November 30, 2018, and (iv) $240,717,000 if the Closing Date occurs on a date for which the Determination Date would be December 31, 2018, or later.

“NDA” means the Confidentiality and Non-Disclosure Agreement dated March 22, 2018 between Acquirer and KFI.

“Ordinary Course of Business” means the ordinary course of business of KFI and KleinBank or Acquirer or their respective Subsidiaries, as the case may be, consistent with past custom and practice (including with respect to nature, scope, magnitude, quantity and frequency).

“OREO” means other real estate owned.

“Permitted Encumbrances” means (a) Encumbrances for Taxes and other governmental charges and assessments that are not yet due and payable or which are being contested in good faith by appropriate proceedings (provided required payments have been made and adequate accruals or reserves have been established in connection with any such contest), (b) Encumbrances of carriers, warehousemen, mechanics’ and materialmen and other like Encumbrances arising in the Ordinary Course of Business (provided lien statements have not been filed as of the Closing Date), (c) easements, rights of way and restrictions, zoning ordinances and other similar Encumbrances affecting the Real Property and which do not unreasonably restrict the use thereof in the Ordinary Course of Business, (d) statutory Encumbrances in favor of lessors arising in connection with any property leased to KFI, KleinBank or their respective Subsidiaries, (e) Encumbrances reflected in the Latest Balance Sheets and the Related Statements or arising under Material Contracts and (f) Encumbrances that will be removed prior to or in connection with the Closing.

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, Governmental Entity or other entity.

“Plan” means every plan, fund, contract, program and arrangement (whether written or not) for the benefit of present or former employees, including those intended to provide (a) medical, surgical, health care, hospitalization, dental, vision, workers’ compensation, life insurance, death, disability, legal services, severance, sickness or accident benefits (whether or not defined in Section 3(1) of ERISA), (b) pension, profit sharing, stock bonus, retirement, supplemental retirement or deferred compensation benefits (whether or not Tax qualified and whether or not defined in Section 3(2) of ERISA) or (c) salary continuation, unemployment, supplemental unemployment, severance, termination pay, change-in-control, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA), (i) that is maintained or contributed to by either KFI or KleinBank or any Commonly Controlled Entity, (ii) that KFI, KleinBank or any Commonly Controlled Entity has committed to implement, establish, adopt or contribute to in the future, (iii) for which KFI, KleinBank or any Commonly Controlled Entity is or will be financially liable as a result of the direct sponsor’s affiliation with KFI and KleinBank or their shareholders (whether or not such affiliation exists at the date of this Agreement and notwithstanding that the Plan is not maintained by KFI, KleinBank or any Commonly Controlled Entity for the benefit of its employees or former employees) or (iv) for or with respect to which any of KFI, KleinBank or a Commonly Controlled Entity is or will become liable under any common law successor doctrine, express successor liability provisions of Law, provisions of a collective bargaining agreement, labor or employment Law or agreement with a predecessor employer. “Plan” does not include any arrangement that has been terminated and completely wound up prior to the date of this Agreement and for which neither KFI nor KleinBank nor any Commonly Controlled Entity has any present or reasonably predictable future Liability.

“Purchase Price” shall be equal to the Acquirer Closing Date Stock Price multiplied by the total number of shares of Acquirer Common Stock to be issued pursuant to Section 2.4 as though the Exchange Ratio was not adjusted pursuant to Section 2.6.

“Regulatory Accounting Principles” means accounting principles of Governmental Entities generally applicable to banks and bank holding companies.

“Remedies Exception” means except to the extent enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other Laws affecting the enforcement of creditors’ rights generally and by general equitable principles and principles of public policy.

“Return” means any return, declaration, report, estimate, information return or statement filed with a government authority or agency and pertaining to any Taxes.

“Severance Costs” means (a) all amounts paid or payable to any employee of KFI, KleinBank or their respective Subsidiaries as a result of the execution of this Agreement or the performance and consummation of the transactions contemplated hereby (including any amounts due and payable pursuant to any existing employment, change in control, salary continuation, deferred compensation, non-competition, retention, bonus or other similar agreement, plan or arrangement) and (b) any severance payments required to be made on or after the Closing Date to any employee of KFI, KleinBank or their respective Subsidiaries that are required to be made pursuant to an agreement with KFI, KleinBank or their respective Subsidiaries to such Person if his or her employment with the surviving corporation in the Merger or Bank Merger, as the case may be, is terminated without “cause” (as defined in such agreement); provided, however, that Severance Costs will not include any payments made by Acquirer pursuant to Section 6.5(e)or (ii) any severance amounts paid or payable in connection with the M. Klein Employment Agreement.

“Shareholder Representatives” means the Kleins and as to post-Closing tax matters, Nanci Olson or such other person as the Kleins may designate in writing.

“Subsidiary” means, with respect to any Person, any other Person (other than a natural person), whether incorporated or unincorporated, (a) in which such Person, directly or indirectly, (i) has a 50% or more equity interest or (ii) owns at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, or (b) is required to be consolidated with such Person for financial reporting purposes pursuant to GAAP; provided, however, that the term will not include any such entity in which such voting securities or equity interest is owned or controlled in a fiduciary capacity, without sole voting power, or was acquired in securing or collecting a debt previously contracted in good faith.

“Superior Proposal” means any Acquisition Proposal (but changing references to “more than 20%” and to “more than 15%” in the definition of Acquisition Transaction to “more than 50%”) by a third party on terms which the board of directors of KFI determines in its good faith judgment, after consultation with, and receipt of written advice from, its financial advisors (which advice will be communicated to Acquirer), to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby, (a) after taking into account the likelihood of consummation of such transaction on the terms set forth therein without undue delay, taking into account all legal, financial (including the financing terms of any such proposal and any break-up fees and expense reimbursement provisions under this Agreement), regulatory and other aspects of such proposal, and any other relevant factors permitted under applicable Law, (b) after giving Acquirer at least five (5) Business Days to respond to such third-party Acquisition Proposal once the board of directors of KFI has notified Acquirer that in the absence of any further action by Acquirer it would consider such Acquisition Proposal to be a Superior Proposal, and then (c) after taking into account any amendment or modification to this Agreement proposed by Acquirer.

“Taxes” means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, social security, unemployment, excise, estimated, severance, stamp, occupation, property, capital, replacement or other taxes, customs, duties, fees, assessments or charges of any kind whatsoever, including all interest and penalties thereon, and additions to tax or additional amounts imposed by any Governmental Entity.

“Transaction Expenses” means all amounts paid, to be paid, accrued or to be accrued by KFI, KleinBank or their respective Subsidiaries (or by Acquirer or Acquirer Bank, as successors to, or owners of, KFI, KleinBank and their respective Subsidiaries) that arise out of or in connection with the execution of this Agreement and the performance and consummation of the transactions contemplated hereby (whether arising before, at or after the Effective Time), including (a) legal, accounting and financial advisory fees or commissions, (b) Severance Costs and (c) other expenses incurred in connection with the termination of any Contract of KFI, KleinBank or their respective Subsidiaries (including Contracts relating to information technology or card services); provided, however, that, for the avoidance of doubt, Transaction Expenses will not include any (x) Dissenting Shareholder Payments or (y) regular cash bonuses payable by KFI, KleinBank or their respective Subsidiaries to certain officers or employees of KFI, KleinBank or their respective Subsidiaries in the Ordinary Course of Business and consistent with past practices.

“Volume Weighted Average Price” as of any date means (a) the sum, for each of the fifteen (15) consecutive trading days ending on and including the trading day immediately preceding such date, of the product of (i) the closing price of Acquirer Common Stock as quoted on the NASDAQ for such trading day, multiplied by, (ii) the trading volume of Acquirer Common Stock reported on the NASDAQ for such trading day, divided by (b) the aggregate trading volume over such 15-day period.

The following terms not defined above are defined in the sections indicated below:

Definition	Defined
Acquirer	Preamble
Acquirer 10-K Reports	3.5(a)
Acquirer 10-Q Report	3.5(a)
Acquirer Bank	Recitals
Acquirer Market Value	8.1(c)(iii)
Acquirer Plans	6.5(d)
Acquirer Regulatory Reports	3.6
Affordable Care Act	4.20(k)
Agents	5.2(a)
ALLL	4.7(c)
Bank Holding Company Act	3.1(a)
Bank Merger	2.13
Bank Merger Agreement	2.13
Bank Regulatory Approvals	3.2(b)
Blue Sky Laws	3.2(b)
Calculation Date	8.1(c)(iii)
Call Report	4.5(b)
Change of KFI Board Recommendation	6.3(a)
Closing	2.10
Closing Date	2.2(d)
D&O Insurance	6.8(b)
Dissenting Shareholder	2.9(b)
Dissenting Shareholder Payments	2.9(d)
Dissenting Shares	2.9(c)
Effective Date	2.2(d)
Effective Time	2.2(d)
Environmental Law	4.13(b)
Exchange Act	3.2(b)
Exchange Ratio	2.4(a)
Expenses	8.3
FDIA	3.1(b)

Definition	Defined
FDIC	3.11
FRB	3.2(b)
Indemnified Party	6.8(a)
Indiana Articles of Merger	2.2(c)
Initial Acquirer Market Value	8.1(c)(iii)
Insurance Amount	6.8(b)
KFI	Preamble
KFI Annual Financial Statements	4.5(a)
KleinBank Common Stock	4.3(a)
KleinBank Annual Financial Statements	4.5(b)
KleinBank Financial Statements	4.5(b)
Kleins	ARTICLE 1
KFI Board Recommendation	6.3(a)
KFI Financial Statements	4.5(a)
KFI Regulatory Reports	4.9
KFI Shareholder Meeting	6.3(a)
Latest Balance Sheets	4.5(c)
Letter of Transmittal	2.8
Loan	5.1(c)(xix)
Lock Up Agreements	Recitals
Material Contracts	4.17(a)
MBCA	2.1
MDC	3.2(b)
Merger	Recitals
Merger Consideration	2.4(a)
Minnesota Articles of Merger	2.2(c)
Minnesota Banking Statutes	3.2(b)
OCC	3.2(b)
NASDAQ	3.2(b)
Proxy Statement/Prospectus	6.3(b)
Registration Statement	6.3(b)
Real Property	4.13(a)
REC	6.10
Related KleinBank Statements	4.5(b)
Related KFI Statements	4.5(a)
Related Statements	4.5(c)
Representatives	5.8(a)
Required Consents	5.6
Required KFI Shareholder Vote	4.2(a)
SEC	3.5(a)
SEC Reports	3.5(a)
Securities Act	3.2(b)
Shareholder Tax Liability	5.7(f)
Shareholder Voting Agreement	Recitals
Sandler	4.19
Surviving Corporation	2.1
Termination Date	8.1(b)(iii)
Transfer Tax	5.7(d)

ARTICLE 2

MERGER

2.1    The Merger. Under the terms of this Agreement and subject to the satisfaction or waiver of the conditions set forth in Article 7, at the Effective Time, KFI will be merged with and into Acquirer. Acquirer, in its capacity as the corporation surviving the Merger, is sometimes referred to herein as the “Surviving Corporation.” The Merger will be effected pursuant to the provisions of, and with the effect provided in, the Indiana Business Corporation Law, Indiana Code 23-1-40 and Section 302A.651 of the Minnesota Business Corporation Act (the “MBCA”).

2.2    Effect of Merger.

(a)    At the Effective Time, KFI will be merged with and into Acquirer, and the separate existence of KFI will cease. The Articles of Incorporation and the Bylaws of Acquirer, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation and the Bylaws of the Surviving Corporation, until the same may be amended as provided therein and in accordance with applicable Law. The directors and officers of Acquirer immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and will qualify.

(b)    At the Effective Time, the title to all assets, real estate and other property owned by KFI shall vest in the Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended, without reversion or impairment. At the Effective Time, all liabilities of KFI shall be assumed by the Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended.

(c)    To effect the Merger, on or before the Closing Date, the parties hereto will cause the Articles of Merger substantially in the form attached hereto as Exhibit B (the “Indiana Articles of Merger”) and Articles of Merger substantially in the form attached hereto as Exhibit C (the “Minnesota Articles of Merger”) relating to the Merger to be filed with the Indiana Secretary of State and the Secretary of State of Minnesota, respectively.

(d)    Upon the terms and subject to the conditions specified in this Agreement, unless otherwise mutually agreed to by the parties hereto, the closing date will occur on the last business day of the month following (i) the fulfillment of all conditions precedent to the Merger set forth in Article 7 of this Agreement and (ii) the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger (the “Closing Date”). Notwithstanding the foregoing, (i) if the Closing Date were to occur on the last business day of November, then the Closing Date will be the last business day of December, and (ii) the Closing Date will not occur prior to September 30, 2018. The Merger will be effective as of 12:01 a.m. on the first calendar day of the month following the Closing Date (the “Effective Date”) as specified in the Indiana Articles of Merger and the Minnesota Articles of Merger (the “Effective Time”).

2.3    Reservation of Right to Revise Structure. At Acquirer’s election, the Merger may alternatively be structured so that (a) KFI is merged with and into any other direct or indirect wholly-owned subsidiary of Acquirer or (b) any direct or indirect wholly-owned subsidiary of Acquirer is merged with and into KFI; provided, however, that no such change shall (x) alter or change the amount or kind of the Merger Consideration (as hereinafter defined) or the treatment of the holders of KFI Common Stock, (y) prevent KFI from obtaining the opinion of counsel referred to in Section 7.2(e) or otherwise cause the transaction to fail to qualify for the tax treatment described in Section 2.12 or (z) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders) in order to reflect such election.

2.4    Conversion of KFI Common Stock.

(a)    To effectuate the Merger, at the Effective Time, and without any further action of Acquirer, KFI or any holder of KFI Common Stock, each share of KFI Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares held as treasury stock of KFI, (ii) shares held directly or indirectly by Acquirer, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any, and (iii) Dissenting Shares (as hereinafter defined)) will be canceled and extinguished and be converted into and become a right to receive 7.92 shares (the “Exchange Ratio”) (as adjusted in accordance with the terms of this Agreement) of Acquirer Common Stock (the “Merger Consideration”).

(b)    Fractional shares of Acquirer Common Stock will be issued for KFI Converted Common Shares.

(c)    Each share of KFI Common Stock held as treasury stock of KFI or held directly or indirectly by Acquirer (other than shares held in a fiduciary capacity or in satisfaction of Indebtedness previously contracted) will be canceled, retired and cease to exist, and no exchange or payment will be made with respect thereto.

2.5    Adjustments to Acquirer Common Stock. If Acquirer changes (or establishes a record date for changing) the number of shares of Acquirer Common Stock issued and outstanding prior to the Effective Time by way of a stock split, stock dividend, extraordinary cash dividend, recapitalization, reclassification, combination, exchange of shares, readjustment or similar transaction with respect to the outstanding Acquirer Common Stock, and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be adjusted so the shareholders of KFI at the Effective Time shall receive, in the aggregate, such number of shares of Acquirer Common Stock representing the same percentage of outstanding shares of Acquirer Common Stock as would have been represented by the number of shares of Acquirer Common Stock the shareholders of KFI would have received if any of the foregoing actions had not occurred. No adjustment shall be made under this Section 2.5 solely as a result of Acquirer issuing additional shares of Acquirer Common Stock provided it receives fair market value consideration for such shares or such shares are issued in connection with the Acquirer employee benefit plans.

2.6    Adjustment to Exchange Ratio. At the Effective Time, the Exchange Ratio shall be adjusted, if applicable (which Exchange Ratio, as adjusted as provided below and in Section 2.5, shall become the “Exchange Ratio” for purposes of this Agreement), in accordance with this Section 2.6. If KFI Consolidated Shareholders’ Equity as of the Determination Date is less than Minimum Shareholders’ Equity, the Exchange Ratio shall be decreased to a quotient determined by dividing the Adjusted Stock Purchase Price by the total number of shares of KFI Common Stock outstanding at the Effective Time, and further dividing that number by the Acquirer Closing Date Stock Price.

2.7    Rights of Holders of KFI Common Stock; Capital Stock of Acquirer.

(a)    As of the Effective Time, each outstanding stock certificate which immediately prior to the Effective Time represented the KFI Converted Common Shares will be deemed for all purposes to evidence the right to receive the (i) Merger Consideration for each KFI Converted Common Share and (ii) any dividends or distributions which the holder thereof has the right to receive under Section 2.8(g). The record holder of such outstanding stock certificate will, after the Effective Time, be entitled to vote the shares of Acquirer Common Stock into which such shares of KFI Common Stock will have been converted on any matters on which the holders of record of Acquirer Common Stock, as of or on any date subsequent to the Effective Time, will be entitled to vote subject to compliance with Section 2.8. In any matters relating to such stock certificates, Acquirer may rely conclusively upon the record of shareholders maintained by KFI containing the names and addresses of the holders of record of KFI Common Stock at the Effective Time.

(b)    At and after the Effective Time, each share of capital stock of Acquirer issued and outstanding immediately prior to the Effective Time will remain an issued and existing share of capital stock of the Surviving Corporation and will not be affected by the Merger.

2.8    Payment and Exchange of Certificates.

(a)    Payment of Merger Consideration; Exchange of Certificates. As promptly as practicable after the Effective Time, but in no event later than five (5) Business Days thereafter, Acquirer will cause to be distributed to each holder of record of shares of KFI Common Stock immediately prior to the Effective Time which have been converted at the Effective Time into the right to receive the applicable Merger Consideration as provided in this Agreement a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to certificates shall pass only upon proper delivery of the certificates to Acquirer) with a form providing instructions and requesting usual and customary information necessary to facilitate the surrender of certificates representing such shares and effect the exchange for the Merger Consideration (including fractional shares) and any dividends or distributions which the holder thereof has the right to receive under Section 2.8(g) for each KFI Converted Common Share (a “Letter of Transmittal”). Upon receipt by Acquirer or a paying agent appointed by Acquirer of a properly completed and executed Letter of Transmittal, Acquirer or such paying agent shall cause a statement of ownership of book-entry shares representing the Merger Consideration (including fractional shares) to be delivered to such holder and payment of dividends or distributions which such holder shall be entitled to receive in the manner provided in the Letter of Transmittal. A Letter of Transmittal will be deemed received by Acquirer only if Acquirer shall have received a fully and properly completed and signed (including duly executed transmittal materials included in the Letter of Transmittal) Letter of Transmittal. No interest will be paid on any Merger Consideration that any such holder shall be entitled to receive pursuant to this Section upon such delivery.

(b)    The stock transfer books of KFI shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of KFI of any shares of KFI Common Stock.

(c)    Acquirer shall be entitled to rely upon KFI’s stock transfer books to establish the identity of those Persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any KFI Common Stock, Acquirer shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved from any and all liability with respect to any claims thereto.

(d)    Subject to the terms of this Agreement and the Letter of Transmittal, Acquirer, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of all Letters of Transmittal and compliance by any holder of KFI Common Stock with the exchange procedures set forth herein and (ii) the method of issuance and delivery of a statement of ownership of book-entry shares representing the number of shares of Acquirer Common Stock into which shares of KFI Common Stock are converted in the Merger.

(e)    Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of KFI Common Stock that are held as treasury stock of KFI or owned by Acquirer (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be cancelled and shall cease to exist and no stock of KFI or other consideration shall be exchanged therefor.

(f)    Lost Certificates. If any certificate representing KFI Converted Common Shares will have been lost, stolen or destroyed, Acquirer will issue and pay in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof in a form satisfactory to Acquirer or Acquirer’s paying agent, as applicable, the Merger Consideration for each KFI Converted Common Share.

(g)    Dividends. Until outstanding certificates formerly representing KFI Converted Common Shares are surrendered as provided in Section 2.8(a), no dividend or distribution payable to holders of record of shares of Acquirer Common Stock will be paid to any holder of such outstanding certificates, but upon surrender of such outstanding certificates by such holder, there will be paid to such holder the amount of any dividends or distributions (without interest) theretofore paid with respect to such whole shares of Acquirer Common Stock, but not paid to such holder, and which dividends or distributions had a record date occurring on or subsequent to the Effective Time.

(h)    Failure to Surrender Certificates. If outstanding certificates formerly representing KFI Converted Common Shares are not surrendered prior to the date on which the Merger Consideration to which any holder of such shares is entitled as a result of the Merger would otherwise escheat to or become the property of any Governmental Entity, the unclaimed Merger Consideration will, to the extent permitted by abandoned property and any other applicable Law, become the property of Acquirer (and to the extent not in Acquirer’s possession, will be paid over to Acquirer), free and clear of any and all claims or interest of any Person, provided notice to KFI’s representatives identified in Section 9.2 of any shares not surrendered is delivered at least sixty (60) days prior to such escheatment date. Notwithstanding the foregoing, neither Acquirer nor any other Person will be liable to any former holder of KFI Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or other similar Laws.

(i)    Full Satisfaction. The Merger Consideration issued and paid upon the surrender for exchange of each KFI Converted Common Share in accordance with the terms and conditions of this Agreement will be deemed to have been issued and paid in full satisfaction of all rights pertaining to such KFI Converted Common Share.

2.9    Dissenting Shares.

(a)    The holders of KFI Common Stock are entitled to dissenters’ rights under Section 302A.471 of the MBCA.

(b)    Notwithstanding any provision of this Agreement to the contrary, any shares of KFI Common Stock that are issued and outstanding and held by a Person (a “Dissenting Shareholder”) who has demanded and perfected a demand for payment of the fair value of his, her or its shares of KFI Common Stock in accordance with Section 302A.473 of the MBCA and, as of the Effective Time, has neither effectively withdrawn nor lost his, her or its right to such demand will not represent a right to receive Merger Consideration for any share of KFI Common Stock pursuant to Section 2.4 , but in lieu thereof the holder thereof will be entitled to only such rights as are granted by the MBCA.

(c)    Notwithstanding the provisions of Section 2.9(a), if any Dissenting Shareholder demanding payment of fair value of such Dissenting Shareholder’s shares of KFI Common Stock (“Dissenting Shares”) under the MBCA will effectively withdraw or lose (through failure to perfect or otherwise) such Dissenting Shareholder’s right to demand such payment, then, as of the Effective Time or the time of such withdrawal or loss, whichever occurs later, each Dissenting Share will automatically be converted into and represent only the right to receive the Merger Consideration as provided in Section 2.4 upon surrender of the certificate or certificates representing such Dissenting Shares.

(d)    KFI will give Acquirer prompt notice of any written objection by a Dissenting Shareholder to the Merger or any demands by a Dissenting Shareholder for payment of fair value of his, her or its shares of KFI Common Stock received by KFI in accordance with Section 302A.473 of the MBCA, and Acquirer will have the right, at its expense, to direct in all negotiations and proceedings with respect to such demands. KFI will not, except with the prior written consent of Acquirer or as otherwise required by Law, make any payment with respect to, settle, or offer to settle, any such demands. Acquirer will make any payments, settlement and offers of settlements to Dissenting Shareholders with respect to demands made pursuant to Section 302A.473 of the MBCA (“Dissenting Shareholder Payments”).

2.10    The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Acquirer located at One Main Street, Evansville, Indiana, or at a location otherwise agreed upon by Acquirer and KFI. The failure of the Closing at an agreed upon place and time will not ipso facto result in termination of this Agreement and will not relieve any party of any obligation under this Agreement.

(a)    Subject to the conditions set forth in this Agreement, on the Closing Date, KFI will deliver to Acquirer:

(i)    the certificate of KFI, dated the Closing Date, required by Section 7.3(c);

(ii)    the certificate of KFI, dated the Closing Date, required by Section 7.3(d);

(iii)    a certificate of KFI dated the Closing Date (A) stating the number of shares of KFI Common Stock outstanding immediately prior to the Effective Time, (B) stating that there are no other shares of capital stock of KFI or options, warrants, rights to acquire or securities convertible into capital stock of KFI, outstanding as of the Closing Date and (C) the number of the Dissenting Shares;

(iv)    duly executed copies of all Required Consents;

(v)    a certificate of the secretary or an assistant secretary of KleinBank, dated the Closing Date, certifying as to a copy of the text of the resolutions adopted by the board of directors of KleinBank, and by KFI as the sole shareholder of KleinBank, authorizing the Bank Merger;

(vi)    a certificate of the secretary or an assistant secretary of KFI, dated the Closing Date, certifying as to a copy of the text of the resolutions adopted by the board of directors of KFI terminating the KFI 401(k) and freezing the KFI Deferred Compensation Arrangements as provided in Sections 6.5(b) and 6.5(c), respectively;

(vii)    certificates representing all outstanding shares of KleinBank Common Stock, which will be free of any Encumbrance;

(viii)    the minute books, stock transfer records, corporate seal and other materials related to the corporate administration of KFI, KleinBank and their respective Subsidiaries;

(ix)    certificates dated as of a date not earlier than the third (3rd) Business Day prior to the Closing Date executed by appropriate officials of the State of Minnesota as to the good standing of KFI, KleinBank and their respective Subsidiaries;

(x)    a duly executed Foreign Investment in Real Property Tax Act of 1980 (FIRPTA) statement for purposes of satisfying Acquirer’s obligations under Section 1.1445-2(c) of the Treasury Regulations;

(xi)    such other certificates, documents and instruments that Acquirer reasonably requests for the purpose of (1) evidencing the accuracy of the representations and warranties of KFI, (2) evidencing the performance and compliance by KFI with agreements contained in this Agreement, (3) evidencing the satisfaction of any condition referred to in Section 7.3 or (4) otherwise facilitating the consummation of the transactions contemplated by this Agreement;

(xii)    a certificate of KFI Consolidated Shareholders’ Equity as of the Determination Date from KFI’s outside, independent certified public accountants; and

(b)    Subject to the conditions set forth in this Agreement, on the Closing Date, Acquirer will deliver to KFI:

(i)    the certificate of Acquirer, dated the Closing Date, required by Section 7.2(c);

(ii)    the certificate of Acquirer, dated the Closing Date, required by Section 7.2(d); and

(iii)    such other certificates, documents and instruments that KFI reasonably requests for the purpose of (1) evidencing the accuracy of the representations and warranties of Acquirer, (2) evidencing the performance and compliance by Acquirer with agreements contained in this Agreement, (3) evidencing the satisfaction of any condition referred to in Section 7.2 or (4) otherwise facilitating the consummation of the transactions contemplated by this Agreement.

2.11    Withholding. Acquirer or its paying agent will be entitled to deduct and withhold, from the Merger Consideration otherwise payable pursuant to this Agreement, any amounts required to be withheld or deducted with respect to such consideration under any applicable provisions of all Laws relating to Taxes (including the Code). Acquirer or its paying agent, as applicable, will remit such withheld amounts (or the cash equivalent value with respect to any such withheld shares of Acquirer Common Stock) to the appropriate Governmental Entity in accordance with applicable Law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Entity, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of KFI Common Stock in respect of which such deduction and withholding was made.

2.12    Tax-Free Reorganization. The acquisition contemplated by this Agreement is intended to be a reorganization within the meaning of Section 368(a)(1) of the Code and Treasury Regulations promulgated thereunder, and this Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code. Each party to this Agreement agrees to treat this acquisition as a reorganization within the meaning of Section 368(a)(1) of the Code and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the Treasury Regulations under Section 368 of the Code, unless and until, as to such party, there is a determination, within the meaning of Section  1313 of the Code and the Treasury Regulations thereunder, that such treatment is not correct.

2.13     Bank Merger. KFI and Acquirer agree to take all action necessary and appropriate, including entering into a plan of merger (the “Bank Merger Agreement”) substantially in the form attached hereto as Exhibit A, to cause KleinBank to merge with and into Acquirer Bank (the “Bank Merger”) in accordance with the applicable laws and regulations effective simultaneous with the consummation of the Merger. At the effective time of the Bank Merger, the separate corporate existence of KleinBank will terminate. Acquirer Bank will be the surviving bank and will continue its corporate existence under applicable law. The articles of association of Acquirer Bank, as then in effect, will be the articles of association of the surviving bank, and the Bylaws of Acquirer Bank, as then in effect, will be the Bylaws of the surviving bank.

2.14    Absence of Control. Subject to any specific provisions of the Agreement, it is the intent of the parties to this Agreement that neither Acquirer nor KFI by reason of this Agreement shall be deemed (until consummation of the transactions contemplated here) to control, directly or indirectly, the other party or any of its respective Subsidiaries and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party or any of its respective Subsidiaries.

2.15    Additional Actions. If, at any time after the Effective Time, Acquirer will consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper to: (a) vest, perfect or confirm, of record or otherwise, in Acquirer its right, title or interest in or to or under any of the rights, privileges, powers, franchises, properties or assets of KFI, KleinBank or their respective Subsidiaries or (b) otherwise carry out the purposes of this Agreement, Acquirer and its proper officers and directors or their designees will be authorized to execute and deliver, in the name and on behalf of KFI, KleinBank and their respective Subsidiaries, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of KFI, KleinBank and their respective Subsidiaries, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm Acquirer’s right, title or interest in or to or under any of the rights, privileges, powers, franchises, properties or assets of KFI, KleinBank and their respective Subsidiaries and otherwise to carry out the purposes of this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF ACQUIRER

On or prior to the date hereof, Acquirer has delivered to KFI a schedule (the “Acquirer Disclosure Schedule”) setting forth, among other things, items the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article 3.

Accordingly, Acquirer hereby represents and warrants to KFI as follows, except as set forth in the Acquirer Disclosure Schedule:

3.1    Organization and Qualification.

(a)    Acquirer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Indiana, and it has the requisite corporate power to carry on its business as now conducted. Acquirer is registered as a bank holding company under Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). Acquirer is licensed or qualified to do business in every jurisdiction in which the nature of its business or its ownership or property requires it to be licensed or qualified, except where the failure to be so licensed or qualified would not have or would not be reasonably expected to have a Material Adverse Effect on Acquirer. The copies of the Articles of Incorporation and Bylaws of Acquirer which have been provided to KFI prior to the date of this Agreement are correct and complete and reflect all amendments made thereto. Acquirer is not in violation of any provision of its Articles of Incorporation or Bylaws.

(b)    Acquirer Bank is a national bank association authorized to transact business as a bank in and, duly organized, validly existing and in good standing under the Laws of the United States. Acquirer Bank has the requisite corporate power and authority (including all material Governmental Authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. Acquirer Bank is an insured bank as defined in the Federal Deposit Insurance Act, as amended (the “FDIA”). The nature of the business of Acquirer Bank does not require it to be qualified to do business in any jurisdiction. Except as disclosed on the Acquirer Disclosure Schedule, Acquirer Bank has no Subsidiaries and no equity interest, direct or indirect, in any bank or corporation or in any limited liability company, partnership, joint venture or other business enterprise or entity, except as acquired through settlement of Indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity. The copies of the Articles of Incorporation and Bylaws of Acquirer Bank which have been provided to KFI prior to the date of this Agreement are correct and complete and reflect all amendments made thereto. Acquirer Bank is not in violation of any provision of its Articles of Incorporation or Bylaws.

(c)    Other Acquirer Subsidiaries. Each Acquirer Subsidiary other than Acquirer Bank is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

3.2    Authority Relative to this Agreement; Non-Contravention.

(a)    Acquirer has the requisite corporate power and authority to enter into this Agreement and the Ancillary Documents (to which Acquirer is a party) and to carry out its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.1(a) and 7.1(e) hereof, and thereunder. The execution and delivery of this Agreement and such Ancillary Documents by Acquirer and the consummation by Acquirer of the transactions contemplated hereby and thereby have been duly authorized by the board of directors of Acquirer. No other corporate proceedings on the part of Acquirer are necessary to authorize this Agreement, the Ancillary Documents (to which Acquirer is a party), or to consummate the Merger and the transactions contemplated by this Agreement. This Agreement and the Ancillary Documents (to which Acquirer is a party) have been duly executed and delivered by Acquirer and constitute a valid and binding obligation of Acquirer, subject to the fulfillment of the conditions precedent set forth in Sections 7.1(a) and 7.1(e) hereof, enforceable in accordance with their terms, subject to the Remedies Exception. Acquirer is not subject to, or obligated under, any provision of (a) its Articles of Incorporation or Bylaws, (b) any Contract, (c) any license, franchise or permit or (d) subject to obtaining the approvals referred to in the Section 3.2(b), any Law, order, judgment or decree, which (x) would be breached or violated, or in respect of which a right of termination or acceleration or any Encumbrance on any of its assets would be created, by the execution, delivery or performance of this Agreement and the Ancillary Documents, or the consummation of the transactions contemplated hereby and thereby and (y) reasonably would be expected to have a Material Adverse Effect.

(b)    Other than in connection with obtaining any approvals or waivers from the Board of Governors of the Federal Reserve System (the “FRB”) for the Merger required under the Bank Holding Company Act, any approvals from the Minnesota Department of Commerce (the “MDC”) for the change in control of the ownership of KleinBank or the Bank Merger required under Sections 46.048 and 49.33 of the Revised Statutes of Minnesota (the “Minnesota Banking Statutes”) and any approvals from the Office of the Comptroller of the Currency (the “OCC”) for the Bank Merger required under Bank Merger Act (such approvals or waivers under the Bank Holding Company Act, the Minnesota Banking Statutes, and the Bank Merger Act being herein collectively referred to as the “Bank Regulatory Approvals”); approvals to issue Acquirer Common Stock under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”), under state securities or blue sky laws and the rules and regulations thereunder (“Blue Sky Laws”), and under the rules of the NASDAQ Global Market (“NASDAQ”); filings with respect to the Merger under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”); the filing with respect to the Merger of the Minnesota Articles of Merger with the Secretary of State of Minnesota and with respect to the Bank Merger of a certificate of merger with the MDC; no authorization, consent or approval of, or filing with, any Governmental Entity is necessary on the part of Acquirer for the consummation by it of the transactions contemplated by this Agreement.

3.3    Validity of Acquirer Common Stock. The shares of Acquirer Common Stock to be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrance. Such shares of Acquirer Common Stock will be authorized for listing on the NASDAQ or other national securities exchange upon official notice of issuance. The shares of Acquirer Common Stock to be issued pursuant to this Agreement will be free of any preemptive rights of the shareholders of Acquirer or any other Person. The shares of Acquirer Common Stock to be issued pursuant to this Agreement will not be subject to any restrictions on transfer arising under the Securities Act; provided, however, that any holders of such shares who become employees of Acquirer or any of its Subsidiaries will be subject to Acquirer’s insider trading policies (including the “black-out” periods relating to the trading of shares of Acquirer Common Stock) to the extent such employees are covered by such insider trading policies.

3.4    Capital Stock.

(a)    The authorized capital stock of Acquirer consists of 300,000,000 shares of Acquirer Common Stock, of which approximately 152,172,000 shares were issued and outstanding as of March 31, 2018, and 2,000,000 shares of preferred stock without par value, none of which are outstanding as of the date hereof.

(b)    Subject to 12 U.S.C. § 55, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Acquirer Subsidiary is owned by Acquirer free and clear of all liens, pledges, charges, claims, Encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.

(c)    Except as disclosed in its SEC Reports, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements, investment units or subscription rights relating to any shares of Acquirer Common Stock or any of Acquirer’s Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of Acquirer or its Subsidiaries, by which Acquirer is or may become bound. Acquirer does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of Acquirer Common Stock. To the Knowledge of Acquirer, there are no voting trusts, voting arrangements, buy-sell agreements or similar arrangements affecting the capital stock of Acquirer or its Subsidiaries.

(d)    Except as disclosed in its SEC Reports, Acquirer has no Knowledge of any Person which beneficially owns (as defined in Rule 13d-3 under the 1934 Act) 5% or more of its outstanding shares of common stock.

3.5    Exchange Act Reports.

(a)    Prior to the execution of this Agreement, unless publicly available, Acquirer has made available to KFI complete and accurate copies of (i) Acquirer’s Annual Reports on Form 10-K for the years ended December 31, 2015, 2016 and 2017, as amended (the “Acquirer 10-K Reports”), as filed under the Exchange Act with the Securities and Exchange Commission (the “SEC”), (ii) all Acquirer proxy statements and annual reports to shareholders used in connection with meetings of Acquirer shareholders held since January 1, 2015 and (iii) Acquirer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (the “Acquirer 10-Q Report”), as filed under the Exchange Act with the SEC (all such 10-K, 10-Q, proxy statements and any other reports or filings with the SEC collectively referred to as the “SEC Reports”). As of their respective dates, the SEC Reports (together with all other material reports and statements (including any amendments required to be made with respect thereto) which have not been superseded by the Acquirer Form 10-K Reports, the Acquirer Form 10-Q Report and Acquirer’s most recent proxy statement) that Acquirer was required to file with the SEC pursuant to the Exchange Act after January 1, 2015, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, at the time and in light of the circumstances under which they were made, not misleading and (y) complied as to form in all material respects with the applicable Laws and rules and regulations of the SEC. Since January 1, 2015, Acquirer has filed all reports that it was required to file with the SEC pursuant to the Exchange Act.

(b)    Acquirer’s financial statements (including any footnotes thereto) contained in the Acquirer 10-K Reports and the Acquirer 10-Q Report were prepared in accordance with GAAP (except that the financial statements set forth in the Acquirer 10-Q Report may not contain all notes required by GAAP and are subject to year-end adjustments, none of which is material) and fairly present the consolidated financial position of Acquirer and its Subsidiaries as of the dates thereof and the consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended.

3.6    Reports and Filings. Since January 1, 2017, Acquirer and each of its Subsidiaries has filed each report or other filing that it was required to file with any federal or state banking, bank holding company or other applicable Governmental Entity having jurisdiction over it, including the FRB, the OCC and any applicable state bank regulatory authorities (together with all exhibits thereto, the “Acquirer Regulatory Reports”). Acquirer has provided or made available to KFI copies of all Acquirer Regulatory Reports filed since January 1, 2017 that it is permitted to provide consistent with and under applicable Law. As of their respective dates or as subsequently amended prior to the date hereof, each Acquirer Regulatory Report was true and correct in all material respects and complied in all material respects with applicable Laws.

3.7    Compliance with Laws, Permits.

(a)    Acquirer and each of its Subsidiaries is, and at all times since January 1, 2014 has been, in compliance in all material respects with all Laws, Governmental Orders or Governmental Authorizations, including (to the extent applicable) the Bank Holding Company Act, the FDIA, the Occupational Safety and Health Act of 1970, the Home Owners Loan Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act of 1975, the Fair Housing Act, the Equal Credit Opportunity Act and the Federal Reserve Act, each as amended, and any other applicable Governmental Order or Governmental Authorization regulating or otherwise affecting bank holding companies, banks and banking, except where such lack of compliance would not have a Material Adverse Effect on Acquirer or the consummation of the Merger or other transactions contemplated by this Agreement.

(b)    Since January 1, 2014, neither Acquirer nor any of its banking Subsidiaries has been advised of, and, to the Knowledge of Acquirer, no facts or circumstances exist that could reasonably be expected to cause Acquirer or any of its banking Subsidiaries to be deemed to be operating in violation of any provision of the Bank Secrecy Act, the USA PATRIOT Act of 2001 or any Governmental Order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering Law or Governmental Order issued with respect to economic sanctions programs by the U.S. Department of the Treasury’s Office of Foreign Assets Control, except where such violation would not have a Material Adverse Effect on Acquirer or the consummation of the Merger or other transactions contemplated by this Agreement.

(c)    Since January 1, 2014, Acquirer and each of its Subsidiaries has held all material Governmental Authorizations required for the conduct of its business, except where such failure to hold same would not have a Material Adverse Effect on Acquirer or the consummation of the Merger or other transactions contemplated by this Agreement.

(d)    Since January 1, 2014 and as of the date hereof, neither Acquirer nor any of its Subsidiaries nor any of their respective properties is a party to or is subject to any order, decree, directive, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from any Bank Regulator, nor has Acquirer or any of its Subsidiaries adopted any policies, procedures or board resolutions at the request or suggestion of, any Bank Regulator, except for policies and procedures adopted in the ordinary course which would not have a Material Adverse Effect on Acquirer or the consummation of the Merger or other transactions contemplated by this Agreement. Acquirer and its Subsidiaries have paid all assessments made or imposed by any Bank Regulator.

(e)    As of the date hereof, neither Acquirer nor any of its Subsidiaries has been advised by, nor does it have any Knowledge of facts which could give rise to an advisory notice by, any Bank Regulator that such Bank Regulator is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, directive, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission or any request for the adoption of any policy, procedure or board resolution.

(f)    No Governmental Entity has initiated since December 31, 2014 or has pending, any proceeding, enforcement action or, to the Knowledge of Acquirer, investigation or inquiry into the business, operations, policies, practices or disclosures of either Acquirer or any of its Subsidiaries (other than normal examinations conducted by a Bank Regulator in the ordinary course of the business of Acquirer and its banking Subsidiaries), or, to the Knowledge of Acquirer, threatened any of the foregoing and (ii) there is no unresolved violation, criticism, comment or exception by any Bank Regulator with respect to any report or statement relating to any examinations or inspections of Acquirer or any of its Subsidiaries.

3.8    Regulatory Approvals, Orders and Agreements. As of the date hereof, Acquirer is not aware of any fact or circumstance relating to it or Acquirer Bank that would materially impede or delay receipt of any Bank Regulatory Approvals or that would likely result in the Bank Regulatory Approvals not being obtained. As of the date hereof, neither Acquirer nor Acquirer Bank is subject to any Governmental Order, written agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory agreement letter from, or has adopted any board resolutions at the request of, any Governmental Entity that would reasonably be expected to impair the ability of Acquirer to obtain the Bank Regulatory Approvals in a timely fashion or to operate Acquirer Bank in the Ordinary Course of Business after the Merger.

3.9    Certain Tax Matters. Neither Acquirer nor any Affiliate has taken or agreed to take any action, or knows of any circumstances, that would prevent the acquisition contemplated by this Agreement from qualifying as a reorganization within the meaning of Section 368(a)(1) of the Code.

3.10    Litigation. There is no Litigation pending against or, to the Knowledge of Acquirer, threatened against Acquirer or its Subsidiaries, and no Governmental Order to which Acquirer or its Subsidiaries is subject, that (a) in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement or (b) individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Acquirer or Acquirer Bank.

3.11    Deposit Insurance. The deposits of each Acquirer Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) in accordance with the FDIA, as amended, to the fullest extent provided by applicable law.

3.12    Books and Records, Internal Controls.

(a)    The books and records of Acquirer are, in all material respects, complete, correct and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of Acquirer on a consolidated basis set forth in the financial statements included in the SEC Reports.

(b)    Acquirer and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c)    Since December 31, 2016, (i) through the date hereof, neither Acquirer nor its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Acquirer or its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Acquirer or its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Acquirer or its Subsidiaries, whether or not employed by Acquirer or its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Acquirer or its Subsidiaries or any of their respective officers, directors, employees or agents to the board of directors of Acquirer or its Subsidiaries or any committee thereof or to any director or officer of Acquirer or its Subsidiaries.

3.13    NASDAQ Global Market. Acquirer is in compliance in all material respects with the applicable listing rules and corporate governance rules and regulations of NASDAQ.

3.14    No Brokers or Finders. Except for fees and other compensation payable to Acquirer’s attorneys, accountants and Keefe, Bruyette & Woods, Inc., there are no claims for brokerage commissions, finders’ fees, investment advisory fees or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of Acquirer or any of its Subsidiaries.

3.15    No Other Representations or Warranties. The representations and warranties of Acquirer contained in this Agreement do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. There is no fact known to Acquirer that has not been disclosed to KFI pursuant to this Agreement and the Acquirer Disclosure Schedule or in the course of KFI’s due diligence investigation that would have or would reasonably be expected to have a Material Adverse Effect on Acquirer or Acquirer Bank, or materially adversely affect the consummation of the transactions contemplated hereby.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF KFI

On or prior to the date hereof, KFI has delivered to Acquirer a schedule (the “KFI Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article 4 or to one or more of its covenants contained in Article 5. Accordingly, KFI hereby represents and warrants to Acquirer that, except as described in the KFI Disclosure Schedule:

4.1    Organization and Qualification.

(a)    KFI is a corporation duly organized, validly existing and in good standing under the Laws of the State of Minnesota, and has the requisite corporate power to carry on its business as now conducted. KFI is a financial holding company registered under the Bank Holding Company Act. KFI has previously provided Acquirer with a complete list of its Subsidiaries. KFI is, and as of the Closing Date will be, the lawful record and beneficial owner of all of the issued and outstanding stock of KleinBank, free and clear of any Encumbrance The copies of the Articles of Incorporation and Bylaws of KFI and any similar governing documents for each of KFI’s Subsidiaries, which have been previously provided to Acquirer, are correct and complete and reflect all amendments made thereto. KFI is not in violation of any provisions of its Articles of Incorporation and Bylaws.

(b)    KleinBank is a Minnesota banking corporation authorized to conduct business as a bank in Minnesota and duly organized, validly existing and in good standing under the Laws of the State of Minnesota. KleinBank has the requisite corporate power and authority (including all material Governmental Authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. KleinBank is an insured bank as defined in the FDIA. Except as previously disclosed to Acquirer, KleinBank has no Subsidiaries. KleinBank is not qualified to do business in any jurisdiction other than the State of Minnesota. KleinBank has not received any written or oral notice or other communication from any Governmental Entity that the nature of the business of KleinBank requires it to be qualified to do business in any jurisdiction other than the State of Minnesota. The copies of the Articles of Incorporation and Bylaws of KleinBank, which have been provided to Acquirer prior to the date of this Agreement, are correct and complete and reflect all amendments made thereto. KleinBank is not in violation of any provisions of its Articles of Incorporation and Bylaws.

(c)    Each of KFI’s Subsidiaries other than KleinBank is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

4.2    Authority Relative to this Agreement; Non-Contravention.

(a)    KFI has the requisite corporate power and authority to enter into this Agreement and the Ancillary Documents (to which KFI is a party), and to carry out its obligations hereunder and thereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.1(a) and 7.1(e). The execution and delivery of this Agreement and such Ancillary Documents by KFI and the consummation by KFI of the transactions contemplated hereby and thereby have been duly authorized by the board of directors of KFI. Other than the approval of the Merger by holders of at least a majority of the number of issued and outstanding shares of KFI Common Stock as of the record date for the KFI Shareholder Meeting (the “Required KFI Shareholder Vote”), no other corporate proceedings on the part of KFI are necessary to authorize this Agreement, or the Ancillary Documents (to which KFI is a party), or to consummate the Merger or any other transactions contemplated hereby or thereby.

(b)    This Agreement and the Ancillary Documents (to which KFI is a party) have been duly executed and delivered by KFI and constitute a valid and binding obligation of KFI, enforceable in accordance with its terms, subject to the Remedies Exception. Neither KFI, nor KleinBank nor any of their respective Subsidiaries is subject to, or obligated under, any provision of (i) its Articles of Incorporation, Bylaws or other governing documents, (ii) any Contract, except for any Contracts for which Required Consents must be obtained pursuant to Section 7.3(f) or Contracts that expire or are terminated prior to the Effective Time, (iii) any license, franchise or permit or (iv) subject to obtaining the approvals referred to in Section 4.2(c), any Law, order, judgment or decree, which (A) would be breached or violated, or in respect of which a right of termination or acceleration or any Encumbrance on any of its assets would be created, by the execution, delivery or performance of this Agreement and the Ancillary Documents, or the consummation of the transactions contemplated hereby and thereby and (B) that could reasonably be expected to have a Material Adverse Effect.

(c)    Other than the Bank Regulatory Approvals, the filing of the Indiana Articles of Merger and the Minnesota Articles of Merger, no Governmental Authorization is necessary on the part of either of KFI, KleinBank or their respective Subsidiaries for the consummation by KFI of the transactions contemplated by this Agreement and the Ancillary Documents.

4.3    Capitalization.

(a)    The authorized capital stock of KFI consists of 12,000,000 shares of KFI Common Stock, no par value per share. As of March 31, 2018, 2,875,206 shares of KFI Common Stock were issued and outstanding, of which 2,822,000 were voting shares and 53,206 were non-voting shares. The authorized capital stock of KleinBank consists of 2,000 shares of Common Stock, $100.00 par value per share (“KleinBank Common Stock”). Of the authorized shares of KleinBank Common Stock, 2,000 shares of KleinBank Common Stock are issued and outstanding. The issued and outstanding shares of KFI Common Stock and KleinBank Common Stock are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights. KFI has no capital stock authorized, issued or outstanding other than as described in this Section 4.3 and has no intention or obligation to authorize or issue any other capital stock or any additional shares of KFI Common Stock. There are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements, subscription rights or conversion privileges or other rights or Contracts obligating KFI or its Subsidiaries to issue, sell, purchase or redeem any shares of its capital stock, membership interests or securities or obligations of any kind convertible into or exchangeable for any shares of its capital stock or membership interests, nor are there any stock appreciation, phantom or similar rights outstanding based upon the book value or any other attribute of any of capital stock or membership interest of KFI or any of its Subsidiaries, or the earnings or other attributes of KFI or KleinBank.

(b)    Set forth on the KFI Disclosure Schedule is a list of all KFI Subsidiaries and all KleinBank Subsidiaries. All of the issued and outstanding shares of capital stock or other equity ownership interests of each KFI Subsidiary is owned by KFI free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other Person with respect thereto. All of the issued and outstanding shares of capital stock or other equity ownership interests of each KleinBank Subsidiary is owned by KleinBank free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.

4.4    Outstanding KFI Common Stock. The KFI Disclosure Schedule sets forth, for all of the issued and outstanding shares of KFI Common Stock, (a) the name of the holder of such shares, (b) the number of shares of KFI Common Stock owned by each such holder and (c) the domicile address of each such holder. Except for the Shareholder Voting Agreement, and other documents set forth on the KFI Disclosure Schedule there are no shareholder agreements, voting agreements, proxies, voting trusts or other understandings, agreements or commitments with or among one or more of such shareholders with respect to the voting, disposition or other incidents of ownership of any shares of KFI Common Stock, including any agreement that provides for preemptive rights or imposes any limitation or restriction on KFI Common Stock, including any restriction on the right of a shareholder to vote, sell or otherwise dispose of such KFI Common Stock.

4.5    Financial Statements.

(a)    Prior to the execution of this Agreement, KFI has made available to Acquirer copies of its audited consolidated balance sheets as of December 31, 2015, 2016 and 2017 and the related statements of operations, changes in shareholders’ equity and cash flows for the years then ended (collectively, together with any notes thereto, the “KFI Annual Financial Statements”). KFI has made available to Acquirer copies of its unaudited Consolidated Financial Statements for Holding Companies (FR-Y-9C) for the quarter ended March 31, 2018 (the “Related KFI Statements”). The KFI Annual Financial Statements, the Related KFI Statements are collectively referred to as the “KFI Financial Statements.” The KFI Financial Statements are based upon the books and records of KFI and its Subsidiaries. The KFI Annual Financial Statements are audited financial statements and have been prepared in accordance with GAAP, except as otherwise indicated in such financial statements and in any accountants’ notes or reports with respect to such financial statements. The KFI Annual Financial Statements fairly present in all material respects the consolidated financial position of KFI as of the dates thereof and the consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended. The Related KFI Statements have been prepared in accordance with the instructions of the FRB and in accordance with such instructions, fairly present in all material respects the consolidated financial position of KFI as of the dates thereof and the consolidated results of operations and changes in shareholders’ equity for the three-month period then ended.

(b)    Prior to the execution of this Agreement, KFI has made available to Acquirer copies of the Consolidated Reports of Condition and Income (“Call Report”) of KleinBank as of December 31, 2015, 2016 and 2017 (collectively the “KleinBank Annual Financial Statements”). KFI has made available to Acquirer copies of the Call Report of KleinBank as of March 31, 2018 (the “Related KleinBank Statements”). The KleinBank Annual Financial Statements and the Related KleinBank Statements are collectively referred to herein as the “KleinBank Financial Statements.” The KleinBank Financial Statements have been prepared in accordance with Regulatory Accounting Principles and the instructions for the preparation of such Call Reports, and in accordance with the foregoing, fairly present the financial position of KleinBank and its Subsidiaries as of the dates thereof and the results of operations and changes in shareholder’s equity for the periods then ended.

(c)    The consolidated balance sheet included in the Related KFI Financial Statements and the bank balance sheet included in the Related KleinBank Statements are collectively referred to as the “Latest Balance Sheets,” and the Related KFI Statements and the Related KleinBank Statements are collectively referred to as the “Related Statements.”

(d)    Since December 31, 2017 on a consolidated basis KFI and its Subsidiaries have not incurred any material liability other than in the Ordinary Course of Business consistent with past practice or for Transaction Expenses.

4.6    Absence of Undisclosed Liabilities. Except as set forth in the KFI Disclosure Schedule, neither KFI nor any of its Subsidiaries has or will have at the Effective Time any material obligation, agreement, contract, commitment, Liability, lease or license of any nature required to be disclosed in accordance with GAAP, whether or not accrued, contingent or otherwise, whether known or unknown and whether due or to become due which exceeds $250,000 individually, $500,000 in the aggregate or any obligation, agreement, contract, commitment, Liability, lease or license made outside of the Ordinary Course of Business, except where the aggregate of the amount due under such obligations, agreements, contracts, commitments, Liability, leases or licenses would not have a Material Adverse Effect on KFI, except (a) as reflected or expressly reserved against in the Latest Balance Sheets, (b) obligations, agreements, contracts, commitments, Liabilities, leases or licenses that have arisen after the date of the Latest Balance Sheets in the Ordinary Course of Business or (c) obligations under any Contract listed on the KFI Disclosure Schedule to this Agreement. Neither KFI nor any of its Subsidiaries is delinquent in the payment of any amount due pursuant to any trade payable in any material respect, and each has properly accrued for such payables in accordance with GAAP, except where the failure to so accrue would not constitute a Material Adverse Effect on KFI.

4.7    Loans and Investments.

(a)    KFI has provided Acquirer with a list of each loan by KleinBank that has been classified by regulatory examiners or management as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss” or that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability as of March 31, 2018. The most recent loan watch list of KleinBank and a list of all loans which have been determined to be thirty (30) days or more past due with respect to principal or interest payments or has been placed on nonaccrual status has also been provided by KFI to Acquirer.

(b)    All loans reflected in the KFI Financial Statements as of March 31, 2018, and which have been made, extended, renewed, restructured, approved, amended or acquired since March 31, 2018: (i) have been made for good, valuable and adequate consideration in the Ordinary Course of Business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors’ rights; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be and (iv) if secured by collateral, are secured by perfected security interests or recorded mortgages naming KleinBank as the secured party or mortgagee (unless by written agreement to the contrary).

(c)    The allowance for possible loan and lease losses (“ALLL”) and the carrying value for real estate owned which are shown on the KFI Financial Statements are, in the judgment of management of KFI, adequate in all material respects under the requirements of GAAP to provide for possible losses on loans and leases outstanding and real estate owned as of the respective dates.

(d)    None of the investments reflected in the KFI Financial Statements as of and for the period ended March 31, 2018, and none of the investments made by KFI or KleinBank since March 31, 2018, are subject to any restriction, whether contractual or statutory, which materially impairs the ability of such KFI or KleinBank to dispose freely of such investment at any time. Neither KFI nor KleinBank is a party to any repurchase agreements with respect to securities.

(e)    Except as set forth in the KFI Disclosure Schedule, and except for customer deposits, ordinary trade payables, federal funds purchased, customer repurchase agreements and Federal Home Loan Bank borrowings, neither KFI nor any of its Subsidiaries has, and neither will have at the Effective Time, any indebtedness for borrowed money.

(f)    Notwithstanding the foregoing representations or any other representation contained in this Agreement, KFI makes no representation or warranty as to the collectability of any of the loans reflected in the KFI Financial Statements as a result of any borrower’s financial inability to pay any such loan or the adequacy or value of collateral securing any such loan.

4.8    Deposit Insurance. The deposits of KleinBank are insured by the FDIC in accordance with the FDIA, as amended, to the fullest extent provided by applicable law and KFI or KleinBank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

4.9    Reports and Filings. Since January 1, 2017, each of KFI and KleinBank has filed each report or other filing that it was required to file with all Bank Regulators or other applicable Governmental Entity having jurisdiction over it (together with all exhibits thereto, the “KFI Regulatory Reports”). KFI has provided or made available to Acquirer copies of all of KFI Regulatory Reports that it is permitted to provide consistent with and under applicable Law. As of their respective dates or as subsequently amended prior to the date hereof, each of KFI Regulatory Reports was true and correct in all material respects and complied in all material respects with applicable Laws.

4.10    Subsidiaries; Interests in LLCs; Off Balance Sheet Arrangements.

(a)    Except for the KleinBank Common Stock owned by KFI, neither KFI nor KleinBank owns any stock, limited liability company membership units, partnership interests or any other equity security issued by any other Person, except for the Subsidiaries identified on the KFI Disclosure Schedule and other securities owned by KleinBank in the Ordinary Course of Business.

(b)    Except as set forth on the KFI Disclosure Schedule, neither KFI nor any of its Subsidiaries is a party to or member or partner of, or has any commitment to become a party to or member or partner of, any joint venture, off balance sheet limited liability company, off balance sheet partnership or any similar off balance sheet entity, including any structured finance, special purpose or limited purpose entity or Person, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or of any material Liabilities of, either KFI or any of its Subsidiaries.

4.11    Books and Records, Internal Controls.

(a)    The books and records of KFI are, in all material respects, complete, correct and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of KFI on a consolidated basis set forth in the KFI Financial Statements.

(b)    None of KFI’s or its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or KFI’s Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. KFI and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c)    Except as set forth in the KFI Disclosure Schedule, KleinBank (x) has implemented and maintains disclosure controls and procedures (consistent with the requirements of 12 C.F.R. Part 363) to ensure that material information relating to KleinBank, is made known to the chief executive officer and the chief financial officer of KleinBank and KFI by others within those entities and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to KFI’s outside auditors and the audit committee of KleinBank’s board of directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect KleinBank’s or KFI’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in KleinBank’s internal controls over financial reporting. These disclosures were made in writing by management to KleinBank’s auditors and audit committee and a copy has previously been made available to Acquirer.

(d)    Except as set forth in the KFI Disclosure Schedule, since December 31, 2016, (i) through the date hereof, neither KFI nor any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of KFI or any KFI Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that KFI or any KFI Subsidiary has engaged in questionable accounting or auditing practices and (ii) no attorney representing KFI or any of its Subsidiaries, whether or not employed by KFI or such Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by KFI or any KFI Subsidiary or any of their respective officers, directors, employees or agents to the board of directors of KFI or any KFI Subsidiary or any committee thereof or to any director or officer of KFI or any KFI Subsidiary.

4.12    Absence of Certain Developments. Except as contemplated or required by this Agreement or as set forth in the Latest Balance Sheets, the Related Statements or on the KFI Disclosure Schedule, since March 31, 2018, neither KFI nor KleinBank nor any of their respective Subsidiaries has:

(a)    experienced any events, changes, developments or occurrences which have had, or are reasonably likely to have, a Material Adverse Effect on KFI;

(b)    issued or sold any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations and investment securities in the Ordinary Course of Business;

(c)    redeemed, purchased, acquired or offered to acquire, directly or indirectly, any shares of its capital stock or other securities;

(d)    split, combined or reclassified any of its outstanding shares of capital stock or declared, set aside or paid any dividends or other distribution payable in cash, property or otherwise with respect to any shares of capital stock or other securities of KFI or KleinBank;

(e)    incurred any Liability, whether due or to become due, other than in the Ordinary Course of Business and, in the case of KleinBank consistent with safe and sound banking practices;

(f)    discharged or satisfied any Encumbrance or paid any Liability other than in the Ordinary Course of Business and, in the case of KleinBank, consistent safe and sound banking practices;

(g)    mortgaged or subjected to Encumbrance any of its property, business or assets, tangible or intangible except (i) for Permitted Encumbrances, (ii) for pledges of assets to secure public funds deposits and (iii) those granted in connection with repurchase or reverse repurchase agreements;

(h)    sold, transferred or otherwise disposed of any of its assets or canceled any material Indebtedness or claims or waived any rights of material value, other than in the Ordinary Course of Business;

(i)    suffered any theft, damage, destruction or loss of or to any property or properties owned or used by it which would, individually or in the aggregate, have a Material Adverse Effect on KFI after taking into account the proceeds of any applicable insurance coverage or indemnity agreements;

(j)    made or granted any bonus or any wage, salary or compensation increase or severance or termination payment to, or promoted, any director, officer, employee, group of employees or consultant, entered into any employment contract or hired any employee, in each case, other than in the Ordinary Course of Business;

(k)    made or granted any increase in the benefits payable under any employee benefit plan or arrangement, amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement, except as required by Law;

(l)    acquired (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, limited liability company, partnership, joint venture or other business organization or division or material assets thereof, or assets or deposits that are material to either KFI or KleinBank;

(m)    made any change in its accounting methods or practices, other than changes required by Law made in accordance with GAAP or the Regulatory Accounting Principles; or

(n)    agreed to do any of the foregoing.

4.13    Properties. Except as described in this Section 4.13 of the KFI Disclosure Schedule:

(a)    KFI and each of its Subsidiaries, as the case may be, has: good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all OREO) which is reflected in the KFI Financial Statements as of March 31, 2018 (“Real Property”); good and marketable title to all personal property reflected in the KFI Financial Statements as of March 31, 2018, other than personal property disposed of in the Ordinary Course of Business since March 31, 2018; good and marketable title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which KFI or its Subsidiaries purports to own or which KFI, KleinBank or their respective Subsidiaries use in their respective businesses and which are in either case material to their respective businesses; good and marketable title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in their respective businesses to the extent material thereto; and good and marketable title to all material property and assets acquired and not disposed of or leased since March 31, 2018. All of such properties and assets are owned by KFI or its Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties or Encumbrances of any nature except: (i) Permitted Encumbrances; (ii) as set forth in the KFI Disclosure Schedule; (iii) as specifically noted in reasonable detail in the KFI Financial Statements; (iv) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (v) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements and (vi) imperfections of title and other limitations which are not material in amounts to KFI on a consolidated basis and which do not detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or leased by KFI, KleinBank and their respective Subsidiaries is, to the Knowledge of KFI, in compliance in all material respects with all applicable zoning and land use laws. To KFI’s Knowledge, all real property, machinery, equipment, furniture and fixtures owned or leased by KFI, KleinBank and their respective Subsidiaries that is material to their respective businesses is structurally sound, in good operating condition (ordinary wear and tear excepted) and has been and is being maintained and repaired in the Ordinary Course of Business.

(b)    Except as set forth on the KFI Disclosure Schedule, with respect to all real property presently or formerly owned, leased or used by KFI or its Subsidiaries, KFI, KleinBank and their respective Subsidiaries and to KFI’s Knowledge, each of the prior owners, have conducted their respective businesses in substantial compliance with all federal, state, county and municipal laws, statutes, regulations, rules, ordinances, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants or storm water or process waste water or otherwise relating to the environment, air, water, soil or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corps of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now or at any time thereafter in effect (collectively, “Environmental Laws”). There are no pending or, to the Knowledge of KFI, threatened, claims, actions or proceedings by any local municipality, sewage district or other governmental entity against KFI or its Subsidiaries with respect to the Environmental Laws, and to KFI’s Knowledge there is no reasonable basis or grounds for any such claim, action or proceeding. No environmental clearances are required for the conduct of the business of KFI, KleinBank or their respective Subsidiaries as currently conducted or the consummation of the Merger contemplated hereby. To KFI’s Knowledge, neither KFI, nor KleinBank nor any of their Subsidiaries is the owner, operator or lessee of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property would require clean-up, removal, treatment, abatement, response costs or any other remedial action under any Environmental Law. To KFI’s Knowledge, neither KFI, nor KleinBank, nor any of their respective Subsidiaries has any Liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.

4.14    Intellectual Property.

(a)    KFI, KleinBank and their respective Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all material Intellectual Property that is used by KFI, KleinBank or their respective Subsidiaries in their respective businesses as currently conducted. Neither KFI nor KleinBank nor their respective Subsidiaries has (A) licensed any Intellectual Property owned by it in source code form to any third party or (B) entered into any exclusive agreements relating to Intellectual Property owned by it.

(b)    Except as set forth on the KFI Disclosure Schedule, KFI, KleinBank and their respective Subsidiaries have not infringed or otherwise violated any material Intellectual Property rights of any third party. Except as set forth on the KFI Disclosure Schedule, there is no claim asserted, or to the Knowledge of KFI threatened, against KFI, KleinBank or their respective Subsidiaries or any indemnitee thereof concerning the ownership, validity, registrability, enforceability, infringement, use or licensed right to use any Intellectual Property.

(c)    To the Knowledge of KFI, no third party has infringed, misappropriated or otherwise violated the Intellectual Property rights of KFI, KleinBank or their respective Subsidiaries. There are no claims asserted or threatened by KFI, KleinBank or their respective Subsidiaries, nor has KFI, KleinBank or their respective Subsidiaries decided to assert or threaten a claim, that (i) a third party infringed or otherwise violated any of their Intellectual Property rights or (ii) a third party’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms any of their Intellectual Property rights.

(d)    KFI, KleinBank and their respective Subsidiaries have taken reasonable measures to protect the confidentiality of all trade secrets that are owned, used or held by them.

4.15    Community Reinvestment Act. KleinBank had a rating of “satisfactory” or better as of its most recent CRA examination.

4.16    Tax Matters.

(a)    KFI and its Subsidiaries each (i) has timely filed (or has caused to be filed timely filed on its behalf) each material Return required to be filed or sent by it in respect of any Taxes, each of which was correctly completed and accurately reflected in all material respects any Liability for Taxes of KFI and its Subsidiaries, and any Affiliate of each such entity, covered by such Return, (ii) timely and properly paid (or has caused to be paid on its behalf) all material Taxes due and payable for all Tax periods or portions thereof whether or not shown on such Returns, (iii) established on the books of account of KFI and its Subsidiaries, in accordance with GAAP and consistent with past practices, adequate reserves for the assessment and payment of any Taxes not then due and payable and (iv) complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment or remittance thereof in connection with any payments made or amounts owing to any employee, independent contractor, creditor, shareholder or other third party. Neither KFI nor any of its Subsidiaries has, nor will any of them have, any Liability for material Taxes of any nature due for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent accrued or reserved for on the books and records of KFI or KleinBank. To the Knowledge of KFI, neither KFI nor any of its Subsidiaries is currently under audit, examination, review or other inquiry, including by oral communication, by any state or federal taxing authority, and no federal, state or local tax Returns of KFI or any of its Subsidiaries have been audited by any taxing authority during the past five (5) years. Neither KFI nor any of its Subsidiaries has requested any extension of time within which to file any Return that has not since been filed in a timely manner.

(b)    Neither KFI nor any of its Subsidiaries has received a notice or inquiry from a taxing authority in a jurisdiction where it does not file a Return that it is or may be subject to taxation by that jurisdiction.

(c)    KFI has validly elected to be an “S corporation” within the meaning of Sections 1361 and 1362 of the Code for all periods beginning January 1, 2002. For all periods beginning January 1, 2002, KFI also validly elected (or is so treated due to its federal election) to be an “S corporation” in all states and local jurisdictions which recognize such status and in which it would, absent such an election, be subject to corporate income Tax. There has been no basis for the revocation or other termination of KFI’s “S corporation” election at any time on or after January 1, 2002 and neither KFI nor any other Person has taken any action that would have caused KFI to cease being an “S corporation” for federal, state or local Tax purposes at any time on or after January 1, 2002.

(d)    A valid election was made for KleinBank to be a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code for all periods beginning January 1, 2002. For all periods beginning January 1, 2002, a valid election was also made for KleinBank to be a “qualified subchapter S subsidiary” in all states and local jurisdictions which recognize such status and in which it would, absent such an election, be subject to corporate income Tax (or KleinBank is so treated in all such states and local jurisdictions due to its federal election). There has been no basis for the revocation or other termination of KleinBank’s “qualified subchapter S subsidiary” election at any time on or after January 1, 2002, and neither KFI nor any other Person has taken any action that would have caused KleinBank to cease being a “qualified subchapter S subsidiary” for federal, state or local Tax purposes at any time on or after January 1, 2002.

(e)    Each Subsidiary of KFI other than KleinBank is, and has been at all times since its inception, an entity that is disregarded as separate from its owner within the meaning of Treasury Regulations Section 301.7701-3 for United States federal income Tax purposes and for purposes of all U.S. state and local jurisdictions in which it would be subject to income taxation or a tax filing or reporting requirement on a separate basis were it not an entity disregarded as separate from its owner.

4.17    Contracts and Commitments.

(a)    Section 4.17(a) of the KFI Disclosure Schedule lists the following Contracts to which either KFI, KleinBank or their respective Subsidiaries is a party or subject or by which it is bound (such Contracts required to be listed in Section 4.17(a), the “Material Contracts”):

(i)    any employment, agency, collective bargaining Contract or consulting or independent contractor Contract;

(ii)    any written or oral Contract relating to any severance pay for any Person;

(iii)    any written or oral Contract with any director, officer, or employee of KFI, KleinBank or their respective Subsidiaries creating, modifying, memorializing or otherwise related to any obligation of KFI, KleinBank or their respective Subsidiaries upon a change of control;

(iv)    any Contract to repurchase assets previously sold (or to indemnify or otherwise compensate the purchaser in respect of such assets), except for securities sold under a repurchase agreement providing for a repurchase date thirty (30) days or less after the purchase date;

(v)    any Contract or group of related Contracts with the same party for the purchase, sale, license or lease of products, services or property material to the business of KFI, KleinBank or their respective Subsidiaries, under which the undelivered balance of such products and services has a purchase price in excess of $500,000 for any individual Contract or $500,000 for any group of related contracts in the aggregate;

(vi)    any Contract containing exclusivity, noncompetition or nonsolicitation provisions or that would otherwise prohibit KFI, KleinBank or their respective Subsidiaries from freely engaging in any line of business or with any Person, restricting the geographic area in which, or method by which KFI, KleinBank or their respective Subsidiaries may carry on its business (other than as may be required by Law or Governmental Authority), prohibiting the solicitation of the employees or contractors of any other entity or that requires KFI, KleinBank or their respective Subsidiaries to deal exclusively or on a “sole source” basis with another party to such Contract with respect to its subject matter;

(vii)    any stock purchase, stock option, restricted stock or restricted stock unit or stock incentive plan;

(viii)    any Contract for capital expenditures in excess of $250,000;

(ix)    any partnership agreement, joint venture agreement, limited liability company agreement, agreement among shareholders, investor rights agreement or other similar Contract or arrangement;

(x)    any Contract with a Governmental Entity;

(xi)    any Contract relating to Indebtedness of more than $100,000 of KFI, KleinBank or their respective Subsidiaries (other than customer deposits, ordinary trade payables, federal funds purchased, fully secured customer repurchase agreements and Federal Home Loan Bank borrowings or similar borrowing agreements entered into in the Ordinary Course of Business);

(xii)    any Contract the costs of which are Transaction Expenses;

(xiii)    any Contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization or other business combination, or asset sale or sale of equity securities not in the Ordinary Course of Business consistent with past practice with respect to KFI, KleinBank or any of their respective Subsidiaries;

(xiv)    any other contract or amendment thereto that would be required to be filed as an exhibit to any reports and other documents required to be filed under the Exchange Act and the Securities Act (as described in Items 601(b)(4) and 601(b)(10) of Regulation S-K under the Securities Act);

(xv)    any lease of real or personal property providing for annual lease payments by or to KFI, KleinBank or their respective Subsidiaries in excess of $500,000 per annum other than financing leases entered into in the Ordinary Course of Business in which KFI, KleinBank or any of their respective Subsidiaries is the lessor;

(xvi)    interest rate swaps, caps, floors, option agreements, futures and forward contracts or other similar risk management arrangements, whether entered into for KFI’s or KleinBank’s own account or for the account of one or more of their respective Subsidiaries or their respective customers; and

(xvii)    any other Contract material to the businesses of KFI, KleinBank and their respective Subsidiaries, taken as a whole, which was not entered into in the Ordinary Course of Business.

(b)    Except as disclosed on Section 4.17(b) of the KFI Disclosure Schedule, (i) each Material Contract is in full force and effect; (ii) neither KFI nor KleinBank nor their respective Subsidiaries have repudiated or waived any material provision of any Material Contract; (iii) each of KFI, KleinBank and their respective Subsidiaries has performed all material obligations required to be performed by it prior to the date hereof in connection with the Material Contracts, and neither KFI nor KleinBank nor their respective Subsidiaries are in receipt of any written claim of default under any Material Contract, except for any failures to perform, breaches or defaults which would not, individually or in the aggregate, have a Material Adverse Effect on KFI, KleinBank or their respective Subsidiaries or materially adversely affect the consummation of the transactions contemplated hereby; (iv) neither KFI, nor KleinBank nor their respective Subsidiaries has any present expectation or intention of not fully performing any material obligation pursuant to any Material Contract and (v) to the Knowledge of KFI, there has been no cancellation, breach or anticipated breach by any other party to any Material Contract, except for any cancellation, breach or anticipated breach which would not, individually or in the aggregate, have a Material Adverse Effect on KFI, KleinBank or their respective Subsidiaries, or materially adversely affect the consummation of the transactions contemplated hereby. True copies of all Material Contracts, including all amendments and supplements thereto, have been delivered to Acquirer.

4.18    Litigation. Section 4.18 of the KFI Disclosure Schedule lists all Litigation pending or, to the Knowledge of KFI, threatened against either KFI, KleinBank or their respective Subsidiaries, and, to the extent permissible by Law, each Governmental Order to which KFI, KleinBank or their respective Subsidiaries is subject, other than lawsuits for the collection of delinquent accounts which would not have a Material Adverse Effect on KFI beyond that reflected by any existing charge offs or specific reserves. Except as set forth on the KFI Disclosure Schedule, to the Knowledge of KFI, there are no facts that could reasonably give rise to such Litigation. None of the matters set forth on the KFI Disclosure Schedule, individually or in the aggregate, will have or would reasonably be expected to have a Material Adverse Effect on KFI, KleinBank and their respective Subsidiaries, or materially adversely affect the consummation of the transactions contemplated hereby.

4.19    No Brokers or Finders. Except as provided in the engagement letter dated February 23, 2018 between KFI and Sandler O’Neill & Partners, L.P. (“Sandler”), there are no claims for brokerage commissions, finders’

fees, investment advisory fees or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of KFI, KleinBank or their respective Subsidiaries.

4.20    Employee Benefit Plans.

(a)    The KFI Disclosure Schedule sets forth all Plans by name and brief description identifying: (i) the type of Plan, (ii) the funding arrangements for the Plan, (iii) the sponsorship of the Plan, (iv) the participating employers in the Plan and (v) any one or more of the following characteristics that may apply to such Plan: (A) defined contribution plan as defined in Section 3(34) of ERISA or Section 414(i) of the Code, (B) defined benefit plan as defined in Section 3(35) of ERISA or Section 414(j) of the Code, (C) Plan that is or is intended to be Tax qualified under Section 401(a) or 403(a) of the Code, (D) Plan that is or is intended to be an employee stock ownership plan as defined in Section 4975(e)(7) of the Code (and whether or not such Plan has entered into an exempt loan), (E) nonqualified deferred compensation arrangement, (F) employee welfare benefit plan as defined in Section 3(1) of ERISA, (G) multiemployer plan as defined in Section 3(37) of ERISA or Section 414(f) of the Code, (H) multiple employer plan maintained by more than one employer as defined in Section 413(c) of the Code, (I) Plan providing benefits after separation from service or termination of employment, (J) Plan that owns any KFI or other employer securities as an investment, (K) Plan that provides benefits (or provides increased benefits or vesting) as a result of a change in control of KFI, (L) Plan that is maintained pursuant to collective bargaining and (M) Plan that is funded, in whole or in part, through a voluntary employees’ beneficiary association exempt from Tax under Section 501(c)(9) of the Code.

(b)    The KFI Disclosure Schedule sets forth the identity of each corporation, trade or business (separately for each category below that applies): (i) which is (or was during the preceding five (5) years) under common control with KFI and KleinBank within the meaning of Section 414(b) or (c) of the Code; (ii) which is (or was during the preceding five (5) years) in an affiliated service group with KFI and KleinBank within the meaning of Section 414(m) of the Code; (iii) which is (or was during the preceding five (5) years) the legal employer of Persons providing services to KFI or KleinBank as leased employees within the meaning of Section 414(n) of the Code and (iv) with respect to which KFI or KleinBank is a successor employer for purposes of group health or other welfare plan continuation rights (including Section 601 et. seq. of ERISA) or the Family and Medical Leave Act.

(c)    KFI has made available to Acquirer true and complete copies of: (i) the most recent determination letter, if any, received by KFI and KleinBank from the IRS regarding each Plan; (ii) the most recent determination or opinion letter ruling, if any, from the IRS that each trust established in connection with plans which are intended to be tax exempt under Section 501(a) or (c) of the Code are so tax exempt; (iii) all pending applications, if any, for rulings, determinations, opinions, no-action letters and the like filed with any governmental agency (including the Departments of Labor, IRS, Pension Benefit Guaranty Corporation and the SEC); (iv) the financial statements for each Plan for the three (3) most recent fiscal or Plan years (in audited form if required by ERISA) and, where applicable, Annual Report/Return (Form 5500) with schedules, if any, and attachments for each Plan; (v) the most recently prepared actuarial valuation report for each Plan (including reports prepared for funding, deduction and financial accounting purposes); (vi) plan documents, trust agreements, insurance contracts, service agreements and all related Contracts and material documents (including any employee summaries and material employee communications) with respect to each Plan, if any, and (vii) collective bargaining agreements (including side agreements and letter agreements) relating to the establishment, maintenance, funding and operation of any Plan, if any.

(d)    The KFI Disclosure Schedule identifies each employee of KFI or KleinBank who is: (i) absent from active employment due to short or long term disability; (ii) absent from active employment on a leave pursuant to the Family and Medical Leave Act or a comparable state Law; (iii) absent from active employment on any other leave or approved absence; (iv) absent from active employment due to military service (under conditions that give the employee rights to re-employment) or (v) not an “at will” employee.

(e)    With respect to continuation rights arising under federal or state Law as applied to Plans that are group health plans (as defined in Section 601 et. seq. of ERISA), the KFI Disclosure Schedule identifies: (i) each employee, former employee or qualifying beneficiary who has elected continuation and (ii) each employee, former employee or qualifying beneficiary who has not elected continuation coverage but is still within the period in which such election may be made.

(f)    (i) All Plans intended to be Tax qualified under Section 401(a) or Section 403(a) of the Code have received a determination letter stating that they are so qualified, and, as a result, all trusts established in connection with Plans are tax exempt under Section 501(a) or (c) of the Code; (ii) to the extent required either as a matter of Law or to obtain the intended tax treatment and tax benefits, all Plans comply in all material respects with the requirements of ERISA and the Code; (iii) all Plans have been maintained and administered (both in form and operation) materially in accordance with the documents and instruments governing the Plans and the Law; (iv) all reports and filings with governmental agencies (including the Departments of Labor, IRS, Pension Benefit Guaranty Corporation and the SEC) required in connection with each Plan have been timely made; (v) all disclosures and notices required by Law or Plan provisions to be given to participants and beneficiaries in connection with each Plan have been properly and timely made in all material respects and (vi) each of KFI and KleinBank has made a good faith effort to comply with the reporting and taxation requirements for Federal Insurance Contributions Act (FICA) Taxes with respect to any deferred compensation arrangements under Section 3121(v) of the Code.

(g)    Except as disclosed on the KFI Disclosure Schedule:

(i)    all contributions, premium payments and other payments required to be made in connection with the Plans have been timely made in accordance with applicable Law;

(ii)    a proper accrual has been made on the books of account of KFI or KleinBank for all contributions, premium payments and other payments due in the current fiscal year;

(iii)    no contribution, premium payment or other payment has been made in support of any Plan that is in excess of the allowable deduction for federal income Tax purposes for the year with respect to which the contribution was made (whether under Section 162, Section 280G, Section 404, Section 419 or Section 419A of the Code or otherwise);

(iv)    KFI and KleinBank have no liabilities with respect to any Plan that is subject to Section 301 et seq. of ERISA or Section 412 of the Code; and

(v)    to the Knowledge of KFI, neither KFI nor KleinBank has any actual or potential Liability arising under Title IV of ERISA as a result of any Plan that has terminated or is in the process of terminating.

(h)    Except as disclosed on the KFI Disclosure Schedule:

(i)    no examination, audit, enforcement or other action, suit, charge, complaint, proceeding, hearing, investigation or claim is pending or threatened with regard to any Plan other than routine uncontested claims for benefits;

(ii)    the consummation of the transactions contemplated by this Agreement will not cause any Plan to increase benefits payable to any participant or beneficiary except to the extent full vesting is required by the Code or ERISA upon the termination of any Plan intended to be Tax qualified under Section 401(a) of the Code;

(iii)    the consummation of the transactions contemplated by this Agreement will not: (A) entitle any KFI employee to severance pay, unemployment compensation or any other payment, benefit or award or (B) accelerate or modify the time of payment or vesting, or increase the amount of any benefit, award or compensation due any such employee;

(iv)    Neither KFI nor KleinBank has been notified that any Plan is currently under examination or audit by the Departments of Labor, the IRS, the Pension Benefit Guaranty Corporation or the SEC;

(v)    to the Knowledge of KFI, neither KFI nor KleinBank has any actual or potential Liability under Section 4201 et. seq. of ERISA for either a complete withdrawal or a partial withdrawal from a multiemployer plan (as that term is defined in Sections 4001(a)(3) and 3(37) of ERISA; and

(vi)    with respect to the Plans, to the Knowledge of KFI, neither KFI nor KleinBank has any material Liability (either directly or as a result of indemnification) for (and the transaction contemplated by this Agreement will not cause any Liability for): (A) any excise Taxes under Section 4971 through Section 4980B, Section 4999, Section 5000 or any other section of the Code, (B) any penalty under Section 502(i), Section 502(l), Part 6 of Title I or any other provision of ERISA or (C) any excise Taxes, penalties, damages or equitable relief as a result of any prohibited transaction, breach of fiduciary duty or other violation under ERISA or any other applicable Law.

(i)    Except as disclosed on the KFI Disclosure Schedule:

(i)    all accruals required under FAS 106 and FAS 112 have been properly accrued on the financial statements of each of KFI and KleinBank;

(ii)    no condition, Contract or Plan provision limits the right of KFI or KleinBank to amend, cut back or terminate any Plan (except to the extent such limitation arises under ERISA or the Code); and

(iii)    neither KFI nor KleinBank has any Liability for life insurance, death or medical benefits after separation from employment other than: (A) death benefits under the Plans identified on the KFI Disclosure Schedule or (B) health care continuation benefits described in Section 4980B of the Code.

(j)    Each Plan, or other nonqualified deferred compensation plan of KFI and KleinBank, that is subject to Section 409A of the Code has been designed and has been administered in all material respects in compliance with Section 409A and the Treasury Regulations thereunder.

(k)    Each Plan that is also a “group health plan” for purposes of the Patient Protection and Affordable Care Act of 2010 (Pub. L. No. 111-148) and the Health Care and Education Reconciliation Act of 2010 (Pub. L. No. 111-152) (collectively, the “Affordable Care Act”) is in material compliance with the applicable terms of the Affordable Care Act. Each of KFI and KleinBank and each Commonly Controlled Entity offer minimum essential health coverage, satisfying affordability and minimum value requirements, to their full time employees (as defined by the Affordable Care Act) sufficient to prevent liability for assessable payments under Sections 4980H(a) and 4980H(b) of the Code. Each Plan that is also a “group health plan” under the Affordable Care Act is operated in material compliance with:

(i)    market reform mandates set forth under Public Health Services Act Sections 2701 through 2709 and Sections 2711 through 2719A;

(ii)    fees and reporting requirements for Patient-Centered Outcomes Research under Code Section 4376 and applicable regulations and transitional reinsurance under 45 C.F.R. Sections 153.10 through 153.420;

(iii)    income exclusion provisions under Code Sections 105, 106 and 125;

(iv)    information reporting rules as set forth under Sections 6051(a)(14), 6055 and 6056 of the Code; and

(v)    standards for electronic transactions and operating rules under Sections 1171 and 1173 of the Social Security Act.

4.21    Insurance. KFI has provided Acquirer with a list and, if requested, a true, accurate and complete copy thereof of all policies of insurance (including, without limitation, bankers’ blanket bond, directors’ and officers’

liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by KFI, KleinBank or any of their respective Subsidiaries on the date hereof or with respect to which KFI, KleinBank or any of their respective Subsidiaries pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due.

4.22    Affiliate Transactions. Except as set forth on the KFI Disclosure Schedule, neither KFI nor KleinBank, nor any of their respective executive officers or directors, or any member of the immediate family of any such executive officer or director (which for the purposes hereof will mean a spouse, minor child or adult child living at the home of any such executive officer or director), or any entity which any of such Persons “controls” (within the meaning of Regulation O of the FRB), has any loan agreement, note or borrowing arrangement with KFI or KleinBank or any other Contract with either KFI or KleinBank (other than normal employment arrangements or deposit account relationships) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of either KFI or KleinBank. There has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two (2) years immediately preceding the date hereof.

4.23    Compliance with Laws; Permits. Except as set forth on the KFI Disclosure Schedule:

(a)    KFI, KleinBank and their respective Subsidiaries each is, and at all times since January 1, 2014 has been, in compliance in all material respects with all Laws, Governmental Orders or Governmental Authorizations, including (to the extent applicable) the Bank Holding Company Act, the FDIA, the Occupational Safety and Health Act of 1970, the Home Owners Loan Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act of 1975, the Fair Housing Act, the Equal Credit Opportunity Act and the Federal Reserve Act, each as amended, and any other applicable Governmental Order or Governmental Authorization regulating or otherwise affecting bank holding companies, banks and banking.

(b)    Since January 1, 2014, neither KFI, nor KleinBank nor any of their respective Subsidiaries has been advised of any supervisory criticisms regarding their compliance with, and, to the Knowledge of KFI, no facts or circumstances exist that could reasonably be expected to cause KFI or KleinBank to be deemed to be operating in violation of, any provision of the Bank Secrecy Act, the USA PATRIOT Act of 2001 or any Governmental Order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering Law or Governmental Order issued with respect to economic sanctions programs by the U.S. Department of the Treasury’s Office of Foreign Assets Control.

(c)    Since January 1, 2014, each of KFI, KleinBank and their respective Subsidiaries has held all material Governmental Authorizations required for the conduct of its business.

(d)    Neither KFI, nor KleinBank, nor their respective Subsidiaries nor any of their respective properties is a party to or is subject to any order, decree, directive, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from any Bank Regulator, nor has KFI, KleinBank or their respective Subsidiaries adopted any policies, procedures or board resolutions at the request or suggestion of, any Bank Regulator. KFI, KleinBank and their respective Subsidiaries have paid all assessments made or imposed by any Bank Regulator.

(e)    Neither KFI, nor KleinBank nor any of their respective Subsidiaries has been advised by, nor does it have any Knowledge of facts which could give rise to an advisory notice by, any Bank Regulator that such Bank Regulator is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, directive, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission or any request for the adoption of any policy, procedure or board resolution.

(f)    No Governmental Entity has initiated since December 31, 2014 or has pending, any proceeding, enforcement action or, to the Knowledge of KFI, investigation or inquiry into the business, operations, policies, practices or disclosures of KFI, KleinBank or their respective Subsidiaries (other than normal examinations conducted by a Bank Regulator in the Ordinary Course of the Business of KFI, KleinBank and their respective Subsidiaries), or, to the Knowledge of KFI, threatened any of the foregoing and (ii) there is no unresolved violation, criticism, comment or exception by any Bank Regulator with respect to any report or statement relating to any examinations or inspections of KFI, KleinBank or their respective Subsidiaries.

(g)    All of the existing offices and branches of KleinBank have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements, except such as would not have a Material Adverse Effect on KFI. KleinBank has no approved but unopened offices or branches.

4.24    No Fiduciary Accounts. Neither KFI, KleinBank nor any of their respective Subsidiaries acts as a fiduciary for any customer or account (including acting as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor), other than Individual Retirement Accounts (IRAs) established in the Ordinary Course of Business. KFI, KleinBank and each of their respective Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither KFI, KleinBank nor any of their respective Subsidiaries, nor any of their respective directors, officers or employees, has committed any breach of trust to KFI’s Knowledge with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

4.25    Regulatory Approvals. Except as set forth on the KFI Disclosure Schedule, KFI is not aware of any fact or circumstance relating to it or KleinBank or their respective Subsidiaries that would materially impede or delay receipt of any Bank Regulatory Approvals or that would likely result in the Bank Regulatory Approvals not being obtained.

4.26    Registration Obligation. Neither KFI, KleinBank nor any of their respective Subsidiaries is under any obligation, contingent or otherwise, to register any of their respective securities under the Securities Act.

4.27    Disclosure. No representations, warranties, other statements made and or any information provided by KFI contained in this Agreement, in the KFI Disclosure Schedule (and any update thereto) and statements and information provided by KFI to Acquirer in the course of Acquirer’s due diligence investigation, and no written information which shall be supplied by KFI with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus relating to the Merger, contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is first mailed to KFI’s shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading or false.

4.28    Shareholder Rights Plan. Except as set forth in the KFI Disclosure Schedule, KFI has no shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of KFI or which reasonably could be considered an anti-takeover mechanism.

4.29    Opinion of Financial Advisor. The Board of Directors of KFI, at a duly constituted and held meeting at which a quorum was present throughout, has been informed orally by Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), that the Merger Consideration, as of the date of this Agreement, is fair to the shareholders of KFI from a financial point of view. As of the date hereof, such opinion has not been amended or rescinded in any material respect.

4.30    Shareholder Approval. The affirmative vote of the holders of a majority of the voting shares of KFI Common Stock issued and outstanding as of the record date, voting together as a single class is required for shareholder approval of this Agreement and Merger.

ARTICLE 5

CONDUCT OF BUSINESS PENDING THE MERGER

5.1    Conduct of Business. From the date of this Agreement to the Effective Time, unless Acquirer will otherwise agree in writing (which agreement will not be unreasonably withheld, conditioned, or delayed) or as otherwise expressly contemplated, permitted or required by other provisions of this Agreement or the KFI Disclosure Schedule, including this Section 5.1:

(a)    the businesses of KFI, KleinBank and each of their respective Subsidiaries will be conducted diligently and only in, and neither of KFI, nor KleinBank nor any of their respective Subsidiaries, will take any action except in, the Ordinary Course of Business and in accordance with all applicable Laws;

(b)    KFI, KleinBank and each of their respective Subsidiaries will (i) use commercially reasonable efforts to preserve its business organization and goodwill in tact and keep available the services of its officers, employees and consultants and maintain satisfactory relationships with vendors, customers and other Persons having business relationships with it, (ii) subject to applicable Laws, confer on a regular and frequent basis with representatives of Acquirer to report operational matters and the general status of ongoing operations as reasonably requested by Acquirer, (iii) not take any action that would render, or that reasonably would be expected to render, any representation or warranty made by KFI in this Agreement untrue at the Closing as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representation or warranty, (iv) use commercially reasonable efforts to maintain all of the properties and assets that it owns or utilizes in the operation of its business as currently conducted in good operating condition and repair, reasonable wear and tear excepted; (v) maintain its books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance in all material respects with all Laws applicable to it and to the conduct of its business; and (vi) not knowingly do or fail to do anything which will cause a breach of, or default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party or by which it is or may be subject or bound which would reasonably be expected to have a Material Adverse Effect on KFI;

(c)    neither KFI, nor KleinBank nor their respective Subsidiaries will, directly or indirectly,

(i)    amend or propose to amend or restate its Articles of Incorporation or Bylaws from those in effect on the date of this Agreement and as delivered to Acquirer;

(ii)    authorize a class of stock or issue or sell any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations in the Ordinary Course of Business;

(iii)    redeem, purchase, acquire or offer to acquire, directly or indirectly, any shares of capital stock of or any other ownership interest in KFI, KleinBank or any of their respective Subsidiaries;

(iv)    make any changes in the capital stock accounts of KFI, KleinBank or any of their respective Subsidiaries, including without limitation, any split, combination or reclassification, or recapitalization, or declare, set aside or pay any dividend or other distribution payable in cash, property or otherwise with respect to shares of capital stock of KFI, KleinBank or any of their respective Subsidiaries, except that (x) KleinBank will be permitted to pay dividends on the shares of KleinBank Common Stock in the Ordinary Course of Business and (y) KFI will be permitted to pay dividends on shares of KFI Common Stock in the amount of $3,074,170 on or before the Closing Date in the event that the Effective Date is after the record date for the Acquirer’s fourth quarter 2018 dividend, and an additional amount of up to $1,689,000 per calendar quarter in 2019, provided that no dividends may be paid in 2019 for the quarterly period in which the Merger is scheduled to be consummated or is consummated if, during such period, holders of KFI Common Stock will become entitled to receive dividends on their shares of Acquirer Common Stock received pursuant to this Agreement;

(v)    incur any material Indebtedness in an aggregate amount exceeding $250,000, other than customer deposits, ordinary trade payables, federal funds purchased, customer repurchase agreements and Federal Home Loan Bank borrowings or similar borrowing agreements entered into in the Ordinary Course of Business;

(vi)    discharge or satisfy any material Encumbrance on its properties or assets or pay any material Liability, except in the Ordinary Course of Business;

(vii)    sell, assign, transfer, mortgage, pledge or subject to any Encumbrance any of its assets, except (A) in the Ordinary Course of Business; (B) Permitted Encumbrances; (C) in connection with customer repurchase agreements and Federal Home Loan Bank borrowings and (D) Encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby;

(viii)    cancel any material Indebtedness or claims or waive any rights of material value, except in the Ordinary Course of Business;

(ix)    acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, limited liability company, partnership, joint venture or other business organization or division or material assets thereof, or any real estate or assets or deposits that are material to KFI, KleinBank or their respective Subsidiaries, except in exchange for Indebtedness previously contracted, including OREO;

(x)    change any of its methods of accounting, other than changes required by Law, GAAP or Regulatory Accounting Principles;

(xi)    cancel or terminate its current insurance policies or allow any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xii)    enter into or modify any employment, severance or similar agreements or arrangements with, or grant any compensation increases to, any director, officer or management employee, except in the Ordinary Course of Business;

(xiii)    enter into or modify any independent contractor or consultant Contract, except in the Ordinary Course of Business;

(xiv)    terminate the employment of any employee of KFI, KleinBank or any of their respective Subsidiaries, other than in the Ordinary Course of Business for disciplinary or performance reasons, as determined by KFI, KleinBank or their respective Subsidiaries in its reasonable discretion;

(xv)    terminate or amend any bonus, profit sharing, stock option, restricted stock, pension, retirement, deferred compensation, or other employee benefit plan, trust, fund, contract or arrangement for the benefit or welfare of any employees, except as contemplated in this Agreement or required by Law;

(xvi)    make, modify or revoke any election with respect to Taxes, consent to any waiver or extension of time to assess or collect any Taxes, file any amended Returns or file any refund claim, settle any material tax claim or assessment or surrender any right to claim a refund of a material amount of Taxes;

(xvii)    enter into any Contract imposing an indemnity or payment obligation of more than $250,000, whether individually or in the aggregate;

(xviii)    enter into or propose to enter into, or modify or propose to modify, any Material Contract with respect to any of the matters set forth in this Section 5.1(c);

(xix)    unless it receives Acquirer’s prior written consent, which consent shall be deemed received unless Acquirer shall object thereto within three (3) Business Days after receipt of written notice from

KFI, (A) make, renew or otherwise modify any loan, loan commitment, letter of credit, interest rate swap or other extension of credit (individually, a “Loan” and collectively, “Loans”) to any Person if the Loan is an existing credit on the books of KFI or any KFI Subsidiary, and is, or in accordance with bank regulatory definitions should be, classified as “Special Mention” or “Substandard-Accruing” and is in the amount of $1,000,000 or greater or, in accordance with bank regulatory definitions should be, classified as “Substandard-Nonaccruing” or “Doubtful,” or “Loss” and is in an amount of $500,000 or greater, (B) make, renew or otherwise modify any Loan or Loans if immediately after making a Loan or Loans, such Person would be directly indebted to KFI or any KFI Subsidiary in an aggregate amount of $5,000,000 or greater, or (C) make, renew or otherwise modify any Loan or Loans in an amount of $300,000 or greater secured by an owner-occupied 1-4 single-family residence that does not conform with secondary market underwriting standards;

(xx)    change in any material respects its underwriting, operating, investment or risk management or other similar policies of KFI or any KFI Subsidiary except as required by applicable law or policies imposed by any regulatory authority or governmental entity;

(xxi)    purchase any assets or securities or assume any liabilities of a bank holding company, bank, corporation or other entity, except in the Ordinary Course of Business necessary to manage its investment portfolio and then only to the extent that such securities have a quality rating of “AAA” by either Standard & Poor’s Ratings Services or Moody’s Investors Services for corporate bonds;

(xxii)    make any investment subject to any restrictions, whether contractual or statutory, which materially impairs the ability of KFI, KleinBank or any of their respective Subsidiaries to dispose freely of such investment at any time;

(xxiii)    sell any securities prior to maturity in its investment portfolio for a gain;

(xxiv)    open, close, move or, in any material respect, expand, diminish, renovate, alter or change any of its offices or branches, other than as disclosed in the KFI Disclosure Schedule; or

(xxv)    pay or commit to pay any management or consulting or other similar type of fees other than as disclosed in the KFI Disclosure Schedule.

5.2    Access to Information; Confidentiality.

(a)    In order to allow Acquirer to engage in its due diligence investigation regarding KFI, KleinBank and their respective Subsidiaries, KFI will permit, and will cause KleinBank and their respective Subsidiaries to permit, Acquirer and Acquirer’s Agents (defined below), to have full and continuing access on reasonable notice and at reasonable hours to the properties of KFI, KleinBank and their respective Subsidiaries, and will disclose and make available (together with the right to copy) to Acquirer and to the internal auditors, loan review officers, employees, attorneys, accountants and other representatives (“Agents”) of Acquirer with a business need to access such information all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of KFI, KleinBank and their respective Subsidiaries, including all books of account (including the general ledgers), Tax records, minute books of directors’ and shareholders’ meetings, organizational documents, bylaws, Contracts, filings with any regulatory authority, accountants’ work papers, Litigation files (including legal research memoranda), documents relating to assets and title thereto (including abstracts, title insurance policies, surveys, environmental reports, opinions of title and other information relating to the real and personal property), Plans affecting employees, securities transfer records and shareholder lists, and any books, papers and records relating to other assets, business activities or prospects in which Acquirer may have a reasonable interest, including its interest in planning for integration and transition with respect to the businesses of KFI, KleinBank and their respective Subsidiaries. In addition, KFI will instruct the officers, employees, counsel and accountants of each of KFI, KleinBank and their respective Subsidiaries to be available for, and respond to any questions of, such Acquirer Agents at reasonable hours and with reasonable notice by Acquirer to such individuals, and to cooperate fully with Acquirer in planning for the integration of the businesses of KFI, KleinBank and their respective Subsidiaries with the business of Acquirer and its Affiliates.

No investigation by Acquirer or KFI shall affect the representations and warranties made by KFI or Acquirer herein.

(b)    Any confidential information or trade secrets of each of KFI, KleinBank and their respective Subsidiaries received by Acquirer or its Agents, and any confidential information of Acquirer or Acquirer’s Agents received by KFI or KFI’s Agents, in the course of the consummation of the Merger or Bank Merger will be treated confidentially and held in confidence pursuant to the NDA, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing either such confidential information or trade secrets or both will be destroyed by receiving party or, at the disclosing party’s request, returned to the disclosing party if this Agreement is terminated as provided in ARTICLE 8. Such information will not be used by a receiving party or its Agents to the detriment of the disclosing party or its Subsidiaries and will at all times be maintained and held in compliance with the NDA.

(c)    In the event that this Agreement is terminated, neither Acquirer nor KFI will disclose, except as required by Law or pursuant to the request of a Governmental Entity, the basis or reason for such termination, without the consent of the other party.

(d)    Each of the parties to this Agreement disclosing information under the terms of this Agreement is not waiving, and will not be deemed to have waived or diminished, any of its attorney work product protections, attorney-client privileges or similar protections and privileges as a result of disclosing such information (including information related to pending or threatened Litigation) to the other party, regardless of whether the disclosing party has asserted, or is or may be entitled to assert, such privileges and protections. Each party will be permitted to keep confidential any information that (i) it reasonably believes is subject to legal privilege that would be compromised by disclosure to the other party, and (ii) it is prohibited by Law from sharing.

(e)    The parties to this Agreement (i) share a common legal and commercial interest in all of the disclosing party’s information that is subject to such privileges and protections; (ii) are or may become joint defendants in proceedings to which the disclosing party’s information covered by such protections and privileges relates; (iii) intend that such privileges and protections remain intact should either party become subject to any actual or threatened proceeding to which the disclosing party’s information covered by such protections and privileges relates and (iv) intend that, after the Closing, the receiving party will have the right to assert such protections and privileges. No receiving party will admit, claim or contend, in proceedings involving either party or otherwise, that any disclosing party waived any of its attorney work-product protections, attorney-client privileges or similar protections and privileges with respect to any information, documents or other material not disclosed to a receiving party due to such disclosing party disclosing its information (including information related to pending or threatened Litigation) to the receiving party.

5.3    Notice of Developments. KFI will promptly notify Acquirer of any emergency or other change in the Ordinary Course of Business of KFI, KleinBank or any of their respective Subsidiaries to the extent permitted by Law. KFI will promptly notify Acquirer in writing if KFI should discover that any representation or warranty made by it in this Agreement was untrue when made, has subsequently become or will be on the Closing Date untrue in any respect, provided that such inaccuracy would be reasonably anticipated to have a Material Adverse Effect on KFI, KleinBank or any of their respective Subsidiaries. No disclosure pursuant to this Section 5.3 will be deemed to amend or supplement the KFI Disclosure Schedule or to prevent or cure any inaccuracy, misrepresentation, breach of warranty or breach of agreement.

5.4    Certain Loans and Related Matters. KFI will furnish to Acquirer a complete and accurate list as of the end of each calendar month beginning with June 2018 within fifteen (15) Business Days after the end of each such calendar month, of (a) all of the periodic internal credit quality reports of KleinBank prepared during such calendar month (which reports will be prepared in a manner consistent with past practices), (b) all loans of KleinBank classified as non-accrual, as restructured, as ninety (90) days past due, as still accruing and doubtful of collection or any comparable classification, (c) all OREO, including in-substance foreclosures and real estate in judgment, (d) all new loans where the principal amount advanced exceeds $1,000,000, (e) any current repurchase obligations of KleinBank with respect to any loans, loan participations or state or municipal obligations or revenue bonds and (f)  any standby letters of credit issued by KleinBank.

5.5    Financial Statements. KFI will furnish Acquirer with balance sheets of KFI and KleinBank as of the end of each calendar month beginning with June 2018 and the related statements of income, within fifteen (15) Business Days after the end of each such calendar month. Such financial statements will be prepared on a basis consistent with the Latest Balance Sheets and the Related Statements and on a consistent basis during the periods involved, and will fairly present the financial positions of KFI and KleinBank as of the dates thereof and the results of operations of KFI and KleinBank for the periods then ended.

5.6    Consents and Authorizations. KFI will use its commercially reasonable efforts to obtain (at no cost to Acquirer), prior to Closing, all consents (the “Required Consents”) from Persons other than Governmental Entities necessary or reasonably desirable for the consummation of the transactions contemplated by this Agreement. KFI will keep Acquirer reasonably advised of the status of obtaining the Required Consents, and Acquirer will reasonably cooperate with KFI to obtain the Required Consents.

5.7    Tax Matters.

(a)    KFI and KleinBank each, at its own expense, will prepare and timely file (or cause to be prepared and timely filed) all Returns required to be filed by KFI or KleinBank on or before the Effective Date and timely pay all Taxes reflected thereon. Such Returns will be prepared consistently with past practices of KFI and KleinBank to the extent such practices comply with applicable Law. No later than thirty (30) days prior to the due date (including extensions) for filing any income or franchise Returns referred to in the first sentence of this subsection (a), KFI or KleinBank, as relevant, will deliver such Returns to Acquirer for its review, comment and approval, which approval will not be unreasonably withheld, conditioned or delayed. KFI or KleinBank, as applicable, will make all changes and disclosures with respect to all such income and franchise Returns as are reasonably requested by Acquirer.

(b)    Acquirer, at its own expense, will prepare and timely file (or cause to be prepared and timely filed) all Returns of KFI and KleinBank required to be filed after the Effective Date. Acquirer will prepare and file all such Returns in respect of a taxable period which ends on or prior to the Effective Date that are not required to be filed on or before the Effective Date, and all such Returns in respect of a taxable period which begins before and ends after the Effective Date to the extent such practices comply with applicable Law. No later than thirty (30) days prior to the due date for filing any income or franchise Returns of KFI referred to in the first sentence of this subsection (b) that KFI will file as an S corporation, Acquirer will deliver drafts of such Returns to the Shareholder Representatives for their review and comment on behalf of the Persons who were KFI shareholders during the Tax period covered by such Return. Acquirer will consider all comments in good faith and will incorporate such comments, changes or disclosures Acquirer determines acceptable, in its reasonable discretion, in the applicable Return prior to filing; provided, however, Acquirer will make any change to a Return that is required to correct an obvious error or to ensure that the Return complies with applicable Law.

(c)    Notwithstanding anything in this Agreement to the contrary, Acquirer will not amend, or cause to be amended, any income or franchise Return that KFI filed as an S corporation if such amendment could result in material additional Tax Liability being imposed on any Person that was a holder of KFI Common Stock during the Tax period covered by such Return except where the amendment of such Return is required (i) by a determination within the meaning of Section 1313 of the Code and the Treasury Regulations thereunder with respect to another Return, (ii) to correct an obvious error or to apply the mitigation provisions of Section 1311 through 1314 of the Code or (iii) otherwise by applicable Law (other than an interpretation of Law by the IRS pursuant to an audit of such Return for which any proposed assessments have not yet been fully resolved).

(d)    Each of Acquirer and KFI will be liable for fifty percent (50%) of any transfer, value added, excise, stock transfer, capital, stamp, recording, registration and any similar Taxes (“Transfer Tax”) that become payable in connection with the Merger and other transactions contemplated hereby. The applicable parties will cooperate in preparing and filing such forms and documents as may be necessary to permit any such Transfer Tax to be assessed and paid on or prior to the Effective Date in accordance with any available pre-sale filing procedure, and to obtain any exemption from or refund of any such Transfer Tax.

(e)    KFI, KleinBank, and Acquirer will cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Returns pursuant to this Section 5.7 and in connection with any audit, examination, review, inquiry, Litigation or other proceeding with respect to Taxes. Such cooperation will include the retention and (upon the other party’s reasonable request) the provision of records and information (including making such records and information available for review and copying) which the other party believes in good faith to be relevant to any such audit, examination, review, inquiry, Litigation or other proceeding or determination, the timely provision to the other party of powers of attorney or similar authorizations necessary to carry out the purposes of this Section 5.7, and making employees, advisers and contractors available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquirer, KFI and KleinBank agree to retain all books and records with respect to Tax matters pertinent to either KFI or KleinBank relating to any taxable period which ends on or prior to the Effective Date until the expiration of the longer or longest determination of a statute of limitations for either assessment or collection of tax (and, to the extent notified by Acquirer or its Affiliate, any extensions thereof) of the respective taxable periods that may apply to KFI or KleinBank, and to abide by all record retention agreements entered into with any Governmental Entity.

(f)    From and after the date of this Agreement, KFI shall not declare and pay cash dividends to its shareholders in connection with any quarterly estimated Tax payments. Acquirer agrees to indemnify and reimburse each KFI shareholder for any tax penalties and interest payable, in the amounts indicated on the income tax returns of each such shareholder for the 2018 tax year and any subsequent tax period ending on or before the Effective Date, by offering to enter into a Tax Indemnity Letter with each KFI shareholder in the form attached as Exhibit G. Acquirer also agrees to pay KFI shareholders a tax distribution in an amount equal to the difference between the Shareholder Tax Liability reflected on the returns prepared and filed in accordance with Section 5.7(b) and the Tax dividends actually paid for the 2018 tax year and any subsequent tax period ending on or before the Effective Date, and such payments shall be made the date such returns are required to be filed without extension. For purposes of this Section “Shareholder Tax Liability” shall be an amount equal to 38.3% of the total of such shareholder’s allocated components of federal taxable income, loss and deductions with respect to their ownership of KFI Common Stock, as such components would be reported on federal Schedule K-1 for the related Tax periods.

5.8    No Solicitation.

(a)    Neither KFI, nor KleinBank nor any of their respective Subsidiaries will, and they will each use their best efforts to cause their officers, directors, employees, agents and authorized representatives (“Representatives”) not to, directly or indirectly, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding either KFI, KleinBank or any of their respective Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the adoption of this Agreement by the Required KFI Shareholder Vote, this Section 5.8(a) will not prohibit KFI or its Representatives from furnishing nonpublic information regarding KFI, KleinBank or their respective Subsidiaries to, or entering into discussions or negotiations with, any Person in response to a Superior Proposal that is submitted to KFI by such Person (and not withdrawn) if (1) neither KFI, nor KleinBank, nor any of their respective Subsidiaries nor any of their respective

Representatives have violated any of the restrictions set forth in this Section 5.8(a)(i)-(v), (2) the board of directors of KFI concludes in good faith, after having consulted with and considered the advice of outside counsel to KFI, that failure to do so would be reasonably likely to result in a breach of its fiduciary obligations to KFI’s shareholders under applicable Law, (3) at least two (2) Business Days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such Person, KFI gives Acquirer written notice of the identity of such Person and of KFI’s intention to furnish nonpublic information to, or enter into discussions or negotiations with, such Person, and KFI receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of KFI and (4) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, KFI furnishes such nonpublic information to Acquirer (to the extent such nonpublic information has not been previously furnished by KFI to Acquirer). Without limiting the generality of the foregoing, KFI acknowledges and agrees that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the preceding sentence by KFI, KleinBank, their respective Subsidiaries or any of their respective Representatives will be deemed to constitute a breach of this Section 5.8(a) by KFI.

(b)    KFI will promptly (and in no event later than twenty-four (24) hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal) advise Acquirer orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal relating to KFI or KleinBank (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person prior to the Closing Date. KFI will keep Acquirer fully informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

(c)    KFI and KleinBank will immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

(d)    KFI will not release or permit the release of any Person from, or waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which KFI is a party, and will enforce or cause to be enforced each such agreement at the request of Acquirer. KFI will promptly request each Person that has executed, within twelve (12) months prior to the date of this Agreement, a confidentiality agreement in connection with its consideration of a possible Acquisition Transaction or equity investment to return all confidential information heretofore furnished to such Person by or on behalf of KFI.

5.9    Maintenance of Allowance for Loan and Lease Losses. KFI will cause KleinBank to maintain the ALLL of KleinBank in compliance with GAAP and Regulatory Accounting Principles and KleinBank’s existing methodology for determining the adequacy of the ALLL, as well as the standards established by all applicable Governmental Entities and GAAP.

5.10    KFI Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of Acquirer (which will not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 8, KFI will not, and will not permit any KFI Subsidiary, except as may be required by applicable Law, any Governmental Order or policies imposed by any Governmental Entity, to (a) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, (b) take, or omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 7 not being or becoming not capable of being satisfied or (c) take any action that would render, or that reasonably would be expected to render, any representation or warranty made by KFI in this Agreement untrue at the Closing as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representation or warranty.

ARTICLE 6

ADDITIONAL COVENANTS AND AGREEMENTS

6.1    The Bank Merger. To the extent not previously approved, KFI will cause the board of directors of KleinBank to approve the Bank Merger Agreement and the Bank Merger promptly after the execution of this Agreement, and will vote all of the shares of KleinBank Common Stock held by KFI in favor of approval of the Bank Merger Agreement and the Bank Merger. For the avoidance of doubt, the Bank Merger will occur simultaneously with the Merger, and will be conditioned upon regulatory approval and upon the Required KFI Shareholder Vote.

6.2    Filings and Regulatory Approvals. Acquirer will use all commercially reasonable efforts to prepare and file no later than thirty (30) days after the date of this Agreement all applications and other documents required to obtain Regulatory Approvals and consents from OCC and the MDC for the Bank Merger and waiver or approval, if required, of the FRB of the Merger. KFI will cooperate with Acquirer in the preparation and filing of all such applications and other documents. Prior to filing each application or other document with the applicable Governmental Entity, Acquirer will promptly provide KFI with an opportunity to review and comment on the non-confidential portions of each such application or other document. Each party to this Agreement will use all commercially reasonable efforts and will cooperate with the other party in taking any other actions necessary to obtain such regulatory or other approvals and consents, including participating in any required hearings or proceedings. Subject to the terms and conditions herein provided, each party will use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement. Acquirer will pay, or will cause to be paid, any applicable fees and expenses (other than the fees and expenses of KFI’s counsel) in connection with the preparation and filing of such regulatory filings necessary to obtain the Regulatory Approvals.

6.3    Shareholder Meeting; Registration Statement.

(a)    KFI will call a special meeting of its shareholders (the “KFI Shareholder Meeting”) for the purpose of voting upon this Agreement and the Merger, and will schedule such meeting based on consultation with Acquirer as soon as practicable after the Registration Statement is declared effective. The board of directors of KFI will recommend that the shareholders approve this Agreement and the Merger (the “KFI Board Recommendation”), and KFI will use its best efforts (including soliciting proxies for such approval) to obtain the Required KFI Shareholder Vote. In connection with the KFI Shareholder Meeting and the approval of this Agreement and the transactions contemplated hereunder by the holders of KFI Common Stock, KFI will distribute the Proxy Statement/Prospectus to all holders of KFI Common Stock. The KFI Board Recommendation may not be withdrawn or modified in a manner adverse to Acquirer, and no resolution by the board of directors of KFI or any committee thereof to withdraw or modify the KFI Board Recommendation in a manner adverse to KFI may be adopted; provided, however, that notwithstanding the foregoing, prior to the adoption of this Agreement by the Required KFI Shareholder Vote, the board of directors of KFI may withdraw, qualify or modify the KFI Board Recommendation or approve, adopt, recommend or otherwise declare advisable any Superior Proposal made after the date hereof, if the board of directors of KFI determines in good faith, after consultation with outside counsel, that failure to do so would be likely to result in a breach of fiduciary duties under applicable Law (a “Change of KFI Board Recommendation”). In determining whether to make a Change of KFI Board Recommendation in response to a Superior Proposal or otherwise, the board of directors of KFI will take into account any changes to the terms of this Agreement proposed by Acquirer or any other information provided by Acquirer in response to such notice.

(b)    For the purposes of (i) holding the KFI Shareholder Meeting and (ii) registering Acquirer Common Stock to be issued to shareholders of KFI in connection with the Merger with the SEC and with applicable state securities authorities, Acquirer will prepare, with the cooperation of KFI (which will, for the avoidance of doubt, be given the opportunity to participate in the preparation of the Registration Statement and will have the right to approve the content of the Registration Statement relating to KFI and KleinBank), a registration statement on Form S-4 (such registration statement, together with all and any amendments and supplements thereto, being herein referred to as the “Registration Statement”), which will include a proxy statement/prospectus satisfying all applicable requirements of the Securities Act, the Exchange Act and applicable Blue Sky Laws (such proxy statement/prospectus, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement/Prospectus”).

(c)    Acquirer will furnish such information concerning Acquirer and its Subsidiaries as is necessary in order to cause the Proxy Statement/Prospectus and the Registration Statement, insofar as they relate to Acquirer and its Subsidiaries, to be prepared in accordance with Section 6.3(b). Acquirer agrees promptly to notify KFI if at any time prior to the KFI Shareholder Meeting any information provided by Acquirer in the Proxy Statement/Prospectus becomes incorrect or incomplete in any material respect, and to provide the information needed to correct such inaccuracy or omission.

(d)    KFI will promptly furnish Acquirer with such information concerning KFI, KleinBank and their respective Subsidiaries as is necessary in order to cause the Proxy Statement/Prospectus and the Registration Statement, insofar as they relate to KFI, KleinBank or their respective Subsidiaries, to be prepared in accordance with Section 6.3(b), including the opinion of counsel as to Tax matters required to be filed as an exhibit thereto. KFI agrees promptly to notify Acquirer if at any time prior to the KFI Shareholder Meeting any information provided by KFI in the Proxy Statement/Prospectus becomes incorrect or incomplete in any material respect, and to provide Acquirer with the information needed to correct such inaccuracy or omission.

(e)    Within forty-five (45) days after the execution of this Agreement, Acquirer will file the Registration Statement with the SEC and applicable state securities agencies. Acquirer will use commercially reasonable efforts to cause (i) the Registration Statement to become effective under the Securities Act and applicable Blue Sky Laws at the earliest practicable date and (ii) the shares of Acquirer Common Stock issuable to the shareholders of KFI to be authorized for listing on the NASDAQ or other national securities exchange. At the time the Registration Statement becomes effective, Acquirer will use its commercially reasonable efforts to ensure that the Registration Statement complies in all material respects with the provisions of the Securities Act and applicable Blue Sky Laws. KFI hereby authorizes Acquirer to utilize in the Registration Statement the information concerning KFI, KleinBank and their respective Subsidiaries provided to Acquirer for the purpose of inclusion in the Proxy Statement/Prospectus. Acquirer will advise KFI promptly when the Registration Statement has become effective and of any supplements or amendments thereto, and Acquirer will furnish KFI with copies of all such documents. Prior to the Effective Time or the termination of this Agreement, each party will consult with the other with respect to any material (other than the Proxy Statement/Prospectus) that might constitute a “prospectus” relating to the Merger within the meaning of the Securities Act.

(f)    Acquirer agrees that none of the information relating to Acquirer and its Subsidiaries that is provided by Acquirer for inclusion in: (i) the Proxy Statement/Prospectus, any filings or approvals under applicable federal or state banking Laws or regulations or Blue Sky Laws, or any filing pursuant to the Securities Act will, at the time of mailing the Proxy Statement/Prospectus to KFI’s shareholders, at the time of the KFI Shareholder Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(g)    KFI agrees that none of the information relating to KFI, KleinBank and their respective Subsidiaries that is provided by KFI for inclusion in: (i) the Proxy Statement/Prospectus, any approvals under applicable federal or state banking Laws or regulations or Blue Sky Laws, or any filing pursuant to the Securities Act will, at the time of mailing the Proxy Statement/Prospectus to KFI’s shareholders, at the time of the KFI Shareholder Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(h)    Acquirer will bear the costs of all SEC filing fees with respect to the Registration Statement and the costs of qualifying the shares of Acquirer Common Stock under the Blue Sky Laws, to the extent necessary. Acquirer will also bear the costs of all NASDAQ listing fees with respect to listing the shares of Acquirer Common Stock on the NASDAQ or other national securities exchange pursuant to this Agreement. Acquirer will bear all printing and mailing costs in connection with the preparation and mailing of the Proxy Statement/Prospectus to KFI and Acquirer shareholders. Acquirer and KFI will each bear their own legal and accounting expenses in connection with the preparation of the Proxy Statement/Prospectus and the Registration Statement.

6.4    Establishment of Accruals.

(a)    Prior to the Effective Time, KFI shall and shall cause KFI Subsidiaries to make, consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, such appropriate accounting entries in its books and records and use commercially reasonable efforts to take such other actions as KFI and KFI Subsidiaries shall deem to be necessary or desirable in anticipation of the Merger including, without limitation, accruals or the creation of reserves for employee benefits and Merger-related expenses.

(b)    KFI recognizes that Acquirer may have adopted different loan and accounting policies and practices (including loan classifications and levels of loan loss allowances). Subject to applicable Law (including without limitation applicable banking laws and regulations and GAAP) and the conditions in Section 6.4(d), from and after the date hereof KFI shall consult and cooperate in good faith with Acquirer with respect to conforming the loan and accounting policies and practices of KFI to those policies and practices of Acquirer for financial accounting and/or income tax reporting purposes, as reasonably specified in each case in writing from Acquirer to KFI, based upon such consultation.

(c)    Subject to applicable Law (including without limitation applicable banking laws and regulations and GAAP) and the conditions in Section 6.4(d), KFI shall consult and cooperate in good faith with Acquirer with respect to determining, as reasonably specified in a written notice from Acquirer to KFI, based upon such consultation, the amount and the timing for recognizing for financial accounting and/or income tax reporting purposes of KFI’s expenses of the Merger.

(d)    Subject to applicable Law (including without limitation applicable banking laws and regulations and GAAP), KFI shall consult and cooperate in good faith to (i) make such conforming entries to conform the loan and accounting policies and practices of KFI to the policies and practices of Acquirer as contemplated in Section 6.4(b) above and (ii) recognize KFI’s expenses of the Merger for financial accounting and/or income tax reporting purposes at such times as are reasonably requested in writing by Acquirer as contemplated in Section 6.4(c) above, but in no event prior to the fifth (5th) day next preceding the Closing Date.

(e)    KFI’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken on account of Section 6.4(d).

6.5    Employee Matters.

(a)    General. At the request of Acquirer, and except as otherwise provided in Section 6.5(c), KFI agrees to terminate any Plans as of the Effective Time in accordance with their terms and subject to applicable Laws. If any Plans are not so terminated, after the Effective Time, Acquirer will have the right to continue, amend, merge or terminate any of such Plans in accordance with the terms thereof and subject to any limitation arising under applicable Law, including Tax qualification requirements. KFI agrees that, at the request of Acquirer, KleinBank, KFI and any Commonly Controlled Entity will cease to be a participating employer of, and will cease making contributions to or otherwise providing benefits under, any Plan, as of the Effective Time. If, after the Effective Time, there are any Plans for which the Surviving Corporation or any of its Subsidiaries continues to be a participating employer, Acquirer will have the right to discontinue such participation in any of such Plans in accordance with the terms thereof and subject to any limitation arising under applicable Law. Until Acquirer will take such action, however, such Plans will continue in force for the benefit of present and former employees of either of KFI or KleinBank who have any present or future entitlement to benefits under any of the Plans.

(b)    Termination of KFI 401(k). Unless Acquirer directs KFI otherwise in writing, no later than five (5) Business Days prior to the Closing Date, the board of directors of KFI will adopt resolutions, effective immediately prior to the Effective Date, (i) permanently discontinuing contributions to and terminating the KFI 401(k) and (ii) amending the KFI 401(k), to the extent necessary, to comply with all applicable Laws. Such resolutions will provide that, as soon as administratively feasible following the Closing, but subject to any applicable regulatory requirements and receipt of any necessary regulatory approvals, the Surviving Corporation will direct the KFI 401(k) to distribute each participant’s vested account balance in a single lump sum, providing each participant the option of receiving their single lump sum distribution or rolling over their vested account balance to Old National Bancorp Employee Stock Ownership and Savings Plan. KFI will also take such other actions in furtherance of the termination of the KFI 401(k) as Acquirer may reasonably require.

(c)    Continuation of KFI Deferred Compensation Arrangements. Effective as of the Effective Time, KFI shall freeze the deferral amounts and deferral elections of all participants in the KFI Deferred Compensation Arrangements and allow no additional deferrals pursuant to such arrangements. Acquirer agrees to leave the KFI Deferred Compensation Arrangements in place following the Effective Time and assume and perform all obligations of KFI and its Subsidiaries pursuant to such arrangements in accordance with the terms of each such arrangement and consistent with past practices, except that Acquirer may transfer such arrangements to Acquirer’s deferred compensation plan administrator and, to the extent permitted under the applicable KFI Deferred Compensation Arrangement, provide the investment options in accordance with the related terms of Acquirer’s deferred compensation arrangements. After the Effective Time, notwithstanding any provision to the contrary, a KFI Deferred Compensation Arrangement may only be terminated with the consent of each such KFI Deferred Compensation Arrangement’s participants.

(d)    Participation in Acquirer Benefit Plans. Upon the later of the Closing Date or the date upon which a former KFI employee is no longer covered by a KFI Plan, each KFI employee will be eligible to participate in the health, vacation and other non-equity based employee benefit plans of Acquirer or its Subsidiaries (the “Acquirer Plans”) to the same extent as similarly situated employees of Acquirer and to the extent permitted by the applicable Acquirer Plan or applicable Law; provided, however, that nothing in this Section 6.5(c) or elsewhere in this Agreement will limit the right of Acquirer or any of its Subsidiaries to amend or terminate an Acquirer Plan at any time. With respect to the Acquirer Plans, Acquirer will, or will cause the Surviving Corporation or its Subsidiaries to: (i) with respect to each Acquirer Plan that is a medical/prescription, dental or vision plan, (x) waive any exclusions for pre-existing conditions under such Acquirer Plan that would result in a lack of coverage for any condition for which the applicable KFI employee would have been entitled to coverage under the corresponding Plan in which such KFI employee was an active participant immediately prior to his or her transfer to Acquirer Plan; (y) waive any waiting period under such Acquirer Plan, to the extent that such period exceeds the corresponding waiting period under the corresponding Plan in which such KFI employee was an active participant immediately prior to his or her transfer to Acquirer Plan (after taking into account the service credit provided for herein for purposes of satisfying such waiting period) and (z) provided the insurance company of KFI or KleinBank provides information related to the amount of such credit that is available to Acquirer, provide each KFI employee with credit for deductibles paid by such KFI employee prior to his or her transfer to an Acquirer Plan (to the same extent such credit was given under the analogous Plan prior to such transfer) in satisfying any applicable deductible or out-of-pocket requirements under such Acquirer Plan for the plan year that includes such transfer and (ii) fully recognize service of the KFI employees with either KFI or KleinBank for purposes of eligibility to participate and vesting credit, and, solely with respect to vacation and severance benefits, benefit accrual in any Acquirer Plan in which the KFI employees are eligible to participate after the Closing Date, to the extent that such service was recognized for that purpose under the analogous Plan prior to such transfer. Acquirer will extend coverage to KFI employees for health care, dependent care and limited purpose health care flexible spending accounts established under Section 125 of the Code to the same extent as available to similarly situated employees of Acquirer to the extent permitted by such Acquirer Plans and applicable Law. Acquirer will give effect to any elections made by KFI employees with respect to such accounts under any flexible benefits cafeteria plan of either KFI or KleinBank to the extent permitted by such Acquirer Plan and applicable Law. KFI employees will be credited with amounts available for reimbursement equal to such amounts as were credited under any flexible benefits cafeteria plan of either KFI or KleinBank to the extent permitted by such Acquirer Plan and applicable Law. The foregoing will not apply to the extent it would result in duplication of benefits.

(e)    Terminated KFI Employees. To the extent that Acquirer terminates the employment of any KFI employee without “cause” (as such term is defined in the sole discretion of Acquirer), at, or within six (6) months after, the Effective Time, and such KFI employee is not otherwise entitled to severance benefits under a separate contractual obligation with either KFI or KleinBank in effect on the date of this Agreement, Acquirer will offer such KFI employee severance benefits as provided in the Old National Bancorp Severance Pay Plan, a copy of which has been provided to KFI.

(f)    KFI Employee Retention Program. Prior to the Effective Time, KFI and Acquirer will mutually agree on and establish an employee retention bonus program in the aggregate amount set forth on Schedule 6.5(f) and will allocate pursuant to such program cash awards to certain KFI employees to remain in the employ of one of KFI, KleinBank and Acquirer Bank, for non-customer contact employees through the completion of the Closing Date or within sixty (60) days following the system’s integration between KFI and KleinBank, on the one hand, and Acquirer and Acquirer Bank, on the other hand and for other employees through such date as Acquirer may reasonably establish for such employees.

(g)    Transaction-Related Incentives. On the Closing Date, KFI will pay the transaction-related incentives for designated employees of KFI in the amounts set forth in the agreements described on Schedule 6.5(g).

(h)    Employment Agreements and Incentives. As of the Effective Time, Acquirer shall assume the change in control and other employment agreements between KFI and its Subsidiaries and their respective employees listed in the KFI Disclosure Schedule. On the Closing Date, KFI will pay any amounts owing but not yet paid under any employee incentive compensation and bonus plan of KFI or its Subsidiaries listed in the KFI Disclosure Schedule, in the amounts accrued for payment under such plans as of the Closing Date.

(i)    Affordable Care Act Reporting. As required under the Affordable Care Act, KFI, KleinBank and each Commonly Controlled Entity will accurately complete and timely file with the IRS, and timely send to all covered individuals, as applicable, any required IRS Forms 1094-B, 1095-B, 1094-C and 1095-C and all other associated or supplemental forms or notices for the 2018 calendar year with respect to each Benefit Plan that is subject to the Affordable Care Act.

(j)    Limitation on Enforcement. This Agreement is an agreement solely between KFI and Acquirer. Nothing in this Agreement, including this Section 6.5, whether express or implied, confers upon any KFI employees, employees of Acquirer and its Subsidiaries or any other Person, any rights or remedies, including: (i) any right to employment or recall, (ii) any right to continued employment for any specified period or (iii) any right to any particular compensation, benefit or aggregate of benefits, or any other term or condition of employment, of any kind or nature whatsoever.

6.6    Tax Treatment. Neither KFI, KleinBank nor Acquirer will take any action that would disqualify the Merger as a “reorganization” within the meaning of Section 368(a)(1) of the Code.

6.7    Updated Schedules. KFI and Acquirer shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time and as of the Effective Time, the KFI Disclosure Schedule and the Acquirer Disclosure Schedule, respectively, or add any schedule or schedules, with respect to any matters or events hereafter arising or to correct any misstatement or omission which, if in existence or having occurred as of the date of this Agreement, are required to be set forth for the purpose of making the representations and warranties to which any such schedule relates true and correct in all material respects, if existing or known as of the date hereof. Notwithstanding the foregoing, any updated schedule will not have the effect of making any representation or warranty contained in this Agreement true and correct in all material respects for purposes of Sections 7.2(a) and 7.3(a) respectively. No such supplement, amendment or update shall become part of the KFI Disclosure Schedule or the Acquirer Disclosure Schedule unless Acquirer or KFI, respectively, shall have first consented in writing with respect thereto.

6.8    Indemnification; Directors’ and Officers’ Insurance.

(a)    Acquirer agrees that all rights of the present and former directors and officers of either KFI or KleinBank to indemnification provided for in the Articles of Incorporation or Bylaws or other governing documents of KFI or KleinBank, as applicable, as in effect on the date hereof, or required under any applicable Law (including rights to advancement of expenses and exculpation), and that all such rights of the present and former directors and officers of KFI and KleinBank (to the extent such rights to indemnification are required) will survive the Merger and continue in full force and effect in accordance with their terms to the extent permitted by Law, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, for a period of six (6) years after the Effective Time (each such director, officer and employee being sometimes hereinafter referred to as an “Indemnified Party”). The Surviving Corporation will indemnify any Person made a party to any proceeding by reason of the fact that such Person was a director or officer of either KFI or KleinBank at or prior to the Effective Time to the fullest extent provided in, and will advance expenses in accordance with, the Articles of Incorporation, Bylaws and other governing documents of KFI or KleinBank, as applicable, in the form previously provided to Acquirer and effective as of the date of this Agreement, in each case subject to all the limitations set forth in such Articles of Incorporation, Bylaws or other governing documents and applicable Law. Notwithstanding anything to the contrary contained in this Section 6.8, nothing contained in this Agreement will require Acquirer to indemnify, defend or hold harmless any Indemnified Party to a greater extent than either of KFI or KleinBank may, as of the date of this Agreement, indemnify, defend and hold harmless such Indemnified Party, and any such indemnification provided pursuant to this Section 6.8 will be provided only to the extent that such indemnification is permitted by any applicable federal or state Laws.

(b)    Prior to the Effective Time, KFI will or, if KFI is unable to, Acquirer as of the Effective Time will, obtain a “tail” insurance policy with a claims period of at least six (6) years from and after the Effective Time with respect to directors’ and officers’ liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable to the Indemnified Parties as the existing policies of KFI and KleinBank with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). Acquirer will pay the premium for such D&O Insurance tail policy provided that in no event will Acquirer by required to expend more than an amount per year equal to 200% of the annual premiums paid by KFI as of the Effective Time for such insurance (the “Insurance Amount”) provided, however, that if the cost exceeds such limit, Acquirer will use its reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount.

(c)    The provisions of this Section 6.8 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party as if he or she were a party to this Agreement.

6.9    Acquirer Confidential Information. Any confidential information or trade secrets of each of Acquirer and its Subsidiaries received by either KFI, KleinBank or their respective Subsidiaries, or their respective employees or agents in the course of the negotiation and consummation of the Merger or Bank Merger will be treated confidentially and held in confidence pursuant to the NDA, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing either such confidential information or trade secrets or both will be destroyed by KFI, KleinBank and their respective Subsidiaries or, at Acquirer’s request, returned to Acquirer if this Agreement is terminated as provided in Article 8. Such information will be maintained and held in compliance with the NDA.

6.10    Environmental. If requested by Acquirer within sixty (60) days of this Agreement, KFI will cooperate with an environmental consulting firm designated by Acquirer (and reasonably acceptable to KFI) in connection with the conduct by such firm of a Phase I Environmental Site Assessment (in accordance with a written scope of work approved by the parties using the current ASTM standard Phase I standard E1527-13) on all real property owned or leased by KFI or any KFI Subsidiary as of the date of this Agreement, and any real property acquired or leased by KFI or any KFI Subsidiary before the Closing Date. If any Phase I report discloses any current Recognized Environmental Conditions (“REC”, as defined under the ASTM standard), the parties will consult and determine whether a Phase II assessment is recommended based on the finding of an REC. Acquirer shall have the right to have a Phase II environmental assessment performed on such real property. The parties shall enter into a reasonable temporary site access agreement prior to any environmental site assessment work at any property. Acquirer shall be responsible for the cost of the Phase I assessments, Acquirer shall be responsible for the cost of any Phase II assessments of property leased by KFI, and KFI and Acquirer shall each be responsible for 50% of the cost of any Phase II assessments of property owned by KFI. Acquirer shall return the properties to the same condition as present prior to their performance of any environmental site assessment work at the properties. Notwithstanding the foregoing, KFI’s obligations under this paragraph and the performance of any Phase I or II assessments, shall be subject to and limited by the terms and conditions of the lease agreements applicable to any leased properties and the receipt of all appropriate lessor consents.

If the environmental consultant’s good faith estimate, based upon the results of the Phase I or Phase II environmental site assessment work completed under this Agreement, of the dollar amount, if any, that KFI and KFI Subsidiaries would reasonably be required to expend under the terms of the applicable lease or applicable Environmental Laws for clean-up, remediation and penalties relating to pollutants, contaminants, wastes, toxic substances, petroleum, petroleum products and any other materials regulated under the Environmental Laws with respect to KFI’s or KFI Subsidiaries’ owned or leased real properties or any adjoining properties, is in excess of $3,000,000 in the aggregate, then Acquirer shall have the right to terminate this Agreement pursuant to Section 8.1(d)(iii), which termination shall be Acquirer’s sole remedy in such event.

ARTICLE 7

CONDITIONS

7.1    Conditions to Obligations of Each Party. The respective obligations of each party to effect the transactions contemplated hereby will be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a)    Regulatory Approvals. The Bank Regulatory Approvals will have been obtained and shall remain in full force and effect and the applicable waiting periods, if any, under all statutory or regulatory waiting periods will have lapsed. None of such approvals will contain any conditions, restrictions or requirements that could not have been reasonably anticipated by Acquirer and would be reasonably expected to have a Material Adverse Effect on Acquirer or KFI such that Acquirer would not have entered into this Agreement had such condition, restriction or requirement been known as of the date of this Agreement.

(b)    No Injunction. No injunction or other order entered by a state or federal court of competent jurisdiction will have been issued and remain in effect which would impair the consummation of the transactions contemplated hereby.

(c)    Governmental Action. There will not be any action taken, or any statute, rule, regulation, judgment, order or injunction proposed, enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated hereby by any Governmental Entity which would reasonably be expected to result, directly or indirectly, in (i) restraining or prohibiting the consummation of the transactions contemplated hereby or obtaining material damages KFI, KleinBank or their respective Subsidiaries or Acquirer or any of Acquirer’s Subsidiaries in connection with the transactions contemplated hereby, (ii) prohibiting direct or indirect ownership or operation by Acquirer of all or a material portion of the business or assets of KFI, KleinBank or their respective Subsidiaries or of Acquirer or any of its Subsidiaries, or to compelling Acquirer or any of its Subsidiaries or KFI, KleinBank or their respective Subsidiaries to dispose of or to hold separately all or a material portion of the business or assets of Acquirer or any of its Subsidiaries or of KFI, KleinBank or their respective Subsidiaries, as a result of the transactions contemplated hereby or (iii) requiring direct or indirect divestiture by Acquirer of any of its business or assets or of the business or assets of KFI, KleinBank or their respective Subsidiaries.

(d)    No Termination. No party hereto will have terminated this Agreement as permitted herein.

(e)    Shareholder Approval. The Merger will have been approved by the Required KFI Shareholder Vote.

(f)    Registration Statement. The Registration Statement will have been declared and will remain effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement will have been issued and no action, lawsuit, proceeding or investigation for that purpose will have been initiated or threatened by the SEC, and all approvals required under Blue Sky Laws relating to the shares of Acquirer Common Stock issuable to the shareholders of KFI hereunder will have been received. The shares of Acquirer Common Stock issuable to the shareholders of KFI will have been authorized for listing on the NASDAQ, subject to official notice of issuance.

7.2    Additional Conditions to Obligation of KFI. The obligation of KFI to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:

(a)    Representations and Warranties. (i) The representations and warranties set forth in Article 3 that are not subject to materiality or Material Adverse Effect qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date and (ii) the representations and warranties set forth in Article 3 that are subject to materiality or Material Adverse Effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date.

(b)    Agreements. Acquirer will have performed and complied in all material respects with each of its agreements contained in this Agreement.

(c)    Officer’s Certificate. Acquirer will have furnished to KFI a certificate of the Chief Financial Officer of Acquirer, dated as of the Effective Time, in which such officer will certify to the conditions set forth in Sections 7.2(a) and (b).

(d)    Acquirer Secretary’s Certificate. Acquirer will have furnished to KFI (i) copies of the text of the resolutions by which the corporate action on the part of Acquirer necessary to approve this Agreement and the transactions contemplated hereby were taken and (ii) a certificate dated as of the Effective Time executed on behalf of Acquirer by its corporate secretary or one of its assistant corporate secretaries certifying to KFI that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(e)    Legal Opinion. KFI will have received an opinion of Kreig DeVault LLP that based on the terms of this Agreement and based on certain facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization under Section 368(a)(1) of the Code. In rendering such opinion, such counsel may require and rely upon and may incorporate by reference representations and covenants, including representations and covenants contained in certificates of officers of KFI and Acquirer.

(f)    Other Materials. KFI will have received the materials set forth in Section 2.10(b).

(g)    Tax Indemnification. Acquirer has offered to enter into a Tax Indemnity Letter with each KFI shareholder, in the form attached as Exhibit G.

7.3    Additional Conditions to Obligation of Acquirer. The obligation of Acquirer to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:

(a)    Representations and Compliance. (i) The representations and warranties set forth in Article 4 that are not subject to materiality or Material Adverse Effect qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date and (ii) the representations and warranties set forth in Article 4 that are subject to materiality or Material Adverse Effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date.

(b)    Agreements. KFI will have performed and complied in all material respects with each of its agreements contained in this Agreement.

(c)    Officers’ Certificate of KFI. KFI will have furnished to Acquirer a certificate of the Chief Executive Officer and Chief Financial Officer of KFI, dated as of the Effective Date, in which such officers will certify to the conditions set forth in Sections 7.3(a) and 7.3(b).

(d)    KFI Secretary’s Certificate. KFI will have furnished to Acquirer (i) copies of the text of the resolutions by which the corporate action on the part of KFI necessary to approve this Agreement and the transactions contemplated hereby were taken and (ii) a certificate dated as of the Effective Time executed on behalf of KFI by its corporate secretary or one of its assistant corporate secretaries certifying to Acquirer that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(e)    Dissenting Shares. The total number of Dissenting Shares will be no greater than ten percent (10%) of the number of issued and outstanding shares of KFI Common Stock.

(f)    Required Consents. Each Required Consent will have been obtained and be in full force and effect, and such actions as Acquirer’s counsel may reasonably require will have been taken in connection therewith.

(g)    No Equity Claims. No Person (other than a holder of shares of KFI Common Stock) will have asserted that such Person (i) is the owner of, or has the right to acquire or to obtain ownership of, any capital stock of, or any other voting, equity or ownership interest in, either of KFI or KleinBank or (ii) is entitled to any of the Merger Consideration.

(h)    Other Materials. Acquirer will have received the materials set forth in Section 2.10(a).

(i)    Tax Opinion. The board of directors of Acquirer shall have received a written opinion of the law firm of Krieg DeVault LLP, dated as of the Effective Time, in form and content reasonably satisfactory to Acquirer, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 2.12 hereof) to each party hereto and to the shareholders of KFI. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(j)    KFI Consolidated Shareholders’ Equity. As of the Determination Date, KFI Consolidated Shareholders’ Equity shall be at least equal to Minimum Shareholders’ Equity.

(k)    Lock Up Agreements. Shareholders of KFI shall have executed Lock Up Agreements in the form attached at Exhibit E which, when combined with the previously executed Lock Up Agreements, restrict the sale of no less than 80% of the Acquirer Common Stock received by KFI shareholders for sixty (60) to ninety (90) days after the Effective Time.

ARTICLE 8

TERMINATION, AMENDMENT AND WAIVER

8.1    Reasons for Termination. This Agreement, by prompt written notice given to the other parties prior to or at the Closing, may be terminated:

(a)    by mutual consent of the boards of directors of Acquirer and KFI;

(b)    by either party:

(i)    if a Law or Governmental Order will have been enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Entity that permanently restrains, enjoins or otherwise prohibits or makes illegal the Closing and such Governmental Order shall have become final and non-appealable;

(ii)    if at the KFI Shareholder Meeting, this Agreement will not have been duly adopted by the Required KFI Shareholder Vote; or

(iii)    if the Closing has not occurred by March 31, 2019 (the “Termination Date”), provided that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to any party whose breach of any provisions of this Agreement causes the failure of the Merger to occur on or before the Termination Date;

(c)    by KFI if:

(i)    Acquirer will have breached any representation, warranty or agreement of Acquirer in this Agreement in any material respect and such breach would give rise to a failure of a condition set forth in Section 7.2, and such condition is incapable of being satisfied by the Termination Date or has not been cured by Acquirer within thirty (30) days after written notice of such breach is given by KFI to Acquirer;

(ii)    (A) KFI will have delivered to Acquirer a written notice of the intent of KFI to enter into a merger, acquisition or other agreement (including an agreement in principle) to effect a Superior Proposal based on an Acquisition Proposal received by it, (B) five (5) Business Days have elapsed following delivery to Acquirer of such written notice by KFI, (C) during such five (5) Business Day period, KFI has fully complied with the terms of Section 5.8, including informing Acquirer of the terms and conditions of such Acquisition Proposal and the identity of the Person making such Acquisition Proposal, with the intent of enabling Acquirer to agree to a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected, (D) at the end of such five (5) Business Day period, the board of directors of KFI will have continued reasonably to believe that such Acquisition Proposal constitutes a Superior Proposal, (E) KFI pays to Acquirer the termination fee in accordance with Section 8.4, and (F) KFI will have entered into a merger, acquisition or other agreement (including an agreement in principle) to effect a Superior Proposal or the board of directors of KFI will have resolved to do so;

(iii)    by written notice by KFI to Acquirer at any time during the five-day period commencing on the Calculation Date if the Acquirer Market Value on the Calculation Date is less than $15.75, such termination to be effective on the tenth (10th) day following the Calculation Date;

subject, however, to the following three sentences. If KFI elects to exercise its termination right pursuant to this Section 8.1(c)(iii), it shall give prompt written notice thereof to Acquirer. During the five (5) Business Day period commencing with its receipt of such notice, Acquirer shall have the option to increase the Exchange Ratio to equal the quotient determined by dividing the Initial Acquirer Market Value by the Acquirer Market Value on the Calculation Date, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.85. If within such five (5) Business Day period, Acquirer delivers written notice to KFI that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies KFI of the revised Exchange Ratio, then no termination shall have occurred pursuant to this Section 8.1(c)(iii), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified). For purposes of clarification, the adjustments to the Exchange Ratio contemplated by Section 2.6 of this Agreement shall be calculated and applied subsequent to any adjustment to the Exchange Ratio pursuant to this Section 8.1(c)(iii).

For purposes of this Section 8.1(c)(iii), the following terms shall have the meanings indicated below:

“Acquirer Market Value” means the Volume Weighted Average Price of a share of Acquirer Common Stock for the period ending on the day immediately preceding the Calculation Date.

“Calculation Date” shall mean the first date on which all Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period).

“Initial Acquirer Market Value” means $18.53, adjusted as indicated in the last sentence of this Section 8.1(c)(iii).

If Acquirer declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Calculation Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 8.1(c)(iii).

(iv)    any of the conditions set forth in Sections 7.1 or 7.2 will have become impossible to satisfy (other than through a failure of KFI to comply with its obligations under this Agreement); or

(d)    by Acquirer if:

(i)    KFI will have breached any representation, warranty or agreement in this Agreement in any material respect and such breach would give rise to a failure of a condition set forth in Section 7.3, and such condition is incapable of being satisfied by the Termination Date or has not been cured by KFI within thirty (30) days after written notice of such breach is given by Acquirer to KFI;

(ii)    There has been a Material Adverse Effect on KFI on a consolidated basis as of the Effective Time, as compared to that in existence on the date of this Agreement;

(iii)    Acquirer elects to exercise its right to terminate pursuant to Section 6.10;

(iv)    If the KFI board of directors shall fail to include its recommendation to approve the Merger in the proxy statement/prospectus;

(A)    in the event of a Change of KFI Board Recommendation;

(B)    if the KFI board of directors shall approve any Acquisition Proposal or publicly recommend that the holders of KFI Common Stock accept or approve any Acquisition Proposal;

(C)    if KFI shall have entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal; or

(D)    if the KFI board of directors fails to publicly reaffirm its recommendation of this Agreement, the Merger or the other transactions contemplated by this Agreement within five (5) Business Days of a written request by Acquirer to provide such reaffirmation; or

(v)    if a quorum could not be convened at the meeting of shareholders of KFI contemplated in Section 6.3 or at a reconvened meeting held at any time prior to or on the Termination Date.

8.2    Effect of Termination. Except as provided in Sections 8.3 and 8.4 and any provisions set forth herein that survive the termination of this Agreement, if this Agreement is terminated pursuant to Section 8.1, this Agreement will forthwith become void, there will be no Liability under this Agreement on the part of Acquirer, KFI or any of their respective Representatives or Subsidiaries, and all rights and obligations of each party hereto will cease; provided, however, that, subject to Sections 8.3 and 8.4, nothing herein will relieve any party from Liability arising out of its own fraud, willful misconduct or intentional breach of this Agreement.

8.3    Expenses. Except as otherwise provided in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the party incurring such Expenses, whether or not the Merger is consummated. As used in this Agreement, “Expenses” will consist of all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the solicitation of the approval of the Merger by holders of KFI Common Stock and all other matters related to the consummation of the Merger.

8.4    Termination Fees.

(a)    If this Agreement is terminated by either party pursuant to Section 8.1(b)(iii) as a result of the failure to obtain any of the Bank Regulatory Approvals and such failure is a result of a regulatory issue directly and solely related to Acquirer, Acquirer shall pay to KFI an amount in cash equal to $2,000,000 (the “KFI Termination Fee”).

(b)    KFI shall pay to Acquirer an amount in cash equal to $17,078,724 (the “Acquirer Termination Fee”) if:

(i)    This Agreement is terminated by Acquirer pursuant to Section 8.1(d)(iv);

(ii)    This Agreement is terminated by either party pursuant to Section 8.1(b)(ii) or Section 8.1(d)(v) and, in each case, prior to the date that is twelve (12) months after such termination KFI or KleinBank enters into any Acquisition Agreement or any Acquisition Proposal is consummated (regardless of whether such Acquisition Proposal is made or consummated before or after termination of this Agreement);

(iii)    This Agreement is terminated by either party pursuant to Section 8.1(b)(iii) and (A) prior to the date of such termination, an Acquisition Proposal was made, and (B) prior to the date that is twelve (12) months after such termination, KFI or KleinBank enters into any Acquisition Agreement or any Acquisition Proposal is consummated; or

(iv)    This Agreement is terminated by KFI pursuant to Section 8.1(c)(iii).

(c)    Any Termination Fee due under this Section 8.4 shall be paid by wire transfer of same day funds (i) in the case of Section 8.4(a) or Section 8.4(b)(i) or (iv), concurrently with such termination, and (ii) in the case of Section 8.4(b)(ii) or (iii)), on the date KFI enters into such Acquisition Agreement or consummates such Acquisition Proposal.

(d)    In the event that either party owes the Termination Fee pursuant to this Section 8.4, then the payment of such amount shall be the sole and exclusive remedy for those termination events and shall constitute liquidated damages. The parties acknowledge that the agreements contained in this Section 8.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not have entered into this Agreement. Accordingly, if either party fails to promptly pay the amounts due pursuant to this Section 8.4, and, in order to obtain such payment, a party commences a suit that results in a judgment against the other party for the amounts set forth in this Section 8.4, in addition to the amount of such judgment, the prevailing party shall be paid its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.4 at the national prime rate in effect on the date such payment was required to be made.

8.5    Amendment. This Agreement may not be amended except by an instrument in writing approved by the parties to this Agreement and signed on behalf of each of the parties hereto; provided, however, that Acquirer may, in its sole discretion, amend Sections 4.17 and 5.1 to increase any of the dollar thresholds contained in those sections or to relax any other requirements in those sections in order to obtain the Regulatory Approvals.

8.6    Waiver. The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions or agreements of the other parties under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other parties contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other parties of any of the covenants or agreements to be performed by it or them under this Agreement or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement will not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

ARTICLE 9

GENERAL PROVISIONS

9.1    Press Releases and Announcements. Any public announcement, including any announcement to employees, customers, suppliers or others having dealings with KFI or KFI Subsidiaries, or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement, will be issued, if at all, at such time and in such manner as Acquirer will determine and approve, or as required by applicable Law. Notwithstanding the foregoing, Acquirer and KFI agree that (a) a press release for national dissemination announcing the execution of this Agreement in a form prepared by Acquirer and reviewed and approved by KFI (with such approval not to be unreasonably withheld, conditioned or delayed) may be made on the day after execution of this Agreement, or as soon thereafter as practicable and (b) any press release or customer communication relating to this Agreement and the transactions contemplated hereby issued for dissemination in Minneapolis, Minnesota prior to the Effective Time will be in a form prepared by Acquirer and reviewed and approved by KFI (with such approval not to be unreasonably withheld, conditioned or delayed). Acquirer will have the right to be present for any in-person announcement by KFI. Unless consented to by Acquirer or required by Law, KFI will keep, and will cause KFI Subsidiaries to keep, this Agreement and the transactions contemplated by this Agreement confidential.

9.2    Notices. All notices and other communications hereunder will be in writing and will be sufficiently given if made by hand delivery, by e-mail, by overnight delivery service, or by registered or certified mail

(postage prepaid and return receipt requested) to the parties at the following addresses (or at such other address for a party as will be specified by it by like notice):

if to Acquirer:

Old National Bancorp

One Main Street

Evansville, Indiana 47708

Attention: Jeffrey L. Knight, Executive

Vice President, Corporate Secretary

and Chief Legal Counsel

Fax: (812) 468-0399

E-mail: jeff.knight@oldnational.com

with a copy to (which will not constitute notice):

Krieg DeVault LLP

One Indiana Square

Suite 2800

Indianapolis, Indiana 46204

Attention: Michael J. Messaglia

Fax: (317) 636-1507

E-mail: mmessaglia@kdlegal.com

if to KFI:

KFI Financial, Inc.

1550 Audubon Rd, Suite 200

P.O. Box 487

Chaska, Minnesota 55318

Attention:       Doug Hile

Telephone:     (952) 361-9249

E-mail:            d.hile@kleinbank.com

with a copy to (which will not constitute notice):

Dorsey & Whitney LLP

Suite 1500

50 South Sixth Street

Minneapolis, MN 554809

Attention:      Jay L. Kim

Telephone:    612-492-6144

E-mail: kim.jay@dorsey.com

All such notices and other communications will be deemed to have been duly given as follows: when delivered by hand, if personally delivered; three (3) Business Days after being deposited in the mail, postage prepaid, if delivered by mail; when receipt is electronically acknowledged, if e-mailed; and the next day after being delivered to an overnight delivery service.

9.3    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any party to this Agreement without the prior written consent of the other parties to this Agreement. Subject to the foregoing, this Agreement and all of the provisions of this Agreement will be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns.

9.4    No Third Party Beneficiaries. Except as otherwise provided in Section 6.8(c), nothing expressed or referred to in this Agreement confers any rights or remedies upon any Person that is not a party or permitted assign of a party to this Agreement.

9.5    Schedules.

(a)    Prior to or simultaneous with the execution of this Agreement, KFI delivered to Acquirer the KFI Disclosure Schedule, which set forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article 4 or to one or more covenants contained herein (whether or not such section of this Agreement expressly references a schedule thereto). Except as set forth in the Acquirer Disclosure Schedule or KFI Disclosure Schedule, the information contained therein is dated as of the close of business on the Business Day prior to the date of this Agreement or, if delivered pursuant to Section 6.7, as of such date delivered. Notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect. In the event of any inconsistency between the statements in this Agreement and statements in the Acquirer or KFI Disclosure Schedule, the statements in this Agreement will control and the statements in the Acquirer or KFI Disclosure Schedule will be disregarded.

(b)    For purposes of this Agreement, a schedule relating to a certain section may incorporate by reference disclosures made in other schedules; provided, however, that any disclosure with respect to a particular schedule or section will be deemed adequately disclosed in other schedules or sections to the extent it is readily and reasonably apparent from the nature of the disclosure that such disclosure also applies to such other schedules or sections.

9.6    Interpretation. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. References to Sections and Articles refer to Sections and Articles of this Agreement unless otherwise stated. Words such as “herein,” “hereinafter,” “hereof,” “hereto,” “hereby” and “hereunder,” and words of like import, unless the context requires otherwise, refer to this Agreement (including the exhibits and schedules hereto). As used in this Agreement, the masculine, feminine and neuter genders will be deemed to include the others if the context requires. Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular if the context requires. Whenever the words “include”, “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “but not limited to,” whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Any reference to any money or currency or use of “$” will be in U.S. dollars. Except as the context may otherwise require, references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to a statute will be to such statute, as amended from time to time, and to the rules and regulations promulgated thereunder. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

9.7    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated, and the parties will negotiate in good faith to modify this Agreement and to preserve each party’s anticipated benefits under this Agreement.

9.8    Complete Agreement. This Agreement and the Exhibits hereto, together with the Ancillary Documents, contain the complete agreement between the parties and supersede any prior understandings,

agreements or representations by or between the parties, written or oral. Each party to this Agreement acknowledges that its respective counterparty has made no representations, warranties, agreements, undertakings or promises except for those expressly set forth in this Agreement or in any of the Ancillary Documents to which each is a party. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

9.9    Governing Law. THE DOMESTIC LAW, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES, OF THE STATE OF INDIANA WILL GOVERN ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT AND THE PERFORMANCE OF THE OBLIGATIONS IMPOSED BY THIS AGREEMENT.

9.10    Submission to Jurisdiction. The parties hereby irrevocably submit to the jurisdiction of the courts of the United States of America located in Indiana solely in respect of the interpretation and enforcement of the provisions of this Agreement and the Ancillary Documents, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any Litigation relating to the interpretation or enforcement of this Agreement or any of the Ancillary Documents, that either of such parties is not subject thereto or that such Litigation may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any Ancillary Document may not be enforced in or by such courts. The parties hereto irrevocably agree that all claims with respect to such Litigation will be heard and determined in such courts. The parties hereby consent to and grant any such court’s jurisdiction over such parties and over the subject matter of such dispute, and agree that mailing of process or other papers in connection with any such Litigation in the manner provided in Section 9.2 or in such other manner as may be permitted by Law, will be valid and sufficient service thereof.

9.11    Specific Performance. Each of the parties acknowledges and agrees that the subject matter of this Agreement, including the business, assets and properties of each of KFI, KleinBank and their respective Subsidiaries, is unique, that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that the remedies at Law would not be adequate to compensate such other parties not in default or in breach. Accordingly, each of the parties agrees that the other party will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at Law or in equity (without any requirement that Acquirer or KFI provide any bond or other security). The parties waive any defense that a remedy at Law is adequate and any requirement to post bond or provide similar security in connection with actions instituted for injunctive relief or specific performance of this Agreement.

9.12    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.12.

9.13    Investigation of Representations, Warranties and Covenants. No investigation made by or on behalf of the parties hereto or the results of any such investigation will constitute a waiver of any representation, warranty or covenant of any other party.

9.14    No Survival of Representations. The representations, warranties and covenants made by KFI and Acquirer in this Agreement or in any instrument delivered pursuant to this Agreement will terminate on, and will have no further force or effect after, the first to occur of (a) the Effective Time or (b) the date on which this Agreement is terminated as set forth herein, and thereafter Acquirer, KFI and all the respective directors, officers and employees of Acquirer and KFI will have no further liability with respect thereto. The covenants contained in Sections 8.3 and 8.4 shall survive the termination of this Agreement. The covenants contained in Section 6.8 shall survive the termination of the Effective Time.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

OLD NATIONAL BANCORP

By:	/s/ Robert G. Jones
Robert G. Jones, Chairman of the Board and
Chief Executive Officer

KLEIN FINANCIAL, INC.

By	/s/ W. Douglas Hile
W. Douglas Hile, President

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

FORM OF BANK MERGER AGREEMENT

Agreement To Merge

between

OLD NATIONAL BANK

and

KLEINBANK

under the charter of

OLD NATIONAL BANK

under the title of

OLD NATIONAL BANK

This agreement made as of [●],[●], between Old National Bank (hereinafter referred to as “ONB”), a banking association organized under the laws of the United States, being located at One Main Street, Evansville, county of Vanderburgh, in the state of Indiana, and KleinBank, a Minnesota state bank (hereinafter referred to as “KleinBank”), organized under the laws of the State of Minnesota, being located at 1550 Audubon Road, Chaska, Carver County, Minnesota, each acting pursuant to a resolution of its board of directors, adopted by the vote of a majority of its directors, pursuant to the authority given by and in accordance with the provisions of the Act of November 7, 1918, as amended (12 USC 215a), witnessed as follows:

Section 1.

KleinBank shall be merged into ONB under the charter of the latter.

Section 2.

The name of the receiving association (hereinafter referred to as the “Association”) shall be Old National Bank.

Section 3.

The business of the Association shall be that of a national banking association. This business shall be conducted by the Association at its main office to be located at One Main Street, Evansville Indiana 47708, and at its legally established branches.

Section 4.

The amount of capital stock of the Association shall be as specified in the Articles of Association of the Association.

Section 5.

All assets as they exist at the effective time of the merger shall pass to and vest in the Association without any conveyance or other transfer. The Association shall be responsible for all of the liabilities of every kind and description of each of the merging banks existing as of the effective time of the merger.

Section 6.

Each issued and outstanding share of capital stock of ONB is held by Old National Bancorp, an Indiana corporation and a financial holding company registered under the Bank Holding Company Act of 1956, as amended. Each issued and outstanding share of capital stock of KleinBank is held by Klein Financial, Inc. (“KFI”), a Minnesota corporation and a financial holding company under the federal Bank Holding Company Act of 1956, as amended.

Simultaneous with the merger of KleinBank into ONB, KFI shall merge with and into Old National Bancorp. In that merger, the outstanding shares of KFI will be cancelled in exchange for consideration equal to [●] shares of Old National Bancorp’s common stock for each share of KFI common stock properly tendered, subject to adjustment procedures set forth in the Agreement and Plan of Merger by and between Old National Bancorp and Klein Financial, Inc. dated June 20, 2018 (“Merger Agreement”).

The obligation of each of Old National Bancorp and KFI to merge is subject to the satisfaction or waiver (subject to applicable law) of all the conditions set forth in the Merger Agreement. The merger of KleinBank into ONB is subject to completion of the merger of Old National Bancorp and KFI.

Effective simultaneously with the merger of KFI into Old National Bancorp, and subject to the terms and conditions of this agreement, (i) each share of capital stock of KleinBank shall be extinguished, canceled and retired and no consideration shall be paid therefor; and (ii) each share of capital stock of ONB shall remain issued and outstanding as fully paid and non-assessable shares of capital stock of the Association.

Section 7.

Neither of the banks shall declare nor pay any dividend to its shareholders between the date of the agreement and the time at which the merger shall become effective, nor dispose of any of its assets in any other manner, except in the normal course of business and for adequate value.

Section 8.

The present board of directors of ONB shall continue to serve as the board of directors of the Association until the next annual meeting or until such time as their successors have been elected and have qualified.

Section 9.

From and after the time this merger shall become effective as specified in the approval issued by the Comptroller of the Currency, the Articles of Association of ONB shall be the Articles of Association of the Association.

Section 10.

This agreement shall automatically terminate, without any further action by either party hereto, immediately upon the termination of the Merger Agreement.

Section 11.

This agreement shall be ratified and confirmed by the affirmative vote of shareholders of each of the merging banks owning at least two thirds of its capital stock outstanding, at a meeting to be held on the call of the directors; and the merger shall become effective at the time specified in a merger approval to be issued by the Comptroller of the Currency of the United States.

Section 12.

If applicable, the Association will assume any liquidation account of KleinBank that was established for the benefit of KleinBank’s eligible account holders. In the event of a complete liquidation of ONB, ONB shall comply with the requirements of the regulations of the Office of the Comptroller of the Currency with respect to the amount and the priorities on liquidation of each of eligible account holder’s inchoate interest in the liquidation account, to the extent it is still in existence; provided, that an eligible account holder’s inchoate interest in the liquidation account shall not entitle such eligible account holder to any voting rights at meetings of Association’s shareholders.

[The remainder of this page is intentionally blank.]

WITNESS, the signatures of the merging banks this [●] day of [●],[●] each set by its president and attested to by its secretary, pursuant to a resolution of its board of directors, acting by a majority.

OLD NATIONAL BANK

By:
Robert G. Jones, Chairman of the Board and Chief Executive Officer

KLEINBANK

By:
[●]

[SIGNATURE PAGE TO BANK MERGER AGREEMENT]

EXHIBIT B

FORM OF HOLDING COMPANY ARTICLES OF MERGER

ARTICLES OF MERGER

OF

KLEIN FINANCIAL, INC.

(A Minnesota Corporation)

WITH AND INTO

OLD NATIONAL BANCORP

(An Indiana Corporation)

In compliance with the requirements of the Indiana Business Corporation Law, as amended (the “Act”), the undersigned corporations, desiring to effect a merger, set forth the following facts:

Article I

SURVIVING CORPORATION

Section 1. The corporation surviving the merger is Old National Bancorp (the “Surviving Corporation”). The Surviving Corporation’s name will not change as a result of the merger and will remain “Old National Bancorp.”

Section 2. The Surviving Corporation is a domestic corporation existing pursuant to the provisions of the Act, was incorporated in Indiana on July 19, 1982, and will maintain its principal office at One Main Street, Evansville, Vanderburgh County, Indiana 47708.

Article II

MERGING CORPORATION

The name, state of incorporation and date of incorporation of the corporation, other than the Surviving Corporation, which is a party to the merger is as follows:

  Klein Financial, Inc.

(Name of Corporation)

Minnesota	January 2, 1975
(State of Domicile)	(Date of Incorporation)

Article III

PLAN OF MERGER

Old National Bancorp and Klein Financial, Inc. entered into that Agreement and Plan of Merger (the “Merger Agreement”) dated June 20, 2018. The Merger Agreement contains such information as required by the Act.

Article IV

MANNER OF ADOPTION AND VOTE

Section 1. Action by Surviving Corporation

A. Action by Directors. The Merger Agreement was adopted at a meeting of the Board of Directors of Old National Bancorp duly held and convened on [●], 2018.

B. Vote of Shareholders. Approval by Old National Bancorp’s shareholders of the Merger Agreement is not required pursuant to Section 23-1-40-3(g) of the Act.

Section 2. Action by Merging Corporation

A. Action by Directors. The Merger Agreement was adopted at a meeting of the Board of Directors of Klein Financial, Inc. duly held and convened on June 20, 2018.

B. Vote of Shareholders. With respect to Klein Financial, Inc., the designation, number of outstanding shares, number of votes entitled to be cast by each voting group entitled to vote separately on the Merger Agreement, and number of shares voted in favor or against or having abstained as to the Merger Agreement are set forth below:

Designation of Voting Group	Voting Common Stock
Number of Outstanding Shares	[●]

Number of Votes Entitled to be Cast	[●]

Shares Voted in Favor	[●]

Shares Voted Against	[●]

Shares Abstained	[●]

The number of votes cast for approval of the Merger Agreement by the shareholders of Klein Financial, Inc. was sufficient for approval thereof.

Article V

EFFECTIVE DATE AND TIME

The effective date and time of the merger hereby effectuated shall be 1:01 a.m. Eastern Daylight Time, 12:01 a.m., Central Daylight Time, [●,] 2018.

[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF, the undersigned Surviving Corporation and Merging Corporation, by their respective authorized officers, acting for and on behalf of such corporations, hereby execute these Articles of Merger; and each of such corporations certifies to the truth of the facts and acts relating to it and the action taken by its respective Board of Directors and shareholders.

Dated this [●] day of [●], 2018

OLD NATIONAL BANCORP

By:
	Name:	Robert G. Jones
	Title:	Chairman of the Board and Chief Executive Officer

KLEIN FINANCIAL, INC.

By:
	Name:	W. Douglas Hile
	Title:	President

[SIGNATURE PAGE TO INDIANA ARTICLES OF MERGER]

EXHIBIT C

FORM OF MINNESOTA ARTICLES OF MERGER

ARTICLES OF MERGER

OF

KLEIN FINANCIAL, INC.

(A Minnesota Corporation)

WITH AND INTO

OLD NATIONAL BANCORP

(An Indiana Corporation)

Pursuant to the provisions of Chapter 302A of the Minnesota Business Corporation Act (the “MBCA”), the following Articles of Merger are executed for the purpose of effecting a merger (the “Merger”) of Klein Financial, Inc., a Minnesota corporation, (“Klein Financial”) with and into Old National Bancorp, an Indiana corporation (“Old National Bancorp”).

Article I

CONSTITUENT ORGANIZATIONS

Klein Financial and Old National Bancorp are the parties to the Merger (collectively, the “Constituent Organizations”).

Article II

SURVIVING CORPORATION

Old National Bancorp shall survive the Merger, and effective upon effectiveness of the Merger, Old National Bancorp shall remain “Old National Bancorp”, an Indiana corporation (the “Surviving Corporation”).

Article III

PLAN OF MERGER

Old National Bancorp and Klein Financial have adopted a Plan of Merger containing such information as required by Section 302A.611 of the MBCA, a copy of which is attached hereto as Exhibit A and by reference made a part hereof.

This Plan of Merger has been approved by each Constituent Organization pursuant to Chapter 302A of the MBCA.

Article IV

FOREIGN CORPORATION STATUS

The Surviving Corporation agrees that it may be served with process in the state of Minnesota in any proceeding for the enforcement of an obligation of a Constituent Organization and in any proceeding for the enforcement of the rights of a dissenting shareholder of a Constituent Organization against it.

The Minnesota Secretary of State is irrevocably appointed as its agent to accept service of process in any such proceeding; and the address to which process may be forwarded is One Main Street, P.O. Box 718, Evansville, Indiana 47705.

Surviving Corporation will promptly pay to the dissenting shareholders of any corporation organized under the laws of Minnesota which is a party to the merger the amount, if any, to which they are entitled under Chapter 302A.473 of the MBCA.

Article V

EFFECTIVE DATE AND TIME

The effective date and time of the Merger hereby effectuated shall be 1:01 a.m. Eastern Daylight Time, 12:01 a.m., Central Daylight Time, [●], 2018.

Article VI

COUNTERPARTS

These Articles of Merger may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute together one and the same Articles of Merger. Each and any person named a party hereto may execute these Articles of Merger by signing any such counterpart. The parties may execute these Articles of Merger by means of portable document format (PDF) signature, and any such signature shall be of the same force and effect as an original signature. The parties agree that receipt of such executed counterparts shall be binding on such parties.

[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF, the undersigned Old National Bancorp and Klein Financial, by their respective authorized officers, acting for and on behalf of such corporations, hereby execute these Articles of Merger, and each of such corporations certifies to the truth of the facts and acts relating to it and the action taken by its respective Board of Directors and shareholders.

Dated this [●] day of [●], 2018.

OLD NATIONAL BANCORP

By:
Robert G. Jones, Chairman of the Board and Chief Executive Officer

KLEIN FINANCIAL, INC.

By:
W. Douglas Hile, President

[SIGNATURE PAGE TO MINNESOTA ARTICLES OF MERGER]

Exhibit A

PLAN OF MERGER

THIS PLAN OF MERGER (“Agreement”) is made and entered into this [●] day of [●], [●] by and between Old National Bancorp (“ONB” or the “Surviving Corporation”) and Klein Financial, Inc. (“KFI” or the “Merging Corporation”).

W I T N E S S E T H:

WHEREAS, ONB is an Indiana corporation registered as a financial holding company under the federal Bank Holding Company Act of 1956, as amended (the “BHC Act”), with its principal office located in Evansville, Vanderburgh County, Indiana; and

WHEREAS, KFI is a Minnesota corporation registered as a financial holding company under the BHC Act, with its principal office located in 1550 Audubon Road, Chaska, Carver County, Minnesota; and

WHEREAS, ONB and KFI seek to affiliate through a corporate reorganization whereby KFI will merge with and into ONB; and

WHEREAS, pursuant to a separate Agreement and Plan of Merger (the “Merger Agreement”), dated June 20, 2018, KFI has agreed to merge with and into ONB; and

WHEREAS, the Boards of Directors of each of the parties hereto have determined that it is in the best interests of their respective corporations and their respective shareholders to consummate the merger provided for herein and have approved this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby make this Agreement and prescribe the terms and conditions of the merger of KFI with and into ONB, and the mode of carrying such merger into effect as follows:

ARTICLE I.

THE MERGER

Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined herein), KFI shall be merged with and into and under the Articles of Incorporation of ONB (the “Merger”). ONB shall be the surviving corporation in the Merger and shall continue its corporate existence under the laws of the State of Indiana. At the Effective Time, the separate corporate existence of KFI shall cease.

ARTICLE II.

THE SURVIVING CORPORATION

Section 2.1    Name and Offices. Upon and following the Effective Time of the Merger, the name of the Surviving Corporation shall be Old National Bancorp, and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law (the “IBCL”). The principal office of the Surviving Corporation shall be located at One Main Street, Evansville, Vanderburgh County, Indiana until such time as the Board of Directors designates otherwise.

Section 2.2    Authorized Shares. The total number of shares that ONB shall have authority to issue is 300,000,000 shares of common stock and 2,000,000 shares of preferred stock.

Section 2.3    Directors of the Surviving Corporation. The directors of the Surviving Corporation following the Effective Time shall be those individuals serving as directors of ONB at the Effective Time until such time as their successors have been duly elected and have qualified or until their earlier resignation, death, or removal as a director.

Section 2.4    Officers of the Surviving Corporation. The officers of ONB serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office.

Section 2.5    Articles of Incorporation and Bylaws.

(a)

Articles of Incorporation. The Articles of Incorporation of ONB in existence at the Effective Time shall remain the Articles of Incorporation of the Surviving Corporation following the Effective Time, until such Articles of Incorporation shall be amended or repealed as provided therein or by applicable law.

(b)

Bylaws. The Bylaws of ONB in existence at the Effective Time shall remain the Bylaws of the Surviving Corporation following the Effective Time, until such Bylaws shall be amended or repealed as provided therein or by applicable law.

Section 2.6    Effect of the Merger. At the Effective Time, the title to all assets, real estate and other property owned by KFI shall vest in Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended, without reversion or impairment. At the Effective Time, all liabilities of KFI shall be assumed by Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended.

ARTICLE III.

MANNER AND BASIS OF EXCHANGE OF STOCK

Section 3.1    Manner of Conversion of Shares. Upon and by virtue of the Merger becoming effective at the Effective Time, each share of common stock of KFI issued and outstanding immediately prior to the Effective Time shall become and be converted into the right to receive [●] shares of common stock of ONB, without par value, as adjusted pursuant to the Merger Agreement by virtue of the Merger, without any action on the part of the holder thereof (except for dissenting shares and for shares as provided in Section 3.5 below) (“Merger Consideration”).

Section 3.2    Effect of Conversion. At and after the Effective Time, each share of common stock of KFI shall represent only the right to receive the Merger Consideration.

Section 3.3    Stock Exchange. Each holder of KFI common stock shall, upon the completion and execution of appropriate documentation requested by ONB, be entitled to receive from the Surviving Corporation a statement of ownership of book-entry shares representing that number of shares of ONB common stock that each holder of KFI has the right to receive pursuant to Section 3.1 hereof.

Section 3.5    Treasury Stock. Each share of KFI common stock that, immediately prior to the Effective Time, is held as treasury stock of KFI or held directly or indirectly by ONB (other than shares held by ONB in a fiduciary capacity or in satisfaction of a debt previously contracted) shall by virtue of the Merger be canceled and retired and shall cease to exist, and no exchange or payment shall be made therefor.

ARTICLE IV.

CONDITIONS PRECEDENT

The obligation of ONB and KFI to consummate the Merger contemplated by this Agreement is subject to the receipt of all required approvals of the shareholders of KFI, the receipt of all appropriate orders, consents, approvals and clearances from all necessary regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the Merger, as well as the satisfaction of the conditions set forth in the Merger Agreement.

ARTICLE V.

EFFECTIVE TIME

Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement, the Merger shall become effective on the date and at the time specified in the Articles of Merger filed with the Minnesota Secretary of State.

ARTICLE VI.

TERMINATION

Section 6.1    Manner of Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time as provided in the Merger Agreement.

Section 6.2    Effect of Termination. Upon termination by written notice, this Agreement shall be of no further force or effect, and there shall be no further obligations or liabilities by reason of this Agreement or the termination thereof on the part of either party hereto or their respective directors, officers, employees, agents and shareholders, except as expressly provided in the Merger Agreement, including without limitation: (i) the confidentiality provisions of the Merger Agreement; and (ii) the payment of their respective expenses, as set forth in the Merger Agreement.

ARTICLE VII.

MISCELLANEOUS

Section 7.1    Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 7.2    Entire Agreement. This Agreement, together with the Merger Agreement and the Ancillary Documents (as defined in the Merger Agreement), set forth the entire understanding of the parties hereto with respect to the subject matter hereof and merges and supersedes all prior and contemporaneous understandings with respect to the subject matter hereof. This Agreement is delivered subject to the terms and conditions of the Merger Agreement and in the event of any conflict between the provisions of this Agreement and the provisions of the Merger Agreement, the provisions of the Merger Agreement shall control.

Section 7.3    Notices. Any notices, request or instruction to be given hereunder to any party hereto shall be in writing and delivered by hand and receipted for, sent by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United

States Mail, return receipt requested, with first class postage pre-paid to the other party hereto and marked to the attention of the Chairman of the Board or President of such party.

Section 7.4    Amendments; Waivers. No amendments of this Agreement shall be binding unless executed in writing by all parties hereto. Any waiver of any provision of this Agreement shall be in writing, and no waiver of any provision shall be deemed a waiver of any other provision or constitute a continuing waiver.

Section 7.5    Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had ever been contained herein.

Section 7.6    Governing Law. This Agreement has been executed and delivered in the State of [Indiana] and shall be construed and governed in accordance with the laws of the State of Indiana, without reference to the conflict or choice of law principles thereof.

Section 7.7    Counterparts. This Agreement may be executed in any number of counterparts and by facsimile, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF, Old National Bancorp and Klein Financial, Inc. have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed and attested by their duly authorized officers.

Old National Bancorp

By:
Robert G. Jones, Chairman of the Board and Chief Executive Officer

Klein Financial, Inc.

By:
W. Douglas Hile, President

[SIGNATURE PAGE TO HOLDING COMPANY PLAN OF MERGER]

EXHIBIT D

FORM OF SHAREHOLDER VOTING AGREEMENT

The undersigned hereby agrees in his capacity as an individual shareholder and as a trustee of the Trusts identified on the signature page below to vote the shares of Klein Financial, Inc. (“KFI”) Common Stock that are registered in his name, and to take action in his capacity as a trustee to cause each Trust to vote the shares KFI Common Stock that are registered in its name, in favor of the Agreement and Plan of Merger by and between Old National Bancorp and KFI, dated [●], 2018 (the “Agreement”). In addition, the undersigned hereby agrees not to make, or take any action to cause any Trust to make, any transfers of shares of KFI Common Stock with the purpose of avoiding the agreement set forth in the preceding sentence and agrees to cause any transferee of such shares to abide by the terms of this Voting Agreement.

The undersigned is entering into this Voting Agreement solely in his capacity as a shareholder and as a trustee of the Trusts and, notwithstanding anything to the contrary in this Voting Agreement, nothing in this Voting Agreement is intended or shall be construed to limit or affect the authority of the undersigned, in the undersigned’s capacity as a director, employee, officer or agent of KFI, or as a trustee of a Trust, if applicable, to act or fail to act in accordance with: the undersigned’s fiduciary duties in such capacity, applicable trust agreements and applicable law. Furthermore, the undersigned makes no agreement or understanding herein in his or her capacity as a director, employee, officer or agent of KFI.

Notwithstanding any contrary provision herein, this Voting Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earliest of (a) the consummation of the Merger (as defined in the Agreement), (b) the termination of the Agreement in accordance with its terms, (c) the taking of such action whereby a majority of the Board of Directors of KFI, in accordance with the terms and conditions of Section 6.3 of the Agreement, withdraws its favorable recommendation of the Agreement to its shareholders; (d) the adoption of the Agreement by the shareholders of KFI; or (e) December 31, 2019.

This Voting Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

Dated this                  day of                         , 2018.

_______________________________

[insert name]

EXHIBIT E

FORM OF LOCK-UP AGREEMENT

Old National Bancorp

One Main Street

Evansville, Indiana 47708

Ladies and Gentlemen:

In connection with the proposed acquisition (the “Acquisition”) of Klein Financial, Inc. (“KFI”) by Old National Bancorp (“Acquirer”), and in consideration of KFI and Acquirer entering into the Agreement and Plan of Merger dated on or about June 20, 2018, (the “Merger Agreement;” certain terms used herein and not defined herein are used herein as defined in the Merger Agreement), the receipt and sufficiency of such consideration being hereby acknowledged and accepted, and in order to induce Acquirer to close the Merger, the undersigned, a KFI shareholder and a trustee of the Trusts identified below, each of which will receive Acquirer common stock (the “Acquirer Common Stock”) in exchange for its KFI Common Stock, hereby agrees with Acquirer as follows:

1.    During the period commencing as of the Effective Time specified in the Merger Agreement and expiring the lesser of ninety (90) days thereafter or sixty (60) days thereafter if the Closing Date would have occurred on November 30, 2018 but for the penultimate sentence of Section 2.2(d) of the Merger Agreement, the undersigned will not and will not take any action to cause or permit any of the Trusts to:

(a)    offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition or otherwise) of Acquirer Common Stock owned by the undersigned or to be received by the undersigned pursuant to the Merger, or securities owned beneficially by the undersigned, directly or indirectly, including establishing or increasing a put equivalent position or liquidating or decreasing a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any Acquirer Common Stock;

(b)    enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Acquirer Common Stock, whether any such transaction is to be settled by delivery of Acquirer Common Stock or other securities, in cash or otherwise;

(c)    make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Acquirer Common Stock or any other securities of Acquirer; or

(d)    publicly disclose an intention to effect any such transaction.

2.    This Lock-Up Agreement will not prohibit the undersigned from making or acting to cause or permit any Trust to make (a) bona fide gifts of Acquirer Common Stock to family members or family trusts, (b) any transfer of Acquirer Common Stock for estate planning purposes to persons immediately related to such transferor by blood, marriage or adoption, or any trust solely for the benefit of such transferor and/or the persons described in the preceding clause, (c) transfers of Acquirer Common Stock to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, or (d) transfers of Acquirer Common Stock to any entity directly or indirectly controlled by or under common control with the undersigned, provided, however, that with respect to each of the transfers described in clauses (a), (b), (c) or (d) of this sentence, prior to such transfer, the donee, distributee, transferee, or the trustee or legal guardian on behalf of any donee, distributee or transferee agrees in writing to be bound by the terms of this Lock-Up Agreement. For purposes hereof, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

3.    The undersigned also agrees and consents to the entry of stop transfer instructions with Acquirer as its transfer agent and registrar against the transfer of the undersigned’s Acquirer Common Stock, except in compliance with this Lock-Up Agreement. In furtherance of the foregoing, Acquirer as its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

4.    It is understood that if the Merger Agreement entered into in connection with the Merger has been terminated without the consummation of the Merger, this Lock-Up Agreement shall be cancelled and of no further force and effect.

5.    The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement; provided that, to the extent that the undersigned is executing this Lock-Up Agreement in his capacity as a trustee of a Trust, nothing in this Lock-Up Agreement is intended or shall be construed to limit or affect the authority of the undersigned to act or fail to act in accordance with: the undersigned’s fiduciary duties in such capacity, applicable trust agreements and applicable law. Upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

6.    The undersigned understands that Acquirer will proceed with the Acquisition of KFI in reliance on this Lock-Up Agreement. Moreover, the undersigned understands and agrees that Acquirer and KFI are relying upon the accuracy, completeness, and truth of the undersigned’s representations, warranties, agreements, and certifications contained in this Lock-Up Agreement.

7.    The parties agree that irreparable damage would occur if this Lock-Up Agreement is not performed in accordance with the terms hereof and that Acquirer shall be entitled to equitable relief, including but not limited to injunctive relief or specific performance of the terms hereof, in addition to any other remedy to which it is entitled at law or in equity. If Acquirer institutes any legal suit, action or proceeding against the undersigned arising out of this Lock-Up Agreement, Acquirer shall be entitled to receive, in addition to all other damages to which it may be entitled, all costs Acquirer incurs, including attorneys’ fees and expenses and court costs.

[Signature Page Follows]

SIGNATURE PAGE TO LOCK-UP AGREEMENT

IN WITNESS WHEREOF, the undersigned has completed this Lock-up Agreement in connection with the undersigned’s receipt of shares of Acquirer Common Stock in connection with the Merger, and authorizes KFI and Acquirer to rely on this Lock-up Agreement as hereinabove described.

Date:

[insert name] Individually and in his capacity as Trustee of the below
Trusts: [insert Trust names]

Acknowledged by: OLD NATIONAL BANCORP

By: Robert G. Jones, Chairman of the Board and Chief Executive Officer

[Signature Page to Lock-Up Agreement]

FORM OF LOCK-UP AGREEMENT

Old National Bancorp

One Main Street

Evansville, Indiana 47708

Ladies and Gentlemen:

In connection with the proposed acquisition (the “Acquisition”) of Klein Financial, Inc. (“KFI”) by Old National Bancorp (“Acquirer”), and in consideration of KFI and Acquirer entering into the Agreement and Plan of Merger dated on or about June 20, 2018, (the “Merger Agreement;” certain terms used herein and not defined herein are used herein as defined in the Merger Agreement), the receipt and sufficiency of such consideration being hereby acknowledged and accepted, and in order to induce Acquirer to close the Merger, the undersigned, a KFI shareholder who will receive Acquirer common stock (the “Acquirer Common Stock”) in exchange for its KFI Common Stock, hereby agrees with Acquirer as follows:

1.    During the period commencing as of the Effective Time specified in the Merger Agreement and expiring the lesser of ninety (90) days thereafter or sixty (60) days thereafter if the Closing Date would have occurred on November 30, 2018 but for the penultimate sentence of Section 2.2(d) of the Merger Agreement, the undersigned will not and will not take any action to:

(a)    offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition or otherwise) of more than 40% of the Acquirer Common Stock to be received by the undersigned pursuant to the Merger;

(b)    enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Acquirer Common Stock, whether any such transaction is to be settled by delivery of Acquirer Common Stock or other securities, in cash or otherwise;

(c)    make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Acquirer Common Stock or any other securities of Acquirer; or

(d)    publicly disclose an intention to effect any such transaction.

2.    This Lock-Up Agreement will not prohibit the undersigned from making (a) bona fide gifts of Acquirer Common Stock to family members or family trusts, (b) any transfer of Acquirer Common Stock for estate planning purposes to persons immediately related to such transferor by blood, marriage or adoption, or any trust solely for the benefit of such transferor and/or the persons described in the preceding clause, (c) transfers of Acquirer Common Stock to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, or (d) transfers of Acquirer Common Stock to any entity directly or indirectly controlled by or under common control with the undersigned, provided, however, that with respect to each of the transfers described in clauses (a), (b), (c) or (d) of this sentence, prior to such transfer, the donee, distributee, transferee, or the trustee or legal guardian on behalf of any donee, distributee or transferee agrees in writing to be bound by the terms of this Lock-Up Agreement. For purposes hereof, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

3.    The undersigned also agrees and consents to the entry of stop transfer instructions with Acquirer as its transfer agent and registrar against the transfer of the undersigned’s Acquirer Common Stock, except in compliance with this Lock-Up Agreement. In furtherance of the foregoing, Acquirer as its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

4.    It is understood that if the Merger Agreement entered into in connection with the Merger has been terminated without the consummation of the Merger, this Lock-Up Agreement shall be cancelled and of no further force and effect.

5.    The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement; provided that, to the extent that the undersigned is a trust, nothing in this Lock-Up Agreement is intended or shall be construed to limit or affect the authority of the trustees of such trust to act or fail to act in accordance with: such trustees’ fiduciary duties in such capacity, applicable trust agreements and applicable law. Upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

6.    The undersigned understands that Acquirer will proceed with the Acquisition of KFI in reliance on this Lock-Up Agreement. Moreover, the undersigned understands and agrees that Acquirer and KFI are relying upon the accuracy, completeness, and truth of the undersigned’s representations, warranties, agreements, and certifications contained in this Lock-Up Agreement.

7.    The parties agree that irreparable damage would occur if this Lock-Up Agreement is not performed in accordance with the terms hereof and that Acquirer shall be entitled to equitable relief, including but not limited to injunctive relief or specific performance of the terms hereof, in addition to any other remedy to which it is entitled at law or in equity. If Acquirer institutes any legal suit, action or proceeding against the undersigned arising out of this Lock-Up Agreement, Acquirer shall be entitled to receive, in addition to all other damages to which it may be entitled, all costs Acquirer incurs, including attorneys’ fees and expenses and court costs.

[Signature Page Follows]

SIGNATURE PAGE TO LOCK-UP AGREEMENT

IN WITNESS WHEREOF, the undersigned has completed this Lock-up Agreement in connection with the undersigned’s receipt of shares of Acquirer Common Stock in connection with the Merger, and authorizes KFI and Acquirer to rely on this Lock-up Agreement as hereinabove described.

Date:

[insert name]
Individually and in his capacity as Trustee of the below Trusts:
[insert Trust names]

Acknowledged by:

OLD NATIONAL BANCORP

By: Robert G. Jones, Chairman of the Board and Chief Executive Officer

[Signature Page to Lock-Up Agreement]

EXHIBIT F

KFI CONSOLIDATED SHAREHOLDERS’ EQUITY

SAMPLE CALCULATION

9/30/2018
Shareholder Equity 12/31/2017	$216,400
Total Cash Distributions	($12,900)
Capital Distribution	*($5,800)*
Prior Fiscal Year Tax Distribution	*($2,600)*
Current Fiscal Year Tax Distribution	*($4,500)*
Net Income	$26,720
Shareholder Equity	$230,220
AOCI Exclusion	$4,410
Plus Transaction Expenses	*$0*
Plus Acquirer Requested ALLL Adjustments (Section 5.9)	*$0*
Plus Accruals per Section 6.4	*$0*
Plus Dividends & Distributions Paid per Section 5.1(c)(iv) or 5.7(f)	*$0*
KFI Consolidated Shareholder Equity	***$234,630***

Transaction Expenses*:	
Legal	$0
Accounting	$0
Financial Advisory Fees	$0
Contract Termination	$0
Severance Costs	$0
Executive CIC	$0
Executive Transaction Pool	$0
Retention Bonus	$0
Long Term Incentive Plan	$0
SERP	$0
Tail Insurance	$0
Other(Travel, Meals, Marketing)	$0
Total	**$0**

* As defined in the Agreement and including but not limited to the specific items listed

4825-0311-10191

EXHIBIT G

FORM OF TAX INDEMNITY LETTER

                    , 2018

[name of recipient]

[address of recipient]

Re: Merger of Klein Financial, Inc. and Old National Bancorp--Tax Distribution Indemnification Amount

Dear [                    :

Pursuant to the Agreement and Plan of Merger dated as of June __, 2018 (the “Merger Agreement”), by and between Old National Bancorp (“Acquirer”) and Klein Financial, Inc. (“KFI”), KFI will be merged with and into Acquirer, effective as of [date].

Pursuant to Section 5.7 of the Merger Agreement, KFI is not permitted to pay cash distributions after the date of the Merger Agreement to cover income tax liabilities related to your allocated federal and state taxable income in connection with your ownership of KFI Common Stock (“Tax Distributions”). Acquirer understands and acknowledges that, as a result of KFI not paying Tax Distributions for the remainder of 2018 tax year, you have not received funds from KFI to pay quarterly estimated taxes as required by applicable federal and state law and your failure to pay quarterly estimated taxes may result in the imposition of penalties and interest charges.

Acquirer agrees to indemnify you for all penalties, interest or additions to tax assessed to you as a result of a failure to pay estimated taxes on a timely basis in the amounts due in connection with the allocated components of your KFI 2018 federal and state taxable income (the “Tax Distribution Indemnification Amount”). Acquirer will pay the Tax Distribution Indemnification Amount to you no later than five days after receipt from you of the certifications described in the following paragraph. Acquirer will not pay any penalties, interest or additions to tax assessed to you as a result of a failure to pay estimated taxes on a timely basis with respect to taxable income unrelated to KFI, or if you failed to timely make the appropriate estimated tax payments in 2018 related to tax distributions from KFI with respect to the April 17, 2018 and June 15, 2018 estimated tax payments.

You must prepare and file, or cause to be prepared and filed, your federal and state income tax returns for 2018 in accordance with your past practice (to the extent such past practice complies with applicable law). If penalties, interest or any additions to tax attributable to the failure to pay estimated taxes in a timely manner in connection with the allocated components of your KFI 2018 taxable income are reported on the income tax returns as due and payable, you must provide to Acquirer a written certification of the Tax Distribution Indemnification Amount. If, after filing the relevant income tax returns, you receive notice of assessment from the tax authorities that any additional penalties, interest or additions to tax attributable to failure to pay 2018 estimated taxes in a timely manner relating to KFI 2018 taxable income are due and payable, Shareholder shall provide to Acquirer a written certification of this additional Tax Distribution Indemnification Amount. In each case, your certification as to the amount due shall be conclusive absent manifest error and include a certification that you (i) timely made the appropriate estimated tax payments in 2018 related to tax distributions from KFI with respect to the April 17, 2018 and June 15, 2018 estimated tax payments and (ii) made good faith efforts to minimize any penalties, interest and additions to tax assessed and to minimize any estimated quarterly estimated tax payments after June 15, 2018 related to KFI taxable income. Acquirer may only object to the payment of the Tax Distribution Indemnification Amount in the event that Acquirer disputes an aggregate amount of $100,000 or greater with respect to the Tax Distribution Indemnification Amount for all shareholders of KFI.

This letter summarizes the understanding and agreement of the Acquirer and you regarding the Tax Distribution Indemnification Amount. If you agree to the terms set forth in this letter please sign as indicated below and return the signed letter to the Acquirer at the address set forth above.

Very truly yours,

Former KFI Shareholder:

Annex B

OPINION OF SANDLER O’NEILL + PARTNERS, L.P., FINANCIAL ADVISOR TO KLEIN

June 20, 2018

Board of Directors

Klein Financial, Inc.

1550 Audubon Road

Suite 200

Chaska, MN 55318

Ladies and Gentlemen:

Klein Financial, Inc. (“KFI”) and Old National Bancorp (“Acquirer”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which KFI will, subject to the terms and conditions set forth in the Agreement, merge with and into Acquirer with Acquirer being the surviving entity (the “Merger”). Pursuant to the terms and conditions of the Agreement, at the Effective Time, each share of KFI’s common stock, no par value (“KFI Common Stock”), issued and outstanding immediately prior to the Effective Time, except for certain shares of KFI Common Stock as specified in the Agreement, will be converted into and become the right to receive 7.92 shares (the “Exchange Ratio”) of Acquirer common stock, no par value (“Acquirer Common Stock”), subject to possible adjustment as set forth in the Agreement. The Agreement provides, generally, that if the KFI Consolidated Shareholders’ Equity as of the Determination Date is less than Minimum Shareholder Equity, the Exchange Ratio shall be decreased to a quotient determined by dividing the Adjusted Stock Purchase Price by the total number of shares of KFI Common Stock outstanding at the Effective Time, and further dividing that number by the Acquirer Closing Date Stock Price. Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of KFI Common Stock.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated June 20, 2018; (ii) certain publicly available financial statements and other historical financial information of KFI that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Acquirer that we deemed relevant; (iv) certain internal financial projections for KFI for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of KFI; (v) publicly available consensus mean analyst earnings per share estimates for Acquirer for the years ending December 31, 2018 and December 31, 2019, as well as a long-term earnings per share growth rate for the years thereafter and dividends per share for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of Acquirer; (vi) the pro forma financial impact of the Merger on Acquirer based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as estimated annual regulatory costs following the closing of the Merger, as provided by the senior management of Acquirer; (vii) the publicly reported historical price and trading activity for Acquirer Common Stock, including a comparison of certain stock market information for Acquirer Common Stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded; (viii) a comparison of certain financial information for KFI and Acquirer with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank industry (on a regional and nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the management of KFI and its representatives the business, financial condition, results of operations and prospects of KFI and held similar discussions with certain members of the management of Acquirer and its representatives regarding the business, financial condition, results of operations and prospects of Acquirer.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by KFI or Acquirer or their respective representatives, or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have relied on the assurances of the respective managements of KFI and Acquirer that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of KFI or Acquirer or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of KFI or Acquirer. We did not make an independent evaluation of the adequacy of the allowance for loan losses of KFI or Acquirer, or of the combined entity after the Merger, and we have not reviewed any individual credit files relating to KFI or Acquirer. We have assumed, with your consent, that the respective allowances for loan losses for both KFI and Acquirer are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain internal financial projections for KFI for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of KFI. In addition, Sandler O’Neill used publicly available consensus mean analyst earnings per share estimates for Acquirer for the years ending December 31, 2018 and December 31, 2019, as well as a long-term earnings per share growth rate for the years thereafter and dividends per share for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of Acquirer. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as estimated annual regulatory costs following the closing of the Merger, as provided by the senior management of Acquirer. With respect to the foregoing information, the respective senior managements of KFI and Acquirer confirmed to us that such information reflected (or, in the case of the publicly available consensus mean analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of KFI and Acquirer, respectively, and the other matters covered thereby, and we assumed that the future financial performance reflected in such information would be achieved. We express no opinion as to such information, or the assumptions on which such information is based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of KFI or Acquirer since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that KFI and Acquirer will remain as going concerns for all periods relevant to our analysis.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on KFI, Acquirer, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that KFI has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Acquirer Common Stock at any time or what the value of Acquirer Common Stock will be once it is actually received by the holders of KFI Common Stock.

We have acted as KFI’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon closing of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the portion of the transaction fee which will become payable to Sandler O’Neill on the day of closing of the Merger. KFI has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In the two years preceding the date hereof we have not provided any other investment banking services to KFI, nor has Sandler O’Neill provided any investment banking services to Acquirer in the two years preceding the date hereof. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Acquirer and its affiliates. We may also actively trade the equity and debt securities of Acquirer and its affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of KFI in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of KFI as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of KFI Common Stock and does not address the underlying business decision of KFI to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for KFI or the effect of any other transaction in which KFI might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director or employee of KFI or Acquirer, or any class of such persons, if any, relative to the compensation to be received in the Merger by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion may not be reproduced without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to holders of KFI Common Stock from a financial point of view.

Very truly yours,

Annex C

SECTIONS 302A.471 AND 302A.473 OF THE MINNESOTA BUSINESS CORPORATION ACT

302A.471 RIGHTS OF DISSENTING SHAREHOLDERS

Subdivision 1. Actions creating rights. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) unless otherwise provided in the articles, an amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

(1) alters or abolishes a preferential right of the shares;

(2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

(3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

(4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section; or

(5) eliminates the right to obtain payment under this subdivision;

(b) a sale, lease, transfer, or other disposition of property and assets of the corporation that requires shareholder approval under section 302A.661, subdivision 2, but not including a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

(c) a plan of merger, whether under this chapter or under chapter 322B or 322C, to which the corporation is a constituent organization, except as provided in subdivision 3, and except for a plan of merger adopted under section 302A.626;

(d) a plan of exchange, whether under this chapter or under chapter 322B or 322C, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring organization, except as provided in subdivision 3;

(e) a plan of conversion is adopted by the corporation and becomes effective;

(f) an amendment of the articles in connection with a combination of a class or series under section 302A.402 that reduces the number of shares of the class or series owned by the shareholder to a fraction of a share if the corporation exercises its right to repurchase the fractional share so created under section 302A.423; or

(g) any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

Subdivision 2. Beneficial owners. (a) A shareholder shall not assert dissenters’ rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

(b) A beneficial owner of shares who is not the shareholder may assert dissenters’ rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

Subdivision 3. Rights not to apply. (a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring organization in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

(b) If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters’ rights.

(c) Notwithstanding subdivision 1, the right to obtain payment under this section, other than in connection with a plan of merger adopted under section 302A.613, subdivision 4 or 302A.621, is limited in accordance with the following provisions:

(1) The right to obtain payment under this section is not available for the holders of shares of any class or series of shares that is listed on the New York Stock Exchange, the NYSE MKT LLC, the NASDAQ Global Market, the NASDAQ Global Select Market, the Nasdaq Capital Market, or any successor to any such market.

(2) The applicability of clause (1) is determined as of:

(i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action described in subdivision 1; or

(ii) the day before the effective date of corporate action described in subdivision 1 if there is no meeting of shareholders.

(3) Clause (1) is not applicable, and the right to obtain payment under this section is available pursuant to subdivision 1, for the holders of any class or series of shares who are required by the terms of the corporate action described in subdivision 1 to accept for such shares anything other than shares, or cash in lieu of fractional shares, of any class or any series of shares of a domestic or foreign corporation, or any other ownership interest of any other organization, that satisfies the standards set forth in clause (1) at the time the corporate action becomes effective.

Subdivision 4. Other rights. The shareholders of a corporation who have a right under this section to obtain payment for their shares, or who would have the right to obtain payment for their shares absent the exception set forth in paragraph (c) of subdivision 3, do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473 PROCEDURES FOR ASSERTING DISSENTERS’ RIGHTS

Subdivision 1. Definitions. (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

(b) “Corporation” means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

(c) “Fair value of the shares” means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

(d) “Interest” means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09, subdivision 1, paragraph (c), clause (1).

Subdivision 2. Notice of action. (a) If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

(b) In connection with a qualified offer as described in section 302A.613, subdivision 4, the constituent corporation subject to the offer may, but is not required to, send to all shareholders a written notice informing each shareholder of the right to dissent and must include a copy of this section and section 302A.471 and a brief description of the procedure to be followed under these sections. To be effective, the notice must be sent as promptly as practicable at or following the commencement of the offer, but in any event at least ten days before the consummation of the offer.

Subdivision 3. Notice of dissent. If the proposed action must be approved by the shareholders and the corporation holds a shareholder meeting, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters’ rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action. If the proposed action is to be effected pursuant to section 302A.613, subdivision 4, and the corporation has elected to send a notice of action in accordance with subdivision 2, paragraph (b), a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters’ rights must not tender the shares owned by the shareholder in response to the offer and must file with the corporation a written notice of intent to demand the fair value of the shares owned by the shareholder. Written notice must be filed with the corporation before the consummation of the offer.

Subdivision 4. Notice of procedure; deposit of shares. (a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send (i) in any case where subdivision 3 is applicable, to all shareholders who have complied with subdivision 3, (ii) in any case where a written action of shareholders gave effect to the action creating the right to obtain payment under section 302A.471, to all shareholders who did not sign or consent to a written action that gave effect to the action creating the right to obtain payment under section 302A.471, and (iii) in any other case, to all shareholders entitled to dissent, a notice that contains:

(1) the address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

(2) any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

(3) a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

(4) a copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

(b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

Subdivision 5. Payment; return of shares. (a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

(1) the corporation’s closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

(2) an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

(3) a copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

(b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

(c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

Subdivision 6. Supplemental payment; demand. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter’s own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

Subdivision 7. Petition; determination. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the Rules of Civil Procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the Rules of Civil Procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

Subdivision 8. Costs; fees; expenses. (a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

(b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

(c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Old National Bancorp (“Old National”) is an Indiana corporation. Old National’s officers and directors are and will be indemnified under Indiana law, the Fourth Amended and Restated Articles of Incorporation and the Amended and Restated By-laws of Old National against certain liabilities. Chapter 37 of the Indiana Business Corporation Law (the “IBCL”) requires a corporation, unless limited by its articles of incorporation, to indemnify a director or an officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, against reasonable expenses, including counsel fees, incurred in connection with the proceeding. Old National’s Fourth Amended and Restated Articles of Incorporation do not contain any provision limiting such indemnification.

The IBCL also permits a corporation to indemnify a director, officer, employee, or agent who is made a party to a proceeding because the person was a director, officer, employee, or agent of the corporation against liability incurred in the proceeding if (1) the individual’s conduct was in good faith, and (2) the individual reasonably believed (A) in the case of conduct in the individual’s official capacity with the corporation, that the conduct was in the corporation’s best interests, and (B) in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and (3) in the case of a criminal proceeding, the individual either (A) had reasonable cause to believe the individual’s conduct was lawful, or (B) had no reasonable cause to believe the individual’s conduct was unlawful. The IBCL also permits a corporation to pay for or reimburse reasonable expenses incurred before the final disposition of the proceeding and permits a court of competent jurisdiction to order a corporation to indemnify a director or officer if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the person met the standards for indemnification otherwise provided in the IBCL.

Old National’s Fourth Amended and Restated Articles of Incorporation require it to provide indemnification to its officers and directors to the fullest extent authorized by the IBCL and to pay for or reimburse reasonable expenses incurred before the final disposition of the proceeding as authorized by the IBCL. Old National’s Fourth Amended and Restated Articles of Incorporation also authorize it to maintain insurance at its expense to protect itself and any of its directors, officers, employees or agents or those of another corporation, partnership, joint venture, trust, or other entity against expense, liability or loss, whether or not Old National would have the power to indemnify such person against such expense, liability or loss under the IBCL. Old National currently maintains officer and director liability insurance.

Old National’s By-laws contain indemnification provisions to substantially the same effect as in the Fourth Amended Restated Articles of Incorporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit	Description

2.1	Agreement and Plan of Merger between Old National Bancorp and Klein Financial, Inc., dated as of June 20, 2018 (included as Annex A to this proxy statement and prospectus).

3.1	Fourth Amended and Restated Articles of Incorporation of Old National Bancorp (incorporated by reference to Exhibit 3.1 of Old National’s Current Report on Form 8-K filed on May 16, 2016).

3.2	Amended and Restated By-Laws of Old National Bancorp (incorporated by reference to Exhibit 3.1 of Old National’s Current Report on Form 8-K filed on August 1, 2016).

5.1*	Opinion of Krieg DeVault LLP regarding legality of the securities being registered.

8.1*	Opinion of Krieg DeVault LLP regarding tax matters.

10.1	Form of Voting Agreement of shareholders of Klein Financial, Inc. (incorporated by reference to Exhibit 10.1 of Old National’s Current Report on Form 8-K filed on June 21, 2018).

10.2	Forms of Lock-Up Agreement of shareholders of Klein Financial, Inc. (incorporated by reference to Exhibit 10.2 of Old National’s Current Report on Form 8-K filed on June 21, 2018).

21	Subsidiaries of Old National Bancorp (incorporated by reference to Exhibit 21 of Old National’s Form 10-K filed on February 15, 2018).

23.1*	Consent of Crowe LLP.

23.2*	Consent of Krieg DeVault LLP (included in Exhibits 5.1 and 8.1).

24.1*	Power of Attorney.

24.2	Power of Attorney.

99.1*	Consent of Sandler O’Neill + Partners, L.P.

99.2*	Form of Klein Financial, Inc. proxy card.

*	Previously filed.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(5) That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(8) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(9) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evansville, State of Indiana, on the 22nd day of August, 2018.

OLD NATIONAL BANCORP (Registrant)

By:	/s/ Robert G. Jones

Robert G. Jones Chairman and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 22nd day of August, 2018.

/s/ Robert G. Jones Robert G. Jones Chairman and Chief Executive Officer (Principal Executive Officer)		/s/ Thomas E. Salmon* Thomas E. Salmon, Director

/s/ James C. Ryan, III* James C. Ryan, III Senior EVP and Chief Financial Officer (Principal Financial Officer)		/s/ Randall T. Shepard * Randall T. Shepard, Director

/s/ Michael W. Woods Michael W. Woods Senior Vice President – Corporate Controller (Principal Accounting Officer)		/s/ Rebecca S. Skillman* Rebecca S. Skillman, Director

/s/ Alan W. Braun* Alan W. Braun, Director		/s/ Kelly N. Stanley* Kelly N. Stanley, Director

/s/ Andrew E. Goebel* Andrew E. Goebel, Director		/s/ Derrick J. Stewart* Derrick J. Stewart, Director

/s/ Jerome F. Henry, Jr.* Jerome F. Henry, Jr., Director		/s/ Katherine E. White* Katherine E. White, Director

/s/ Ryan C. Kitchell* Ryan C. Kitchell, Director		/s/ Linda E. White* Linda E. White, Director

/s/ Phelps L. Lambert* Phelps L. Lambert, Director

	*By:	/s/ Jeffrey L. Knight Jeffrey L. Knight Attorney-in-fact

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